UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI ANNUAL REPORT 2010 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS



AngloGold Ashanti

Annual Financial Statements **2010**

pure
gold

AngloGold Ashanti board of directors

as at 31 December 2010



TT Mboweni
Chairman



TJ Motlatsi
Deputy Chairman



FB Arisman
Non-executive director



M Cutifani
Chief executive officer



R Gasant
Non-executive director



WA Nairn
Non-executive director



LW Nkuhlu
Non-executive director



F Ohene-Kena
Non-executive director



SM Pityana
Non-executive director



S Venkatakrishnan
Chief financial officer

Forward-looking statements

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditure, and the outcome and consequence of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such risk factors, refer to the section titled "Risk management and internal controls" in these annual financial statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of these annual financial statements or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Contents

Areas of focus in this report

Our **vision**

to be **the leading** mining company

Our **mission**

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

Our
values

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... **to care**.

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

Scope of the report

AngloGold Ashanti reports

in line with

global

best practice

AngloGold Ashanti's suite of 2010 annual reports includes:

- Annual Financial Statements 2010

- Mineral Resource and Ore Reserve Report 2010

- Sustainability Report 2010

- Annual Review 2010

These reports and documents communicate all relevant aspects of AngloGold Ashanti's operating, sustainability and financial performance for the 2010 financial year, from 1 January 2010 to 31 December 2010. Those to whom the company seeks to communicate include: shareholders; investors; employees and their representatives; the communities within which AngloGold Ashanti operates; and regional and national governments.

The **Annual Financial Statements 2010** presents an extensive review of the year in both web-based and printed formats, and was prepared in accordance with: International Financial Reporting Standards (IFRS); the South African Companies Act, 61 of 1973 (as amended); and the Listings Requirements of the JSE Limited (JSE). In compiling the Annual Financial Statements 2010 and the Sustainability Report 2010, the guidelines on integrated reporting of the King

Report on Governance for South Africa 2009 (King III) were taken into account. This report, which includes a separate Notice of Meeting, is submitted to the JSE in South Africa, as well as the stock exchanges in London, New York, Ghana, Australia, Paris and Brussels. It is also submitted the United States Securities and Exchange Commission (SEC) on a Form 6-K. In compliance with the rules governing its listing on the New York Stock Exchange and in accordance with the accounting principles generally accepted in the US, AngloGold Ashanti prepares an annual report on Form 20-F. The Form 20-F for the 2010 financial year must be filed with the SEC by no later than 30 June 2011.

In the **Mineral Resource and Ore Reserve Report 2010**, AngloGold Ashanti's Mineral Resources and Ore Reserves are reported in accordance with the South African Code for Reporting of Exploration Results, Mineral Reserves and Mineral Resources (SAMREC 2007 Edition) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC 2004). Competent persons in terms of these codes have prepared, reviewed and confirmed the Mineral Resources and Ore Reserves reported. The Annual Financial Statements 2010 contains a summary of the group's Mineral Resource and Ore Reserve as detailed in the Mineral Resource and Ore Reserve Report 2010. These Ore Reserves are used in the preparation of the annual financial statements in accordance with IFRS.

The **Sustainability Report 2010**, Sustainable Gold, provides an account of AngloGold Ashanti's sustainability performance in 2010. It covers six key focus areas for 2010:
- Improving operational safety performance;
- Managing health impacts that arise at our operations and in our communities;
- Operating with due respect for human rights;
- Delivering sustainable economic benefits, including to the communities which host our operations;
- Recognising and reporting explicitly on exploration and closure in the life cycle of our operations; and
- Conducting effective stewardship of the environment and of the natural resources that we use, primarily land, water and energy.

The report gives context and outlines the approach for each area. It also provides particulars of the work that has been undertaken in that area, targets that have been set and performance against these targets. Supplementary information on our website presents more detailed disclosure on performance against relevant Global Reporting Initiative (GRI) indicators, the sustainable development framework of the International Council on Metals and Mining (ICMM) and the principles of the UN Global Compact (UNGC).

A separate summary report, the **Annual Review 2010**, which contains extracts of key information from the Annual Financial Statements 2010, the Sustainability Report 2010 as well as the notice of meeting to shareholders and the form of proxy, has been produced for distribution to all shareholders.

A compact disc, containing the web-based versions and downloadable pdfs of these reports, will be distributed to all shareholders together with the Annual Review 2010.

Hard copies of all these reports, which are integral to AngloGold Ashanti's communication programme with its shareholders and business partners, may be requested from the contacts listed at the end of this report.

Note:
- Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports.
- References to "group" and "company" are used interchangeably in the narrative of this report, except in the financial statements of the group and company.
- "Statement of financial position" and "balance sheet" are used interchangeably in the narrative of this report.
- To familiarise yourself with the terminology used in this report, please refer to Non-GAAP disclosures and the Glossary of terms and Non-GAAP metrics.
- Locations on maps are for indication purposes only.

Corporate profile

We truly cover the world

A truly global producer of gold

Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations on four continents and several exploration programmes in both the established and new gold-producing regions of the world.

AngloGold Ashanti employed 62,046 people, including contractors, in 2010 and produced 4.52Moz of gold (2009: 4.60Moz), generating $5.3bn in gold income (2009: $3.8bn). Capital expenditure in 2010 amounted to $1,015m (2009: $1,027m). As at 31 December 2010, AngloGold Ashanti's Ore Reserve totalled 71.2Moz.

Focused on returns

AngloGold Ashanti endeavours to maximise the returns delivered to shareholders throughout the economic cycle, by producing gold safely, responsibly and efficiently.

Our business

Exploration

The group's exploration programme, which covers greenfield, brownfield, and more recently, marine exploration, is conducted either directly or in collaboration with partners. The group's foremost recent greenfield discovery is the La Colosa deposit in Colombia (see map for regions of active greenfield exploration). Brownfield exploration is conducted around existing operations. In October 2009, the group established a joint venture to explore for marine mineral deposits on the continental shelf. This complements AngloGold Ashanti's existing terrestrial exploration and mining activities.

Operations

In addition to the six deep-level mines and one surface operation in South Africa, AngloGold Ashanti has surface and underground mining operations in the Americas, Australia and elsewhere on the African continent. The Tau Lekoa mine in South Africa was sold during 2010. In addition to gold, valuable by-products – silver, sulphuric acid and uranium – are produced in the process of recovering the gold mined at certain operations.

Marketing

Once processed to the doré (unrefined gold bar) stage at AngloGold Ashanti's operations, this product is dispatched to various precious metal refineries where the gold is refined to a

purity of at least 99.5%, in accordance with the standards of 'good delivery' as determined by the London Bullion Market Association. It is then sold to bullion banks or refiners. Gold has been a much sought after source of wealth over the centuries, be it as an investment, a store of value, or as jewellery. AngloGold Ashanti campaigns actively to promote the demand for gold.

Built for purpose

Since launching its new business strategy at the end of March 2008, AngloGold Ashanti has significantly restructured its portfolio and rebuilt its balance sheet to create the operating and financial foundation to achieve production growth from 5.4Moz to 5.6Moz by 2014. Operating cash flow has increased markedly following the elimination of the hedge book, as well as the implementation of Project ONE, the business improvement intervention, and the higher gold price.

AngloGold Ashanti has also continued to invest in its industry-leading exploration team to build on its unmatched record of new gold discoveries and to grow its world-class gold endowment. Longer-term debt has also been introduced into the balance sheet, thereby greatly enhancing the capacity to fund a significant project pipeline, while maintaining strict capital discipline and driving shareholder returns.

Geographic distribution of shareholders
as at 31 December 2010



■ United States	52.60%
■ South Africa	22.54%
■ United Kingdom	11.73%
■ Ghana	2.95%
■ France	2.35%
■ Rest of Europe	2.56%
■ Rest of Americas	1.20%
■ Rest of the world	4.07%

Relative share price performance (%)



6 May 2008
Announcement of significant exploration results at La Colosa

July 2008
Restructuring of hedge book begins

7 July 2008
Rights offer raises $1.7bn

21 November 2008
$1bn syndicated loan with Standard Chartered announced

20 May 2009
Issue of 3.5% convertible bonds of $732.5m, due 2014

29 June 2009
Sale of interest in Boddington completed

31 July 2009
Hedge book reduced by 1.4Moz to 3.9Moz, which is less than one year's production

14 September 2010
Launch of concurrent equity and mandatory convertible subordinated bond offerings

21 April 2010
$1bn, four-year revolving credit facility secured

7 October 2010
Hedge book eliminated

Q4 2010
Fatality-free quarter

— Index of AngloGold Ashanti share price on NYSE
— Philadelphia Stock Exchange Gold & Silver Index

Corporate profile

We truly cover the world

Location of AngloGold Ashanti operations and major greenfield projects

United States
Cripple Creek & Victor   233,000oz

Brazil
Serra Grande   77,000oz
AGA Mineração   338,000oz

Colombia
La Colosa
Gramalote

Argentina
Cerro Vanguardia   194,000oz

Our primary focus is gold


Operations
Projects



Guinea
Siguiri 273,000oz

Mali
Morila 95,000oz
Sadiola 118,000oz
Yatela 60,000oz

Ghana
Iduapriem 185,000oz
Obuasi 317,000oz

DRC
Mongbwalu
Kibali

Australia
Sunrise Dam 396,000oz
Tropicana

Tanzania
Geita 357,000oz

Namibia
Navachab 86,000oz

South Africa

Vaal River
Great Noligwa 132,000oz
Kopanang 305,000oz
Moab Khotsong 292,000oz
Tau Lekoa 63,000oz[1]
Surface operations 179,000oz

West Wits
Mponeng 532,000oz
Savuka 22,000oz
TauTona 259,000oz

[1] *Sold effective 1 August 2010*

Strategy

Striving to be the
leading
mining company

AngloGold Ashanti's business strategy is reviewed regularly to determine progress in its implementation against the backdrop of a dynamic operating and regulatory environment. These evaluations allow for tactical adjustments necessary to achieve the ultimate goal of becoming "**the leading mining company**".

AngloGold Ashanti has defined its strategic focus in five parts:
- **Recognise that "People are the business"** – organisational development is a strategic value driver for the group;
- **Maximise margins** – manage both revenue and costs to ensure delivery and protection of returns throughout the economic cycle;
- **Manage the business as an asset portfolio** – use capital deployment optimisation approaches to support delivery of return targets;
- **Grow the business** – have a definite strategy for both organic growth and growth by acquisition and be opportunistic in seeking value accretive targets; and
- **Embrace sustainability principles** – understand and focus on creating value for both business and social partners to manage risk and opportunity.

The key components of each of the strategy points are as follows:

People are the business

AngloGold Ashanti recognises that "People are the business" and through its:
- **Mission**, defines a clear view of the organisation;
- **Vision**, reflects a clear and consistent view of the organisation's future;
- **Values**, recognises that the process used to achieve results is as important as the results themselves;
- **Business Process Framework**, defines the policy, standards and operating framework necessary to establish a flexible and responsive work model within which people have the opportunity to be creative and realise their potential; and
- **Organisational model**, ensures that the right person, does the right work, in the right way and at the right time.

Maximise margins

AngloGold Ashanti seeks to ensure sustainable value and maximise returns by:
- **Managing revenues** to ensure that full value is realised from its products by:
  - managing product sales to realise premiums for the delivery of a superior quality product and by exploring other value adding initiatives;
  - delivering products of a consistent quality, on time; and
  - offering exposure to spot prices.
- **Managing costs** to protect margins and returns on capital employed by:
  - applying resource development strategies to maintain operating margins over the life cycle of the assets;
  - protecting critical margins where appropriate;
  - maintaining costs below the industry's mean in order to minimise risks to cash flow and returns in a volatile price environment; and
  - optimising capital deployment by investing only in assets and growth opportunities which offer superior returns.

Manage the business

Meeting commitments is a critical objective and includes:
- ensuring safe work practices and a healthy workforce;
- generating returns on capital of more than 15% through the cycle;
- meeting production and cost targets;
- managing costs to maximise margins and return on capital employed over the life cycle of all operations and projects;
- maximising revenues; and
- implementing Project ONE (refer page 46) to standardise all operating procedures and achieve key five-year goals. The five-year goals agreed in 2008 were:
  - a 70% reduction in accident rates;
  - a 30% improvement in overall productivity (in terms of ounces of gold produced per employee);
  - a 60% reduction in reportable environmental incidents;
  - a 20% increase in gold production;
  - a 25% reduction in real IFRS total cash costs per ounce; and
  - to deliver an average return on capital of above 15%.

Given the progress achieved to date, the board reviewed and amended the following key five-year goals in late 2010 for the period 2011-2015 as follows:
- Safety – an all injury frequency rate of less than 9 per million hours worked by 2015;
- Productivity – 20% improvement in oz/TEC by 2015;
- Environment – 30% reduction in reportable incidents by 2015;
- Production (attributable ounces produced) – between 5.4Moz and 5.6Moz, an improvement of 20% on base;
- Total cash cost per ounce – a 20% improvement in real unit costs by 2015 (adjusted for mining inflation); and
- Return on shareholders' equity (%) – 15% through the cycle to 2015.

Manage the business as an asset portfolio
AngloGold Ashanti regularly reviews and ranks each asset and project as part of its annual business planning process. This ranking is both absolute and relative to its peer group, with the aim of:
- ensuring that individual assets and projects meet or exceed specified risk-adjusted rates of return;
- identifying the strengths and weaknesses of the portfolio, with particular focus on portfolio risk;
- implementing strategies to identify optimal orebody capability;
- applying methods and design to ensure optimal operating performance;

- ensuring the application of detailed planning and scheduling, together with the use of best-practice operating methods associated with each asset;
- optimising returns from existing assets and growth opportunities; and
- selling those assets that no longer meet the company's criteria at attractive valuations.

Grow the business

AngloGold Ashanti seeks to further enhance shareholder value through:
- **Exploration** – leveraging its asset portfolio and landholdings through greenfield and brownfield exploration and development while targeting new opportunities;
- **Brownfield development** – the development portfolio comprises board approved projects including: the Tropicana gold project in Australia; the Córrego do Sítio and Lamego projects in Brazil; the Mine Life Extension project at Cripple Creek & Victor in the United States; the Ventersdorp Contact Reef project at the Mponeng mine in South Africa; and others undergoing feasibility studies in Argentina, Brazil, Colombia, the Democratic Republic of the Congo, Mali, Namibia, South Africa and the United States;
- **New projects** – by promoting organic growth and leveraging current positions;
- **Mergers and acquisitions** – by selectively pursuing value accretive merger and acquisition opportunities; and
- **Logical incrementalism** – by maximising the value of other commodities within an existing and developing asset portfolio.

Embrace sustainability principles

AngloGold Ashanti seeks to embrace sustainability principles to create business and social partnerships based on mutual value creation. This approach includes:
- **Safety and health** – ensuring that commitment to the welfare of people remains the company's most important value;
- **Environment** – by managing the impact on the environment, meeting commitments made to host communities and ensuring AngloGold Ashanti is the preferred development partner for mining projects;
- **Community relations** – establishing relationships and developing strategies that support the creation of unique value for various community partners;
- **Institutional relations** – working through the respective government and other local institutions, while respecting the values and traditions of each jurisdiction; and
- **Political relationships** – managing relationships in a manner consistent with the company's values.

Group overview 2010

Key features 2010

- All injury frequency rate (AIFR) improved by 11% to 11.50 per million hours worked;
- Record adjusted headline earnings (excluding the impact of accelerated hedge buy-backs) of $787m, a result of improved margins due to higher received prices;
- Production of 4.52Moz at a total cash cost of $638/oz, within exchange-rate adjusted guidance;
- Geita, Cripple Creek & Victor and South Africa turnarounds successfully executed;
- Complete elimination of the hedge book, thus providing full exposure to the prevailing gold spot price;

- Securing AngloGold Ashanti's international investment grade credit ratings;
- Introduction of long-term tenor to the statement of financial position with the issue of two rated bonds maturing in 10 and 30 years and mandatory convertible bonds due in 2013; and
- A full year dividend of 145 South African cents per share (approximately 20 US cents per share), 12% higher than the previous year of 130 South African cents (17 US cents per share).

Gold production
(000oz)



06	5,635
07	5,477
08	4,982
09	4,599
10	4,515

4,515₀₀₀ₒ₂

4,515000oz

Cash flow from operating activities*
($m)



06	1,106
07	866
08	584
09	1,299
10	1,669

* Excludes hedge buy-back costs

$1,669ₘ

$1,669m

Group overview 2010 – key data

		2010	2009	% change
Gold produced	(000oz)	**4,515**	4,599	(2)
Average gold spot price	($/oz)	**1,227**	974	26
Average received gold price	($/oz)	**561**	751	(25)
Average received gold price excluding hedge buy-back costs [1]	($/oz)	**1,159**	925	25
Total cash costs	($/oz)	**638**	514	24
Total production costs	($/oz)	**816**	646	26
Ore Reserve [2]	(Moz)	**71**	71	1
Revenue	($m)	**5,514**	3,916	41
Gold income	($m)	**5,334**	3,768	42
Adjusted headline loss [3]	($m)	**(1,758)**	(50)	3,416
Adjusted headline earnings excluding hedge buy-back costs [4]	($m)	**787**	708	11
Adjusted headline earnings excluding hedge buy-back costs	(US cents/share)	**212**	196	8
Dividends per ordinary share	(SA cents/share)	**145**	130	12
Average exchange rate	(R/$)	**7.30**	8.39	(13)
Exchange rate at year-end	(R/$)	**6.57**	7.44	(12)
Share price at year-end:				
JSE	(R/share)	**326.90**	306.29	7
NYSE	($/share)	**49.23**	40.18	23
Market capitalisation at year-end	($m)	**18,767**	14,555	29

Note:

[1] *Average received gold price during 2010 excluding the effects of hedge buy-back costs at $1,159/oz is 25% higher than 2009, 5.5% discount to the spot gold price and better than the guidance of 8% to 10%.*

[2] *After adjusting for the Tau Lekoa sale, Ore Reserve increased by 1% from 70.6Moz to 71.2Moz.*

[3] *Headline loss adjusted for unrealised non-hedge derivatives, fair value adjustments on the option component of the convertible and mandatory convertible bonds, adjustments to other commodity contracts and deferred tax thereon. Refer to Non-GAAP disclosure note 1 on page 372.*

[4] *Refer to Non-GAAP disclosure note 1 on page 372.*

All injury frequency rate
(per million hours worked)



06	22.83
07	20.95
08	16.66
09	12.88
10	11.50

Market capitalisation
($bn)



06	13.2
07	11.9
08	9.8
09	14.6
10	18.8

11.50 per million hours worked

$18.8bn

Chairman's statement

A company with **vision, committed** to excellence

It is my pleasure and privilege to address to you my first chairman's statement since taking office during 2010.

When I was approached for discussion about the position, there were two matters about which I felt I had to satisfy myself. The first one was that I wanted to see the company showing, practically, that they were serious about curbing injuries and deaths in mine accidents. The second was their intention in relation to the closing out of the hedge book.

On the first, I was very pleased to be assured that, led by Mark Cutifani, the executives at AngloGold Ashanti work very hard at ensuring that safety is indeed our first priority. The improvement in the fatal accident rate of close to 70% since 2007, is evidence of these efforts. Yet we are aware that the rate of improvement has slowed somewhat in recent years, and we look forward to the next step change on the way to achieving our goal of making employee fatalities a thing of the past.

I would like to convey my and the company's condolences to the families and friends of the fifteen employees who died in mining accidents during the course of 2010, and give my assurances to them, and to all employees and their loved ones, that safety is a priority that will remain in place.

On the matter of the hedge book, the wish became reality within just a few months. During October, we were able to announce the achievement of that goal, opening up to shareholders the benefits of full exposure to the spot gold price.

That occurred shortly after two leading credit rating agencies affirmed the company's international investment grade credit ratings.

The unhedged position and strong balance sheet leave the company extremely well placed to pursue our substantial project pipeline, assisted further by a gold price that appears likely, at the very least, to sustain itself within the range experienced in the year under review.

Continuing uncertainty about the prospects for economic recovery in the US, Europe and Japan, and the fiscal measures implemented to mitigate the economic difficulties, have underpinned the role of gold as an investment commodity, and hence the gold price rise of the past two years or so.

Notwithstanding the higher gold price, fabrication demand for gold grew by 13.4% in 2010, though admittedly off a relatively low base. Most of the growth was thanks to increased demand for gold jewellery in India and, to a lesser extent, China. In both markets AngloGold Ashanti expends much energy in gold marketing activities.

Tito Mboweni discusses his thoughts on the way forward for AngloGold Ashanti

Podcast available at www.aga-reports.com/10/podcasts.htm



However, it is not the bullish gold market that distinguishes this company. What has encouraged me the most in my short time on the board of AngloGold Ashanti is the company's vision and commitment to excellence. The elimination of the 11.3Moz gold hedge since 2008, during a period of unprecedented international economic and financial distress, is, in my view, but one illustration of these attributes.

Equally illuminating are the methodical efforts incorporated in Project ONE to enhance efficiencies at our operations and throughout the business. Particularly pleasing is the turnaround at the Geita Gold Mine in Tanzania, while notable progress has also been made at the Mponeng Plant in South Africa and the South American operations.

It is important to emphasise the holistic nature of Project ONE. In addition to operating efficiencies, it incorporates a range of targets related to both our people and sustainability issues, such as safety and environmental management, all of which are key components of AngloGold Ashanti's strategic drive.

As a mining company committed to responsible corporate citizenship, operating around the world is becoming increasingly complex. From government attempts to impose punitive taxes in Australia to the instability prior to the welcome advent of democracy in Guinea, AngloGold Ashanti has been challenged to play a responsible role.

The value of high-quality social dialogue is best illustrated in South Africa, where the Mining Charter was reviewed during the course of the year and a new version published in September. This compact between government, business and labour seeks to set out processes and targets aimed at gradually eliminating the country's and the industry's apartheid legacy without damaging the industry's competitiveness. We are of the view that the outcome effectively achieved these dual goals.

As was the case with the initial 2004 charter, AngloGold Ashanti again played an important role in this achievement through our CEO Mark Cutifani's senior leadership position in the South African Chamber of Mines.

As a mining company, we have an obligation to the societies in which we operate to ensure, as our values state, that they are better off for our having been there. Naturally mining, as with all economic activity, will have an impact on the social and physical environment. Not all of that will be immediately positive. However, AngloGold Ashanti is committed to ensuring that, on balance, the positive consequences significantly outweigh the negative. We accept, further, that our responsibility as a good corporate citizen is not only to ensure that that is the case, but also to be open and responsive to those who would want to express their concerns. The board will continue to encourage the executive to sharpen its focus in this regard.

I would like to thank my fellow board members, management and staff at AngloGold Ashanti for all they have done to welcome me to the company and for the support given to me in exercising my responsibilities as chairman.

I would like to welcome Rhidwaan Gasant, who joined the board in August, bringing in additional financial expertise and experience in the resources sector. The wisdom in appointing him is already apparent. We also welcome Fred Ohene-Kena who brings his extensive knowledge of the Ghanaian society, and its mining sector in particular.

I would like to pay tribute to my predecessor Russell Edey. During Russell's tenure, AngloGold Ashanti was transformed from a leading South African corporation into a leading international one. I can only hope to be able to emulate the wisdom he showed in so doing.

Finally, James Motlatsi announced his retirement from the board, with effect from 17 February 2011. As one of the original directors of AngloGold Ashanti when it was formed in 1998, James provided both continuity and critical leadership during the changing times and has served all AngloGold Ashanti stakeholders with great distinction. His retirement allows him the opportunity to pursue new interests. On behalf of the board and management, and indeed on my own behalf, I extend our thanks and best wishes to James for the future. Rea leboga Ntate! (Thank you, Sir).

The board will, in the coming months, be taking action to replace the expertise lost and, generally, work towards building an even better balance of knowledge, experience and skill.

TT Mboweni
Chairman
11 March 2011

CEO's review

Being **unhedged,** we can better leverage a rising gold price

In putting pen to paper to share with you my thoughts on 2010, I must first make a very simple observation. The elimination of the hedge book, the rebuilding of our financial foundations through the reconstruction of the balance sheet, and the progress on improving operational performance all point to 2010 being a landmark year for AngloGold Ashanti. Combined with a steadily strengthening market and price for our product, we see a bright future for the company, our shareholders, our employees and all our business partners.

Gold chalked up its 10th consecutive annual increase in 2010 as investors looked for a safe haven from countless economic disruptions and potential dislocations across the globe.

The second major round of quantitative easing began in the US as the Federal Reserve used an already-extended balance sheet to kick start meaningful growth in the economy, raising renewed concern over the long-term health of the dollar and the rising spectre of inflation. Japan moved aggressively to devalue its currency in order to fan demand for its exports and revive a flagging economy.

Mark Cutifani discusses his views on the outlook for AngloGold Ashanti

Podcast available at www.aga-reports.com/10/podcasts.htm

A booming economy in China brought the threat of runaway consumer price increases ever closer. In Europe, intensifying sovereign debt concerns deepened economic and political fault lines between euro members, raising doubts over the future of the common currency. A conflagration on the Korean peninsula once again threatened to tip the region into crisis. Against this heightened risk backdrop it was hardly surprising that gold reached a high for the year of $1,431/oz in early December. Notwithstanding the strong price rally, consumer demand increased, with the world jewellery sector rising an estimated 16% in 2010.

All the while, there remained a dearth of large, new discoveries to replace gold production. Depletion of the world's major orebodies continued, cost pressures mounted as currencies of commodity producing nations strengthened against the dollar, and higher labour costs and metal prices spurred input costs of everything from power to drill steels, reagents and grinding media. Despite a decade of higher prices, the supply response from the gold industry remained muted. It has perhaps never been clearer that, with the average, all-inclusive cost of production for the industry at more than $1,000/oz, the fundamentals remain supportive of the gold price. Once the gloomy and somewhat uncertain macroeconomic picture is factored in, it is our view that the gold price remains well supported, with a bias to the upside.

It was in this context that your board took the decision in September to eliminate the hedge book, once and for all ending the forced sale of our production at discounts to market prices. This was made possible by the reconstruction of the company's balance sheet over the past two years. Investment grade debt ratings awarded in April by both Moody's and S&P paved the way for the issue of $700m, 10-year bonds and $300m, 30-year bonds, the latter being a first for a South African corporate. A syndicate of 16 banks also provided a renewed, four-year revolving credit facility. With that balance sheet structure in place, the difficult call was made in September to issue new equity and a mandatory convertible bond, together totalling almost $1.6bn, to provide the final financing – over and above cash and existing debt of about $1bn – to eliminate the remaining 3.0Moz of gold committed under hedge contracts.

The final hedge contract was eliminated on 7 October, not only achieving a key strategic objective but also enhancing cash flow generation capacity and AngloGold Ashanti's ability to finance an unmatched slate of growth projects across our global operations and development portfolio.

Now the hard work really begins, to consistently achieve our goal of earning a return of at least 15% on invested capital, throughout the investment and commodity price cycles. Our teams worked diligently during the year to set the foundation for growth and improved operating performance across our global suite of 20 gold-producing assets.

Project ONE, the change model designed to modernise and improve operating practices and reduce volatility across the business, thereby increasing productivity, while at the same time better clarifying role accountability, was implemented at an additional 15 sites (mines and processing plants) in 2010, adding to the eight that went live in 2009. All in all, 145 employees are engaged full-time in ensuring that this revolutionary operating framework is embedded across the business to achieve an ambitious set of safety, environmental, operating and financial targets. While this is undoubtedly a time-consuming and complex endeavour, our collective commitment to Project ONE deepened further during the year as we saw significant successes achieved at the Mponeng plant, at Geita and also the South American operations.

The early roll-out at the more complex and labour intensive South African underground mines also yielded positive early results and showed the benefit to be gleaned from increasing the focus on planning and organisation and ensuring that the right person does the right job, at the right time, in the right way.

CEO's review

In line with my commitment made in 2009, we cemented the hard won improvements in Brazil and Argentina, which now boast the company's lowest-cost assets. Crucially, AGA Mineração and Cerro Vanguardia both have exciting – and board approved – growth prospects ahead of them. At Cripple Creek & Victor, in the US, the much needed operating turnaround was flawlessly executed by the team, who are now looking to further production expansions with the installation of a high-grade milling circuit.

The Americas region, a strong business in its own right under Ron Largent's leadership, now has plans in place to grow production over the next five years from the 842,000oz achieved in 2010, to around 1.2Moz by 2013. In addition, exploration drilling restarted at La Colosa, in Colombia, after a hiatus of more than two years due to permitting constraints, and prefeasibility work commenced at the Gramalote joint venture, raising the prospect of significant additional growth over the medium term from the world's most prospective new goldfield. We will continue to be cautious and diligent in moving ahead in Colombia, where we have an enviable position in the world's most exciting new gold district, at an entry cost of almost zero, once the proceeds from farm-ins, joint ventures, asset sales and spin-offs are taken into account.

In Continental Africa, Geita was clearly the standout, closing the chapter on a difficult four-year period in which it missed operating targets. Compared to the 272,000oz achieved at the end of 2009, this asset delivered 357,000oz from the plant in 2010 and is set to produce 500,000oz in 2011, returning this mine to its rightful place near the top of the production pecking order. Unit costs, meanwhile, have almost halved from their peak as significant improvements were made to plant availability and the fleet was reduced from 48 trucks in 2009 to 34 trucks in 2010, while the quantity of ore transported increased.

With Guinea emerging tentatively from a successful election, the scope to realise the potential from Siguiri's world-class orebody is now potentially enhanced and work is under way to investigate the best possible ways of delivering on this growth potential. In the Democratic Republic of the Congo (DRC), work continued in parallel to complete the feasibility studies on the Mongbwalu and Kibali projects, the latter with our partner Randgold Resources. In both cases, our emphasis is on bringing our technical and planning expertise to bear on these projects to ensure they are completed safely, on time, within budget and in line with their envisaged operating parameters.

The DRC is poised to be a significant contributor to our production profile beyond 2014, with expansion potentially providing valuable optionality given the geological endowment of the country's northeastern region. Mali, one of our more mature operating regions in Africa, continues to generate significant cash flow and we are working closely with IAMGold, our partner at Sadiola, to formulate the final plan needed to tap the promising deep sulphide Mineral Resource as well as extensions to the shallower oxide ore.

Ghana remains the biggest challenge for the Continental Africa region. Decisions were taken during the first half of the year to suspend both operations in order to affect sustainable and long-lasting solutions to water-balance issues which, in Obuasi's case, follow almost a century of intensive mining across a vast footprint. While this had a significant impact on production, it reinforced our commitment to ensuring environmentally responsible mining and to improving our performance in this regard in all jurisdictions. There remains work to do, particularly at Obuasi, where the operation was also dogged by operating problems, most notably ore-pass hang-ups and below-par development rates.

Following our success at Geita, a senior, multi-disciplinary team led by Richard Duffy and supported by myself and Tony O'Neill,

our Executive Vice President of Technical and Business Development, has been appointed to design and execute a strategy that will ensure that this gold orebody, undoubtedly one of the world's largest at almost 30Moz, performs to its full potential. This is a key challenge for the year ahead.

In Australia, Sunrise Dam delivered another solid performance, although it's worth pointing out that the cash cost line of $957/oz is distorted by the $259/oz non-cash, deferred-stripping charge. This is simply an accounting entry and obscures the significant cash generation ability of this mine. The transition to underground ore continued during 2010, as did work to understand the true nature and extent of the orebody. This has prompted a decision to test the potential during 2011 for a bulk-cave operation to more efficiently extract underground ore over an extended life of mine.

We also passed a significant milestone in 2010 with the approval in November of the development of the Tropicana gold deposit in Western Australia. This is not only a virgin discovery by AngloGold Ashanti's own exploration team in a large, untouched new gold belt, but also the first true greenfield project undertaken by the company in more than a decade. What's more encouraging to us is that an extensive exploration campaign along the Tropicana belt, which extends along a strike of some 600km, is yielding good results. I'm confident that the original scope of this project, which calls for total production of 330,000oz to 350,000oz a year over 10 years, is only the beginning of the productive life of this district and that strong production levels anticipated in the initial three years of the mine's life, will be sustained as new Mineral Resources are discovered by our world-class exploration team.

At the beginning of 2010, the South Africa region was the source of significant concern. Safety stoppages were the hallmark of 2009's performance as severe disruptions were caused by our own decision to halt certain operations in order to improve operating conditions and by government-enforced Section 54 stoppages. This was compounded by a lack of flexibility on key assets. While we saw production take a hit at key operations, rising power and labour costs threatened a damaging margin squeeze.

As I write this review, the situation is much improved. Following his appointment as Executive Vice President – South Africa, in February, Robbie Lazare set about making the crucial changes required to improve safety and ensure these large, deep mines return to their cash generation potential. His `three-horizon' strategy – to rapidly improve safety, production and costs, to optimise the configuration of the assets, and to design a far-reaching technology innovation plan to ensure their long-term survival – has already yielded impressive results.

Excluding Tau Lekoa, which was sold to Simmer & Jack during the year, production from South Africa was largely unchanged, while the cost increase (in US dollar terms) was contained at 31% to $586/oz, despite a 26% power-price hike, a near double-digit payroll increase, the impact of input inflation across all consumables and significant strengthening of operating currencies throughout the year. A look behind these impressive results shows increases across key production metrics.

New management appointments have energised operating teams and the renewed focus on planning, following the enthusiastic embrace of Project ONE, promises further improvements going forward.

Robbie has also spearheaded the formation of The Technological Innovation Consortium to investigate ways to tap the deeper reaches of the extensive Witwatersrand orebody in a safe and profitable way. This is an ambitious

CEO's review

endeavour that some have likened to the Manhattan Project, for the sheer quality and breadth of the global expertise harnessed to achieve a single goal. This project has potentially far-reaching benefits and brings together an unparalleled group of the world's finest innovators who are – at the time this report is distributed – already a year into finding a resolution to the ultra-deep mining conundrum: to safely and profitably mine what remains the world's largest and most consistent gold resource. The group includes a range of universities, research institutes and industrial luminaries such as General Electric, 3M, Atlas Copco, Bateman, Sandvik, SNC-Lavalin and many more. This is not simply a vague, conceptual study, but a hard-nosed commercial endeavour that could put AngloGold Ashanti far ahead of its rivals in pioneering real intellectual property to unlock untold mineral wealth at depth, across the world. We will keep you updated as this project progresses.

While we're studying all the angles to ensure a profitable long-term future for South Africa's deep mines, our attention will also be focused on some near-term objectives in 2011. Chief among these will be navigating the next round of biennial wage talks with South Africa's labour unions. It is not merely lip service to say that we view organised labour as a partner in building our business in South Africa. While the National Union of Mineworkers and others representing miners, artisans and tradesman in South Africa have proved their mettle over several years as tough negotiators, they have also shown time and again that they are a responsible partner which does not take lightly any decision to disrupt production. We will enter this round of negotiations with a mandate to pursue open and frank dialogue and to reach a fair agreement that benefits all sides and ensures a healthy and sustainable industry for all stakeholders.

Turning to the nationalisation debate in South Africa, we are comforted by the fact that the government is well aware of the negative consequences that would follow nationalisation of South Africa's mines, a view unequivocally expressed by senior leaders of the governing African National Congress on several occasions. The government has also shown itself to be sensitive to the negative impact this debate has on the perceptions of some investors less familiar with the robust nature of South African political discourse. Nonetheless, AngloGold Ashanti looks forward to this discussion reaching a conclusion as soon as possible to further improve South Africa's overall investment climate.

It is with deep sadness that I reflect on the tragic deaths of 15 of our colleagues in accidents at our operations during the year. One fatality in the workplace is one too many and each one of these is keenly felt by every member of this organisation. We are working hard to bring the behavioural and technical changes to all levels of work that we undertake every day to improve this safety performance. While safety performance suffered during the second and third quarters, a fatality-free fourth quarter showed what we are capable of. The long-term trends also provide sight of how far we've come. All told, the all injury frequency rate improved by 11% from 2009 and by 49% since 2006. An encouraging performance, but I firmly believe there remains much room for improvement. Achieving that remains our primary operational aim as Project ONE – with its attendant focus on detailed planning and execution of work – translates to improved safety.

So, with the financial foundation laid and the engine room starting to work toward its potential (though with much room for improvement), the third leg of our strategy is aimed at ensuring the long-term future of this company through a world-beating exploration effort. This is a team that made virgin discoveries in Colombia, the Tropicana belt in Australia and the DRC; successes we are confident of repeating. Following the consolidation of our global footprint in 2009, 2010 was the year for moving this effort forward.

Drilling resumed in Colombia, accelerated in the DRC and Australia, and was initiated in new areas in which AngloGold Ashanti once again has first-mover advantage and the potential to dominate. These include the Solomon Islands, the extensive Cornelia Range in the northwest of West Australia, the Middle East and North Africa, Gabon and Baffin Island, in Canada's Arctic.

We will continue to invest heavily in exploration to add to our resource inventory at a fraction of the cost that many of our rivals – faced with a dearth of growth opportunities – are forced to pay in acquiring new ounces. In fact, the last three years has seen AngloGold Ashanti add roughly 40Moz at about $600m, through exploration and targeted, value-adding strategic acquisitions.

Our strategic focus on value has positioned AngloGold Ashanti with a range of development opportunities that will deliver real returns to our shareholders. The options we have created, working through our "value lens", will ensure we are not forced to jeopardise our capital base by overpaying for assets in order to ensure a sustainable future. With the hedge book now well and truly behind us, we will remain focused on adding profitable ounces to our production base and to our resource inventory. As ever, capital discipline will be the watchword as we drive toward real returns while growing our company. I am pleased to note that we achieved a return on net capital employed of 16% in 2010, sharply up from our single-digit returns of just two years ago.

Production in 2011 is forecast at between 4.55Moz and 4.75Moz, at a total cash cost ranging from $660/oz to $685/oz[1]. As we push toward our medium-term growth objectives, capital expenditure is estimated to be between $1.5bn and $1.6bn for the year.

Importantly, during 2010, we reviewed and updated our Code of Business Principles and Ethics (Our Code). I launched Our Code on 25 November 2010, along with the chairman of the Audit and Corporate Governance Committee. The roll-out of Our Code, which commenced during 2010, has an 18-month implementation and training plan across the group's operations globally.

Lastly, I would like to once again thank my colleagues at AngloGold Ashanti. At every level, they are driven and hard working, and have shown a single-minded focus to create the world's leading mining company. I'm grateful for this effort and look forward to 2011 as a year in which we return to growth and redouble our focus on driving shareholder value and improved safety, in order to realise the great potential of AngloGold Ashanti.

Mark Cutifani
Chief executive officer
11 March 2011

[1] *Based on the following assumptions: average exchange rates against the US dollar of R7.11 for the South African rand, 1.70 for the Brazilian real, 0.98 for the Australian dollar and 4.12 for the Argentinean peso. Oil is at $95 per barrel.*

Review by the Chairman of the Audit and Corporate Governance Committee

Aligning our
governance
with **King III**

AngloGold Ashanti is committed to best practice in corporate governance, ensuring compliance with legislation, regulations and requirements in the jurisdictions in which the company operates and adhering to the principles of sustainable business.

The Audit and Corporate Governance Committee of AngloGold Ashanti is tasked with ensuring effective governance and international best practice as directed by the committee's terms of reference, which is reviewed on an annual basis.

The company is committed to ensuring that changes in legislation and best practice are embraced. Following the launch of the South African Code on Corporate Governance 2009 (King III) on 1 March 2010, a detailed analysis of the extent to which the company's governance practices meet these requirements was completed. Where compliance with the recommendations is not being met to the extent required, processes and time frames have been agreed for full compliance and in those instances where the company will not comply, for practical reasons, disclosure of such non-compliance is disclosed in this report.

Full details of the company's corporate governance can be found from page 174 of this report. Briefly, since the implementation of King III, the company, as overseen by the Audit and Corporate Governance Committee, has, amongst others:

- addressed the composition of the Audit and Corporate Governance Committee, which now consists of only independent non-executive directors. The chairman of the board is not a member of this committee;
- had the election of the members of the committee approved by shareholders at the Annual General meeting held in May 2010. The election of the members of the committee will be put before the shareholders annually;
- established a separate committee dealing with issues pertaining to risk and information technology governance, the Risk and Information Integrity Committee, which is now functional, and had approved its terms of reference by the board of AngloGold Ashanti;
- reviewed and revamped the company's ethics policy and launched the Code of Business Principles and Ethics (Our Code) on 26 October 2010. Roll-out of and training in Our Code commenced in November 2010 and will continue throughout the organisation over an 18-month period. Our Code is a public statement of how AngloGold Ashanti does

business. It clarifies the expectations and accountabilities for the conduct of AngloGold Ashanti's business;
- moved towards integrating sustainability with the annual report;
- implemented procedures towards combined assurance with full compliance by 2011 year-end;
- reviewed and approved the plans for both internal and external audits; and
- implemented the performance review of the Head of Internal Audit by the Audit and Corporate Governance Committee.

2010 suite of annual reports

The committee has:
- reviewed and discussed the audited **Annual Financial Statements** as included in this document with the external auditors, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer;
- reviewed significant adjustments resulting from external audit queries and approved any unadjusted audit differences;
- received and considered reports from the internal auditors; and
- reviewed the contents of the **Annual Review** to be posted to shareholders.

In addition the committee evaluated:
- the capacity and performance of the financial management team;
- the independence and performance of the Internal Audit; and
- the independence of the external auditors and were satisfied that they were independent.

The committee concurs with and accepts the external auditors' report on the annual financial statements and has recommended the approval thereof to the board. The board has subsequently approved the financial statements, which will be open for discussion at the forthcoming annual general meeting.

In addition, the committee has:
- reviewed the separately prepared **Sustainability Report**; and
- reviewed the separately prepared **Mineral Resource and Ore Reserve Report.**

The committee has taken all actions necessary to ensure the accuracy of the information and after due consideration recommended the approval of both the Sustainability Report and the Mineral Resource and Ore Reserve Report to the board. The board has subsequently approved these documents, which are available in hard copy format on request from the contact persons as detailed on the inside back cover or electronically from the company's website at www.anglogoldashanti.com.

Further to overseeing the publication of the above reports, the Audit and Corporate Governance Committee reviews and recommends the following reports, prepared in accordance with US GAAP, to the board for approval as well as for submission to the United States Securities and Exchange Commission (SEC):
- the annual report on Form 20-F. The 2010 annual report on Form 20-F will be filed with the SEC by no later than 30 June 2011; and
- the Form 6-K quarterly reports.

The company is putting in place the processes necessary to ensure that an integrated report will be available for distribution to shareholders for the 2011 financial year.

Overleaf is a detailed description of the status of AngloGold Ashanti's compliance with King III.

Prof. L W Nkuhlu
Chairman: Audit and Corporate Governance Committee
11 March 2011

Review by the Chairman of the Audit and Corporate Governance Committee

King III compliance

This table details the key areas which have been addressed or which will be addressed during 2011.

Assessment point as detailed in code	Gap identified	Action taken during 2010	Compliance status and planned future action
Chapter 1 – ethical leadership and corporate citizenship			
Has the company established a code of conduct and related policies which set out the core ethical values to which the company will adhere?	Even though the company had in place a Code of Business Principles and Ethics, it required revision as some of its principles were not aligned to developments in corporate governance and to some of the company's key ethical policies.	A new Code of Business Principles and Ethics was approved by the board on 10 August 2010 following its review and approval by the Executive and the Audit and Corporate Governance committees. The Code was released electronically to all employees and the public on 26 October 2010 and formally launched by the Chief Executive Officer on 25 November. Awareness creation and training has been carried out at the Ghana operations and workshops were held at the Corporate Office during November 2010. Training at all operations will be conducted over an 18-month period from date of launch.	During 2011, a number of the internal policies that underpin and are the bedrock of the company's ethical values will be revised to ensure that they align with the new Code. These include: conflicts of interest, gifts, sponsorship and hospitality, fraud and corruption, delegation of authority and insider trading.
Have ethical standards been incorporated into the strategy and operations of the company, for example, has the code of conduct been incorporated into employment and supplier contracts?	The ethical standards set in the Code of Business Principles and Ethics should be incorporated into employees' contract of employment and supplier contracts to create awareness and bind individuals in terms of compliance to the standards.	Following approval of the Code of Business Principles and Ethics a steering committee was formed to co-ordinate the implementation of an 18-month roll out plan. The first phase of the plan has been implemented. See details under Compliance Section on page 178.\n\nCopies of the Code will be appended to the employment contracts issued to new employees and made available to suppliers, contractors and other business parties.	The second phase of the implementation plan will be continued in 2011 to ensure that the ethical principles are embedded in the day-to-day behaviours and actions of employees and other stakeholders. In addition, the Code will be incorporated as an addendum to existing employment and supplier contracts by mutual consent.

Assessment point as detailed in code	Gap identified	Action taken during 2010	Compliance status and planned future action
Chapter 2 – Boards and directors			
Is the chairman appointed by the board every year (after an assessment of his independence)?	The independence of all non-executive directors, including the board chairman, is assessed by the board annually and the outcomes announced in the annual report. The chairman is however not appointed to the position annually.	The board chairman was appointed by the directors on 1 June 2010 and will stand for election by the shareholders at the annual general meeting to be held on 11 May 2011. Once elected by the shareholders, the board will continue to assess the independence of and appoint the chairman to this position annually.	Fully applied.
Have the chairman's roles been formalised?	The roles of the chairman are described in the board charter, articles of association and in the board induction pack. These roles should be consolidated into a single document and approved by the board.	A formal role description for the chairman of the board is being drafted by the company secretary and Senior Vice President – Human Resources for approval by the board.	To be completed in May 2011.
The chairman of the board is not a member of the Audit Committee	The former chairman of the board was a member of the Audit and Corporate Governance Committee because the board thought it prudent to benefit from his wealth of financial skills and knowledge.	The former board chairman retired on 7 May 2010 and his successor is not a member of the Audit and Corporate Governance Committee.	Fully applied.
Is there a formal agreement between the company and the non-executive directors detailing their terms of appointment?	The terms of appointment of non-executive directors are contained in a letter of appointment. This should be included in a formal agreement between the director and the company.	Formal agreements are being drafted in respect of each non-executive director and AngloGold Ashanti.	The process will be completed during 2011.
If an independent service provider is not used, does the board appoint an independent non-executive from within its ranks, or the lead independent director, to lead the process of the evaluation of the chairman's performance?	AngloGold Ashanti complies with all the recommendations of King III regarding the annual performance evaluation of the board and its committees. However, these evaluations have always been conducted internally.

The evaluation of the board chairman is led by the Deputy Chairman and not the Nominations Committee as recommended by King III. | In respect of the 2010 financial year, board evaluations will be done internally, however an independent body will facilitate the board and committees' performance evaluations for the 2011 financial year.

Consideration is being given to an evaluation of the board chairman. Led by the Nominations Committee, it will include an assessment of his independence. | To be completed by end 2011. |

Review by the Chairman of the Audit and Corporate Governance Committee

Assessment point as detailed in code	Gap identified	Action taken during 2010	Compliance status and planned future action
Chapter 2 – Boards and directors (continued)			
Is the company's remuneration policy tabled to shareholders for a non-binding advisory vote at the annual general meeting?	The company's remuneration report complied with all the recommendations of King III regarding content and completeness of remuneration reports. Shareholders should be given an opportunity to have a say on the remuneration policy. The company has previously disclosed the remuneration of its executive members in an aggregate format. King III has recommended that the three most highly paid employees who are not directors of the company should be disclosed.	At the annual general meeting held on 7 May 2010, the company's remuneration policy was detailed in the notice of meeting and shareholders voted on the policy, as a non-binding resolution. This vote was passed with a majority of 96.5%. In addition to the remuneration of the two executive directors which continues to be disclosed, details of the remuneration of the three most highly paid employees have also been disclosed in the remuneration section of this report. The remuneration of the remaining members of the Executive Committee has been shown in the aggregate.	Fully applied.
Chapter 3 – Audit Committee			
Does the Audit Committee understand how the board and the external auditor (and any other relevant external assurance provider) evaluate materiality for integrated reporting purposes?	The Audit and Corporate Governance Committee oversees the company's reporting and provide assurance to the board as to the accuracy and reliability of information provided in the reports as well as ensuring consistency of the information included in the two reports. In order to ensure that information provided in the integrated report is material and relevant to the needs of shareholders a formal process should be put in place to determine materiality on an annual basis. The committee should also approve the external assurance provider over material elements of the sustainable report. To further strengthen its oversight role the chairman of the committee should be a member of the Safety, Health and Sustainable Development Committee.	During 2010, this committee established a process to determine materiality for the sustainability report. A presentation on the materiality process was made to the committee on 11 February 2010. The committee also approved the establishment of an independent external review panel to provide qualitative assurance on materiality for the company's sustainability reporting with effect from the 2011 financial year. At its meeting held on 5 November 2010 the committee approved Ernst & Young as the external assurance provider for the sustainability report. The chairman of the Audit and Corporate Governance Committee was appointed a member of the Safety, Health and Sustainable Development Committee on 27 October 2009 to enhance the committee's oversight role on sustainability reporting.	Fully applied. Materiality will be reviewed and determined annually.

Assessment point as detailed in code	Gap identified	Action taken during 2010	Compliance status and planned future action

Chapter 3 – Audit committee (continued)

Does the Audit Committee monitor the appropriateness of the company's combined assurance framework and ensure that significant risks facing the company are adequately addressed?	A combined assurance framework must be developed and reported on quarterly to the Audit and Corporate Governance Committee. This framework should provide assurance to the committee that the significant risks facing the company are being adequately managed.	A maiden integrated audit plan, the first to be fully integrated and fully linked to the group's risk management process and which forms part of a combined assurance framework was approved by the committee on 5 November 2010. A combined assurance framework is being developed for the committee's consideration during 2011.	The combined assurance framework will be fully implemented during 2011.
Does the Audit Committee report to the shareholders at the annual general meeting on how it has fulfilled its duties in terms of the Act during the financial year?	A report on the Audit and Corporate Governance Committee and other board committees is included in the annual report to shareholders. Given the important role it plays in the corporate governance environment of the company, the board deems it appropriate to comply with the recommendation of King III to submit a report to the shareholders on the activities of the Audit and Corporate Governance Committee annually.	A separate report from the chairman of the Audit and Corporate Governance Committee to shareholders addressing the committee's activities is included in this report on page 22 and will be included in all future reports.	Fully applied.

Chapter 4 – The governance of risk

Does the board consider risk factors in both internal and external business environments in determining risk tolerance?	The company has been transparent as to its risk profile. For several years, the board has approved the inclusion of risk factors as part of the annual report process. The risks considered by the board address those risks of both an internal and external nature, those risks specific to the company, those risks that are industry specific and those risks which affect the company directly or indirectly. Risk management structures however need to be strengthened.	A separate committee – the Risk and Information Integrity Committee – was established on 10 August 2010 to oversee the governance of risk. The inaugural meeting of the committee was held on 8 November 2010.	This area will continue to receive increased focus in 2011.

Review by the Chairman of the Audit and Corporate Governance Committee

Assessment point as detailed in code	Gap identified	Action taken during 2010	Compliance status and planned future action
Chapter 4 – The governance of risk (continued)			
Does internal audit provide the board with a written assessment of the effectiveness of internal controls and risk management on an annual basis?	The board should disclose its views on the effectiveness of the company's risk management in the integrated report. The board is informed by internal audit's assessment of risk management. Internal audit should provide a report annually on the company's system of internal controls and risk management to the board, through the Audit and Corporate Governance Committee.	In addition to the group being fully compliant with the Sarbanes-Oxley legislation since its implementation, the group internal audit department is in the process of developing a framework for reporting and this will enable it to report annually on the company's system of internal controls and risk management to the board.	To be completed in February 2011.
Chapter 5 – The governance of information technology			
Is IT governance on the board's agenda?	The board recognises the important role that IT governance plays in the management of risks and the achievement of company objectives. IT governance structures should therefore be strengthened.	IT governance is now firmly on the AngloGold Ashanti board's agenda. With assistance of the Audit and Corporate Governance Committee a new committee, the Risk and Information Integrity Committee has been established by the board to oversee risk and information technology matters. The committee will report quarterly to the board on the discharge of its mandate.	Fully applied.
Has the board established and implemented an IT governance charter and policies?	An IT governance framework for the group should be developed and approved by the Board with assistance of the Risks and Information Integrity Committee.	A draft IT governance framework, which includes an IT charter and policy, has been developed and will be presented to the board through the Risk and Information Integrity Committee for review and approval for implementation by the second quarter of 2011.	Partially applied. The governance of IT is expected to be entrenched in 2011.

Assessment point as detailed in code	Gap identified	Action taken during 2010	Compliance status and planned future action
Chapter 5 – The governance of information technology (continued)			
Does the IT governance framework include the relevant structures i.e. appointment of an IT steering committee / similar function / forum to assist with IT governance?	The IT governance framework should include governance structures to facilitate an effective IT governance system.	Regional IT audit and compliance committees have been established. The regional committees report to a Global IT Governance, Risk and Compliance Committee located at corporate office. This committee will report directly to the Risk and Information Integrity Committee. The charters of these committees are aligned with those of the Risk and Information Integrity Committee. In addition, management accountability for IT at a group level now resides with the Executive Vice President – Business and Technical Development.	The various IT governance structures will become fully operational in 2011.
Chapter 6 – Compliance with laws, rules, codes and standards			
Has the board established the compliance universe for the company?	A compliance universe should be drawn up for the group.	Being a global company, a compliance universe should be put in place to effectively monitor compliance with relevant legislation.	Implementation to be completed before end 2011.
Does the board take the necessary steps to identify all laws, rules codes and standards applicable to the company including any changes thereto?	All laws, rules, codes and standards which are applicable to AngloGold Ashanti in the various jurisdictions should be identified, a compliance system put in place and continuously monitored. Laws, rules, codes and standards should be risk rated to identify the key issues.	At present monitoring of compliance with local laws largely resides at local and business segment levels, e.g. South Africa, Continental Africa, Americas and Australasia. The group compliance department is in the process of identifying laws, rules, codes and standards applicable to the company in the various jurisdictions and this will be submitted to the Audit and Corporate Governance Committee in 2011. A compliance system will be developed, monitored and reported to the committee quarterly.	Partially applied. Full application expected in 2011.

Review by the Chairman of the Audit and Corporate Governance Committee

Assessment point as detailed in code	Gap identified	Action taken during 2010	Compliance status and planned future action
Chapter 6 – Compliance with laws, rules, codes and standards (continued)			
Is compliance with all applicable rules, codes and standards included as a regular item on the agenda of the board even if this responsibility has been delegated to a separate committee?	Compliance matters are a regular agenda item for meetings of the Audit and Corporate Governance Committee which reports quarterly to the board.	The structure whereby compliance matters are considered by the Audit and Corporate Governance Committee quarterly with feedback to the board has worked adequately. Matters that require the board's approval are reviewed by the committee which then makes a recommendation to the board.	Fully applied.
Has the board ensured that the company has a compliance framework and processes?	A detailed compliance Framework should be drawn up. This should include an assessment of how compliance needs to be assured. The compliance framework should be presented to the Audit and Corporate Governance Committee with quarterly reports submitted to the committee, dealing with the following: • Compliance with laws, rules, codes and standards; • Completeness and accuracy; • Actions to ensure compliance; • Identification of new laws, rules, codes and standards; and • IT related laws and regulations.	This is in progress and will be completed in 2011. Once the framework is established, monitoring of compliance with laws and regulations in all jurisdictions will be done on a quarterly basis and reported to the board through the Audit and Corporate Governance Committee.	Partially applied. Implementation to be completed during 2011.
Does the board receive assurance regarding the effectiveness of the compliance framework and processes?	Group internal audit should provide assurance annually to the Audit and Corporate Governance Committee that the compliance function is operating adequately and effectively.	An audit of the compliance function by the group internal audit function took place in the fourth quarter of 2010. The outcome of the audit was submitted to the Audit and Corporate Governance Committee in February 2011.	Partially applied.

Assessment point as detailed in code	Gap identified	Action taken during 2010	Compliance status and planned future action
Chapter 6 – Compliance with laws, rules, codes and standards (continued)			
Has the board assessed the effectiveness of its compliance function?	Group internal audit should provide assurance annually to the Audit and Corporate Governance Committee that the compliance function is operating adequately and effectively.	To ensure its effectiveness, the compliance department's staffing levels were increased in 2010. An audit of the compliance function was completed during the last quarter of 2010 and the results presented to the board through the Audit and Corporate Governance Committee in February 2011.	This will be done annually.
Chapter 7 – Internal audit			
Does the Chief Audit Executive confirm the independence of the internal audit function to the audit committee at least once a year?	The Vice President – Group Internal Audit (who is the group's Chief Audit Executive) should prepare written confirmation of the independence of the internal audit function annually for the Audit and Corporate Governance Committee.	This was implemented in February 2010 and will be repeated annually.	Fully applied.
Does the Chief Audit Executive have a standing invitation to attend, as an invitee, any of the executive committee or other committee meetings?	The Vice President – Group Internal Audit, should receive a standing invitation to meetings of the executive committee meetings that precede the Audit and Corporate Governance Committee meetings.	This was implemented in February 2010.	Fully applied.
Chapter 8 – Governing stakeholder relationships			
Has the board adopted formal dispute resolution processes for internal and external disputes?	The board should adopt a formal dispute resolution process dealing both with internal and external disputes. This process should define what is meant by dispute resolution, identify the various methods of dispute resolution and the areas within the company that will be affected.	The Legal Department is establishing structures and procedures for alternative dispute resolution as recommended by the Code. This is expected to be completed during 2011.	To be fully applied by the second half of 2011.

CFO's report

Successfully meeting our financial objectives

Executive summary

The financial objectives for 2010 as included in the 2009 CFO's report were:

- **maximising margins and cash generation** in the business;
- **continuing with opportunistic reductions to the hedge book** to further improve participation in a gold price rally; and
- **introducing more tenor** into the statement of financial position whilst **refinancing the group's $1.15bn revolving credit facility** before December 2010.

We are pleased to report that **all three of the above financial objectives were successfully met in 2010**, thereby ensuring that AngloGold Ashanti finished the year 2010 in a stronger financial position.

First, starting with **maximising margins and cash generation** in the business - stronger gold prices, (albeit partially mitigated by cost pressures and stronger local currencies), steady production performance, greater exposure to spot prices, elimination of the hedge-book during the last quarter of 2010 and a lower than anticipated capital spend, helped us deliver on this objective. The operating cash flow (a measure to show funds available to meet capital expenditure, financing and dividend requirements) amounted to $1.7bn for the year. Free cash flow (a measure to show funds available to meet dividends) amounted to $525m for the year. These measures increased by 28% and 169% respectively on 2009 levels. In addition $134m was realised from the sale of non-core assets – Tau Lekoa and a 10% equity stake held in B2Gold Corporation. Our adjusted headline earnings for 2010 rose to $787m from $708m in 2009, an increase of $79m or 11%. Our

returns on net capital employed and on equity for 2010 were 16.0% and 19.9% respectively, above the group's strategic target of delivering a 15% return through the cycle. All of the above numbers exclude the cost of the accelerated hedge buy-back that was completed in 2010 and which is dealt with separately below.

Turning to the **second objective of hedge book reduction**, we completed the final phase of the hedge buy-back programme in the third and fourth quarter of 2010, which saw the elimination of the residual 3.0Moz at an after tax impact of $2.5bn. With this elimination, AngloGold Ashanti is no longer obliged to deliver a significant portion of its annual production for years 2011 to 2014 at deep discounted prices and will now enjoy full exposure to spot gold prices going forward, with consequential benefits of improved earnings, cash flow and debt carrying capacity. In order to ensure that the group's financial position is not constrained, the hedge take-out was funded with an optimum balance of equity, mandatory convertible bonds and debt. Approximately 60% ($1.5bn) of the cost of the hedge take-out was funded using equity and mandatory convertible bonds, with approval from shareholders. The balance of 40% was funded from a combination of cash and debt facilities.

In addition to the equity raisings referred to above, we implemented a comprehensive refinancing plan in March and April of 2010, **to address the tenor and mix of our debt, in order to meet the third and final financial objective, as follows:**

- Secured international investment grade credit ratings from both Moody's Investors Service and Standard and Poors (Moody's and S&P);

- Raised $1.0bn of long-term money in the form of two rated international bonds at competitive rates – 30-year $300m and 10-year $700m, and applied the proceeds to eliminate the amounts drawn under the $1.15bn revolving credit facility; and
- Obtained a new four year $1.0bn revolving credit facility from a syndicate of international banks at competitive rates, in order to provide the group with liquidity.

The group's debt profile now comprises an optimum mix of both sources (bank facilities, rated bonds and convertible bonds) and tenor (short-, medium- and long-term money) whilst providing sufficient liquidity and flexibility that is required in order to ensure that the project pipeline is not compromised.

Now turning to the **2010 performance, some of the key financial performance metrics include**:
- **Gold production:** 4.52Moz (within guidance provided at the start of 2010 of 4.5Moz – 4.7Moz);
- **Average US dollar spot price:** $1,227/oz (26% higher than previous year, but partly eroded in the case of AngloGold Ashanti by a 5.5% discount to spot, until elimination of the hedge book);
- **Total cash costs:** $638/oz (within exchange rate adjusted guidance). Given the relationship between US dollar gold prices and US dollar-denominated costs, unit costs were 24% higher than last year, due to inflation, currency strength, higher royalties and deferred stripping costs;
- **Adjusted headline earnings (excluding accelerated hedge buy backs):** $787m or 212 US cents per share;
- **Adjusted headline loss (including cost of accelerated hedge buy backs):** loss of $1.76bn or loss of 473 US cents per share;
- **Net profit attributable to equity shareholders:** $76m (2009: net loss of $320m);
- **Operating cash flow:** $1.7bn;
- **Free cash flow** (pre-dividends to shareholders): $525m plus $134m from non-core asset sales;
- **Hedge book** remaining as at 31 December 2010: Nil;
- **Net debt** (excluding mandatory convertible bonds) as at 31 December 2010: $1.3bn, despite funding 40% of the accelerated hedge take out;
- **Return on net capital employed:** 16.0%;
- **Return on shareholder's equity:** 19.9%; and
- **Dividend** declared per ordinary share: 145 South African cents (approximately 20 US cents per share), 12% higher than the previous year.

Looking ahead to **2011, our three key financial objectives are:**
- Ensuring that the **benefits of the hedge book elimination are captured** in improved earnings and cash generation;
- **Maintaining** our international investment grade **credit ratings**, and
- **Maintaining a prudent statement of financial position**, whilst at the same time not compromising the project pipeline of the group and returns to shareholders.

Production

Gold production of 4.52Moz for the year was within the market guided range of 4.5Moz to 4.7Moz, but 2% or 84,000 ounces lower than that of 2009, primarily due to lower production from Continental Africa.

South Africa's production decreased by 1% or 12,000oz to 1.79Moz. Production was down at Great Noligwa, in line with a planned downscaling of that operation, at Tau Lekoa following the transfer of the mining rights on 1 August 2010 on completion of the sale, at Kopanang due to lower volumes mined at a lower grade, and at Savuka where production remained constrained following the seismic event on 22 May 2009. In addition, there were delays to the shaft infrastructure repair programme at Savuka. These decreases in production were partly offset by production increases at TauTona owing to the higher volumes mined, at Moab Khotsong where improved reef hoisting performance combined with fewer safety stoppages, and at Mponeng due to the mining of higher grade areas.

Production during the year from **Continental Africa** fell by 6% or 93,000oz to 1.49Moz as lower grades were mined across most of the mines, most notably at Siguiri, Morila and Yatela. At Obuasi, production was lower owing to the upgrading of the water management facilities, blasting fragmentation and restricted ore passes. At Iduapriem, inadequate tailings storage facilities on site resulted in operational stoppages which were recovered by re-planning operations and mining, thus minimising the impact on production. Decreases at these operations were partly offset by increased production at Geita and Navachab where higher grades and volumes were mined.

In the **Americas**, production increased by 3% or 26,000oz to 842,000oz. This increase was due mainly to the implementation of the Lamego project at AngloGold Ashanti Córrego do Sítio Mineração and better ounce recovery from the heap leach pad at Cripple Creek & Victor, which benefitted from better pad pH chemistry and the strategy of stacking higher grade ore closer to the pad liner.

CFO's report

Australasia's production decreased by 1% or 5,000oz to 396,000oz due to the lower volumes mined at Sunrise Dam and marginally lower grade of ore processed in line with the mine plan.

Uranium production of 1.46Mlbs was 15% ahead of mine plan due to better grades and recoveries. Year-on-year, uranium production was 1% or 21,000lbs higher than in 2009.

Income statement

An analysis of the abridged income statement for the year, with comments on significant variances is presented as follows:

Figures in $ million	Notes	2010	2009
Gold income	1	5,334	3,768
Cost of sales	2	(3,550)	(2,813)
Loss on non-hedge derivatives and other commodity contracts	3	(702)	(1,533)
Gross profit (loss)		1,082	(578)
Corporate, marketing, exploration and other operating expenditure	4	(438)	(322)
Special items	5	(126)	691
Operating profit (loss)		518	(209)
Net interest paid	6	(123)	(85)
Exchange gains and fair value adjustments on convertible bonds	7	(53)	79
Share of equity accounted investments' profit		63	94
Profit (loss) before taxation		405	(121)
Taxation	8	(276)	(147)
Profit (loss) for the year		129	(268)
Other financial data			
EBITDA (excluding hedge buy-back costs)		1,897	1,663
Adjusted headline earnings (excluding hedge buy-back costs)		787	708

Income statement commentary

The increase in profits for the year to $129m from a loss of $268m in 2009 was mainly a result of the higher received gold price and the reduced loss on the non-hedge derivatives as outlined in note 3 below.

1. Gold income

Despite the lower gold production, gold income at $5,334m was 42% higher than in 2009. This was due to the increase in the average gold price received (excluding hedge buy-back costs) which rose from $925/oz to $1,159/oz, in line with the higher spot gold price. In addition, included in the 2009 gold income, were normal purchase and sale exempted (NPSE) contract losses of $292m, which from July 2009 onwards were redesignated at fair value on the balance sheet and

reported in the loss from non-hedge derivatives. The price received (excluding the cost of the hedge buy-backs) was at a 5.5% discount to the average spot gold price, similar to the 5% discount in 2009 and better than the guidance of 8% to 10% due to the early elimination of the hedge book.

2. Cost of sales

Cost of sales increased by 26% from $2,813m to $3,550m in 2010.

Components of cost of sales are:

- **Total cash costs** increased by 22% from $2,283m in 2009 to $2,778m in 2010. In unit cash cost terms, total cash costs increased from $514/oz to $638/oz (refer to graph).

Analysis of total cash cost
2010 vs 2009 ($/oz)



Change	514 2009	45 Exchange	46 Inflation	605 Total	6 Volume	(5) Grade	(18) Ore stockpile	(3) Insurance refunds	(7) By- products	13 Royalty	37 Deferred stripping	12 Maintenance and labour	(2) Acq/ disposal	**638** **2010**

This was due mainly to:

- stronger local operating currencies, all except the Argentinean peso, appreciating between 1% to 8%;
- inflation related increases in salaries and consumables including power;
- higher royalties paid related to the higher gold price and the new profit based royalty introduced in South Africa from 1 March 2010;
- deferred stripping cost reversals during 2010 compared to deferrals in 2009; and
- higher infrastructure maintenance and labour costs;

Partially offset by:

- stockpile inventory credits;
- higher income from by-products, mainly price related, and higher sales of silver and sulphuric acid; and
- insurance refunds relating mainly to the Savuka seismic event.
- **Rehabilitation costs** increased from $22m to $109m, owing mainly to changes and reviews in estimates resulting from the changes to the life of mine profiles and additional environmental damage incurred, legislation, discount and inflation rate assumptions as well as stronger local currencies.
- **Retrenchment costs** of $23m occurred mainly at the South African operations.
- **Amortisation of tangible and intangible assets** increased from $557m to $692m in 2010. This increase is attributable to the reassessment of the useful lives of assets and the components of property, plant and equipment in accordance with revisions to the business plans, the higher tangible asset base and the impact of stronger local currencies.

3. *Loss on non-hedge derivatives and other commodity contracts*

The decrease in the loss on non-hedge derivative contracts from $1,533m in 2009 to $702m in 2010 is attributable to the following:

Figures in $ million	2010	2009
Loss on hedge buy-back costs	**(2,698)**	(797)
(Loss) gain on realised non-hedge derivatives	**(277)**	254
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts	**2,273**	(990)
	(702)	(1,533)

CFO's report

With the July 2009 hedge buy-back, NPSE contracts were cash settled, resulting in the remaining NPSE contracts being re-designated as non-hedge derivatives and reflected in the statement of financial position. Fair value changes of these historical NPSE contracts were accounted for in the income statement, thus increasing the loss on non-hedge derivative contracts substantially when compared with 2010. The total loss in the income statement of the 2009 hedge buy-back and the related re-designation of the historical NPSE contracts amounted to $1,028m.

The loss on the 2009 hedge buy-back of $797m was made up of $580m previously designated as NPSE contracts and held off the statement of financial position and a further $217m of existing non-hedge derivative contracts.

With the elimination of the gold hedge book, the company and its shareholders will now have full exposure to the gold spot price.

4. Corporate, marketing, exploration and other operating expenditure

Corporate and other administration expenses increased from $154m to $206m in 2010 and included additional costs associated with the business improvement initiative, Project ONE, implementation of the global security framework, inflation-related increases and costs associated with capacity building activities. In addition, the strengthening of the South African rand relative to the US dollar also contributed to increased costs.

Marketing costs of $14m are $4m higher than 2009. Membership fees paid to the World Gold Council in 2010 and 2009 were $9m, and the remaining expenditure relates to other marketing initiatives.

Expensed exploration costs increased from $150m in 2009 to $198m in 2010, a function of higher prefeasibility expenditure at La Colosa in Colombia, Tropicana in Australia and Mongbwalu in the Democratic Republic of the Congo. The expensed exploration costs consisted of greenfield expenditure of $85m, brownfield expenditure of $50m and prefeasibility expenditure of $63m.

Other operating expenses increased from $8m in 2009 to $20m in 2010. The increase of $12m was due to the higher level of claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases and governmental fiscal claims. In addition, the 2009 year included a non-recurring $6m rebate relating to governmental fiscal claims.

5. Special items

Special items in 2010 amounted to an expense of $126m compared to an income in 2009 of $691m and is made up as follows:

Figures in $ millions	2010	2009
Income items		
Impairment reversals	–	717
Losses recovered through insurance claims	24	7
Profit on disposal of assets and investments	43	49
Royalties received	8	–
	75	**773**
Expense items		
Impairment of assets, investments and receivables	(102)	(41)
Loss on sale of assets	(25)	–
Indirect taxes and legal claims	(17)	(29)
Mandatory convertible bond transaction costs	(56)	–
Other	(1)	(12)
	(201)	**(82)**
Total special items	**(126)**	**691**

In 2010, impairment charges of $102m were recorded, primarily in relation to South Africa (at TauTona and Savuka).

Transaction costs on the mandatory convertible bonds of $56m was also incurred in 2010.

In 2009, asset impairments of $717m, raised initially in 2008, were partially reversed due to the increase in the long-term real gold price and improved mine plans, occurring at Obuasi of $373m, Geita of $261m, and Iduapriem of $83m.

6. Net interest paid

Net interest paid increased from $85m to $123m in 2010. This was due to the higher interest and fees paid on the rated and mandatory convertible bonds, the accelerated amortisation of fees on debt facilities repaid and cancelled, and reduced interest capitalised related to the Boddington joint venture asset disposed of during 2009.

7. Exchange gains and fair value adjustments on convertible bonds

The 2010 exchange gain of $3m relates to the translation on monetary items, net exchange differences on receivables and payables, and realised exchange gains. In 2009, an exchange gain of $121m arose when part of the proceeds from the sale of the Boddington joint venture was used to repay borrowings.

In 2010, the fair value loss of $1m on the option component of the convertible bonds was due to the substantial drop in

volatilities which decreased the option value significantly. In 2009, the fair value loss of $33m on the option component was mainly due to an increase in volatilities and the share price underlying the $732.5m convertible bond.

In 2010, the fair value loss of $55m on the mandatory convertible bonds was a result of the movement in the listing price of the bonds on the New York Stock Exchange between 15 September 2010 and 31 December 2010. The mandatory convertible bonds are carried at fair value as they will be settled by the issue of equity.

8. Taxation

The taxation charge was substantially higher in 2010 at $276m compared with the $147m in 2009. The 2009 taxation charge included a non-recurring tax credit of $246m on impairment reversals. In addition, the year-on-year increase was due to higher earnings, the reversal of the deferred taxation assets on unrealised non-hedge derivative losses of $558m, which was partly mitigated by the higher tax benefits arising from the hedge book settlement of $174m and a once-off tax credit in 2010.

Other financial data

EBITDA (excluding the cost of hedge buy-backs) increased from $1,663m in 2009 to $1,897m in 2010. The year-on-year increase of $234m is illustrated in the graph below.



EBITDA
2010 vs 2009 ($m)

CFO's report

Adjusted headline earnings (excluding hedge buy-back costs)
2010 vs 2009 ($m)



| Change | 708 2009 | 299 Adjusted gross profit | (103) Corporate, marketing and exploration | (38) Net interest | 21 Taxation | 26 Abnormal items | (126) Other | **787 2010** |

Adjusted headline earnings (excluding the cost of hedge buy-backs) increased from $708m in 2009 to $787m in 2010. The year-on-year increase of $79m is illustrated in the graph above:

- The increase in adjusted gross profit was due to the improved margins resulting from the higher received gold price partly offset by higher operating costs and lower production.
- Corporate and marketing costs increased by $55m and exploration by $48m (refer note 4 to the income statement commentary).
- Net interest paid is $38m higher due to additional borrowings (the rated bonds, mandatory convertible bonds and the R1.5bn revolving credit facility), increased costs and

discounts on the unwinding provisions, and a non-recurring benefit arising from the unwinding of the Boddington joint venture deferred debtor in 2009.
- Taxation is lower due to the higher tax benefit of the hedge buy-backs and a once-off tax credit in 2010 of $84m, partly offset by higher earnings.
- Abnormal items relates to the Savuka business interruption insurance payout and a recovery of funds pertaining to the loss of consignment inventory.
- Other relates mainly to a non-recurring exchange gain on a loan repayment in 2009 (refer note 7 to the income statement commentary).

Statement of financial position

An analysis of the abridged statement of financial position as at 31 December is presented, with comments on significant variations as follows:

Figures in $ millions	Notes	2010	2009
Tangible and intangible assets	1	**6,374**	5,996
Cash and cash equivalents		**575**	1,100
Other assets	2	**2,583**	2,691
Total assets		**9,532**	9,787
Total equity	3	**4,113**	3,030
Borrowings	4	**2,704**	1,931
Deferred taxation		**900**	753
Other liabilities	5	**1,815**	4,073
Total equity and liabilities		**9,532**	9,787

Statement of financial position commentary

The statement of financial position has improved significantly during the 2010 and 2009 years. Equity of approximately $1bn has been injected, hedge contracts of $3.5bn before taxation were accelerated and cash settled. Long-term tenor has been introduced onto the balance sheet through the issuing of a convertible bond in 2009 for $0.7bn, the issue of two rated bonds totalling $1bn and mandatory convertible bonds of $0.8bn.

Significant events that impacted the statement of financial position were:

1. Tangible and intangible assets

The increase in the tangible and intangible assets from $5,996m to $6,374m was mainly due to the capital expenditure incurred during the year amounting to $973m (excluding that of joint ventures), the effects of stronger closing positions of local currencies against the US dollar of $314m, all of which was partly offset by an amortisation and depreciation charge of $692m, deferred stripping costs of $126m, and impairments of $83m. The balance of movements included changes in estimates of decommissioning assets and asset reclassifications.

2. Other assets

Other assets consists mainly of investments, inventories, financial derivatives, trade and other receivables, non-current assets, deferred tax assets, and cash restricted for use. Other assets decreased from $2,691m in 2009 to $2,583m in 2010.

Significant movements included:
- a decrease of $71m in assets held for sale owing mainly to the sale of the Tau Lekoa mine together with the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg (Tau Lekoa) to Simmer & Jack Mines Limited (Simmers). The sale was concluded effective 1 August 2010;
- a reduction of $334m in financial derivative assets as a consequence mainly of the accelerated settlement of the final close-out of the hedge book;
- a decrease of $18m in investments in associates and equity accounted joint ventures given the higher dividends paid at the Malian operations; and

- decreases of $41m in deferred tax assets following the reorganisation of the operations in Brazil;

all of which were partly offset by:
- an increase of $62m in other investments due primarily to movements in rehabilitation trust funds, the addition of the Simmers shares following the sale of Tau Lekoa, which was partly offset by the disposal of the investment in Vancouver-based gold producer B2Gold Corp;
- an increase of $212m in inventories due to the timing of gold dispatches, higher production costs and uranium inventory levels, and in North America, the heap leach inventory increased as a result of the higher levels of cost ounces that were placed on the leach pad and the slower percolation rates of the gold-bearing solution through the leach pad; and
- a rise of $102m in trade and other receivables owing to increases in recoverable taxes and duties and the timing of payments received.

3. Total equity

Total equity increased from $3,030m in 2009 to $4,113m in 2010.

Significant movements included:
- an equity offering during September 2010 raised gross proceeds of $789m;
- profit for the year of $129m was mainly a function of the higher gold price received, the decline in the loss on non-hedge derivatives and the elimination of the remaining hedge book at a cost of $2.5bn;
- an increase in other comprehensive income of $250m included foreign currency translation reserves, cash flow hedge reserves, available-for-sale reserves and actuarial gains and losses; and
- Dividends paid to equity shareholders of $67m and to minorities of $64m.

CFO's report

4. Borrowings

Total long- and short-term borrowings increased from $1,931m in 2009 to $2,704m in 2010. The borrowings and related facilities can be summarised as follows:

Figures in $ millions	Notes	Facility status at 31 December 2010	2010	2009
Mandatory convertible bonds	1	Refer group note 26 page 299 for conversion features	874	–
Rated bonds	2	$700m 10-year bonds and $300m 30-year bonds	995	–
3.5% Convertible bonds		Refer group note 26 on page 299 for conversion features	623	596
FirstRand Bank Limited loan	3	R1.5bn ($222m)	107	–
Syndicated loan facility	4	$1.0bn	38	–
Syndicated loan facility	2	Repaid and cancelled	–	1,024
Standard Chartered term facility	5	Repaid and cancelled	–	238
			2,637	1,858
Other loans and finance leases			67	73
			2,704	1,931

Notes:
1. During September 2010, the company issued $789m worth of mandatory convertible subordinated bonds due on 15 September 2013. The proceeds were also applied to part fund the hedge close-out. Both the Moody's and S&P ratings agencies have confirmed that they regard the bonds as equity in determining their ratings, and have reaffirmed AngloGold Ashanti's international investment grade credit ratings. These instruments have therefore been treated as equity and excluded from borrowings in the Non-GAAP debt metrics.
2. During April 2010, two rated bonds, maturing in 10 and 30 years, were issued and aggregated $1.0bn. The proceeds were applied to repay and cancel amounts drawn under the $1.15bn syndicated loan facility and the Standard Chartered term facility.
3. During September 2010, the short-term local facility of R1.5bn with FirstRand Bank Limited was drawn to part fund the South African hedge close-out.
4. During May 2010, the company entered into a four-year unsecured syndicated revolving credit facility for $1.0bn, of which $170m was drawn to part fund the hedge close-out.
5. During May 2010, the company repaid and cancelled the Standard Chartered term facility.

5. Other liabilities

Other liabilities consist mainly of provisions such as the environmental rehabilitation liability, retirement defined benefit plans, liabilities held for sale, trade, other payables and deferred income, financial derivatives and taxation payable. The decrease from $4,073m to $1,815m in 2010 was mainly due to the decrease in financial derivative liabilities of $2,525m, the result of the accelerated settlement of the hedge book.

Other movements included:
• Increases in environmental rehabilitation and other provisions of $138m owing to changes and reviews in estimates, legislation, discount and inflation rate assumptions as well as stronger local currencies. The changes in estimates result from changes to the life of mine profiles and additional environmental damage incurred;
• Increases in the provision for pension and post-retirement benefits of $32m due largely to stronger local currencies against the US dollar, which were partly offset by the effect of changes to discount and inflation rate assumptions; and
• An increase in trade, other payables and deferred income of $126m owing mainly to the timing of payments, increased payroll, power and electricity accruals, and social security and other tax provisions.

Statement of cash flows

An analysis of the abridged cash flow statement is presented and significant variations in balances are commented upon below.

Figures in $ millions	Notes	2010	2009
Cash generated from operations	1	**1,714**	1,345
Dividends received from equity accounted investments	2	**143**	101
Taxation paid		**(188)**	(147)
Cash utilised for hedge buy-back costs	3	**(2,611)**	(797)
Net cash (outflow) inflow from operating activities		**(942)**	502
Capital expenditure	4	**(973)**	(1,019)
Net proceeds from the acquisition and disposal of tangible assets, investments, associate and joint venture loans	5	**51**	778
Interest received		**32**	55
Other investing activities		**19**	(9)
Net cash outflow from investing activities		**(871)**	(195)
Net proceeds from share issues	6	**778**	295
Net borrowings proceeds	7	**648**	43
Dividends and finance costs paid		**(232)**	(167)
Net cash inflow from financing activities		**1,194**	171
Net (decrease) increase in cash and cash equivalents		**(619)**	478
Translation		**105**	47
Cash and cash equivalents at beginning of year		**1,100**	575
Cash and cash equivalents at end of year [1]		**586**	1,100

[1] The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included in the statement of financial position as part of non-current assets held for sale of $11m.

The reduced closing cash position was mainly a result of the hedge buy-back cash outflow of $2.6bn, which was partly funded from proceeds arising from debt and the issue of equity.

Operating activities

1. Cash generated from operations increased by $369m from $1,345m in 2009 to $1,714m in 2010 mainly due to the higher received gold price, the benefits of which were partly negated by the decline in ounces sold and the rise in total cash costs. Movements in working capital resulted in a net outflow of $299m in 2010 compared with $50m the prior year. The increased level of cash locked up in working capital was mainly due to an increase in inventories and trade and other receivables. Inventories increased mainly due to higher ore stockpile and uranium inventory levels,

and in North America the heap leach inventory increased as a result of the higher cost ounces that were placed on the leach pad and the slower percolation rate of the gold-bearing solution through the leach pad. Trade and other receivables increased owing to the timing of receipts, the rise in recoverable taxes, and the over payment of provisional taxes in South Africa.

2. The higher dividends received in 2010 from equity accounted investments was due to the higher distribution of $44m from Sadiola.

3. Cash utilised for hedge buy-back costs increased from $797m in 2009 to $2,611m in 2010, reflecting the final tranche of 3.0Moz that was bought back in 2010.

CFO's report

The elimination of the hedge book fulfils a crucial strategic objective by ending the practice of selling gold at a discount to current market prices, thus improving cash flows and earnings.

Investing activities

4. Capital expenditure decreased by $46m from $1,019m to $973m in 2010. Capital expenditure during 2010 consisted of $250m relating to project capital, $352m for Ore Reserve development and $371m for stay-in-business capital.

    Excluding expenditure of $145m on the Boddington joint venture in 2009, project capital expenditure year-on-year reduced by $18m. Ore Reserve development expenditure increased by $5m and mainly arose at the Americas, in line with increased Ore Reserve development meters. Stay-in-business expenditure increased by $113m and was mainly driven by increased capital requirements at Obuasi of $27m, AngloGold Ashanti Córrego do Sítio Mineração of $24m, Geita of $22m, Mponeng of $17m, Moab Khotsong of $13m and Cerro Vanguardia of $7m.

5. Net proceeds from the sale of assets decreased from $778m to $51m in 2010. During 2010, the B2Gold and Red 5 investments were sold for $68m and $9m respectively, and additional shares were acquired in International Tower Hill for $11m and XDM Resources for $6m. During 2009, $990m was received from the sale of the Boddington joint venture and $145m was reimbursed for the capital expenditure incurred. In addition, $344m was spent on acquiring the 45% effective interest in the Kibali gold project and $6m on the additional 3% holding in Sadiola. The balance of the proceeds related mainly to real estate activities in Brazil, investments in environmental rehabilitation trust funds established by AngloGold Ashanti in compliance with regulatory requirements and other sundry investment purchases.

Financing activities

6. The net proceeds from the issue of shares increased from $295m in 2009 to $778m in 2010. The most significant movement relates to an equity offering which resulted in the issue of 18,140,000 ordinary shares at an issue price of R308.37, raising $773m (net of share issue costs). In 2009, an equity offering resulted in the issuing of 7,624,162 ordinary shares at an issue price of R288.32 per ordinary share. Net proceeds of $280m were raised. The balance of the proceeds relate to the normal issue of shares related to the employee share scheme.

7. Net borrowing proceeds increased from $43m in 2009 to $648m in 2010. The 2010 year includes proceeds of $983m from the $700m and $300m rated bonds, $819m from the mandatory convertible bonds, $307m from FirstRand Bank Limited and $170m from the $1bn syndicated loan. This was partly offset by repayments of $1,060m on the $1.15bn syndicated loan facility, $250m on the Standard Chartered term facility, $120m on the $1bn syndicated loan facility and $200m to FirstRand Bank Limited.

    The 2009 year included proceeds of $732.5m from the 3.5% convertible bonds, $1bn from the term facility and $985m from the $1.15bn syndicated loan facility. This was partly offset by repayments of $1bn on the 2.375% convertible bonds, $750m on the term facility and $899m on the $1.15bn syndicated loan facility. The balance of the movements related to proceeds and repayments in terms of other loan agreements.

Other developments

- During the first half of the year, some of the Brazilian wholly-owned operations were restructured to capitalise on operating and financial synergies. A new company was formed and named AngloGold Ashanti Córrego do Sítio Mineracão S.A.
- AngloGold Ashanti is in the process of filing its US GAAP financials in XBRL (eXtensible Business Reporting Language) format in accordance with the United States Securities and Exchange Commission regulations. In South Africa, XBRL filing for the IFRS financials is presently a voluntary filing programme. The company is considering this method of presenting financial information in South Africa, upon successful implementation of the current XBRL filing.

One-year forecast – 2011

AngloGold Ashanti's annual production guidance for 2011 is 4.55Moz to 4.75Moz.

Capital expenditure for 2011 is estimated to range between $1.5bn and $1.6bn.

For the year ended 31 December 2011	Forecast production	Expected total cash cost	Forecast capital expenditure
	000oz	$/oz [1]	$m [2]
South Africa [3]	1,717 – 1,792	624 – 647	600
Ghana	490 – 511	783 – 813	176
Guinea	270 – 281	693 – 719	36
Mali	236 – 246	784 – 814	25
Namibia	83 – 87	921 – 955	10
Tanzania	485 – 506	631 – 655	66
Australia	344 – 360	881 – 914	158
Argentina	190 – 198	536 – 556	66
Brazil	435 – 455	515 – 535	279
United States	300 – 314	547 – 567	72
Democratic Republic of the Congo	–	–	84
Other	–	–	27
AngloGold Ashanti	**4,550 – 4,750**	**660 – 685**	**1,599**

[1] Based on the following assumptions: R7.11/$, A$/$0.98, BRL1.70/$ and Argentinean peso 4.12/$; Brent crude at $95 per barrel.

[2] Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.

[3] In South Africa, production assumes stable power supply from Eskom at 48c/Kwh.

Other illustrative estimates

	Outlook 2011
Depreciation and amortisation	$810m
Corporate, marketing, Project ONE and capacity building costs	$275m
Expensed exploration and prefeasibility costs (including equity accounted associates and joint ventures of $30m)	$325m
Interest and finance costs (income statement)	$205m
Interest and finance costs (cash flow)	$145m

Srinivasan Venkatakrishnan
Chief Financial Officer
11 March 2011

Scorecard 2010

Delivering on our commitments

Objectives – 2009	Progress – 2010
Achieve longer-term tenor in the balance sheet	Received international investment-grade credit ratings from Moody's and S&P in April 2010 which allowed the issue of $700m 10-year bonds and $300m 30-year bonds. Three-year mandatory convertible bonds for $789m issued in September.
Refinance revolving credit facility	Four-year, $1bn revolving credit facility secured with syndicate of 16 banks in April.
Opportunistically reduce hedge book	Hedge book eliminated on 7 October 2010, thus providing full exposure to the gold price for AngloGold Ashanti shareholders, and enhancing profitability and cash flow by ending discounted gold sales.
Roll-out Safety Transformation Project	Safety Transformation Project launched in Johannesburg in May, outlining the AngloGold Ashanti Safety Blueprint and Safety Framework. Twenty two Global Safety Standards have been signed off by the business, and the development of guidelines to support their implementation is under way. Concepts from the guidelines on Hazard and Risk Management and Incident Management have been embedded into the design of the Business Process Framework.

Accelerate Project ONE roll-out	Implemented at an additional 15 sites (mines and processing plants) in 2010, adding to the eight that went live in 2009. There are currently 145 people engaged in the roll-out of the programme and early successes at Geita and the Mponeng Plant were followed with encouraging initial successes at the more complex South African underground operations.
Reposition South African operations	Robbie Lazare appointed Executive Vice President: South Africa to lead the repositioning of those assets. A `three-horizon' strategy was adopted to ensure their immediate turnaround, to optimise operating processes and the configuration of the assets; and to look to technological breakthroughs to secure their long-term future.
Continue operational recoveries at Geita, Obuasi	Geita continued on its upward trajectory, improving production by 31% and reducing costs by 19%. The platform has been set for further gains in 2011. Obuasi remains a challenge, with below-par development rates and ore-pass hang-ups affecting production and costs. Production was also affected by the suspension of operations in the first quarter in order to address water balance issues. Learning from the experience at Geita, a multi-disciplinary task team has been appointed to lead the recovery at Obuasi and create a strong foundation for this large, world-class gold deposit.
Entrench recoveries in Brazil and Argentina	AGA Mineração and Cerro Vanguardia entrenched their position as AngloGold Ashanti's lowest-cost mines. Their expansions progressed after receiving approval from the board.
Ensure Cripple Creek & Victor recovery	A revised pad-stacking strategy, which saw higher-grade ore placed closer to the pad lining to improve production, yielded good results with the mine posting a strong recovery. As in South America, the base is set for expansion with studies under way to test the viability of installing a high-grade milling circuit to further boost production.
Progress projects through development pipeline	The board approved its first greenfield project in more than a decade with the go-ahead for the development of the Tropicana deposit in Australia. The development of the Córrego do Sítio deposit, in Brazil, was also approved, while prefeasibility studies progressed for the Gramalote project in Colombia, and feasibility studies for the Kibali and Mongbwalu projects in the Democratic Republic of the Congo were advanced.
Advance exploration targets	Conceptual studies and resource definition are under way at Boston Shaker and Havana Deeps targets in the Tropicana belt, La Colosa, Quebredona, Rio Dulce and Salvajina in Colombia, as well as Hutite in North Africa. Drill testing is under way at Malrok and Kanosak in Canada, LaMbouli in Gabon and at the Vulu and Tango sites in the Solomon Islands.
Build Colombia's resource potential	Drilling resumed at the La Colosa site in Colombia in August, bringing welcome progress to the gold industry's most significant virgin discovery of recent times.

Project ONE

Holistic transformation
plan to achieve
strategic
goals

Project ONE, AngloGold Ashanti's all-encompassing change programme, gained increased traction across the organisation during 2010 as its teams moved aggressively to progress implementation. The model was rolled out at 15 sites during the year, adding to the eight that went live in 2009. Originally designed to facilitate delivery of the company's five-year business objectives, which encompass an ambitious set of financial operating and sustainability targets, Project ONE has secured tangible operating and cost efficiencies which together have helped unlock almost $500m in operating cash flow improvements across the business, with potential to improve significantly on that figure in coming years. The implementation of the model has also resulted in improvements in managerial effectiveness and accountability, both crucial to ensuring the improvements are sustained and enhanced. Project ONE is composed of two integrated initiatives – the **System for People (SP)** and the **Business Process Framework (BPF)** – which together promote standard business processes across every area of the company in order to ensure that the right people are in the right roles and are working to ensure stable processes that deliver consistently excellent results. The greatest advantage of Project ONE is that it engages employees as active participants in the design and the detail of their work, while leaders play a significant role in creating and sustaining a values-based culture that prioritises safety, diversity, mutual respect for colleagues, the environment and communities in which AngloGold Ashanti operates. Ultimately, Project ONE

demands strict accountability at every level of the organisation as it strives toward achieving those five-year goals that were set in 2008 of: reducing accident rates by 70%; increasing overall productivity by 30%; cutting reportable environmental incidents by 60%; increasing production by 20%; achieving a 25% real reduction in costs; and earning a return of at least 15% on capital employed, through the commodity and investment cycle.

The **SP** is a managerial effectiveness system focused on ensuring that those at each level in the organisation are held directly accountable for their work responsibilities. This component of Project ONE was designed to create the most effective organisational design possible, in which a culture of mutual trust is fostered in order to facilitate the efficient execution of work. A core team has been established to enhance the design and development of the SP and to provide ongoing internal support during its continued implementation. This process will be led by Charles Carter, Executive Vice President – Business Strategy and Organisational Effectiveness.

The **BPF** is the second component of Project ONE. This is a scientifically rigorous system focused heavily on short- and long-term planning and execution of work. The BPF clearly defines business expectations and sets operational targets while also seeking continuous improvement once operational volatility has been eliminated. The BPF was launched in August

2008 under the direction of Tony O'Neill, Executive Vice President: Business and Technical Development and has seen a string of positive results across various mines, plants, shafts and corporate structures, where well-planned operating methodologies have reduced volatility and increased average productivity. While great progress was made in the implementation of BPF, the process is still in its formative stages and is expected to yield sustained productivity improvements in coming years as it is bedded down across the business.

The Mponeng plant in South Africa, at the outset one of AngloGold Ashanti's most efficient operating units, was chosen as a pilot site for the project's implementation to showcase its effectiveness. Throughput improvements of 15% achieved during 2009 demonstrated the potential that the process can unlock. Before the implementation of the BPF, ore from the Mponeng mine would regularly be trucked to neighbouring plants for processing, as the mill struggled to cope with volumes from AngloGold Ashanti's largest mine. Since implementation of BPF, however, the plant has improved productivity to the point that it now has spare capacity, leaving the challenge now squarely with the mining operation to improve tonnage to fill the gap. The early signs of the implementation of BPF at the more extensive and complex underground mines in South Africa toward the end of 2010 have been enormously encouraging. At the Mponeng plant, meanwhile, the management team is applying additional Project ONE business process elements to further improve metallurgical performance. Emphasis on stabilised processes has also resulted in a 20% reduction in sodium cyanide consumption. Crucially, these improved processes and the lessons from their development can be rapidly extended throughout the company, a key benefit of the uniform operating model.

Improvements at Geita in Tanzania, are also emblematic of the potential that BPF can unlock. Implementation of the change model saw management's focus shift to improved planning,

Mponeng mine – daily stoping (m²)

Set 3: UCL = 1,612.03 Mean = 1,136.22 LCL = 660.39 (267 – 365) (mR = 2)



Go live – 01/04/2011
Stabilisation – 08/09/2011
BPF start – 02/11/2009
1,600
1,400
1,200
1,000
800
600
400
200
0
UCL
Mean
LCL
Aug 09
Sep 09
Dec 09
Mar 10
Jun 10
Sep 10
Dec 10

UCL = upper control limit *LCL= lower control limit*

Project ONE

Iduapriem mine – daily milled (tonnes)

Set 6: UCL = 17,306.83   Mean = 12,541.93   LCL = 7,777.04 (267 – 365) (mR = 2) (Lloyd Nelson option)



UCL = upper control limit   LCL= lower control limit

scheduling and resourcing of maintenance work, in order to limit operational interruptions in the plant. This led to improved recoveries and a 30% increase in plant throughput. This performance has held since 2009, demonstrating the sustainability of the process. The BPF was also applied to the maintenance of the heavy mobile equipment fleet. Truck availability has soared following improvements to the service strategy and the establishment of a separate work crew to attend to unexpected breakdowns in order not to disrupt essential scheduled work. These improvements, coupled with improvements to utilisation through more efficient scheduling of driver shifts and improved road conditions in the pit, contributed towards Geita's truck fleet reducing from 48 trucks in 2009 to 34 at the end of 2010, while moving more tons. Further fleet reductions are planned in 2011. The implications for fleet replacement and overall capital efficiency are significant and demonstrate how BPF supports the overall objective of achieving returns on capital of more than 15%, throughout the cycle.

Geita's Project ONE implementation teams have since been repatriated to their home regions in Australia, West Africa and Brazil, where similar improvements are becoming evident. Most encouraging is the application of the improved planning, scheduling and resourcing of work to AngloGold Ashanti's mining operations. The first pilot mining site, Lamego in Brazil, reported significant improvements in jumbo drilling advances as well as drilling and blasting cycles as a direct consequence of enhanced planning and scheduling. A similar focus is being applied at Sunrise Dam in Australia, Iduapriem in Ghana and the deep-level underground mines in South Africa.

Integrating the SP and the BPF was a priority in 2010. The systems are hugely complementary in delivering rigorous approaches to planning, scheduling, resourcing and execution of work. The resultant creation of cooperative processes, employee engagement and teamwork is a primary Project ONE objective that furthers a range of other initiatives intrinsically linked to AngloGold Ashanti's organisational values.

Safety Transformation, an initiative developed to underpin safety improvements, outlines AngloGold Ashanti's strategy to create workplaces free of occupational injury and illness. Embedding specific safety elements and concepts which

TauTona – daily stoping (m²)



Set 3: UCL = 921.07   Mean = 578.29   LCL = 235.50 (285 – 364) (mR = 2)

BPF start – 12/07/2010

Go live – 29/08/2011
Stabilisation – 26/01/2012

UCL = upper control limit   LCL= lower control limit

define our new approach, into both components of Project ONE, will ensure sustainability of the overall safety effort. In the first quarter of 2011, specific safety training will commence, focused on Incident Management and supporting integrated Project ONE delivery.

'*We value diversity*' and '*We treat each other with dignity and respect*', are two specific values that guide AngloGold Ashanti's efforts toward **transformation or employment equity**. Achieving these goals requires the transformation strategy be an integral part of Project ONE. A policy for the transformation and localisation of labour was approved by the board of directors in November 2010 and will serve as a framework within which the regions will develop their own strategies. The policy is an expansion of AngloGold Ashanti's previous approach to legal transformation requirements in South Africa which were focused on redressing past employment inequities by enhancing the representation of historically disadvantaged groups. With the full commitment from the board of directors and the executive team in October 2008, the policy was developed to include the elimination of local barriers to skills development and upward mobility, and

to progressively recruit local talent into technical and managerial roles in host countries. The policy aims to take into account the legislative frameworks of these countries, as well as the company's own values, in order to redress historical imbalances, promote gender equality and employment of local citizens at all levels, as well as the equitable employment of people with disabilities.

Project ONE has a significant role to play in creating and driving a values-based organisational culture. The programme is closely aligned to our overarching philosophy that *People are the Business*. This philosophy is testament to AngloGold Ashanti's firmly held conviction that people working in the organisation are the key to its success.

Charles Carter, Executive Vice President – Business Strategy and Organisational Effectiveness outlines progress made with Project ONE

Podcast available at www.aga-reports.com/10/podcasts.htm



Five-year summaries

Summarised group financial results – income statement

US Dollar million		2010	2009	2008	2007	2006
Gold income		**5,334**	3,768	3,619	3,002	2,646
Cost of sales		**(3,550)**	(2,813)	(2,728)	(2,458)	(2,138)
Loss on non-hedge derivatives and other commodity contracts [1]		**(702)**	(1,533)	(297)	(792)	(231)
Gross profit (loss)		**1,082**	(578)	594	(248)	277
Corporate administration, marketing and other expenses		**(220)**	(164)	(144)	(144)	(100)
Exploration costs		**(198)**	(150)	(126)	(117)	(58)
Other operating expenses		**(20)**	(8)	(6)	(20)	(20)
Special items		**(126)**	691	(1,538)	(13)	(7)
Operating profit (loss)		**518**	(209)	(1,220)	(542)	92
Dividend received from other investments		**–**	–	–	2	–
Interest received		**43**	54	66	43	31
Exchange gain (loss)		**3**	112	4	(1)	(5)
Fair value adjustment on option component of convertible bonds		**(1)**	(33)	25	47	16
Fair value loss on mandatory convertible bonds		**(55)**	–	–	–	–
Finance costs and unwinding of obligations		**(166)**	(139)	(114)	(120)	(116)
Share of equity accounted investments' profit (loss)		**63**	94	(138)	35	115
Profit (loss) before taxation		**405**	(121)	(1,377)	(536)	133
Taxation		**(276)**	(147)	197	(101)	(146)
Profit (loss) after taxation from continuing operations		**129**	(268)	(1,180)	(637)	(13)
Discontinued operations						
Profit (loss) from discontinued operations		**–**	–	25	1	(2)
Profit (loss) for the year		**129**	(268)	(1,155)	(636)	(15)
Allocated as follows						
Equity shareholders		**76**	(320)	(1,195)	(668)	(45)
Non-controlling interests		**53**	52	40	32	30
		129	(268)	(1,155)	(636)	(15)
Other financial data						
Adjusted gross (loss) profit [1]	$m	**(1,191)**	412	(384)	835	884
Adjusted gross margin	%	**(51)**	13	(16)	25	29
Headline earnings (loss)	$m	**122**	(852)	(30)	(648)	(82)
Adjusted headline (loss) earnings [1]	$m	**(1,758)**	(50)	(897)	278	411
Adjusted headline earnings excluding hedge buy-back costs [1]	$m	**787**	708	19	278	411
EBITDA excluding hedge buy-back costs [1]	$m	**1,897**	1,663	1,131	1,224	1,409
EBITDA margin excluding hedge buy-back costs	%	**38**	41	33	37	47
Interest cover [1]	times	**16**	14	10	11	13
Profit (loss) per ordinary share						
Basic	US cents	**20**	(89)	(377)	(237)	(16)
Diluted	US cents	**20**	(89)	(377)	(237)	(16)
Headline	US cents	**33**	(236)	(9)	(230)	(30)
Adjusted headline (loss) earnings per ordinary share [1]	US cents	**(473)**	(14)	(283)	99	151
Dividends per ordinary share	US cents	**20**	17	11	19	62
Weighted average number of shares	million	**372**	361	317	281	273
Issued shares at year-end	million	**384**	366	357	282	280

[1] *Refer to Non-GAAP disclosure notes from page 372.*

As at 31 December

Summarised group financial results – statement of financial position

US Dollar million		2010	2009	2008	2007	2006
Assets						
Tangible and intangible assets		**6,374**	5,996	4,493	7,041	6,329
Cash and cash equivalents		**575**	1,100	575	477	471
Other assets		**2,583**	2,691	2,992	2,190	2,022
Total assets		**9,532**	9,787	8,060	9,708	8,822
Equity and liabilities						
Total equity		**4,113**	3,030	2,511	2,442	3,047
Borrowings		**2,704**	1,931	1,933	1,848	1,448
Deferred taxation		**900**	753	617	1,042	1,093
Other liabilities		**1,815**	4,073	2,999	4,376	3,234
Total equity and liabilities		**9,532**	9,787	8,060	9,708	8,822
Non-GAAP financial data						
Equity [1]		**4,987**	3,030	2,511	2,442	3,047
Net debt [1]		**1,288**	868	1,283	1,318	1,015
Net asset value – per share [1]	US cents	**1,299**	828	702	867	1,087
Net tangible asset value – per share [1]	US cents	**1,248**	779	661	718	946
Market capitalisation [1]		**18,767**	14,555	9,795	11,878	13,008
Financial ratios						
Return on equity excluding hedge buy-back costs [1]	%	**20**	26	1	10	14
Net debt to equity	%	**26**	29	51	54	33
Exchange rates						
Rand/dollar average exchange rate		**7.30**	8.39	8.25	7.03	6.77
Rand/dollar closing exchange rate		**6.57**	7.44	9.46	6.81	7.00
Australian dollar/dollar average exchange rate		**1.09**	1.26	1.17	1.19	1.33
Australian dollar/dollar closing exchange rate		**0.98**	1.12	1.44	1.14	1.27
Brazilian real/dollar average exchange rate		**1.76**	2.00	1.84	1.95	2.18
Brazilian real/dollar closing exchange rate		**1.67**	1.75	2.34	1.78	2.14

[1] Refer to Non-GAAP disclosure notes from page 372.

Five-year summaries

For the year ended 31 December

Summarised group financial results – statement of cash flows

US Dollar million		2010	2009	2008	2007	2006
Cash flows from operating activities						
Cash generated from operations		**1,714**	1,345	632	983	1,132
Cash utilised by discontinued operations		**–**	–	(1)	(2)	(1)
Dividends received from equity accounted investments		**143**	101	78	65	85
Taxation paid		**(188)**	(147)	(125)	(180)	(110)
Cash utilised for hedge buy-back costs		**(2,611)**	(797)	(1,113)	–	–
Net cash (outflow) inflow from operating activities		**(942)**	502	(529)	866	1,106
Cash flows from investing activities						
Capital expenditure		**(973)**	(1,019)	(1,194)	(1,015)	(811)
Net (payments) proceeds from acquisition and disposal of mines, subsidiaries, associates and joint ventures		**(44)**	(354)	10	1	9
Net proceeds (payments) from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets		**95**	1,132	82	(13)	46
Interest received		**32**	55	67	35	24
Net loans (advanced) repaid		**(6)**	1	–	–	5
Decrease (increase) in cash restricted for use		**25**	(10)	(6)	(25)	(3)
Other investing activities		**–**	–	–	2	1
Net cash outflow from investing activities		**(871)**	(195)	(1,041)	(1,015)	(729)
Cash flows from financing activities						
Net proceeds from share issues		**778**	295	1,668	34	507
Net borrowings proceeds (repaid)		**648**	43	239	323	(394)
Finance costs paid		**(115)**	(111)	(93)	(72)	(82)
Dividends paid		**(117)**	(56)	(58)	(144)	(132)
Net cash inflow (outflow) from financing activities		**1,194**	171	1,756	141	(101)
Net (decrease) increase in cash and cash equivalents		**(619)**	478	186	(8)	276
Translation		**105**	47	(88)	14	(2)
Cash and cash equivalents at beginning of year		**1,100**	575	477	471	197
Cash and cash equivalents at end of year [1]		**586**	1,100	575	477	471
Other financial data						
Operating cash flow [2] [3]		**(1,665)**	(104)	(1,069)	336	633
Cash generated to cash invested [2]	times	**1.2**	2.3	0.6	0.7	1.6

[1] The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included in the statement of financial position as part of non-current assets held for sale of $11m.

[2] Refer to Non-GAAP disclosure notes from page 372.

[3] Includes hedge buy-back costs (2008 to 2010).

Summarised group operating results

		2010	2009	2008	2007	2006
Underground operations						
Metric tonnes milled	000	**11,092**	11,944	12,335	13,112	13,489
Yield	g/t	**6.66**	6.41	6.89	6.99	7.20
Gold produced	000 oz	**2,374**	2,461	2,734	2,948	3,123
Surface and dump reclamation						
Metric tonnes treated	000	**11,081**	12,779	11,870	12,429	12,414
Yield	g/t	**0.55**	0.51	0.42	0.49	0.50
Gold produced	000 oz	**196**	208	161	197	201
Open-pit operations						
Metric tonnes mined	000	**159,352**	167,000	175,999	172,487	173,178
Stripping ratio [1]		**5.02**	5.58	5.24	4.48	4.82
Metric tonnes treated	000	**26,028**	25,582	25,388	25,312	26,739
Yield	g/t	**1.95**	1.96	2.12	2.34	2.14
Gold produced	000 oz	**1,631**	1,609	1,734	1,904	1,843
Heap-leach operations						
Metric tonnes mined	000	**67,194**	57,456	54,754	59,720	63,519
Metric tonnes placed [2]	000	**21,963**	19,887	23,462	22,341	23,329
Stripping ratio [1]		**2.17**	1.94	1.43	1.77	1.83
Recoverable gold placed [3]	kg	**10,949**	12,958	14,496	16,242	18,162
Yield [4]	g/t	**0.50**	0.65	0.62	0.73	0.78
Gold produced	000 oz	**314**	321	353	428	468
Total gold produced	000 oz	**4,515**	4,599	4,982	5,477	5,635
– South Africa		**1,785**	1,797	2,099	2,328	2,554
– Continental Africa		**1,492**	1,585	1,631	1,655	1,779
– Australasia		**396**	401	433	600	465
– Americas		**842**	816	819	894	837
Average price received [5]	$/oz sold	**561**	751	485	629	577
Total cash costs	$/oz produced	**638**	514	444	357	308
Total production costs	$/oz produced	**816**	646	567	476	414
Capital expenditure	$m	**1,015**	1,027	1,201	1,059	817
Monthly average number of employees		**62,046**	63,364	62,895	61,522	61,453
AIFR		**11.50**	12.88	16.66	20.95	22.83
FIFR		**0.10**	0.09	0.09	0.21	0.22

Definitions

[1] Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.

[2] Tonnes placed onto leach pad.

[3] Recoverable gold placed onto leach pad inventory.

[4] Recoverable gold placed/tonnes placed.

Comments

[5] Average gold price received negatively impacted by the reduction of the hedge book in the three years from 2008 to 2010.

Operations at a glance
For the year ended 31 December

Operation	Attributable tonnes treated/milled (Mt)			Average grade recovered (g/t)			Attributable gold production (000oz)		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
South Africa							**1,785**	1,797	2,099
Vaal River									
Great Noligwa	0.7	0.9	1.4	5.99	5.73	7.33	132	158	330
Kopanang	1.6	1.6	1.6	6.13	6.74	6.82	305	336	362
Moab Khotsong	1.0	0.8	0.6	9.03	9.36	9.31	292	247	192
Tau Lekoa	0.6	1.2	1.2	3.32	3.32	3.58	63	124	143
Surface operations	10.2	9.7	7.9	0.54	0.53	0.36	179	164	92
West Wits									
Mponeng	1.7	1.9	1.9	9.48	8.66	10.02	532	520	600
Savuka	0.1	0.2	0.3	5.30	5.45	6.28	22	30	66
TauTona [1]	1.1	1.5	1.6	7.01	7.29	8.66	259	218	314
Continental Africa							**1,492**	1,585	1,631
Ghana									
Iduapriem	3.4	3.4	3.5	1.70	1.72	1.76	185	190	200
Obuasi [1]	2.6	4.6	5.6	5.16	5.18	4.37	317	381	357
Guinea									
Siguiri (85%)	8.8	8.8	8.6	0.97	1.11	1.20	273	316	333
Mali									
Morila (40%)	1.7	1.7	1.7	1.70	2.47	3.08	95	137	170
Sadiola (41%) [2]	1.8	1.7	1.6	2.04	2.52	3.42	118	135	172
Yatela (40%) [3]	1.2	1.1	1.1	1.23	3.62	2.66	60	89	66
Namibia									
Navachab	1.5	1.3	1.5	1.80	1.58	1.43	86	65	68
Tanzania									
Geita	4.7	4.5	4.3	2.36	1.89	1.92	357	272	264
Australasia							**396**	401	433
Australia									
Sunrise Dam [4]	3.6	3.9	3.8	3.22	2.87	3.46	396	401	433
Americas							**842**	816	819
Argentina									
Cerro Vanguardia (92.5%)	1.0	0.9	0.9	6.11	6.51	5.44	194	192	154
Brazil									
AGA Mineração [1]	1.6	1.5	1.4	7.21	7.02	7.62	338	329	320
Serra Grande (50%)	0.6	0.5	0.4	4.05	4.52	6.85	77	77	87
United States									
Cripple Creek & Victor [3]	20.6	18.7	22.1	0.43	0.46	0.49	233	218	258
AngloGold Ashanti							**4,515**	4,599	4,982

[1] The yields of TauTona, Obuasi and AGA Mineração represent underground operations.

[2] Prior to 29 December 2009, AngloGold Ashanti's shareholding in Sadiola was 38%.

[3] The yields of Yatela and Cripple Creek & Victor reflect recoverable gold placed/tonnes placed from heap leach operations.

[4] The yield of Sunrise Dam represents open-pit operations.

Operation	Total cash costs ($/oz)			Attributable capital expenditure ($m)		
	2010	2009	2008	2010	2009	2008
South Africa	598	466	362	424	385	337
Vaal River						
Great Noligwa	884	794	458	24	24	26
Kopanang	613	406	348	61	58	47
Moab Khotsong	588	424	379	120	104	89
Tau Lekoa	921	718	533	10	17	18
Surface operations	485	341	440	3	3	–
West Wits						
Mponeng	453	329	249	122	109	86
Savuka	1,100	1,115	411	9	13	11
TauTona	700	559	374	75	57	60
Continental Africa	712	608	543	234	198	262
Ghana						
Iduapriem	666	516	525	17	28	54
Obuasi	744	630	633	109	94	112
Non-controlling interests and exploration	–	–	–	1	2	2
Guinea						
Siguiri (85%)	643	519	466	10	22	18
Non-controlling interests and exploration	–	–	–	2	4	4
Mali						
Morila (40%) [1]	715	527	419	1	4	1
Sadiola (41%) [1] [2]	650	488	399	8	4	3
Yatela (40%) [1]	807	368	572	2	1	3
Namibia						
Navachab	727	622	534	14	20	12
Tanzania						
Geita	777	954	728	38	19	53
Democratic Republic of the Congo						
Kibali (45%) [1]	–	–	–	30	–	–
Other	–	–	–	2	–	–
Australasia	982	662	552	40	177	439
Boddington (33.33%)	–	–	–	–	146	419
Sunrise Dam	957	646	531	29	31	19
Tropicana (70%)	–	–	–	10	–	–
Exploration and other	–	–	–	1	–	1
Americas	432	362	381	311	258	154
Argentina						
Cerro Vanguardia (92.5%)	366	355	608	38	17	15
Non-controlling interests and exploration	–	–	–	3	1	1
Brazil						
AGA Mineração	407	339	300	142	84	69
Serra Grande (50%)	481	406	294	26	33	20
Non-controlling interests and exploration	–	–	–	29	36	22
United States						
Cripple Creek & Victor	493	376	309	73	87	27
Other	–	–	–	6	9	9
Sub-total				1,015	1,027	1,201
Equity accounted investments included above				(42)	(8)	(8)
AngloGold Ashanti	638	514	444	973	1,019	1,193

[1] Equity-accounted investments
[2] Prior to 29 December 2009, AngloGold Ashanti's shareholding in Sadiola was 38%.

Review of operations

AngloGold Ashanti –

unparalleled

diversity, unmatched

growth options



United States
Cripple Creek & Victor   233,000oz

Mali
Morila   95,000oz
Sadiola   118,000oz
Yatela   60,000oz

Australia
Sunrise Dam   396,000oz

Guinea
Siguiri   273,000oz

Ghana
Iduapriem   185,000oz
Obuasi   317,000oz

Brazil
Serra Grande   77,000oz
AGA Mineração   338,000oz

Tanzania
Geita   357,000oz

Namibia
Navachab   86,000oz

Argentina
Cerro Vanguardia   194,000oz

South Africa

Vaal River
Great Noligwa   132,000oz
Kopanang   305,000oz
Moab Khotsong   292,000oz
Tau Lekoa [1]   63,000oz
Surface operations   179,000oz

West Wits
Mponeng   532,000oz
Savuka   22,000oz
TauTona   259,000oz

● —● Operations

[1] *Sold effective 1 August 2010.*

Introduction

AngloGold Ashanti, a global gold mining company with 20 operations on four continents, employed 62,046 people, including contractors, and produced 4.52Moz of gold in 2010.

The group's operations are divided into the following regions:
• South Africa – includes operations in South Africa;
• Continental Africa – includes operations in Ghana, Guinea, Mali, Namibia and Tanzania;
• Australasia – includes the operation in Australia; and
• Americas – includes operations in Argentina, Brazil and the United States.

In addition, the company conducts a focused worldwide exploration programme. In the course of mining and processing the ore mined, by-products such as silver, uranium oxide and sulphuric acid occur at the Argentinean, South African and Brazilian operations respectively.

Gold production by region



South Africa	39%
Continental Africa	33%
Americas	19%
Australasia	9%

Group production by mining type



Underground	53%
Open pit	36%
Heap leach	7%
Surface	4%

Group gold production (000oz)



08	4,982
09	4,599
10	4,515

4,515 000oz

Group cash costs ($/oz)



08	444
09	514
10	638

$638 /oz

Group production costs ($/oz)



08	567
09	646
10	816

$816 /oz

Group capital expenditure ($m)



08	1,201
09	1,027
10	1,015

$1,015 m

Ensuring a

profitable
future

for deep-level mining



South Africa
West Wits operations
Mponeng
Savuka
TauTona

Vaal River operations
Great Noligwa
Kopanang
Moab Khotsong
Surface operations

Robbie Lazare, Executive Vice President – South Africa, discusses AngloGold Ashanti's operations in South Africa

Podcast available at www.aga-reports.com/10/podcasts.htm

AngloGold Ashanti's South African operations comprise six deep-level mines and one surface operation. They are:

• The Vaal River operations – Great Noligwa, Kopanang, Moab Khotsong and the surface sources operations. The fourth deep-level mine in this region, Tau Lekoa, was sold during the course of the year; and

• The West Wits operations – Mponeng, Savuka and TauTona.

Together, these operations produced 1.78Moz of gold in 2010, or 39% of group production, and 1.46Mlbs of uranium as a by-product. The South African operations employed 35,660 people in 2010. Total cash costs in US dollar terms increased by 28% to $598/oz.

Total capital expenditure for the region was $424m, an increase of 10% on the $385m spent in 2009.

The Mineral Resource in South Africa totalled 97.90Moz at year-end, including Ore Reserve of 30.38Moz.

Contribution to South Africa production
– by operation



Mponeng	29.8%
Kopanang	17.1%
Moab Khotsong	16.4%
TauTona	14.5%
Surface operations	10.1%
Great Noligwa	7.4%
Tau Lekoa	3.5%
Savuka	1.2%

Contribution to group production



South Africa	39.5%
Rest of AngloGold Ashanti	60.5%

Gold production (000oz)



08	2,099
09	1,797
10	1,785

1,785 000oz

Capital expenditure ($m)



08	337
09	385
10	424

$424 m

Total cash cost ($/oz)



08	362
09	466
10	598

$598 /oz

Total number of employees*



08	37,127
09	37,425
10	35,660

* including contractors

35,660 people

Review of operations – South Africa

Vaal River – Great Noligwa

Key statistics

Great Noligwa		2010	2009	2008
Pay limit	(oz/t)	0.36	0.43	0.29
	(g/t)	11.69	14.90	10.07
Recovered grade	(oz/t)	0.175	0.167	0.214
	(g/t)	5.99	5.73	7.33
Gold production	(000oz)	132	158	330
Total cash costs	($/oz)	884	794	458
Total production costs	($/oz)	1,129	990	557
Capital expenditure	($m)	24	24	26
Total number of employees		3,315	4,739	5,743
Employees		3,225	4,612	5,472
Contractors		90	127	271
All injury frequency rate	(per million hours worked)	21.63	17.51	28.54

Outlook for 2011			
Production	(000oz)		144 – 150
Total cash costs	($/oz)		756 – 784
Capital expenditure	($m)		29

Gold production (000oz)



Capital expenditure ($m)



Total cash cost ($/oz)



Total number of employees*



including contractors

Description

Great Noligwa adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney near the Vaal River. The Vaal Reef, the primary reef, and the Crystalkop Reef, a secondary reef, are mined here.

This mining operation consists of a twin-shaft system and operates over eight main levels at an average depth of 2,400m below surface.

Given the geological complexity of the orebody at Great Noligwa, a scattered mining method is employed. The mine shares a milling and treatment circuit with Moab Khotsong and Kopanang, which applies conventional crushing, screening, SAG grinding and carbon-in-leach (CIL) processes to treat the ore and extract gold.

Operating performance

Gold production declined by 16% as planned to 132,000oz, from 158,000oz in 2009. This was largely as a result of the redesign of the mine plan and layout, and a shift in operational focus to pillar extraction. This redesign resulted in a reduction in the extent of underground resources and in lower volumes being mined. Consequently, tonnages milled fell by 20% and reef development by 85%. The latter was also affected by the complex geological structures encountered. Yield rose by 5% with the mining of higher grade areas and an increase in gold produced from vamping operations.

Total cash costs increased by 11% to $884/oz from $794/oz the previous year, due mainly to the mine redesign, inflationary pressure on labour, power and stores, royalty payments which came into effect on 1 March 2010, and a stronger currency.

Capital expenditure of R173m ($24m) was split between R96m ($13m) for Ore Reserve development, stay-in-business capital of R71m ($10m) for upgrades to both horizontal and vertical transport, accessing old pillar areas and the upgrade of plant infrastructure, and R6m ($1m) on growth initiatives.

Growth prospects

As a mature operation, Great Noligwa has converted from conventional scattered mining to pillar mining for the remainder of its operational life. The Vaal Reef, which has been the most economically viable reef at Great Noligwa, is mined extensively. The less economically viable Crystalkop Reef is also being exploited, together with viable pillars containing the Vaal Reef. Hence, the life extension opportunity is limited to the inclusion of a few Vaal and Crystalkop Reef haulage pillars that were previously not part of the Ore Reserve. A feasibility study was conducted to determine the viability of establishing alternate routes for men, material, ore and ventilation to replace these haulages. This study showed that portions of these pillars can be mined and they have thus been included in the business plan.

Outlook for 2011

Production in 2011 is projected to increase to between 144,000oz and 150,000oz. Total unit cash costs are expected to improve to between $756/oz and $784/oz, largely due to the higher gold production planned, an increase in the by-product contribution from uranium production and other associated benefits following the restructuring of the operation in 2010.

Capital expenditure is forecast at R210m ($29m), with R97m ($13m) earmarked for Ore Reserve development and R113m ($15m) for stay-in-business capital covering upgrades to plant infrastructure, transport systems, staff accommodation and creating access to old pillar areas.

The rise in production in 2011 is based on increasing the gold recovered from vamping operations in old areas, as well as the mining of higher grade pillars. Mining during 2010 continued to expose complex geological structures, necessitating additional

Review of operations – South Africa

development in order to re-establish access and make areas available for further mining. Mining has almost progressed to the boundary limits, hence the increased dependency on pillars to maintain a reasonable level of production. These pillars require capital and a re-establishment programme to make them available for mining. Strict safety rules are in place to ensure safe extraction of the ore.

Project ONE was launched on 27 October 2010.

Sustainability

Great Noligwa was restructured during the year with the aim of reducing its overall operational footprint and to return it to profitability. Employees were offered the opportunity to apply for voluntary severance packages or transfer to other business units within the company. Labour unions were consulted on strategic matters throughout the process.

Transformation remains a strategic thrust of the mine and will receive continued attention during 2011.

Safety

There were no fatalities during 2010, with the mine achieving 1 million fatality-free shifts on 5 November 2010. The mine also achieved 269 white flag days, signifying the number of full days without a lost-time injury being reported on site.

The all injury frequency rate deteriorated to 21.63 per million hours worked recorded for the year (2009: 17.51).

The "*White Flag Day Every Day*", "*It's OK to Stop*" and "*United for Safe Gold*" were the major safety campaigns undertaken during the year. Other initiatives included daily shaft-based communication and a continuation of tours by management and union leadership to increase visibility. Safety stoppages initiated by management also had a positive impact on physical conditions underground. A safety workshop was held at which three strategic safety pillars were identified. Plans were made to address these issues and dates set for their implementation.

Great Noligwa maintained its OHSAS 18001 and ISO 14001 certification in 2010.

Community

Great Noligwa remained active in the community with various outreach projects. Donations were made to the following organisations:

- Triest Training Centre;
- Matlosana Hospice;
- Evannah Old Age Home;
- Dipapeng Disability Centre;
- Klerksdorp Baby House; and
- Stilfontein Welfare.

Environment

Great Noligwa retained its ISO 14001 certificate during the first advanced DQS audit conducted in August 2010. No environmental incidents were reported during the year.

New projects

The water separation project at Great Noligwa, aims to reduce the inflow of dirty water into the Great Noligwa gold plant process-water tank.

Vaal River – Kopanang

Key statistics

Kopanang		2010	2009	2008
Pay limit	(oz/t)	**0.41**	0.40	0.32
	(g/t)	**13.08**	13.85	11.07
Recovered grade	(oz/t)	**0.179**	0.197	0.199
	(g/t)	**6.13**	6.74	6.82
Gold production	(000oz)	**305**	336	362
Total cash costs	($/oz)	**613**	406	348
Total production costs	($/oz)	**867**	586	492
Capital expenditure	($m)	**61**	58	47
Total number of employees		**5,938**	6,059	6,031
Employees		**5,484**	5,612	5,620
Contractors		**454**	447	411
All injury frequency rate	(per million hours worked)	**21.86**	22.71	25.29

Outlook for 2011		
Production	(000oz)	326 – 340
Total cash costs	($/oz)	599 – 622
Capital expenditure	($m)	107

Gold production (000oz)



Capital expenditure ($m)



Total cash cost ($/oz)



Total number of employees*



including contractors

Review of operations – South Africa

Description

The Kopanang mine, located in the Free State province roughly 170km southwest of Johannesburg, has been in production since 1984. Kopanang's current mine lease incorporates an area of 35km², directly west of neighbouring Great Noligwa and bound to the south by the Jersey Fault.

Kopanang exploits gold- and uranium-bearing conglomerates of the Central Rand Group of the Witwatersrand, the most important being the Vaal Reef. Gold is the primary commodity extracted with uranium oxide as a by-product. The Vaal Reef, the primary reef mined, is exploited at depths of between 1,300m and 2,600m below surface. Minor amounts of gold are also extracted from the secondary Crystalkop Reef, located about 250m above the Vaal Reef.

Given the complexity of the geology, scattered mining is employed and the orebody accessed mainly via footwall tunnelling, raised on dip of the reef and stoped on strike.

Kopanang uses conventional semi-autogenously grinding and carbon-in-pulp (CIP) technology to process gold. There are two streams of ore into the plant, one comprised mainly of Vaal Reef ore and the other fed exclusively with marginal ore-dump material. Roughly 60% of Kopanang's ore is treated in this plant. The balance is sent to the Noligwa Gold Plant and South Uranium plant by rail for gold and uranium extraction.

Operating performance

Gold production fell 9% to 305,000oz in 2010, from 336,000oz in 2009. Total cash costs increased 51% to $613/oz as a result of the stronger currency, lower production, inflationary pressures on labour, power and stores, and royalty payments which came into effect on 1 March 2010.

A 13% decline in volumes mined was the major contributor to the drop in production, as were safety-related work stoppages, and lower-than-anticipated mining grades. The 9% decline in recovered grade was a function of the lower-grade areas mined, and the increase in dilution from tonnages treated at the waste washing plant. A waste washing plant to reduce dust by washing the fines from waste rock was commissioned. Additional labour was recruited during the second quarter to make up production lost owing to safety-related stoppages during the first half of the year. While these stoppages continued in the second half of the year, this initiative contributed 19,300oz towards the year's total production.

Capital expenditure totalled R443m ($61m) for the year. This included R340m ($47m) on Ore Reserve development and stay-in-business capital of R103m ($14m).

Growth prospects

Life extension projects identified in 2010 were De Pont Landing and Altona, Gencor 1 East extension, Crystalkop Reef (C-Reef) Below 68 level, the Shaft Fault area and pillars. Additional information will be obtained from ongoing exploration to generate Mineral Resources for conversion to Ore Reserves. The mother hole drilled at the Gencor 1E area had intersected the reef which will be sampled early in 2011. Two more long inclined boreholes are planned from the same site for 2011.

Electro-hydraulic drilling, originally scheduled to commence in August 2010 in the De Pont Landing and Altona exploration areas, has been postponed to early 2011 due to ventilation requirements and the delay in the issuing of the prospecting rights for De Pont Landing. The Below 68 level project was also delayed due to ventilation requirements which affected electro-hydraulic drilling, while limited pneumatic drilling was done from the 68 DW4 8 crosscut. The bulk of the exploration programme has been deferred to 2011.

As a result of the C-Reef exploration programme, the Mineral Resource confidence increased and added 129,164oz to the planned Mineral Resource during 2010. The programme will continue into 2011.

The Shaft Fault drilling added 8,179oz to the Mineral Resource during 2010. This remains a very prospective target area for new Mineral Resource ounces and exploration here will continue during 2011.

Outlook

Gold production for 2011 is forecast at between 326,000oz and 340,000oz at a total cash cost of between $599/oz and $622/oz. The higher level of production relates to an overall increase in volumes mined which is expected to result from the implementation of Project ONE initiatives.

Understanding of the orebody ahead of the mining face will improve following an increase in geological drilling, as well as the assessment of true grade estimates of the orebody to the West through Long-Incline-Borehole (LIB) drilling, revised evaluation modelling and the introduction of 'coffin sampling'

methodology. Improved drilling efficiencies are anticipated, following the change of drilling contractor in 2010. Project ONE will be implemented in 2011.

Total capital expenditure of R767m ($107m) will be spent on Ore Reserve development to improve and create mining flexibility, as well as stay-in-business capital related to the Kopanang plant. Ore Reserve development for 2011 remains a key focus in re-establishing the operation's available Ore Reserves.

Sustainability

Safety and health

Regrettably, there were two fatal accidents – one each in March and September. This overshadowed a strong safety performance in the preceding months with the mine having achieved 1 million fatality-free shifts in February 2010. The all injury frequency rate improved from 22.71 per million hours worked in 2009 to 21.86 in 2010. Mitigation strategies were implemented, including improved support standards for development areas, to reduce the risks associated with horizontal transport and falls of ground.

Strategies for 2011 include improved dust management systems through a centralised blasting system, improved footwall and dust filtration systems and experimentation with intake 'air scrubbing' systems. Following the noise baseline risk assessment to be conducted in February 2011, the current hearing protection device system will be revised to ensure optimum protection from noise, based on occupational exposures.

The mine successfully achieved recertification for both ISO 14001 and OHSAS 18001.

More than 60% of employees, including contractors, underwent voluntary HIV testing during the year following a concerted effort by AngloGold Ashanti's wellness counsellors, peer educators and its programmes.

Kopanang, Great Noligwa and Moab Khotsong, in conjunction with other mines in the region, regularly interact with the Department of Mineral Resources at a tripartite forum to discuss topical issues related to mining operations in North West Province.

General managers, safety managers, health and safety representatives, as well as unions and association representatives, meet with the state mine inspectors to discuss topical issues including regional health and safety statistics, focus areas and legislation trends.

Community

The mine hosted a number of underground visits from interested parties in the community, organised by Kopanang's social committee, in partnership with a local non-governmental organisation.

A mathematics and science competition was launched for surrounding secondary schools with the aim of identifying and recognising students who excel in these subjects. Twenty-six children from five schools participated in this competition, which will be repeated. Kopanang is also represented in various activities in the surrounding area through the AngloGold Ashanti Fund's Local Area Committee. These initiatives include the Winter Warming Project, which distributes blankets to the surrounding communities.

During 2010, the mine started its programme to accelerate the conversion of communal rooms in the Kopanang residence to single room accommodation – 198 single rooms were completed, compared to 54 in 2009. Capital has been approved to convert 208 rooms in 2011. Another 1,819 rooms are scheduled for conversion over the next three years.

Environment

An environmental management system (EMS) is in place to address the environmental impacts of the operation, including water and energy consumption, dust levels and potential groundwater pollution from the waste rock dump. To address the dust issue, a waste washing plant was installed and will be fully commissioned in 2011, along with additional dust suppression systems. Storm-water catchment facilities will be put in place and 20ha of phyto-remediation woodlands planted in 2011. Numerous projects resulted in reduced energy consumption from 32Gwh per month in 2003 to 24.5Gwh per month in 2010. Additional projects to reduce consumption to 23.4Gwh per month are planned in 2011 and 2012.

Kopanang retained its ISO 14001 certificate following an audit conducted in August 2010. No environmental incidents were reported during the year.

Review of operations – South Africa

Vaal River – Moab Khotsong

Key statistics

Moab Khotsong		2010	2009	2008
Pay limit	(oz/t)	0.49	0.60	0.69
	(g/t)	15.87	20.57	23.51
Recovered grade	(oz/t)	0.263	0.273	0.271
	(g/t)	9.03	9.36	9.31
Gold production	(000oz)	292	247	192
Total cash costs	($/oz)	588	424	379
Total production costs	($/oz)	982	737	632
Capital expenditure	($m)	120	104	89
Total number of employees		6,452	6,069	4,737
Employees		4,651	4,334	2,914
Contractors		1,801	1,735	1,823
All injury frequency rate	(per million hours worked)	19.72	28.82	38.24

Outlook for 2011			
Production	(000oz)		296 – 310
Total cash costs	($/oz)		597 – 620
Capital expenditure	($m)		162

Gold production (000oz)



Capital expenditure ($m)



Total cash cost ($/oz)



Total number of employees*



* including contractors

Description

Moab Khotsong is the newest deep-level gold mine in South Africa. It is situated near Orkney, Klerksdorp and Viljoenskroon, about 180km southwest of Johannesburg.

Following the successful exploration of the Vaal Reef in the Moab lease area, which lies to the south and is contiguous with Great Noligwa, a decision was taken in late 1989 to exploit the Moab Mineral Resource. Shaft sinking started in 1991 and stoping operations in November 2003. The mine is scheduled to reach full production in 2013.

A feasibility study of the lower mine (Zaaiplaats) was recently completed. The project will exploit the reef to depths of 3,455m below collar.

The main shaft was commissioned in June 2002 and the rock ventilation shaft in March 2003. Ore Reserve development on 85, 88, 92, 95, 98 and 101 levels is progressing to plan. Given the geological complexity of the Vaal Reef, scattered mining is employed.

Operating performance

Moab Khotsong continued to ramp-up its output. Production increased by 18% to 292,000oz in 2010, compared to 247,000oz the previous year. The operation is scheduled to reach full annual production of 368,000oz in 2013.

Total cash costs increased by 39%, as expected, to $588/oz, due mainly to inflationary pressures on the cost of labour, power and stores, royalty payments which came into effect on 1 March 2010 and the stronger currency.

Capital expenditure for the year totalled R879m ($120m), spent mainly on Ore Reserve development R593m ($81m), with the balance for stay-in-business capital R242m ($33m), Project Zaaiplaats phase 1 R23m ($3m) and exploration drilling R20m ($3m).

Mined grade decreased by 4% as mining took place in lower-grade areas in the older northern part of the mine. Volumes treated increased by 22%, mainly due to ramp-up activities. Production, however, was hampered by safety- and mining-related stoppages as well as complex geological structures. These issues are being reviewed. In order to obtain critical information timeously, a comprehensive risk-drilling programme was revised to include macro drilling up to three cross-cuts

ahead of the current development ends, thus improving grade prediction and development planning. This allowed more proactive mine design and the opening up of reef, while the development of new raises provided additional grade information. Ore Reserve development and LIB drilling proceeded according to plan in 2010. The active drilling programme employs a minimum of five LIB machines to ameliorate the risk of intersecting dip features within the 12-month mining plan. There was also a focus on critical-path scheduling and increased development to open up Ore Reserves and create flexibility.

Project ONE was launched on 27 October 2010.

Growth prospects

The initial development of Moab Khotsong included the exploitation of adjacent ore blocks, including Zaaiplaats to the southwest and some 400m deeper than the existing mine. The first phase of Moab Khotsong's business plan, excluding growth projects, sees the mine producing 3Moz of gold over the life of mine. The Zaaiplaats project provides an additional 5Moz (164t) and a life extension of some 15 years, as well as the potential to include additional blocks that rely on the new project infrastructure.

Study work on Project Zaaiplaats began in 2003 and was completed in 2006, following successful scoping and prefeasibility phases. The subsequent feasibility study was completed at the end of 2008 and showed competitive returns following several technical changes, such as flatter declines to be excavated by trackless machinery.

The intersection of geological structures in the current newer eastern portion of the mine, however, was more complex than originally understood, with a consequent impact on safety, the location of infrastructure and production and cost estimates. Accordingly, additional work was undertaken to gain a higher level of confidence in the geological structural setting.

As Moab itself has achieved a stable operating base, Project Zaaiplaats is set to get under way. The project will utilise a modified approach to pre-development in order to facilitate drilling platforms for gathering orebody and structural information, together with the possibility of earlier gold production given the anticipated drilling outcomes. This pre-development also retains the option to fundamentally change the orebody extraction approach by applying different technologies.

Review of operations – South Africa

Outlook for 2011

Production in 2011 is projected to range between 296,000oz to 310,000oz at a total cash cost of between $597/oz and $620/oz. Capital expenditure of R1,160m ($162m) is planned, with R667m ($94m) allocated for Ore Reserve development, R273m ($38m) as stay-in-business expenditure and R220m ($31m) for growth projects, comprising mainly Project Zaaiplaats, and the exploration drilling programme.

Sustainability

The labour relations climate at the mine was stable during the year, with unions actively consulted on matters affecting their members and wherever possible involved in strategic issues affecting the operation. National Union of Mineworkers' representatives hold monthly meetings with management while ad hoc engagements are expedited quickly to discuss issues of immediate concern.

Workforce transformation in line with South Africa's employment equity goals remains a strategic thrust for the mine and the company as a whole and will receive continued attention during 2011.

Safety

The mine achieved one million fatality free shifts in January 2010. Tragically, however, two fatalities were recorded in March and June, following incidents involving a fall-of-ground and horizontal transport.

The all injury frequency rate improved 32% year-on-year, to 19.72 per million hours worked (2009: 28.82).

An interpersonal communication strategy yielded improvements in personal safety during the second half of 2010, while an aggressive and rigorous audit protocol further improved safety in individual workplaces.

A safety workshop was held and three strategic safety pillars identified. Action plans to address these were devised with the related implementation dates being the focus of 2011. These pillars include:
- removing people from risk;
- planning work; and
- behaviour.

OHSAS 18001 and ISO 14001 accreditation were received during 2010 following external audits.

Community

As part of AngloGold Ashanti's policy of anticipating and responding quickly and efficiently to immediate community needs, Moab Khotsong has a management representative on the local area committee (LAC). This committee was established by the AngloGold Ashanti Fund to disburse charitable donations to communities neighbouring the company's operations. In addition to LAC funding, Moab Khotsong made donations during the year to:
- Stilfontein and Jouberton Anglican Church, specifically for the care of the elderly;
- Kanana soup kitchen;
- Bosasa Youth Development Centre;
- Hoërskool Schoonspruit, a local high school;
- SPCA;
- Triest Training Centre; and
- Youth Eagle Christian United Movement.

In order to improve the literacy of its workforce and those living in areas nearby, AngloGold Ashanti provides transport for students from neighbouring communities who undertake evening classes in adult basic education and training.

Environment

Moab Khotsong retained its ISO 14001 certification during the first advanced DQS audit conducted in July 2010. No reportable environmental incidents were recorded during the year.

Environmental projects

An Environmental Impact Assessment of the new chilled-water reservoir is in progress and is expected to be completed by the end of February 2011.

The clean and dirty water separation project was completed. This project aimed to reduce dirty water inflows into the dam and determine the ultimate volumes required for the second dam.

Vaal River and West Wits – Surface operations

Key statistics – Surface sources – Gold

Surface operations		2010	2009[1]	2008[1]
Pay limit	(oz/t)	0.010	0.007	0.007
	(g/t)	0.290	0.225	0.206
Recovered grade	(oz/t)	0.016	0.015	0.011
	(g/t)	0.54	0.53	0.36
Gold production	(000oz)	179	164	92
Total cash costs	($/oz)	485	341	440
Total production costs	($/oz)	516	355	469
Capital expenditure	($m)	3	3	1
Total number of employees [2]		374	234	234
Employees		374	228	227
Contractors		–	6	7
All injury frequency rate	(per million hours worked)	5.99	9.10	11.80

[1] For the 2009 and 2008 years, the West Wits surface operations were included in TauTona.
[2] The number of employees increased from 2009 to 2010 as the West Gold Plant was classified as a dedicated Surface Sources Plant and consequently all its employees were costed to Surface Sources.

Outlook for 2011		
Production – gold	(000oz)	155 – 162
– uranium	(Mlbs)	1.26
Total cash costs	($/oz)	625 – 648
Capital expenditure	($m)	7

Gold production (000oz)



Capital expenditure ($m)



Total cash cost ($/oz)



Total number of employees*



including contractors

Review of operations – South Africa

Key statistics – Surface sources – Uranium

Surface operations		2010	2009	2008
Pay limit	(lb/t)	**0.316**	0.362	0.331
	(g/t)	**0.143**	0.164	0.150
Recovered grade	(lb/t)	**0.622**	0.584	0.508
	(g/t)	**0.282**	0.265	0.231
Uranium production	(000lb)	**1,462**	1,442	1,283
Capital expenditure	($m)	**12**	5	6
Total number of employees		**213**	221	229
Employees		**185**	194	193
Contractors		**28**	27	36

Description

South Africa Metallurgy encompasses AngloGold Ashanti's portfolio of gold and uranium processing plants in South Africa, as well as its Surface Operations, which extract gold and uranium from tailings and rock dumps at surface. This operating unit also produces backfill essential for mining operations. The producing divisions include:

- **Vaal River Gold:** Kopanang Gold Plant, West Gold Plant, East Gold and Archive Plant and Vaal River Tailings;
- **Vaal River Uranium:** Noligwa Gold Plant, Mispah Plant, South Uranium Plant and Nufcor;
- **West Wits Metallurgy:** Mponeng Plant (including a backfill plant), Savuka Plant, West Wits Tailings; and
- **Vaal River and West Wits Chemical Laboratories.**

Operating performance

Gold production increased by 9% to 179,000oz, compared with 164,000oz in 2009.

Total cash costs increased by 42% to $485/oz, from $341/oz the previous year, due mainly to increased electricity tariffs, higher contractors costs and the stronger rand.

Uranium production increased 1% to 1.46Mlbs in 2010, compared with 1.44Mlbs in 2009. A 6% increase in grade, improved recovery and steady plant operations offset a 6% drop in tonnages treated from the previous year.

Sulphuric acid

Both the East and South Flotation Plants, as well as the East Acid Plant were shut during the year as a cheaper product was available from external suppliers.

The BPF component of Project ONE was successfully implemented at the Savuka and Mponeng Gold Plants, with partial implementation during 2010 at the Noligwa Gold Plant and South Uranium Plant. Implementation of BPF will take place at West Kopanang and East Gold Plants during 2011.

Other aspects of Project ONE, namely SP and the Safety Framework and Engagement Process, have been initiated and are scheduled for implementation during 2011 and 2012.

Growth prospects

South Africa Metallurgy's project pipeline:

Uranium is perceived as a growing opportunity within the South Africa region. The application of new technology has the potential to increase both the gold and uranium reserves.

Uranium Expansion Project:

An alternative strategy has been identified to increase uranium production, premised on improved utilisation of the uranium recovery process-plant stream. Processing of the highest-grade material will be prioritised and the process plants will be modified to remove throughput restrictions to increase capacity.

Higher utilisation will be realised by providing ore-surge capacity on surface and improving rail-network capacity to increase surface tramming tonnages. The surge storage will provide material for processing during weekends when no hoisting takes place from underground. Plant modifications will improve the processing efficiency of the Noligwa plant's thickening circuit and ore reception areas. A feasibility study has identified that an additional 3.2Mlbs of uranium can be produced over the life of mine of Kopanang. Capital investment has been estimated at $27m. Detailed design will commence in 2011, ramping up to full production from the second quarter of 2012.

New acid storage section at South Uranium Plant:

Construction of a new acid storage section at the South Uranium Plant is in progress to take advantage of low acid prices during periods of market surplus. Mechanical installation is nearing completion and the tanks will be commissioned in the first quarter of 2011.

Kopanang waste washing plant:

The objective of this project is to recover extra gold from the Kopanang waste rock and to eliminate fine dust from the waste rock dump, which imposes an environmental liability on the mine. Construction was completed in the second quarter of 2010.

Mponeng feeder upgrades:

The Langlaagte chutes on the mill-feed belts are to be replaced with Weba chutes. An installation on one of the mills showed reduced occurrence of chokes giving more consistent mill feed and improved mill throughput. Installation of the second chute was completed in the fourth quarter of 2010 and the third chute will be installed in 2011.

Outlook for 2011

Gold:

Gold production from surface sources during 2011 is estimated at between 155,000oz and 162,000oz. This is dependent on reef deliveries from underground operations which will determine the volume of marginal ore-dump material processed.

Total cash costs of between $625/oz and $648/oz are expected.

Uranium:

Uranium production in 2011 is estimated to be about 1.26Mlbs, based on planned deliveries from Great Noligwa, Moab Khotsong and Kopanang mines.

Sustainability

Initiatives to improve the relationship with organised labour, particularly in West Wits, have begun with a focus on capacity building and roll-out of the company's values.

Meeting employment equity targets remained key, with significant progress achieved during 2010. Historically disadvantaged South Africans accounted for 41.21% of all management roles, compared to 38.4% in 2009, while female representation across the workforce was 16.8% compared to 16% in 2009.

Review of operations – South Africa

Safety

South Africa Metallurgy achieved a remarkable 12 million fatality-free shifts during 2010. The all injury frequency rate improved from 9.10 per million hours worked in 2009 to 5.99 in 2010 and the total number of 'white flag days', signifying days on which no injury occurred, increased from 307 in 2009 to 326 in 2010. Eight plants achieved more than 100 consecutive 'white flag days'. OHSAS 18001 certification was maintained, ICMI compliance was re-certified and industry milestones for silica dust and noise were achieved.

Environment

As part of the phytoremediation programme, a total of 10ha was planted on the footprint of the East Pay Dam.

Various environmental projects were successfully implemented during the year, including:

- relining the No.2 Barren dam at South Uranium plant;
- construction of lined areas and bund walls at Noligwa Gold plant to manage clean and dirty water;
- construction of lined areas and bund walls at East Gold Acid Float (EGAF) plant to manage clean and dirty water;
- lining of the process water trench from EGAF plant to Central Spillage; and
- cleaning historical pyrite spills outside the Noligwa Gold plant.

ISO 14001 accreditation was successfully maintained during 2010.

A total of eight pre-closure sites were rehabilitated during the year. During the clean-up of the East Pay Dam footprint, 260,392t from the East Pay Dam, 2,101t from the site adjacent to EGAF and 3,522t from the black-reef area were loaded and transported to the screening plant for processing via the Archive mill. In addition, 29,126t of silt material was loaded and transported from the upper residence dam and 19,000t from the lower residence dam to the bunkers built on the old North Tailings Storage Facility.

A total of 51,408t of contaminated gold-bearing material was sold to a third party for processing.

An aggressive invader-plant eradication programme was undertaken in 2010. Independent consultants measured a significant reduction in the prevalence of the three invader plant species targeted.

There were 10 reportable environmental incidents, a marked decline from 2009 when there were 35 incidents. All of the 2010 incidents involved water dam overflows. Dam capacity has been increased and is in the process of being expanded further. Dam level alarms have also been installed to prevent recurrence. The programme to replace pipelines has borne fruit, with no incidents involving pipeline failures occurring during the year. The closure of the acid plant at the EGAF plant meant that there were also no reportable air emission incidents.

Bokkamp water management project:

Construction was undertaken of a storm water dam and pipeline system to eliminate the environmental impact of overflowing dams in the Vaal River area. The dam was completed during the third quarter of 2010 and is operational.

Plant demolition:

Demolition of redundant sections have been scheduled to reduce future environmental liability, with revenue from scrap sales to subsidise dismantling costs.

West Wits – Mponeng

Key statistics

Mponeng		2010	2009	2008
Pay limit	(oz/t)	**0.28**	0.25	0.22
	(g/t)	**9.14**	8.53	7.61
Recovered grade	(oz/t)	**0.276**	0.253	0.292
	(g/t)	**9.48**	8.66	10.02
Gold production	(000oz)	**532**	520	600
Total cash costs	($/oz)	**453**	329	249
Total production costs	($/oz)	**576**	399	323
Capital expenditure	($m)	**122**	109	86
Total number of employees		**5,778**	6,029	5,685
Employees		**5,732**	5,926	5,482
Contractors		**46**	103	203
All injury frequency rate	(per million hours worked)	**15.93**	14.31	14.29

Outlook for 2011		
Production	(000oz)	513 – 535
Total cash costs	($/oz)	486 – 504
Capital expenditure	($m)	210

Gold production (000oz)



Capital expenditure ($m)



Total cash cost ($/oz)



Total number of employees*



* including contractors

Review of operations – South Africa

Description

Mponeng is located between the towns of Carletonville and Fochville on the border between Gauteng and the North West Province, southwest of Johannesburg. The operation mines the Ventersdorp Contact Reef (VCR) at depths between 2,400m and 3,900m. A sequential-grid mining method is employed. Access to the reef is from the main haulage and return airway development, with cross-cuts developed every 212m to the reef horizon. Raises are then developed on-reef to the level above and the reef is stoped-out on strike.

The Mponeng lease area is constrained to the north by the TauTona and Savuka mines, to the east by Gold Fields Limited's Driefontein mine and to the west by Harmony Gold Mining Limited's Kusasalethu mine.

Mponeng comprises a twin-shaft system housing two vertical shafts and two service shafts. Ore is treated and smelted at the mine's gold plant which has a monthly capacity of 160,000t. The plant uses two semi-autogenous (SAG) mills to process ore and the gold is extracted by means of CIP technology.

Operating performance

Mponeng's gold production increased by 2% to 532,000oz in 2010, compared to 520,000oz in 2009. A 9% increase in grade contributed to the rise in production.

Total cash costs rose by 38% to $453/oz, due to the impact of the stronger currency, inflationary pressure on labour, power and stores and royalty payments which came into effect on 1 March 2010.

Capital expenditure for the year totalled R891m ($122m) and was primarily spent on the VCR Below 120 project R339m ($46m). In addition, capital of R330m ($45m) was spent on Ore Reserve development and R222m ($31m) on stay-in-business activities.

Growth prospects

Ventersdorp Contact Reef (VCR) Below 120 Project: Development is ahead of schedule and in line with the project plan. The estimated completion date is 2013 and full production is scheduled for 2016. The project is anticipated to recover 2Moz of gold at a cost of R2bn.

Carbon Leader Reef (CLR) Below 120 Project: A feasibility study currently under way indicates that this project, which targets the mining area from 120 to 141 levels of the Carbon Leader Reef horizon, has the potential to yield 11.3Moz of recovered gold. This project can be undertaken in a phased approach, accessing 123 and 126 levels first in order to bring gold forward. This initial phase could potentially recover 3.5Moz of gold. The feasibility study for this first phase will be completed in February 2012. Construction of the refrigeration infrastructure to enable an early start of the first phase will begin in the latter half of 2011. Feasibility studies for subsequent phases will be completed by December 2012.

Outlook for 2011

Production is forecast at between 513,000oz and 535,000oz at a total cash cost of between $486/oz and $504/oz.

Capital expenditure in 2011 is estimated at R1,493m ($210m), with R825m ($116m) designated for growth, including the VCR and CLR Below 120 projects and the balance for stay-in-business and Ore Reserve development activities.

Sustainability

Safety

Tragically, there were four fatalities at Mponeng during 2010. Two of the fatalities were of undetermined causes and are still pending classification upon completion of the DMR enquiry. The all injury frequency rate deteriorated to 15.93 per million hours worked from a rate of 14.31 in 2009.

The mine embarked on a number of safety initiatives in 2010. These included the introduction of detailed work packages in line with the implementation of BPF; the roll-out of the Safety Transformation programme; promotion of consecutive injury-free days; miner, artisan, team-leader and safety representative meetings; empowering of safety representatives and finally the application of the SANDLA safety system, which focuses on procedures, personal protective equipment and tools and equipment.

The Inspector of Mines issued Mponeng with 10 Section 54 directives during the year. Each directive resulted in Mponeng suspending operations fully or partially in order to comply with the inspector's recommendations on safety aspects. In each case, the suspension order was lifted following investigation and consultation between management, organised labour and the DMR.

Occupational health and safety assessments for OHSAS 18001 first and second advance assessments were conducted in January and July 2010, with Mponeng retaining accreditation on both occasions.

Health

During 2010, some 111 new cases of occupational tuberculosis (TB) were diagnosed at Mponeng, at an annual incidence of 2%. By year-end, 58 employees were still receiving daily treatment for TB. In addition, 852 Mponeng employees were seen at the Wellness Clinic in the six-month period to December 2010, representing approximately 19% of the group 3-8 workforce. A total of 512 employees had received anti-retroviral therapy by the end of the year.

Training

Key successes of AngloGold Ashanti's adult basic education and training (ABET) initiative at Mponeng included:
- Co-ordinating and hosting International Literacy Day with partners including the Mining Qualification Authority, the National Union of Mineworkers and other mining companies in the region. The event included more than 3,000 ABET learners, staff, representatives from the Department of Labour and other stakeholders;
- Providing learners with the opportunity to study for the national diploma (N1 and N2) courses at Wescol College; and
- Planning a library and resource centre for both AngloGold Ashanti's ABET learners and members of the general community. This library will be an electronic learning centre.

Skills training opportunities were provided to employees and the community. Training opportunities exist in boiler-making, wiring, plumbing, carpentry, welding and computer training. Fifty-nine employees and 52 community members participated during the year.

Community

Mponeng's 'We Care Committee', has formed partnerships in the host communities of Kokosi, Greenspark and Fochville, and is making a concerted effort to understand their environment, traditions and values.

Projects undertaken during 2010 included:
- Winnie the Pooh Nursery School, Greenspark: shelter for the school's sandpit, provision of storage space, new tables, chairs and mattresses, a sustainable vegetable garden to feed children and sell surplus produce to the community to supplement funds;
- Old age centre, Greenspark: construction of shaded areas and provision of food parcels;
- Nursery School, Kokosi: provision of coats for school children during the winter months;
- Fochville Service centre: provision of food parcels;
- Welfare, Fochville: hosting a Christmas party and presents; and
- Fochville and Losberg Primary Schools, Fochville: provision of stationery for learners and other outreach projects.

Environment

In order to prevent the mine from impacting surface and ground water, a number of risk assessments and environmental investigations were conducted during the year. Most of these studies have been completed and the planning and execution of mitigation projects are under way. These include:
- Hydrological and waste assessments – the purchasing and installation of flumes and flow meters in the east and west trenches to measure clean storm water discharge;
- Completion of a legal compliance audit and a polychlorinated biphenyls (PCB) assessment. (PCBs are a group of synthetic oil-like chemicals of the organochlorine family which have been shown to possess carcinogenic properties and damage reproductive, neurological and immune systems of wildlife and humans);
- Coating and sealing of concrete-lined washing bays and waste transferring stations;
- Collection and disposal of asbestos waste;
- Eradication of alien and invader vegetation;
- Purchasing of high pressure cleaners; and
- Sampling and analysis of water discharge to demonstrate continual improvement in monitoring and managing process water.

An ISO 14001 first advancement assessment audit was conducted at Mponeng in August 2010, with the mine retaining its accreditation.

No reportable environmental incidents were recorded during the year.

Review of operations – South Africa

West Wits – Savuka

Key statistics

Savuka		2010	2009	2008
Pay limit	(oz/t)	0.56	0.78	0.43
	(g/t)	17.86	26.74	14.91
Recovered grade	(oz/t)	0.155	0.159	0.183
	(g/t)	5.30	5.45	6.28
Gold production	(000oz)	22	30	66
Total cash costs	($/oz)	1,100	1,115	411
Total production costs	($/oz)	1,387	1,387	518
Capital expenditure	($m)	9	13	11
Total number of employees		981	1,054	1,224
Employees		952	1,019	1,179
Contractors		29	35	45
All injury frequency rate	(per million hours worked)	7.69	13.23	19.82

Outlook for 2011			
Production	(000oz)		24 – 25
Total cash costs	($/oz)		1,098 – 1,139
Capital expenditure	($m)		3

Gold production (000oz)



Capital expenditure ($m)



Total cash cost (\$/oz)



08	411
09	1,115
10	1,100

Total number of employees*



08	1,224
09	1,054
10	981

* including contractors

Description

Savuka is situated on the West Wits line in the province of Gauteng, approximately 70km southwest of Johannesburg. Savuka is close to the town of Carletonville. The Carbon Leader Reef (CLR) is mined at depths varying between 3,137m and 3,457m below surface and the Ventersdorp Contact Reef (VCR) at a depth of 1,808m below surface.

The Savuka lease area is constrained to the north and north-west by DRDGOLD Limited's Blyvooruitzicht Mine, to the east by TauTona, to the west by Harmony's Kusasalethu mine, and to the south by Mponeng.

Operating performance

Savuka produced 22,000oz of gold during 2010, compared with 30,000oz the previous year. Total cash costs decreased by 1% to \$1,100/oz, from \$1,115/oz in 2009, due primarily to insurance recoveries.

Savuka's operations continued to bear the impact of the seismic event that occurred in May 2009 as rehabilitation work continued during 2010. This resulted in production taking place in the VCR upper level in the first half of the year due to limited access to the CLR. In the interests of capital efficiency, a decision was made in late 2010 to place the mine on care and maintenance and to access its Ore Reserves from the larger, neighbouring Mponeng operation in future.

An insurance claim, covering normal business interruption and material damage was lodged. The payments received and credited to working costs, were R85m (\$11m) in June and R37m (\$5m) in September.

Capital expenditure declined to R69m (\$9m) in 2010, and was spent on sustaining infrastructure. All Ore Reserve development was halted as the mine prepared for transition to care and maintenance.

Outlook for 2011

Several strategic options are currently being considered for Savuka. These options vary from placing the operation on care and maintenance to a continuation of mining activities.

It is anticipated that a formal decision on the future of Savuka will be made by the end of March 2011.

Sustainability

Safety

The all injury frequency rate improved from 13.23 in 2009 to 7.69 per million hours worked in 2010. There were no fatalities during 2010.

Savuka also retained its OHSAS 18001 certification following an audit that was conducted during the course of the year.

The mine continued implementation of the parallel safety initiatives initiated in 2008, including Goldsafe days; the promotion of team-based processes, mass open-air

Review of operations – South Africa

meetings and monthly miner, artisan, team leader and safety representative meetings.

Savuka also participated in AngloGold Ashanti's successful roll-out of the 'It's OK to stop' campaign. In addition, various internal safety audits were conducted to enable management to address and mitigate the risks identified in the process. The AuRisk system was implemented to address risks at the mine.

Community

Savuka's community programme is managed in tandem with that of the TauTona mine. (See TauTona community initiatives on page 81).

Environment

An ISO 14001 first advance assessment audit was conducted at Savuka in September 2010, with the operation retaining its accreditation.

The environmental closure plan has been assessed. Pumping will be dealt with through Mponeng and TauTona. Environment-related projects for TauTona/Savuka include the establishment of a centralised oil store and the construction of a storm-water channel at the internal mine store yard.

No reportable environmental incidents were recorded during the year.

West Wits – TauTona

Key statistics

TauTona		2010	2009[1]	2008[1]
Pay limit	(oz/t)	0.60	0.74	0.44
	(g/t)	19.27	25.33	15.05
Recovered grade*	(oz/t)	0.204	0.213	0.253
	(g/t)	7.01	7.29	8.66
Gold production	(000oz)	259	218	314
Total cash costs	($/oz)	700	559	374
Total production costs	($/oz)	980	797	509
Capital expenditure	($m)	75	57	60
Total number of employees		4,609	4,293	4,623
Employees		4,137	3,842	3,849
Contractors		472	451	774
All injury frequency rate	(per million hours worked)	19.03	15.84	19.00

* Underground operation.
[1] The 2009 and 2008 years include the results of the West Wits Surface operations.

Outlook for 2011		
Production	(000oz)	259 – 270
Total cash costs	($/oz)	718 – 745
Capital expenditure	($m)	82

Gold production (000oz)



08	314
09	218
10	259

Capital expenditure ($m)



08	60
09	57
10	75

Total cash cost ($/oz)



08	374
09	559
10	700

Total number of employees*



08	4,623
09	4,293
10	4,609

* including contractors

Description

TauTona lies on the West Wits Line, just south of Carletonville in Gauteng and about 70km southwest of Johannesburg. Mining at TauTona takes place at depths of 1,850m to 3,450m. The mine has a three-shaft system, supported by secondary and tertiary shafts and is in the process of converting from longwall mining to scattered-grid mining. This change in mining method was necessitated by the increased incidence of complex geology and the unsuitability of the current method for mining through the Pretorius fault. The change will also lead to improved safety.

TauTona shares a processing plant with Savuka. The facility currently has a monthly capacity of 180,000t and uses conventional milling to crush the ore and a CIP plant to treat it. Once the carbon has been removed from the ore, it is transported to the gold plant at Mponeng for elution electro-winning, smelting and the final recovery of the gold.

Operating performance

Production at TauTona rose 19% to 259,000oz during 2010, compared with 218,000oz the previous year. Cash costs rose 25% to $700/oz, from $559/oz in 2009, due mainly to inflationary pressure on the cost of labour, power and stores, royalty payments which came into effect on 1 March 2010 and a stronger currency.

Capital expenditure totalled R545m ($75m), which included R162m ($22m) in stay-in-business expenditure and R371m ($51m) on Ore Reserve development. Additional expenditure was required for the steelwork to complete shaft rehabilitation.

Review of operations – South Africa

The improvement in production was due largely to the successful resumption of mining in January 2010 following closure of the shaft in October 2009. The positive production performance was, however, affected by a Section 54 stoppage imposed on all tramming activities during September by the Department of Mineral Resources.

Project ONE was officially launched on 26 October 2010. A project support team was established and trained. Site configuration and employee training have commenced with full implementation scheduled for the end of September 2011.

Growth projects

CLR Below 120 project: The original project scope was to develop a twin-shaft system – one for men and material and the other a rock decline – to access and mine below the 120 level. Initial production targets were around 46.3t or 1.5Moz of recovered gold, including 42.9t or 1.4Moz directly from the project and the balance from tailings, which would contribute significantly to TauTona's gold production. Following a major seismic event which closed off one of the two access routes, the project was reviewed and impaired in January 2009. A decision was made to limit the scope of the project to the development of the rock decline to 123 level. As a result of unfavourable geological drilling results and a significant increase in the latest cost estimate, the project has been suspended. The project area may be accessed at a later date from Mponeng.

CLR Shaft Pillar Extraction Project: The project was designed to enable stoping operations to be conducted up to an infrastructural zone of influence. However, given the safety and fall-of-ground risks, a decision was made to halt mining of this pillar. Only 65% (434,000oz) of the targeted production was achieved from this project. Capital expenditure on the project was R281m ($34m).

VCR Pillar Project: The aim of this project is to provide the necessary infrastructure to access the VCR pillar area. Production began in 2005 and development was scheduled to have been completed in 2010. Total production was estimated at almost 200,000oz in all at a capital cost of R123m ($14m), most of which has been spent. Following a seismic event in the shaft and after further modelling done by the Rock Mechanics Department, it was decided to stop mining the VCR pillar. As at December 2010, 141,000oz had been produced from this project.

Outlook for 2011

Production in 2011 is projected to be between 259,000oz and 270,000oz. The higher production output relates to an overall increase in yield to an average 7.6g/t. Total cash costs of between $718/oz and $745/oz are forecast.

Capital expenditure totalling R586m ($82m) is planned for 2011 and will be spent mostly on Ore Reserve development and stay-in-business projects.

Sustainability

Safety

Tragically, two fatalities occurred at TauTona during 2010 resulting from accidents related to winches and horizontal transport. The all injury frequency rate per million hours worked deteriorated from 15.84 in 2009 to 19.03 per million hours worked in 2010.

TauTona retained its OHSAS 18001 certification following an audit conducted during the second quarter of 2010 as the mine implemented the behaviour based safety observations programme to audit the behaviour of the mine's workforce and adopted the MOSH system to further enhance the mine's safety performance. Shaft infrastructure upgrades continued into 2010 following an incident in the fourth quarter of 2009,

when a length of penthouse steel fell down the sub-shaft, damaging infrastructure and prompting the suspension of operations while a full inspection was undertaken.

Mining through complex geology, including the Pretorius fault zone, represented one of the chief safety challenges during the year. TauTona continued with the implementation of parallel safety initiatives which begun in 2008, including, the ongoing roll-out of the 'It is OK to Stop' principle to all employees, the White Flag drive and the Laduma for Safety and wellness days. The monitoring of emergency escape routes was improved.

On 2 October 2010, TauTona achieved two years without a fall-of-ground fatality, demonstrating the significant progress made in mitigating one of the most important risks related to deep-level, underground mining. The AuRisk system was implemented to address risk at the mine.

Community

TauTona plays an active role in supporting various community projects in the Merofong district. AngloGold Ashanti made donations to local organisations during the year, including:
- Carletonville Home Based Centre;
- Avondgloor Old Age Home;
- Suid-Afrikaanse Vroue Federasie (SAVF); and
- Timber Twig Pre-Primary School.

Environment

An ISO 14001 first advancement assessment audit was conducted at TauTona in September 2010, with the operation retaining its accreditation.

Additional projects undertaken during the year to minimise the operation's environmental impacts included:
- Upgrading of the waste separation area to improve waste handling and storage, thereby improving recycling capacity;

- The cleanup and removal of steel and redundant equipment which formed part of the backfill testing plant, in order to reduce the size of the mine's footprint; and
- Relocation of the internal mine store and equipment from the ESKOM servitude, bringing TauTona in line with safety and legal requirements on power cabling running through the mine area.

Additional focus areas with regard to environmental aspects included:
- Minimising refrigeration gasses (R134a and R11) that are used in the refrigeration plants as refrigerant to supply cooling power to underground workings;
- Management of hazardous material and waste, specifically hydrocarbons, chemicals and flourescent tube light bulbs;
- The management of clean and dirty water at TauTona; and
- Water and electricity usage.

No reportable environmental incidents were recorded during the year.

Challenges in

Africa

being met

head on



Mali
Morila
Sadiola
Yatela

Ghana
Obuasi
Iduapriem

Tanzania
Geita

Guinea
Siguiri

Namibia
Navachab

Richard Duffy, Executive Vice President –
Continental Africa, discusses AngloGold
Ashanti's operations in the region

Podcast available at www.aga-reports.com/10/podcasts.htm

AngloGold Ashanti has eight mining operations in its Continental Africa region:

- Iduapriem and Obuasi in Ghana;
- Siguiri in Guinea;
- Morila, Sadiola and Yatela in Mali;
- Navachab in Namibia; and
- Geita in Tanzania.

Combined production from these operations declined by 6% to 1.49Moz of gold in 2010, equivalent to 33% of group production. Total cash costs increased by 17% to $712/oz. In all, they employed 15,761 people, including contractors, 494 more than in 2009. Total attributable capital expenditure for the region was $234m, an increase of 18% on the $198m spent in 2009. The bulk of this was spent at the Obuasi and Geita operations.

The Mineral Resource of the mining operations in Continental Africa, attributable to AngloGold Ashanti, totalled 60.99Moz at year-end, including an attributable Ore Reserve of 22.46Moz.

AngloGold Ashanti also conducts an active greenfield exploration programme, principally in the Democratic Republic of the Congo (DRC), focused on the Mongbwalu concession and the Kibali joint venture with Randgold Resources and the DRC government. This is in addition to brownfield exploration being conducted in and around its existing operations. For further information on the group's exploration programme in Continental Africa, see the Global exploration section of this report.

Contribution to Continental Africa production
– by operation



■ Geita	23.9%
■ Obuasi	21.3%
■ Siguiri	18.3%
■ Iduapriem	12.4%
■ Sadiola	7.9%
■ Morila	6.4%
■ Navachab	5.8%
■ Yatela	4.0%

Attributable gold production (000oz)



08   1,631
09   1,585
10   1,492

1,492 000oz

Total cash cost ($/oz)



08   543
09   608
10   712

$712 /oz

Attributable capital expenditure ($m)



08   262
09   198
10   234

$234 m

Total number of employees*



08   15,644
09   15,267
10   15,761

including contractors

15,761 people

Review of operations – Continental Africa

Ghana – Iduapriem

Key statistics

Iduapriem		2010	2009	2008
Pay limits	(oz/t)	**0.04**	0.04	0.04
	(g/t)	**1.47**	1.45	1.43
Recovered grade	(oz/t)	**0.050**	0.050	0.051
	(g/t)	**1.70**	1.72	1.76
Gold production	(000oz)	**185**	190	200
Total cash costs	($/oz)	**666**	516	525
Total production costs	($/oz)	**868**	579	611
Capital expenditure	($m)	**17**	28	54
Total number of employees		**1,483**	1,447	1,780
Employees		**729**	727	732
Contractors		**754**	720	1,048
All injury frequency rate	(per million hours worked)	**9.73**	12.26	13.95

Outlook for 2011		
Production	(000oz)	188 – 199
Total cash costs	($/oz)	773 – 802
Capital expenditure	($m)	51

Gold production (000oz)



Capital expenditure ($m)



Total cash cost ($/oz)



Total number of employees*



* including contractors

Description

Iduapriem, wholly owned by AngloGold Ashanti since September 2007, comprises the Iduapriem and Teberebie properties on a 110km² concession. The mine is situated in the western region of Ghana, some 70km north of the coastal city of Takoradi and 10km southwest of Tarkwa.

Iduapriem is an open-pit mine and its processing facilities include a CIP plant.

Operating performance

Gold production declined by 3% to 185,000oz in 2010. The decline in production was mainly due to a stoppage from 11 February to 20 April to improve and increase the capacity of the site's tailings storage facilities (TSF). However, a significant portion of production lost due to the stoppage was recovered by re-planning mining operations and achieving designed plant throughput.

Total cash costs increased by 29% from the previous year to $666/oz, due primarily to higher fuel and power prices as well as increased employee and maintenance related costs.

The launch of Project ONE in August 2010 has improved overall mill throughput, which reached a record of 423,000t in December 2010, in line with the upgraded plant design specification.

Capital expenditure for the year was $17m, including $9m for the new TSF, $5m for the water treatment plant upgrade and $3m for other stay-in-business capital. Owing to the operational stoppage between February and April 2010 and based on a review of capital spend, the initial amount of $31m budgeted for the Ajopa project and other projects was deferred.

Growth prospects

While the mine has limited growth prospects on surface, the higher gold price led to renewed interest in evaluating the considerable low-grade Mineral Resources in the Tarkwaian conglomerates that extend below the economic limits of the existing pits. Work is planned in 2011 to determine if there is an economic resource sufficient to support underground mining.

In addition, the Ajopa project, which was anticipated to start in 2010, is to be developed over the next two to three years. Ajopa contains an estimated Ore Reserve of 5.2Mt at a grade of 1.83g/t, equivalent to around 341,000oz of gold. This project is expected to yield approximately 324,000oz over 24 months. The change in projected Ajopa ounces is due to change in planning parameters leading to increased volume to be mined.

Outlook for 2011

Gold production at Iduapriem in 2011 is expected to increase between 188,000oz and 199,000oz. Total cash costs are estimated to range between $773/oz and $802/oz.

Capital expenditure of $51m is planned primarily for the completion of the greenfield TSF $42m, stay-in-business projects $7m and other projects $2m.

Sustainability

Safety

The all injury frequency rate of 9.73 per million hours worked improved from 12.26 reported in 2009.

Reducing the number of safety-related incidents remains a key focus for management, with a number of interventions already in place. These include hazard identification and risk assessment; incident reporting and investigation; employee engagement and communication; contractor safety management; and more visible leadership inspections by management.

Iduapriem maintained its OHSAS 18001 certification.

Environmental

Permitting issues had a significant impact on operations in 2010, following a shut-down while Block 2 and TSF 3 were closed and the interim TSF built with permission from the Ghana Environmental Protection Agency. In the meantime, construction of a TSF to cater for life of mine tailings deposition is in progress. It is anticipated that tailings deposition in the new facility will start in the first half of 2011.

In addition to this shut-down, four reportable environmental incidents, all related to pipeline failures, took place in 2010.

Review of operations – Continental Africa

The online Sustainability Report 2010: Supplementary Information provides details of these incidents and the corrective action taken.

In 2009, the mine applied for temporary withdrawal from the certification to the cyanide code due to the non-compliance of its existing cyanide mixing and storage facility. Construction of the new cyanide storage facility is in progress and a new application will be made to the International Cyanide Management Institute (ICMI) during 2011. During 2010, the original water treatment plant installed in 2009 was upgraded. This work was undertaken to ensure full treatment of contaminants in process water in order to achieve the discharge standard for release of excess water from the operations.

Iduapriem achieved its ISO 14001 certification following a surveillance audit completed in November 2010.

Community

Iduapriem's alternative livelihood programme continued in 2010, with strong support from the communities, local chiefs and local authorities. The programme includes crop, fish and palm farming and processing. In addition, a mushroom farming project is being piloted as part of a broader economic development strategy. Women from local communities will operate the mushroom farms as stand-alone businesses, selling and marketing their produce in and around the Tarkwa region.

Key outstanding issues from previous years, in particular cracks in houses in Teberebie village, were addressed in 2010. Work is still in progress to finalise land-for-land compensation. This would improve an already strong relationship with the mine's surrounding communities.

Ghana – Obuasi

Key statistics

Obuasi		2010	2009	2008
Pay limits*	(oz/t)	0.19	0.21	0.29
	(g/t)	6.60	7.26	9.35
Recovered grade*	(oz/t)	0.150	0.151	0.127
	(g/t)	5.16	5.18	4.37
Gold production	(000oz)	317	381	357
Total cash costs	($/oz)	744	630	633
Total production costs	($/oz)	945	796	834
Capital expenditure	($m)	109	94	112
Total number of employees		5,722	5,759	5,722
Employees		4,225	4,408	4,259
Contractors		1,497	1,351	1,463
All injury frequency rate	(per million hours worked)	2.86	4.73	6.36

* Underground operation

Outlook for 2011		
Production	(000oz)	302 – 312
Total cash costs	($/oz)	790 – 820
Capital expenditure	($m)	125

Gold production (000oz)



Year	Value
08	357
09	381
10	317

Total cash cost ($/oz)



Year	Value
08	633
09	630
10	744

Capital expenditure ($m)



Year	Value
08	112
09	94
10	109

Total number of employees*



Year	Value
08	5,722
09	5,759
10	5,722

including contractors

Description

Obuasi is located in the Ashanti Region of southern Ghana, approximately 60km south of Kumasi. It is primarily an underground mine operating at depths of up to 1.5km, though some surface mining in the form of open pit and tailings reclamation occurs. Two treatment plants processed ore this year: the South Treatment Plant, which is a Float-BIOX-CIL plant for treating hard rock sulphides and tailings; and a tailings treatment plant using CIL to treat only tailings. The tailings treatment plant was shut down in October. Tailings will be treated through the South Treatment Plant to increase gold recovery.

Operating performance

Gold production decreased by 17% to 317,000oz in 2010. The reduced gold production was mainly attributable to underground tonnages declining by 8% as a result of reduced flexibility in developed Ore Reserves. Total development metres were 19% lower, due largely to the poorer-than-expected performance of the contractor.

The South Treatment Plant was stopped twice during 2010 – for five days in March and 12 days in October, due to excess water on the TSF at Sansu. The tailings treatment plant was then shut down permanently in October as capacity on the Pompora tailings dam had been exhausted.

The mine also suffered blocked and collapsed ore passes and delays in ore-pass relocation. In order to increase the overall efficiency of the operation in the long term, the number of mining areas at Obuasi was consolidated from 13 to nine as planned. Changes to the mining method included elimination of certain waste footwall drives used for access, definition drilling in all newly designed narrow reef stopes and an increase in stope length to 150m. The transverse open stoping mining method will be applied to widen sections of the reef.

AngloGold Ashanti has appointed a high-level, multi-disciplinary taskforce to address the operating problems at Obuasi. This team, comprising senior management, will analyse the recent underperformance and design a turnaround plan that will touch all aspects of the operation, from mining and processing to a holistic approach in addressing legacy sustainability issues resulting from a century of mining. Peter Anderton, a seasoned engineer with several years experience, will lead the rapid turnaround effort; Toby Bradbury will lead the sustainability effort; and Keith Faulkner, the former AngloGold Ashanti (Ghana) managing director, will oversee the planning of Obuasi's long-term future. This team will report its findings to the board and table a detailed plan for Obuasi's sustained turnaround.

Total cash costs increased by 18% to $744/oz from $630/oz in 2009. The increase was mainly attributable to the decline in production, an increase in the power tariff and the once-off settlement of historical worker claims. These negative factors were partially offset by a reduction in the cost of consumables, which were sourced via a focused procurement strategy.

The Sulphide Treatment Plant metallurgical recovery rate was 86% against the target of 82% set during 2009.

Capital expenditure amounted to $109m for the year. Of this $11m was spent on projects; $36m on Ore Reserve development, and $62m on stay-in-business activities.

Growth prospects

Ore production from underground activity is planned at 1.82Mt in 2011, compared to 1.85Mt achieved in 2010.

Obuasi has a Mineral Resource base of approximately 30Moz. Within the task force structure implemented to manage the mine, one of the three elements is to identify

Review of operations – Continental Africa

the level and methods of production best suited to exploiting the deposit at Obuasi, given advances made in modern mining technology.

Development at Obuasi Deeps on level 50 for both the Kwesi Mensah Shaft and Brown Sub-Vertical Shaft, as well as exploration drilling on the level 50 platform, were suspended because of flooding in July 2009. Development was restarted in the fourth quarter of 2010 and exploration drilling is planned from the first quarter of 2011.

Outlook for 2011

Production at Obuasi in 2011 is projected to be between 302,000oz and 312,000oz, at an estimated total cash cost ranging from $790/oz to $820/oz as the taskforce undertakes planning for the mine's future.

Planned capital expenditure is expected to be approximately $125m, with $10m allocated to projects, $80m to stay-in business activities and $35m to Ore Reserve development.

Sustainability

Safety

The safety performance at Obuasi improved significantly compared to 2009 with an all injury frequency rate of 2.86 per million hours worked recorded in 2010 compared with 4.73 per million hours worked in 2009. There were no fatalities during the year.

The safety strategy drawn up in 2009 and implemented in 2010 contributed significantly to this performance. It focused on four interlinked goals: processes that assign accountability and drive performance; effective employee dialogue and engagement; improving health and safety systems and establishing a health and safety support function that suits the operation's needs.

Community

The implementation of the recommendations of the 2009 Social Study report on Obuasi communities continues to receive attention.

The mine site continued to engage with surrounding communities including the Artisanal Miners Association. There was an increase in the number of communities covered under the stakeholder engagement plan from 48 in 2009 to 58 in 2010.

On legacy issues, farms impacted by mining activities have been assessed and some compensation paid. Grievances have been

investigated and documented, and proactive engagement through regular meetings with communities has been instituted.

Regarding economic development, three projects are being piloted at Obuasi to create employment opportunities for the communities, namely a piggery, aqua culture and a garment factory.

AngloGold Ashanti's staffing needs in the community and social development spheres have been expanded and training is being provided to environment and community staff. Implementation of management standards to prevent or avoid the creation of additional legacy issues has commenced.

The occasional chemical treatment of process water for discharge in positive water balance situations to streams and rivers has been curtailed and rehabilitation of mined-out pits has commenced at Adubriem and Sansu. The road to Sansu village is being resurfaced by the company.

The mine continued to fund and operate its Malaria Control Programme, which has successfully reduced the incidence of malaria in the community, of more than 250,000 people, by more than 75%. The programme is a world benchmark and has been selected by the United Nation's Global Fund with AngloGold Ashanti as the principal recipient to expand the Obuasi model to 40 districts around Ghana. Funding of $130m will be provided over five years at which time the Obuasi programme will be included in the Global Fund programme. The programme awaits government tax exemption on the Global Fund donor funds, which should be forthcoming in 2011.

In addition, Obuasi continues its support of the municipality on waste and hygiene management, education, HIV/Aids awareness and treatment.

Environment

Six reportable environmental incidents, two of which were related to tailings management, took place in 2010. Details of the incidents and the corrective action taken are available in the online Sustainability Report 2010: Supplementary Information.

A tailings retreatment project is under way to retreat tailings in the facilities at the northern end of the mine and simultaneously address stability and drainage issues as part of Obuasi's mine closure obligations.

Construction of two process water treatment plants to mitigate the positive water balances to the north and south of the mine is scheduled for completion by the second quarter of 2011.

Permitting processes are also under way ahead of the construction of a return water dam to be commissioned by 2012, to enhance the stability of the south tailings storage facility.

The mine underwent its ISO 14001 surveillance audit in November after successfully completing a certification audit in December 2009.

Guinea – Siguiri

Key statistics

Siguiri			2010	2009	2008
Pay limit		(oz/t)	0.02	0.02	0.03
		(g/t)	0.66	0.71	0.93
Recovered grade		(oz/t)	0.028	0.032	0.035
		(g/t)	0.97	1.11	1.20
Gold production	– 100%	(000oz)	321	372	392
	– 85%		273	316	333
Total cash costs		($/oz)	643	519	466
Total production costs		($/oz)	701	595	542
Capital expenditure	– 100%	($m)	12	26	22
	– 85%		10	22	18
Total number of employees			3,170	2,973	2,933
Employees			1,531	1,492	1,489
Contractors			1,639	1,481	1,444
All injury frequency rate		(per million hours worked)	6.15	5.54	9.42

Outlook for 2011 (attributable)			
Production	(000oz)		270 – 281
Total cash costs	($/oz)		693 – 719
Capital expenditure	($m)		30

Attributable gold production (000oz)



08	333
09	316
10	273

Attributable capital expenditure ($m)



08	18
09	22
10	10

Total cash cost ($/oz)



08	466
09	519
10	643

Total number of employees*



08	2,933
09	2,973
10	3,170

including contractors

Review of operations – Continental Africa

Description

AngloGold Ashanti has an 85% interest in Siguiri and the government of Guinea owns the balance. Siguiri is a multiple open-pit, oxide gold mine situated in the Siguiri district in northeast of the Republic of Guinea, about 850km northeast of the capital, Conakry. Siguiri's open pits are operated by mining contractors using conventional techniques. Mineralisation at Siguiri is hosted within the Birimian System. The plant processes at a rate of about 30,000t of ore a day.

Operating performance

Attributable gold production declined by 14% to 273,000oz, due mainly to the mining of lower grade ore. The decline in grade was a result of lower overall grades mined in the Sintroko and Tubani pits. Production was also affected by lower drawdown rates, which affected geotechnical stability and caused the failure of the main ramp of Sintroko pushback 1. This delayed mining operations in the affected area from August to November.

The mine implemented the BPF component of the Project ONE business improvement initiative during 2010. It is anticipated that plant efficiencies will improve as a result of increased throughput as new initiatives are introduced.

Total cash costs increased by 24% to $643/oz, from $519/oz in 2009, due to higher fuel prices and costs related to labour and mining contractors.

Capital expenditure totalled $12m ($10m attributable) with $6m spent on brownfield exploration and $6m on stay-in-business projects.

Growth prospects

Scoping studies are being undertaken on the mining optimisations and expanded metallurgical processing capability of the mine. These studies are expected to:

- provide direction for the short- and long-term development of the mine;
- address the 30Mt a year treatment of saprolite ore from areas to the northwest and southeast of the current pits, as well as the overlying cap rock in those areas and the transitional and hard oxide deposits below the existing pits; and
- conduct mining scenarios to provide cut-off grades that will feed into blue sky exploration drilling programmes.

Successful completion of the studies will provide direction on the expected increase in throughput over the life of mine.

Current Proved and Probable oxide Ore Reserves at Siguiri are around 2Moz of gold at 1.28g/t from the operation's pits and 1.77 Moz at 0.55g/t from stockpiles and spent heaps. This is sufficient to feed the plant at a rate of 10.2Mt a year for three to four years. Studies are planned for 2011 to determine options available to improve plant throughput.

There remains potential for additional sulphide and low-grade oxide Mineral Resources in the regional gold belt, which remains very prospective and under explored. Support for this view is based on gold showings in surface geochemistry and on interpretations based on geophysical and geological understanding. Fast-tracking of drilling is required to upgrade 'blue sky' estimates into Proved and Probable Ore Reserves.

Outlook for 2011

Attributable gold production for 2011 is projected at between 270,000oz and 281,000oz at a total cash cost of between $693/oz and $719/oz.

Capital expenditure of $36m (attributable $30m) is scheduled for 2011, comprising project capital of $12m, $21m of stay-in-business capital and $3m for exploration.

Sustainability

Safety

Siguiri had one fatality in January 2010 when a collision occurred between two trucks. Management implemented an action plan whereby contractors are closely managed and monitored with regards to safety. The all injury frequency rate for the year was 6.15 per million hours worked (2009: 5.54).

Management identified the need to entrench the view that safety remains more important than production goals. To achieve this, improvements are to be made to enforce basic safety rules and standards in contractor management, management visibility at the workplace, and operator training and awareness.

Preparations for continuous occupational hygiene measurement have been completed and this will be fully operational from January 2011.

The mine maintained its OHSAS 18001 certification.

Community

Siguiri continued its engagement with stakeholders to assure adoption of strategies to achieve common goals. An annual forum was initiated and held to solicit recommendations from interested stakeholders with a view to strengthening relationships with these groups. Long- and short-term community infrastructure projects were undertaken, including:
- health post (Kourouda);
- Great Mosque of Kintinian;
- Arabic school of Kintinian;
- upgrading of rural roads within and between villages;
- water drainage systems;
- water boreholes; and
- renovation of Siguiri Central police station and the airport.

The second round of the year's malaria control initiative for the mine village and six major surrounding communities progressed steadily and was identified as the main reason for the reduction in malaria-related illnesses reported at the new medical centre. The challenge for the malaria control programme is how to attend to the larger community in the town of Siguiri, where about 70% of mine employees currently reside. It appears that the Global Fund is in the process of funding malaria projects in Guinea's mining industry.

Environment

Three reportable environmental incidents occurred during the year, all involving tailings spillages. High density polyethylene pipelines are being replaced by steel pipes on an ongoing basis. The frequency of pipeline inspections has been increased in order to minimise the volume of material spilled should a leak occur. One incident was as a result of sabotage by community members. Community engagement including local and regional authorities was stepped up to prevent a recurrence.

Dust control on haul and access roads and at the ROM1 stockpile was satisfactory, but remains a challenge in the dry months. The operations relied heavily on recirculation of process water and extracted less than a third of its annual water allocation from Tinkinsso River.

The land management programme was well executed during the year, with no land-use conflicts with neighbouring communities.

Mine closure planning remained high on the agenda, resulting in a closure gap analysis being carried out and measures put in place to close the identified shortfalls.

Siguiri was certified to be in full compliance with the International Cyanide Management Code in March 2010. Certification is valid for three years. A successful ISO 14001 surveillance audit was conducted during the year.

Review of operations – Continental Africa

Mali – Morila

Key statistics

Morila				2010	2009	2008
Pay limit			(oz/t)	0.02	0.04	0.06
			(g/t)	0.67	1.21	2.17
Recovered grade*			(oz/t)	0.050	0.072	0.090
			(g/t)	1.70	2.47	3.08
Gold production	– 100%		(000oz)	238	342	425
	– 40%			95	137	170
Total cash costs			($/oz)	715	527	419
Total production costs			($/oz)	766	583	495
Capital expenditure	– 100%		($m)	3	10	3
	– 40%			1	4	1
Total number of employees	– 100%			891	1,053	1,703
Employees				476	518	605
Contractors				415	535	1,098

* *Open-pit operation*

Outlook for 2011 (attributable)		
Production	(000oz)	82 – 85
Total cash costs	($/oz)	838 – 869
Capital expenditure	($m)	1

Attributable gold production (000oz)



Attributable capital expenditure ($m)



Total cash cost ($/oz)



Total number of employees*



including contractors

Description

The Morila mine is situated some 180km southeast of Bamako, the capital of Mali. The operation currently treats low-grade stockpiles. The plant at Morila, which incorporates a conventional CIL process with an upfront gravity section to extract the free gold, has an annual throughput capacity of 4.3Mtpa.

Morila is 80% owned by Morila Limited, a joint venture in which AngloGold Ashanti and Randgold Resources Limited each have a 50% stake, giving AngloGold Ashanti an effective interest of 40% in Morila. The government of Mali owns the remaining 20%. Randgold Resources manages the mine.

Operating performance

Attributable gold production declined by 31% to 95,000oz, mainly due to a 30% drop in head grade as a result of the treatment of low-grade stockpiles.

Total cash costs increased by 36% to $715/oz as a result of the lower production and higher costs for reagent and also for fuel burnt in power generation.

Morila spent stay-in-business capital of $3m in 2010, of which $1m was attributable. The major elements of this were the SAG and ball mill main gearbox, conveyor belting and the replacement of the Knelson concentrators.

Morila will continue the current process of treating low-grade ore stockpiles until 2013. Attributable production is therefore expected to decrease further as Morila reaches the end of its life.

Outlook for 2011

Attributable gold production for 2011 is projected to be in a range of 82,000oz to 85,000oz at a total cash cost of between $838/oz and $869/oz. Attributable capital expenditure is estimated at $1m.

Sustainability

Safety

The safety statistics for Morila are reported by Randgold Resources, the operator, and are not included in AngloGold Ashanti's statistics.

Environment

No significant environmental incidents were reported during the year. ISO 14001 certification was maintained after an external assessment audit was completed during 2010. No non-conformance issues were raised.

Community

The mine maintained a good relationship with communities and regular meetings were held. All community development projects planned for the year were completed. The mine continued to provide malaria spraying services and treated five villages during 2010, through three spraying cycles.

Morila's closure committee is operational and meets quarterly. A sustainable agribusiness project is being developed to continue wealth creation after closure of the mine, with 1,270ha having been identified for agriculture. Plans are in place to convert the bulk mining yard and the batch plant into an area for poultry farming and animal husbandry.

The micro-finance project (CAMIDE) has funded 20 undertakings for former staff members. Morila's management and unions are formulating a social plan for employees. The ongoing closure process focuses on the social plan submitted by labour unions and the closure coordinator, as well as engagement with government agencies to provide training assistance to affected employees.

The New Mine Collective Convention was implemented in September 2010, with no major issues identified. Compulsory health insurance and the payment of the related subscription came into effect in November 2010.

Review of operations – Continental Africa

Mali – Sadiola

Key statistics

Sadiola			2010	2009	2008
Pay limit		(oz/t)	0.04	0.04	0.07
		(g/t)	1.28	1.46	2.18
Recovered grade*		(oz/t)	0.060	0.074	0.100
		(g/t)	2.04	2.52	3.42
Gold production	– 100%	(000oz)	287	354	453
	– 41%[1]		118	135	172
Total cash costs		($/oz)	650	488	399
Total production costs		($/oz)	698	571	554
Capital expenditure	– 100%	($m)	20	10	8
	– 41%[1]		8	4	3
Total number of employees	– 100%		1,771	1,532	1,510
Employees			790	705	634
Contractors			981	827	876
All injury frequency rate		(per million hours worked)	1.65	2.31	4.37

* Open-pit operation

[1] Effective 29 December 2009, AngloGold Ashanti increased its interest from 38% to 41%.

Outlook for 2011 (attributable)			
Production	(000oz)		123 – 129
Total cash costs	($/oz)		699 – 725
Capital expenditure	($m)		23

Attributable gold production (000oz)



Attributable capital expenditure ($m)



Total cash cost ($/oz)



08	399
09	488
10	650

Total number of employees*



08	1,510
09	1,532
10	1,771

including contractors

Description

Sadiola is situated in the far southwest of Mali, 77km south of the regional capital, Kayes. Sadiola is a joint venture in which AngloGold Ashanti and IAMGOLD each have a 41% interest and the government of Mali 18%.

Mining at Sadiola takes place in five open pits. Ore is treated and processed in a CIL gold plant with a monthly capacity of 364,000t.

Operating performance

Attributable production decreased by 13% to 118,000oz, from 135,000oz in 2009, mainly as a result of a 12% decline in head grade.

The decline in grade is as a result of the depletion of the Sadiola main pit Ore Reserves and a change in the mining focus to the lower-grade satellite pits.

A new gravity circuit was introduced in the plant and aided recovery in the processing of oxide and sulphide feed materials. Advance crushing and screening of both ore types significantly improved plant throughput in the latter part of the year by minimising the introduction of large rocks and associated blockages early in the process.

Total cash costs increased by 33% to $650/oz, owing mainly to the lower-grade feed supplied to the priority plant. In addition, mining contractor costs were higher as a result of the longer haulage distance, higher maintenance costs and increases in the fuel price.

The BPF component of the Project ONE initiative was introduced during 2010 and is expected to be fully entrenched during 2011. Initial BPF work will be directed at optimising processing activities so as to increase availability, utilisation and throughput of the plant.

Total capital expenditure for the year was $20m ($8m attributable). Of the total, $10m was spent on projects, $7m was stay-in-business capital and $3m was spent on exploration projects.

Growth prospects

Sadiola is currently investigating two expansion opportunities, namely the Deep Sulphide project, which is in feasibility stage, and the Oxide Expansion project, which is currently undergoing a prefeasibility study.

The Deep Sulphide project will treat both oxide (5Mt per year) and sulphide (3.6Mt per year) ores. Initial waste stripping at Sadiola's main pit and the commissioning of the sulphide plant is expected to commence in 2012. Once current oxide Ore Reserves are depleted, the plant will be modified to treat only sulphide material at a capacity of 7.2Mt per year. The Deep Sulphide project will extend the mine's life and add 4.2Moz to Sadiola's current life of mine production profile. The feasibility study is expected to be completed early in 2011.

The oxide expansion project is based on exploration results that indicate additional oxide potential in the Sadiola area. Current work includes expediting the exploration programme to better define the potential of all existing targets and profile new target areas.

Outlook for 2011

Attributable production is expected to be between 123,000oz and 129,000oz. The increase will be mainly driven by improved throughput following the introduction of the new screening plant.

Total cash costs are expected to increase to between $699/oz and $725/oz.

Capital expenditure of $54m ($23m attributable) is planned.

Review of operations – Continental Africa

Sustainability

Safety

Sadiola had one fatality in August 2010. Whilst positioning a submersible de-watering pump, the supervisor fell into a temporary sump following the collapse of the area. All the recommendations arising from the investigation into the incident have been implemented. The all injury frequency rate for the year improved to 1.65 per million hours worked (2009: 2.31).

As contractor-related incidents were the major source of injury, contractor management received concerted attention to ensure alignment and compliance with AngloGold Ashanti's standards and practices.

Other safety-related programmes and initiatives are directed at pre-work planning, hazard analysis, vehicle safety and training focused on crisis and emergency plans.

The mine maintained its OHSAS 18001 certification in 2010.

Community (including Yatela)*

Annual workshops comprising government, national and regional authorities, local communities, media, Non-Governmental Organisations (NGOs) and other associations have been held since 2003. These workshops provide a forum to communicate the activities planned by Sadiola and Yatela, while providing an opportunity for the relevant stakeholders to comment and make recommendations.

The Integrated Development Action Plan (IDAP) has been in place since 2004. Covering villages located around the Sadiola and Yatela mines, it focuses on agricultural capacity-building

---

* Given their proximity to each other, Sadiola and Yatela conduct their local community initiatives jointly.

and micro-financing activities. The plan is managed by the communities themselves and includes a general assembly with representatives from each village. The IDAP has received funding from Sadiola and Yatela which enables it to function successfully and independently.

Community members from the villages surrounding Sadiola and Yatela have been trained in malaria mitigating techniques, which has aided a decline in the incidence of the illness since the implementation of the programme in 2005.

It is the responsibility of both Sadiola and Yatela to contribute to an HIV/AIDS programme. Initiatives focus specifically on awareness, testing and peer educators in the workplace. The company partnered with NGOs during the soccer World Cup 2010 to attract villagers to central locations to watch games and participate in voluntary testing.

Environment

One reportable environmental incident occurred on 26 April 2010 when the incorrect disposal of 75 litres of a pesticide into drains led to contamination of the final effluent from the sewage treatment plant, resulting in the death of more than 200 birds. This incident resulted in a fine levied by local authorities. Management implemented measures to prevent a repeat of the incident by including regular inspections of the site and the education of employees on the importance of adhering to the correct disposal procedures.

The environmental impact assessment for the Sekokoto road diversion was completed and approved by government. ISO 14001 certification was maintained following an external surveillance audit.

Mali – Yatela

Yatela			2010	2009	2008
Pay limit		(oz/t)	**0.01**	0.04	0.04
		(g/t)	**0.45**	1.52	1.34
Recovered grade*		(oz/t)	**0.036**	0.106	0.078
		(g/t)	**1.23**	3.62	2.66
Gold production	– 100%	(000oz)	**150**	222	165
	– 40%		**60**	89	66
Total cash costs		($/oz)	**807**	368	572
Total production costs		($/oz)	**883**	455	591
Capital expenditure	– 100%	($m)	**5**	2	8
	– 40%		**2**	1	3
Total number of employees	– 100%		**878**	803	888
Employees			**308**	298	305
Contractors			**570**	505	583
All injury frequency rate		(per million hours worked)	**2.28**	5.54	6.13

* *Open-pit operation*

Outlook for 2011 (attributable)		
Production	(000oz)	31 – 32
Total cash costs	($/oz)	977 – 1,014
Capital expenditure	($m)	1

Attributable gold production (000oz)



08	66
09	89
10	60

Attributable capital expenditure ($m)



08	3
09	1
10	2

Review of operations – Continental Africa

Total cash cost ($/oz)



08	572
09	368
10	807

Total number of employees*



08	888
09	803
10	878

including contractors

Description

The Yatela mine is situated some 25km north of Sadiola and approximately 50km south-southwest of Kayes. Ore extraction is conducted from the Yatela main pit as well as the satellite pit at Alamoutala. The ore mined is treated at a heap-leach pad together with carbon loading. The carbon is then eluted and the gold smelted at nearby Sadiola.

Yatela is 80% owned by the Sadiola Exploration Company Limited, a joint venture in which AngloGold Ashanti and IAMGOLD each have an interest of 50%, giving AngloGold Ashanti an effective stake of 40% in Yatela. The government of Mali owns the remaining 20% stake in the mine.

Operating performance

Yatela was originally scheduled for closure in 2010, though the life has since been extended. Attributable gold production at Yatela dropped by 33% from 2009 levels to 60,000oz in 2010. The decline in production was due mainly to a decrease in the head grade of the ore stacked as a result of non-conformity at the bottom of mineralised structures in Alamoutala.

Total cash costs increased by 119% to $807/oz, due to the significant decrease in production coupled with higher stripping costs to access the Alamoutala ore and an increase in contract mining costs.

Capital expenditure for the year of $6m ($2m attributable) was spent mostly on exploration $4m and stay-in-business capital $2m to support the extended mine life.

Growth prospects

The current life of mine is based on the successful conversion of the Inferred Mineral Resource in Yatela North, where the opportunity lies in the northeast and northwest extensions. Furthermore, a focused exploration programme will be undertaken over the next year to ensure continuation of the mining operation.

Outlook for 2011

Attributable production at Yatela is projected to be between 31,000oz and 32,000oz for the year at a total cash cost of between $977/oz and $1,014/oz. Capital expenditure of $2m ($1m attributable) is planned.

Sustainability

Safety

The all injury frequency rate for the year improved to 2.28 per million hours worked (2009: 5.54).

Programmes which enabled this improvement included pre-work planning, hazard analysis and also vehicle safety and training directed at crisis and emergency plans.

Management identified effective contractor management as a key area for safety improvement and contractor alignment with group safety standards as a priority.

The mine maintained its OHSAS 18001 certification in 2010.

Community

See Sadiola.

Environment

There were no reportable environmental incidents at Yatela during 2010. This was as a result of increased inspection and regular interaction with site personnel and management on accident prevention.

The mine rehabilitated 19.5ha of waste dumps and heap leach pads during the year. The rehabilitation of a further 160ha has been built into the current business plan and will be accelerated.

Furthermore, a closure manager has been appointed by Yatela to ensure that all requirements are fulfilled. The closed Obotan mine in Ghana was visited jointly with the National Closure Commission to better understand closure-related issues and help in the development of a formal closure plan for Yatela that considers the physical environment, social issues and worker development.

ISO 14001 recertification of Yatela was achieved following an audit. An external surveillance audit will be undertaken in 2011.

Namibia – Navachab

Key statistics

Navachab		2010	2009	2008
Pay limit	(oz/t)	0.07	0.05	0.04
	(g/t)	2.53	1.55	1.29
Recovered grade	(oz/t)	0.052	0.046	0.042
	(g/t)	1.80	1.58	1.43
Gold production	(000oz)	86	65	68
Total cash costs	($/oz)	727	622	534
Total production costs	($/oz)	786	663	601
Capital expenditure	($m)	14	20	12
Total number of employees		687	578	482
Employees		687	578	482
Contractors		–	–	–
All injury frequency rate	(per million hours worked)	25.60	26.30	20.63

Outlook for 2011		
Production	(000oz)	83 – 87
Total cash costs	($/oz)	921 – 955
Capital expenditure	($m)	10

Review of operations – Continental Africa

Gold production (000oz)



08	68
09	65
10	86

Total cash cost ($/oz)



08	534
09	622
10	727

Capital expenditure ($m)



08	12
09	20
10	14

Total number of employees*



08	482
09	578
10	687

including contractors

Description

The Navachab gold mine is situated near the town of Karibib, some 170km northwest of the capital Windhoek and 171km inland on the southwest coast of Africa.

Navachab, which began operations in 1989, is an open-pit mine with a processing plant which includes a mill as well as CIP and electro-winning facilities, all with a monthly capacity of 120,000t.

In addition to the current operation, a Dense Media Separation (DMS) plant with a monthly capacity of 120,000t was commissioned during 2010.

Operating performance

Gold production increased by 32% to 86,000oz in 2010, due to greater volumes mined from the bottom of the pit and the treatment of high-grade concentrate from the DMS plant.

Total cash costs rose by 17% to $727/oz as a result of higher labour and power costs and rising contractor fees, though this was partly offset by an increase in production.

Capital expenditure for the year was $14m, which included $9m spent on stay-in-business projects, $3m to complete construction of the DMS plant and $2m on exploration.

Growth prospects

The optimisation process at Navachab indicated that the main pit will be expanded to the east from 2011 to access footwall mineralisation north of the current east pushback. The west cut is expected to be mined from 2013 to access the hanging wall mineralisation. Exploration during 2011 will focus on the down plunge extension of the existing orebody of the main pit. Drilling will focus on the North Pit 2 and the down plunge extension, while also exploring the strike extent of the satellite target areas where previous exploration indicated potential, as well as the western limb of the fold hinge at anomaly 16. This campaign has the potential to add approximately 450,000oz to the Mineral Resource at a cost of approximately $7/oz.

Outlook for 2011

Gold production for 2011 is expected to be between 83,000oz and 87,000oz, at a total cash cost of between $921/oz and $955/oz.

Capital expenditure of $10m is forecast for 2011, of which $7m is stay-in-business expenditure primarily to be spent on the water filtration plant and heavy mining equipment.

Sustainability

Safety

The all injury frequency rate per million hours worked improved from 26.30 in 2009 to 25.60 in 2010.

Navachab complied with OHSAS 18001 assessments conducted in March and October 2010.

Safety interventions include ongoing speed surveillance on the access roads in the mine, quarterly vehicle safety audits, regular safety representative meetings and quarterly safety steering-committee meetings. The behavioural safety initiative, known as Ostrich, is ongoing and has begun to produce results.

Community

Navachab made contributions to educational projects, including the 'Spell it Right' competition, spring school for grade 12 learners and prize giving ceremonies at local and regional schools. Navachab also sponsored the building of a house for volunteer teachers at the local government school, contributed to the young scientist exhibition and made its annual donation to the private school in the town of Karibib.

A pool of 100 unemployed women was identified in Karibib in order to create ad-hoc employment on a short-term basis where possible.

Environment

No reportable environmental incidents occurred during 2010.

The construction of the water filtration plant commenced in 2010 with commissioning planned to be complete by the third quarter of 2011. This facility will ensure additional recovery of water from the plant to eliminate the need for a third TSF and also negate the inherent safety, health and environment risk associated with a TSF.

ISO 14001 environment certification was maintained during the year. Navachab further received a formal notification of compliance with the Cyanide Code from the Code Secretariat.

Tanzania – Geita

Key statistics

Geita		2010	2009	2008
Pay limit	(oz/t)	0.07	0.09	0.10
	(g/t)	2.38	3.08	3.10
Recovered grade*	(oz/t)	0.069	0.055	0.056
	(g/t)	2.36	1.89	1.92
Gold production	(000oz)	357	272	264
Total cash costs	($/oz)	777	954	728
Total production costs	($/oz)	981	1,121	929
Capital expenditure	($m)	38	19	53
Total number of employees		3,265	3,186	3,116
Employees		1,874	1,990	2,130
Contractors		1,391	1,196	986
All injury frequency rate	(per million hours worked)	5.38	5.56	8.52

* *Open-pit operation*

Outlook for 2011			
Production	(000oz)		485 – 506
Total cash costs	($/oz)		631 – 655
Capital expenditure	($m)		66

Review of operations – Continental Africa

Gold production (000oz)



08	264
09	272
10	357

Capital expenditure ($m)



08	53
09	19
10	38

Total cash cost ($/oz)



08	728
09	954
10	777

Total number of employees*



08	3,116
09	3,186
10	3,265

including contractors

Description

The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about 120km from Mwanza and 4km west of the town of Geita. The mine is wholly owned and managed by AngloGold Ashanti.

The Geita gold deposit is an Archaean mesothermal orebody, largely hosted in a banded ironstone formation. It is a multiple open pit operation with underground potential and is currently serviced by a 5.2Mt per annum CIL processing plant.

Operating performance

The turnaround at Geita resulted in gold production increasing by 31% to 357,000oz in 2010. Significant quarterly improvements were achieved during the first half of the year, with gold production rising from 84,000oz in the first quarter to 90,000oz in the second quarter. Output was hampered during the third quarter as a result of a major planned plant shutdown to replace the SAG mill discharge end-plate and to rebuild the crusher dump-pocket. Production was also supported by improved grades from Nyankanga pit, which delivered an average grade of 3g/t.

Total cash cost for the year improved by 19% to $777/oz, mainly as a result of lower reagent costs, as well as a reduction in general and engineering stores. The favourable movement in costs was partially offset by the deferred stripping charge.

In addition, other initiatives included the start, in 2010, of the construction of a re-designed run-of-mine pad to improve the ore-blending capability of the plant. All planned performance parameters were achieved.

The fleet rationalisation strategy also saw the number of trucks used during the year reduce from 48 to 34. This, in conjunction with improved operating practices, resulted in significant productivity gains as the same volume of material was moved with fewer haul trucks. Fleet rationalisation will continue through 2011 as truck productivity is expected to improve by an additional 10% to 20%, as a result of the new larger, lightweight trays.

Geita's turnaround and the implementation of Project ONE initiatives which include the BPF and SP, continued throughout 2010. The work management aspect of BPF was successfully implemented in the mining maintenance and processing divisions, resulting in continued improvements. Under the SP component, the Geita organisational structure was re-designed. Managerial Leadership Practices (MLP) training is being delivered to senior management and is due to be completed by 2011.

Capital expenditure for 2010 totalled $38m and was spent on stay-in-business projects $35m and exploration activities $3m.

Growth prospects

Exploration drilling was undertaken to increase confidence in the Nyankanga Cut 9 volumes, Cut 6 volumes behind the 2007 failure zone, and in the near-surface volume of Block 1 in the Nyankanga underground. Results confirmed current mineralisation and the Nyankanga Mineral Resource model will be updated to incorporate additional drilling and mapping data in 2011.

Both the Nyankanga and Geita Hill Mineral Resource models were updated in April 2010. The Geita Hill Mineral Resource decreased by 2% and the Nyankanga Mineral Resource by 1%. Both reductions resulted from decreased mineralised volumes.

Exploration activities outside of the active mining areas comprised IP-surveying and geological mapping of five targets: Nyakabale, Mgusu, Nyankumbu, Kukuluma A and Kukuluma B. Except for Kukuluma B, all targets revealed promising combined chargeability and resistivity signatures indicative of disseminated sulphides and potentially associated with gold mineralisation. Drill testing of these anomalies is ongoing.

Outlook for 2011

Gold production for 2011 is forecast to increase to between 485,000oz and 506,000oz at a total cash cost ranging from $631/oz to $655/oz.

Capital expenditure of $66m is planned and will be spent on ensuring the integrity of the process plant and on further rationalisation of the mining fleet. This figure includes drilling expenditure of $2m, project capital of approximately $30m and stay-in-business capital of some $34m.

Sustainability issues

Safety

Geita achieved 11.5 million hours free of lost-time injuries before two tragic fatalities in May 2010, resulting from a collision between two trucks on one of the haul roads during the night shift. The all injury frequency rate for 2010 was 5.38 per million hours worked (2009: 5.56).

Fatigue continues to pose a major threat to Geita's safety record, making it a priority for safety management. The safety management programme in 2010 included the completion of a hazard identification and reporting course, plan task observation training to all frontline managers and rescue team refresher courses.

Geita was second runner-up in the country OHSAS competition.

Community

Resolution of land compensation claims progressed well during the year, with the completion of the Nyamatagata and Katoma claims. Phase 5 of Nyankumbu Girls Secondary School started in 2010 and construction of the school will be completed in 2011.

Design work was completed on the Geita Town Water Supply Project, which will be built in 2011. This project, which will draw water from the Nyankanga dam on the mine's lease area, will include transfer pumping, a treatment and storage system and will deliver water at a rate of 4,800 cubic metres per day to the town.

Environment

One reportable environmental incident took place in 2010, following the death of two birds.

Cyanide management has been enhanced with the completion of the plant tailings dilution circuit. Improved control may be expected once the second oxygen injection system on the conditioning tanks is satisfactorily commissioned at the beginning of 2011.

The key requirements of the cyanide code have now been met and the main remaining objective is to achieve compliance with the code requirement that weak acid dissociable (WAD) cyanide levels in the tailings slurry should not exceed 50 parts per million for a period of three to six months. This will be the objective for the first two quarters of 2011.

ISO 14001 environment certification was maintained during the year.

Solid operational performance



Australia

Western Australia
Sunrise Dam

Graham Ehm, Executive Vice President – Australasia, discusses AngloGold Ashanti's operation and project in the region

Podcast available at www.aga-reports.com/10/podcasts.htm

AngloGold Ashanti's sole operating mine in Australasia is Sunrise Dam.

Production from Australasia declined by 1% to 396,000oz in 2010, equivalent to 8.8% of group production. Total cash costs increased by 48% to $982/oz, whilst in local currency, total cash costs rose 29% to A$1,070/oz, due primarily to the increase in the unwinding of deferred stripping costs. In all, 494 people, including contractors were employed, 39 more than in 2009. Total attributable capital expenditure for the region, including Tropicana, was $40m, a decrease of 77% on the $177m spent in 2009, which included the Boddington project that was sold. The bulk of this was spent on Ore Reserve development at Sunrise Dam and at Tropicana.

The group is also developing the new Tropicana gold mine in Western Australia, along with joint venture partner Independence Group Ltd. (30%). Tropicana, a greenfield discovery made by AngloGold Ashanti, is expected to deliver its first production in 2013. AngloGold Ashanti is managing the project along with a vast exploration programme in the area that covers some 13,500km² of tenements along a 600km strike length, considered one of the most prospective regions for new gold discoveries in Australia.

The Mineral Resource for Australasia, attributable to AngloGold Ashanti, totalled 7.05Moz at year-end, including an attributable Ore Reserve of 3.74Moz.

Exploration in the Australasia region was conducted in the Cornelia Range, in Western Australia, and in the Solomon Islands. For further information on the group's exploration programme in Australasia, see the Global exploration section of this report.

Contribution to group production



■ Australasia	8.8%
■ Rest of AngloGold Ashanti	91.2%

Australia – Sunrise Dam

Key statistics

Sunrise Dam		2010	2009	2008
Pay limit	(oz/t)	0.14	0.08	0.09
	(g/t)	4.32	2.45	2.79
Recovered grade*	(oz/t)	0.094	0.084	0.101
	(g/t)	3.22	2.87	3.46
Gold production	(000oz)	396	401	433
Total cash costs	($/oz)	957	646	531
Total production costs	($/oz)	1,038	751	635
Capital expenditure	($m)	29	31	19
Total number of employees		494	455	410
Employees		93	99	77
Contractors		401	356	333
All injury frequency rate	(per million hours worked)	13.65	8.94	15.85

* Open-pit operation

Outlook for 2011				
Production	(000oz)			344 – 360
Total cash costs	($/oz)			852 – 883
Capital expenditure	($m)			34

Review of operations – Australasia

Gold production (000oz)



08	433
09	401
10	396

Capital expenditure ($m)



08	19
09	31
10	29

Total cash cost ($/oz)



08	531
09	646
10	957

Total number of employees*



08	410
09	455
10	494

including contractors

Description

The Sunrise Dam gold mine is located in the northern goldfields of Western Australia, 220km northeast of Kalgoorlie and 55km south of Laverton.

The mine consists of a large open pit which is now in its fourteenth year of operation, and an underground mine which began in 2004. Mining is conducted by contractors and the ore is treated in a conventional gravity and CIL processing plant, which is owner-managed.

Operating performance

Production in 2010 decreased by 1% to 396,000oz, from 401,000oz the previous year. This was equivalent to 9% of group gold production. The decline reflects the marginally lower average grade of ore processed as anticipated in the mine plan. Open-pit mining continued in the North Wall Cutback providing over 80% of production. Ore continued to be sourced from a combination of underground and open pit operations with the use of lower-grade stockpiles to supplement the ore feed to the plant.

Underground tonnage decreased by 12%, or 94,000t, to 686,000t. Underground ore yielded approximately 75,000oz, contributing 19% to total mine production compared with 28%, or 111,000oz, the previous year.

Total cash costs increased by 48% to $957/oz, from $646/oz in 2009. In local currency terms, costs rose by 29% to A$1,043/oz. The higher costs were in line with expectations and primarily due to the accounting effects of deferred stripping costs of A$285/oz. Deferred stripping costs for the open-pit will continue to impact upon cash costs until the end of 2013. The lower production base also placed upward pressure on unit costs.

Capital expenditure for the year was $29m (A$30m), a decrease of 6% on the previous year. Stay-in-business capital increased by 86% to $13m (A$14m), due to the completion of planned projects relating to asset integrity, the pastefill plant and power upgrades. Ore Reserve development expenditure was $16m (A$16m).

Growth prospects

The North Wall Cutback will continue to supply ore to the plant until the second half of 2012, which is a year longer than originally planned. Ore from the cutback will be blended with ore from stockpiles and from the underground mine.

The contribution from the underground mine is planned to increase substantially in 2011. As a result, a paste fill plant has been constructed to enable larger orebodies to be fully extracted. Continued exploration and advances in geological understanding have also resulted in further growth of underground Mineral Resources.

Underground Ore Reserves decreased to 0.85Moz after depletion. Due to the time required to convert Mineral Resources to Ore Reserves, it is anticipated that Ore Reserves will increase significantly in 2011. The underground Mineral Resource at year-end was 2.39Moz. The mine's total Ore Reserve at year-end was 1.38Moz and the total Mineral Resource 3.35Moz. Both figures account for depletion.

Outlook for 2011

Gold production in 2011 is projected at between 344,000oz and 360,000oz, with more than 200,000oz sourced from underground.

Total cash costs are forecast to decline to between $852/oz (A$845/oz) and $883/oz (A$885/oz), as a result of the reduction in the impact of deferred stripping costs. Capital expenditure is anticipated to be $34m (A$36m), with Ore Reserve development expenditure of $18m (A$19m) and stay-in-business expenditure of $16m (A$17m).

Sustainability

Sunrise Dam maintained its OHSAS 18001 and ISO 14001 certification. Recertification with the International Cyanide Code was approved by the ICMI.

Safety

Safety performance at Sunrise Dam reached a plateau during 2010 with an all injury frequency rate of 13.65 per million hours worked (2009: 8.94). There were no fatalities during the year.

Training in hazard identification and risk assessment was the focus at Sunrise Dam over the course of 2010. In addition, training aimed at providing an open, transparent culture of safety and safety systems, was undertaken in: risk management; values-based safety leadership; role clarity and personal accountability, open, transparent and learning safety culture; and safety systems.

In May, the Sunrise Dam team won the 2010 Chamber of Minerals and Energy Surface Emergency Response competition for the second year in a row. In addition, the Emergency Response Team went on to win the Underground Emergency Response competition in November.

Community

Sunrise Dam continues to support the Laverton community through its involvement with the Laverton Mining Liaison Committee and Shire Council. AngloGold Ashanti also has representation on the Laverton Leonora Cross Cultural Association (LLCCA) and contributes to the Mt Margaret Mission and Laverton School lunch programmes. An Indigenous People's Engagement strategy is being progressed by the company's cross functional team with support from an external representative.

Environment

A mine closure plan is in place and progressive rehabilitation in line with this plan is being undertaken. Governance reporting for Energy Efficiency Opportunity, National Greenhouse and Energy Reporting, and National Pollutant Inventory is being maintained and is in compliance with government regulations.

No reportable environmental incidents took place in 2010.

Review of operations – Americas

Hard-won improvements
cemented
in Brazil and Argentina



United States
Cripple Creek & Victor

Brazil
Serra Grande

AGA Mineração

Argentina
Cerro Vanguardia

Ron Largent, Executive Vice President – Americas, discusses AngloGold Ashanti's operations in this region

Podcast available at www.aga-reports.com/10/podcasts.htm

AngloGold Ashanti has the Cripple Creek & Victor mine in the United States, the Cerro Vanguardia mine in Argentina, the AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) and Serra Grande operations, both in Brazil. The Americas represents one of the most important growth regions for AngloGold Ashanti.

Combined production from these operations increased by 3% to 842,000oz of gold in 2010. This was equivalent to 18.7% of group production. Total cash costs increased by 19% to $432/oz. In all, 6,582 people including contractors, were employed, 698 more than in 2009. Total capital expenditure for the region was $311m, an increase of 21% on the $258m spent in 2009. The bulk of this, 50%, was spent on projects, 32% stay-in-business capital, and the balance on Ore Reserve development.

The total Mineral Resource across the Americas, attributable to AngloGold Ashanti, was 44Moz at the end of 2010 and the attributable Ore Reserve was 10Moz.

AngloGold Ashanti also conducts an extensive greenfield programme across the Americas, most notably in Colombia, where it holds a significant land position and has made two greenfield discoveries – Gramalote and La Colosa – which

Contribution to Americas production



■ AGA Mineração	40.1%
■ CC&V	27.7%
■ Cerro Vanguardia	23.1%
■ Serra Grande	9.1%

together account for 13.5Moz of the Americas Mineral Resource. The company also has exploration activities, either conducted by its own teams or with joint venture partners, in Canada, Brazil and Argentina, among others. See Global exploration on page 128 of this report.

AngloGold Ashanti's Americas region fully endorses the company's objective to eliminate workplace injuries, incidents and illnesses across its operations. As in the previous year, no fatal injuries occurred in 2010. Underpinning this performance has been a significant reduction in the total number of safety-related incidents, where an all injury frequency rate of 5.66 per million hours worked was achieved during the year. This represents a 21% reduction when compared with 2009 and a 43% improvement since 2008 (2009: 7.12 and 2008: 9.92).

Gold production (000oz)



08	819
09	816
10	842

842 000oz

Total cash cost ($/oz)



08	381
09	362
10	432

$432/oz

Attributable capital expenditure ($m)



08	154
09	258
10	311

$311m

Total number of employees*



08	5,588
09	5,884
10	6,582

* including contractors

6,582 people

Review of operations – Americas

United States – Cripple Creek & Victor (CC&V)

Key statistics

Cripple Creek & Victor		2010	2009	2008
Pay limit*	(oz/t)	0.007	0.008	0.008
	(g/t)	0.23	0.28	0.27
Recovered grade	(oz/t)	0.013	0.013	0.014
	(g/t)	0.43	0.46	0.49
Gold production	(000oz)	233	218	258
Total cash costs	($/oz)	493	376	309
Total production costs	($/oz)	610	475	413
Capital expenditure	($m)	73	87	27
Total number of employees		646	562	421
Employees		403	367	350
Contractors		243	195	71
All injury frequency rate	(per million hours worked)	12.26	15.80	30.19

* *Recoverable pay limit based on recovered grade.*

Outlook for 2011			
Production	(000oz)		300 – 314
Total cash costs	($/oz)		541 – 561
Capital expenditure	($m)		72

Gold production (000oz)



08 258
09 218
10 233

Capital expenditure ($m)



08 27
09 87
10 73

Total cash cost ($/oz)



08 309
09 376
10 493

Total number of employees*



08 421
09 562
10 646

* including contractors

Description

Located in the state of Colorado in the United States, CC&V's Cresson Project is an open-pit operation which treats extracted ore through a heap-leach pad, and is one of the largest in the world. Production at this operation began in 1994. AngloGold Ashanti holds a 100% interest in CC&V.

In 2009, construction began on the mine life extension (MLE1) project. The project will provide four additional years of production capacity to the heap-leach pad. Production from the expanded heap-leach pad area is expected to begin in 2011 and proceed through to 2016 at current mine production rates.

Operating performance

Production increased by 7% to 233,000oz from 218,000oz in 2009. A total of 20.7Mt of ore was placed on the heap-leach pad, compared with 18.7Mt in 2009.

The increase in production resulted from the greater availability of the pad area near the liner following the removal of a truck load-out bin to another location. This change shortened the percolation time of the gold-bearing solution from the ore placed in this small, newly-lined area. In addition, successful test programmes were undertaken to improve leach conditions at depth via deep injection into the pad to remediate an issue identified during the 2008 pad drilling programme. The injected solution improves alkalinity and cyanide availability at depth to allow favourable conditions for leaching residual gold into solution. The injection programmes are to be expanded, given their early success. Given the size of the pad, recovery of residual gold is expected to continue for several years.

Total cash costs increased 31% to $493/oz, due primarily to the higher unit cost for the new ounces placed, rising commodity prices (diesel fuel in particular), and increased royalty costs, driven by higher gold prices.

Capital expenditure for the year amounted to $73m (2009: $87m), spent mainly on equipment and pad facilities for the implementation of the MLE1 project.

Growth prospects

In 2008, CC&V was granted permits from the State of Colorado and Teller County for a mine-life extension (MLE1) that includes the development of new sources of ore and an extension to the heap-leach facility. The permits extend the operation of the expanded valley leach facility and closure and reclamation activities. Development drilling continues to further define areas of interest. Engineering analysis and permitting requirements were evaluated as part of a prefeasibility study for a second mine-life extension (MLE2) completed in late 2010. This new project will involve milling the higher-grade ores and heap-leaching the lower-grade ores in a new valley leach facility. The MLE2 project will, after receiving all required approvals, extend the mine life to 2025 and possibly beyond.

Outlook for 2011

Gold production is expected to increase to between 300,000oz and 314,000oz, at a total cash cost ranging from $541/oz to $561/oz as MLE1 implementation places new ore on the new pad space near the liner. Capital expenditure of $72m is scheduled for the year, to be spent mostly on major mine equipment purchases and the implementation of the MLE1 project.

Sustainability

Safety

CC&V continued to report a strong safety performance. The all injury frequency rate for 2010 improved to 12.26 per million hours worked (2009: 15.80). There were no fatalities during the year.

CC&V has implemented various safety programmes in recent years, including the Safety Transformation Programme in 2009. In 2010, the mine developed and implemented its own Safety & Environmental Observation Programme where all employees provide written observations on best practices, as well as on deficiencies at the operation. In addition to immediate responses to these deficiencies, the employees' observations are reviewed and acted on by the management team at weekly meetings. The programmes have been implemented to ensure continued improvement in the safety performance at CC&V. Project ONE was rolled out in 2009 and further positive results are expected over the two-year implementation process.

Community and environment

CC&V and the Victor Lowell Thomas Museum finished a successful season of mine site tours. The museum managed reservations, safety training and advertising while CC&V provided tour guides and buses. Tour fees collected were donated to the museum. The 2010 tours were 96% full, doubling revenues and visitation for the museum. The greater number of visitors to the museum has increased Victor's foot traffic, leading to increased sales for local businesses. This initiative by CC&V contributes to the town's viability and sustainability.

CC&V continued to be recognised as a Gold Leader in the State of Colorado's Environmental Leadership Programme, the first mine in Colorado to attain that level of recognition. In addition, CC&V's Environmental Management System was again recommended for continued certification under the ISO 14001 standard. In September 2010, the operation was recognised by the International Cyanide Management Institute (ICMI) to be recertified "In Full Compliance" on all nine principles of the International Cyanide Management Code (ICMC). No reportable environmental incidents took place in 2010.

Review of operations – Americas

Argentina – Cerro Vanguardia

Key statistics

Cerro Vanguardia			2010	2009	2008
Pay limit		(oz/t)	0.13	0.15	0.22
		(g/t)	4.36	5.02	7.50
Recovered grade		(oz/t)	0.178	0.190	0.159
		(g/t)	6.11	6.51	5.44
Gold production	– 100%	(000oz)	209	208	166
	– 92.5%		194	192	154
Silver production	– 100%	(Moz)	2.8	2.2	1.7
	– 92.5%		2.6	2.0	1.6
Total cash costs		($/oz)	366	355	608
Total production costs		($/oz)	517	487	757
Capital expenditure	– 100%	($m)	41	18	16
	– 92.5%		38	17	15
Total number of employees			1,242	1,069	1,072
Employees			883	753	756
Contractors			359	316	316
All injury frequency rate	(per million hours worked)		8.08	9.34	9.72

Outlook for 2011 (attributable)			
Production	(000oz)		190 – 198
Total cash costs	($/oz)		536 – 556
Capital expenditure	($m)		61

Attributable gold production (000oz)



Attributable capital expenditure ($m)



Total cash cost ($/oz)



Total number of employees*



including contractors

Description

AngloGold Ashanti has a 92.5% interest in Cerro Vanguardia with Fomicruz (the province of Santa Cruz) owning the remaining 7.5%. Located to the northwest of Puerto San Julian in the province of Santa Cruz, Cerro Vanguardia consists of multiple small open pits with high stripping ratios. The orebodies comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, which is mined as a by-product.

Ore is processed at the metallurgical plant which has a capacity of 3,000t per day and includes a cyanide recovery facility. Technology at the plant is based on a conventional leaching process in tanks and carbon-in-leach with a tailings dam incorporated in a closed circuit. The final recovery of gold and silver is achieved through a Merryl Crowe method with metallic zinc.

Operating performance

Attributable gold production of 194,000oz was marginally up on the previous year. The mine's production strategy focused on ensuring 100% supply of plant feed.

Cerro Vanguardia was the group's lowest cost producer in 2010.

Cash costs of $366/oz were 3% higher than the $355/oz in 2009, chiefly reflecting increased labour costs and the impact of local inflationary pressures. Higher spot prices and increased royalties also contributed to the higher costs but were partially offset by higher silver credits. The stockpile movement was favourable as a consequence of higher ore tonnes mined compared with last year.

Capital expenditure of $41m (attributable $38m) included $21m for stay-in-business activities and $20m for expansion projects. Capital expenditure focused primarily on underground development, heap leach construction and exploration activities, all of which will have a beneficial impact on Cerro Vanguardia's life and add ounces to the operation's production profile.

Growth prospects

The 2010 brownfield exploration programme added vein Mineral Resources of 0.45Moz of gold and 10.4Moz of silver.

The underground mine project was launched in July. Underground development excavation reached 3,800m at the end of 2010. Three mine portals were opened in Mangas Norte, Osvaldo CB4 and Osvaldo CB9.

The implementation of the heap leach project will enable Cerro Vanguardia's annual gold production to increase by 20,000oz, maintaining total production at around 200,000oz by enabling the processing of low-grade material. Cerro Vanguardia's marginal-grade ores, below the cut-off grade of the current plant process, range from 0.35g/t to 1.5g/t. Project implementation will start in mid 2011.

The 2011 exploration programme is based on 31,000m of diamond drillholes and 17,000m of reverse circulation holes. The programme aims to expand the mine's Mineral Resource at depth and to the north and west of the concession.

The 2011 budget allocated to brownfield exploration is $9m.

Outlook for 2011

Attributable gold production for 2011 is projected to be between 190,000oz and 198,000oz. Additionally, underground operations will maintain their share of the mine's production. Total cash costs are expected to increase to between $536/oz and $556/oz, due mainly to rising inflation expected in Argentina, lower grades from open pit operations, as well as higher unit costs from the heap leach and underground. Capital expenditure is forecast at $66m ($61m attributable) for 2011 and includes $25m for the heap leach project implementation.

Sustainability

Cerro Vanguardia's sustainability programme aims primarily to implement the Safety Transformation programme in order to eliminate lost-time incidents.

Safety

Cerro Vanguardia's safety performance improved during the year under review. For the eighth consecutive year no fatalities were recorded, while the all injury frequency rate improved to 8.08 per million hours worked (2009: 9.34), the best performance ever for the mine.

The Safety Transformation Programme is to be implemented during the first quarter of 2011.

Review of operations – Americas

Cerro Vanguardia's brigade members received theoretical and practical training on underground mining rescue procedures at a training course in Copiapo, Chile.

Community

The Development Agency is one of the major programmes the mine shares with the local community of Puerto San Julian. This year it was agreed that the funds to sponsor these activities will be revised in line with the mine's profitability. The application of these funds will be agreed between the Development Agency representatives, the mayor and a representative from the mine.

Environment

All of Cerro Vanguardia's environmental initiatives and ISO 14001 certification were maintained. One reportable environmental incident took place during 2010. An excavator ruptured a buried tailings pipeline, spilling 10m³ of tailings containing cyanide solution. The spillage was cleaned up and measures implemented to prevent a recurrence.

Cerro Vanguardia will apply for Cyanide Code certification during the first half of 2011.

Brazil – AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração)

Key statistics

AGA Mineração		2010	2009	2008
Pay limit	(oz/t)	**0.13**	0.11	0.12
	(g/t)	**4.40**	3.82	4.16
Recovered grade*	(oz/t)	**0.210**	0.205	0.222
	(g/t)	**7.21**	7.02	7.62
Gold production	(000oz)	**338**	329	320
Total cash costs	($/oz)	**407**	339	300
Total production costs	($/oz)	**651**	486	432
Capital expenditure	($m)	**142**	84	69
Total number of employees		**3,426**	2,964	2,987
Employees		**2,486**	2,249	1,954
Contractors		**940**	715	1,033
All injury frequency rate	(per million hours worked)	**2.62**	4.19	5.79

* Underground operation

Outlook for 2011			
Production	(000oz)		361 – 378
Total cash costs	($/oz)		497 – 516
Capital expenditure	($m)		234

Gold production (000oz)



08	320
09	329
10	338

Total cash cost ($/oz)



08	300
09	339
10	407

Capital expenditure ($m)



08	69
09	84
10	142

Total number of employees*



08	2,987
09	2,964
10	3,426

including contractors

Description

Reorganisation of the corporate structure was completed during the first half of the year, combining the Cuiabá/Lamego/Queiroz and the Córrego do Sítio and São Bento operations to capture operating and financial synergies. The new company is called AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração).

The wholly owned AGA Mineração mining complex is located in southeastern Brazil, in the state of Minas Gerais, close to the city of Belo Horizonte, with operations in the municipalities of Nova Lima, Sabará and Santa Bárbara.

Ore is sourced from the Cuiabá and Lamego underground mines and processed at the Cuiabá and Queiroz plants, while the Córrego do Sítio open pit mine has a heap-leaching facility.

Operating performance

Gold production increased by 3% to 338,000oz from 329,000oz in 2009, due mainly to the implementation of the Lamego project. Total cash costs increased by 20% to $407/oz, driven largely by higher maintenance costs. These effects were partially offset, however, by higher revenue from the sale of sulphuric acid, a by-product of the Cuiabá mining operation.

Capital expenditure was $142m, of which $73m related to expansion projects, $25m to Ore Reserve development and $44m to stay-in-business activities.

As part of the conceptual study for the Cuiabá Future Project, which is investigating ways of sustaining performance in the longer term, actions were taken to enhance production from underground ore and waste transport logistics and to investigate alternative mining methods. A study was conducted in support of this initiative to define the best technical approaches regarding transport logistics (large truck capacity, conveyor and new shaft) that will be detailed throughout 2011, in parallel with the conceptual mining methods study.

The management maintenance programme continued its focus on the optimisation of costs and also on improving fleet availability. Efforts have been made since January 2010 to improve the maintenance management process for heavy mobile equipment at Cuiabá. In addition to the implementation of Project ONE, an integrated maintenance management system is ongoing and all efforts are organised into two strategies: short-term results focused on costs and equipment availability and medium- to long-term results focused on SIGM Pyramid (maintenance management process). These initiatives resulted in a 7% improvement in the performance of sponsored heavy mobile equipment during the year.

Further productivity improvements are expected from Project ONE. Previous implementation experiences show that the successful stabilisation of the work management portion can help operations to improve key parameters from the historical average to the 75th percentile of production rate.

Growth prospect

An exploration programme is currently under way on the former São Bento property, acquired in December 2008 from Eldorado Gold. The property adjoins AngloGold Ashanti's existing Córrego do Sítio mine which, together with São Bento, has been renamed Córrego do Sítio Mineração. Phase 1 of the Córrego do Sítio project, approved by the board in May 2010

Review of operations – Americas

with estimated capital expenditure of $195m, covers the Laranjeiras, Carvoaria Velha and Cachorro Bravo orebodies with trial mining at the latter already completed. The capital project is proceeding according to schedule. The initial focus of the project team is on the refurbishment of the São Bento plant, the ramp-up in mine production and construction of infrastructure, including the new road to transport ore and waste. Annual production from Phase 1 is planned to start in 2011, following a mine and plant ramp up and will continue at an average of 140,000oz a year for the initial 11-year life of mine. The second phase of this project has the potential to increase production through the addition of Mineral Resources and the expansion of the plant. The scope and size of the expansion will depend on the results of exploration drilling currently under way.

The Lamego project, approved in September 2009, is currently being implemented. Production from the mine rose from 18,000oz in 2009 to 35,000oz in 2010, with full production of 47,000oz scheduled for 2011. Lamego is expected to produce approximately 469,000oz of gold over nine years from 3.2Mt of milled ore.

A feasibility study on the Nova Lima Sul Project, which involves the restart of the mothballed Raposos mine, is being prepared for submission to the board in mid 2011. If approved, the implementation will start late in 2011, with refurbishment of the underground infrastructure and construction of a new ventilation system. Mine development will take place in 2012 and 2013 with production scheduled to begin in 2014.

Outlook for 2011

Production for 2011 is planned to increase to between 361,000oz and 378,000oz. This figure includes initial production of 21,000oz from the Córrego do Sítio phase 1 project.

Total cash costs are expected to rise to between $497/oz and $516/oz, reflecting the continued strength of the real, the impact of inflation and the additional ounces coming from the projects at a higher unit cost.

Total capital expenditure expected for 2011 is around $234m, of which $100m relates to expansion projects, $47m to Ore Reserve development, $81m to stay-in-business activities and $6m to capitalised exploration.

Sustainability

Safety

A vastly improved safety performance during 2010 resulted in an all injury frequency rate of 2.62 per million hours worked for the year (2009: 4.19). There were no fatalities.

After taking into account the results of a survey conducted during December 2009 to assess attitudes toward safety, an integrated strategic safety programme was designed to address deficiencies, drive further improvements and reinforce awareness of the importance of working safely. The plan is based on optimising technology to reduce workers' exposure to risks in the production process and on introducing controls that account for human fallibility in overall safety performance.

Cuiabá completed construction of the refrigeration plant on surface with zero lost-time injuries.

AngloGold Ashanti accepted an invitation to participate in the Brazilian Mining Association's Safety and Health Strategic Group, which aims to promote institutional actions to ensure improved competitive conditions for Brazilian mining companies.

Community

AngloGold Ashanti is the first mining company in Brazil to receive Social Responsibility (NBR 16001) certification according to the Brazilian Association of Technical Standards (ABTN). ABTN is a private non-profit organisation and a founding member of the International Organisation for

Standardisation, the Pan-American Standards Commission and the Asociación Mercosur de Normalización.

A Portuguese-language website was developed and launched in 2010 to aid AngloGold Ashanti's communication efforts with its Brazilian stakeholders.

The company signed contracts with 25 beneficiary institutions on the First Public Call for Projects Subscription. According to the project timetable, AngloGold Ashanti provided the funds in parallel with meetings and visits to follow up on project implementation. These projects are focused on education, job and income generation and health, and have been run in communities surrounding the group's operations. This is a voluntary company initiative focused on local development.

Preparations for the local sustainability report in May included a poll of stakeholder expectations. A multi-stakeholder forum included 42 participants from a variety of sectors (e.g. communities, NGOs, clients, suppliers, employees, academies, etc.) and was well received. Participants were invited to provide a critique of AngloGold Ashanti's Social Responsibility Policy in practice. Responses included an acknowledgement that while the intentions of the policy appear favourable, it requires clarification in certain activities with regard to its local priorities, specifically: health, education, entrepreneurship and socio-economic empowerment, as well as the long-term sustainability of communities. It was also recommended that the company detail its efforts around mitigation and compensation strategies for certain key issues, including greenhouse gas emissions, mine tailings, water usage, closure, economic diversification and community empowerment. Respondents further suggested the company explicitly highlight past, present and future impacts and continue to improve and update its understanding of local social and cultural issues.

Environment

ISO 14001 environment certification was maintained during the year.

Córrego do Sítio II, the former São Bento mine, has a forest reserve which may have to be relocated in order to receive permission from the authorities to conduct exploration work on surface. A request has been submitted to the authorities and is under review.

New regulations have increased the management and cost in respect of the mine closure plan, land impacted by mining, disturbed land, taxes for water consumption, environmental compensation for the new project and especially for the impact of land clearance.

The necessary permits for the underground mine expansion at Córrego do Sítio and the licence for the raising of the wall of the Cuiabá dam were granted by the Environmental Agency.

It was announced in November 2010 that AngloGold Ashanti would receive an environmental award from the Minas Gerais state government at a ceremony in February 2011. This award reflects the alignment of the company's environmental goals and initiatives with those of the government.

No reportable environmental incidents occurred in 2010.

Review of operations – Americas

Brazil – Serra Grande

Key statistics

Serra Grande			2010	2009	2008
Pay limit		(oz/t)	0.09	0.11	0.11
		(g/t)	3.20	3.92	3.91
Recovered grade		(oz/t)	0.118	0.132	0.200
		(g/t)	4.05	4.52	6.85
Gold production	– 100%	(000oz)	155	154	174
	– 50%		77	77	87
Total cash costs		($/oz)	481	406	294
Total production costs		($/oz)	690	542	394
Capital expenditure	– 100%	($m)	52	67	41
	– 50%		26	33	20
Total number of employees			1,268	1,289	1,108
Employees			965	864	725
Contractors			303	425	383
All injury frequency rate		(per million hours worked)	7.22	8.99	13.34

Outlook for 2011 (attributable)		
Production	(000oz)	74 – 77
Total cash costs	($/oz)	601 – 624
Capital expenditure	($m)	23

Attributable gold production (000oz)



08   87
09   77
10   77

Attributable capital expenditure ($m)



08   20
09   33
10   26

Total cash cost ($/oz)



Year	Value
08	294
09	406
10	481

Total number of employees*



Year	Value
08	1,108
09	1,289
10	1,268

* including contractors

Description

Serra Grande is located in central Brazil, in the state of Goiás, 5km from the city of Crixás. AngloGold Ashanti and Kinross Gold Corporation are equal partners in this operation. In terms of the shareholders' agreement, AngloGold Ashanti manages the operation and has the right to access a maximum of 50% of the earnings accrued and dividends paid by Serra Grande.

Serra Grande currently comprises three mechanised underground mines, Mina III, Mina Nova – which includes the Pequizão orebody and Palmeiras – and an open pit above Mina III.

The Palmeiras mine, where development began in May 2008, started production in 2009 from the primary development works. Annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, was expanded from about 0.8Mt to 1.15Mt. This expansion was completed in February 2009.

Operating performance

Attributable production of 77,000oz was unchanged from the previous year.

Total cash costs increased 18% to $481/oz, due mainly to local currency appreciation and inflationary pressure.

In May, Serra Grande underwent re-evaluation of its Mineral Resources and Ore Reserves and the production programme was revised. The tonnages mined remained unchanged, while plant throughput exceeded the 30,000t initially planned. The

feed grade was 13% lower than expected for the year. Despite these challenges, the total cash cost for the year was only 2% higher than forecast.

Growth prospects

A total of 32,447m was drilled in the 2010 exploration programme, which focused on Pequizão, Palmeiras and Cajueiros targets at a cost of more than $5m. The exploration team has reviewed both geological mapping and the database, including agreements with joint venture partners, in order to assist in new target generation.

The Pequizão orebody has shown potential for increased Mineral Resource both down plunge and along strike. The infill drilling campaign confirmed previous results and the deepest hole showed a high-grade intersection 850m deep, keeping the down plunge potential totally open. At the Cajueiro target, drilling was undertaken to understand mineralised structure controls. Preliminary results have confirmed the low-grade potential. During the third quarter of 2010, the Magnetoteluric geophysical method was tested at Mina III, aiming to define the structure III geometry below level 1,000. The preliminary results are being evaluated by specialists.

In 2011, a fast-track exploration programme is planned to define and evaluate the complete potential of mine targets at Pequizão, Palmeiras, Orebody IV and Mina Nova and also to generate new targets in the northwest structure and joint venture partner areas. More than 70,000m of drilling is planned in this programme, including underground and surface drilling as well as geochemical and geophysical surveys to support target generation.

Review of operations – Americas

Outlook for 2011

Attributable production for 2011 is forecast to be between 74,000oz and 77,000oz at a total cash cost of between $601/oz and $624/oz.

Capital expenditure of $45m ($23m attributable) is anticipated for 2011, with the main items being primary development, mine infrastructure, mobile equipment and the fast-track exploration programme.

Sustainability

The company retained its safety, health and environmental certifications, including ISO 14001, OHSAS 18001 and ISO 9001. It is fully compliant with the Cyanide Code.

Safety

Safety performance at Serra Grande improved in 2010 with an all injury frequency rate of 7.22 per million hours worked (2009: 8.99) recorded for the year. There were no fatalities recorded for the second consecutive year.

Continuous investments were made during the year in the development of a safety culture across the workforce. All leadership at site underwent seven modules of training with specialist consultants about the nature of human behaviour, how to enhance safety awareness in the workplace and a one-on-one safety approach to work on a daily basis.

Significant investments in technology for safety were made in 2010 and a second scaler to remove rock from the roof and galleries was acquired.

There was increased use of sub-level mining methods during the year in order to minimise the exposure of people at the stope face. Serra Grande currently uses four remote-controlled loaders and Simbas for longer drilling. The ventilation system at the mine was upgraded using raise borer drilling.

Radio communication was installed in every piece of mobile equipment and a dispatch system implemented in all Serra Grande's mines.

Community

Continuous support was given to local social institutions that assist people, especially children and those with special needs. Support was also given to cultural and religious celebrations and to the restoration of historical buildings to protect the city's heritage, including an old house dating from the 1700s when the first miners arrived in the area. Donations were made to: the Association of Parents and Friends of Disabled Children; an amateur acting school for youngsters; free soccer lessons for 102 children; and the support of a day care centre that caters for 165 children every day.

Environment

Reviews were undertaken of all safety, health and environmental-related measurements such as water, air, dust, noise and vibration after blasting to ensure compliance with international standards.

Improvements in water usage controls across all industrial processes were developed and locations for all meters were identified with several having been installed by year-end. This will allow improved control of water usage. About 80% of all water used in the production process is currently recycled.

No reportable environmental incidents occurred in 2010.

Greenfield projects

Ensuring AngloGold Ashanti's

future

growth

AngloGold Ashanti's investment in greenfield exploration and projects in recent years is beginning to bear fruit. To date, five greenfield projects are being advanced and developed further. They are:

- In Colombia, in the Americas region:
  - Gramalote; and
  - La Colosa.
- In the DRC, in the Continental Africa region:
  - Kibali; and
  - Mongbwalu.
- In Australia, in the Australasia region:
  - Tropicana.

Of these, Tropicana is the most advanced. Together these greenfield projects have Mineral Resources totalling 27.42Moz, of which Ore Reserves account for 6.88Moz.

Americas – Colombia

Gramalote

Description

The Gramalote project is a joint venture owned by AngloGold Ashanti (51% and operator) and B2Gold Inc. (49%). The project is located in the rural Antioquia Department, approximately 110km northeast of the city of Medellin and 220km northwest of Bogota, Colombia. Basic infrastructure consisting of roads, power and water currently serve the site.

The deposit lies in modestly hilly terrain at an elevation of 900m and is characterised as a bulk tonnage, low-grade, intrusive-hosted and structurally-controlled quartz stockwork system within the Cretaceous Antioquia Batholith. Gold mineralisation is associated with stockwork veining and in particular quartz, quartz-pyrite and quartz-carbonate veins.

Greenfield projects

Surface exploration and mapping of the region indicates these gold-bearing structures have strike lengths of up to 1.5 km and depths of up to 450m. Mineral Resources are currently 37.7Mt at an average grade of 0.90g/t (at 0.4g/t cut-off), for contained gold of 1.09Moz.

Growth prospects

A prefeasibility study of the project is currently under way and is expected to be concluded at the end of 2011. A key aim of the prefeasibility study will be to increase the Mineral Resource by an additional 35Mt of ore at a similar gold grade in order to achieve what is believed to be the deposit's potential of 86Mt of ore yielding 3.1Moz of gold.

Assuming positive results from the prefeasibility work, progression of project development would include a bankable feasibility study in 2012, after which Gramalote would again be evaluated. Assuming continued positive results, the project would proceed to full construction in 2013. This schedule would see operations and first gold production by around late 2015.

Outlook for 2011

Prefeasibility study work, scheduled to be completed by April 2012, is aimed at expanding the Mineral Resource; purchasing additional land for the project's development; confirming mining and processing options, facilities and infrastructure requirements and locations; engagement of environmental, social and sustainability programmes; and validation of the project's economic viability.

The 2011 attributable budget to perform all activities according to schedule is $15m.

Sustainability

Some future sustainability work requires discussions with authorities to reduce the environmental impact caused by artisanal miners who have been operating in the region for several years.

Community

Working relationships with the local authorities have been positive. The project is located in the municipality of San Roque (roughly 20,000 inhabitants), with the Providencia section of about 1,500 inhabitants being closest. The main issue to be dealt with by the project teams involves the formulation and conclusion of agreements with artisanal miners working in the project area. Such agreements will be negotiated during the prefeasibility phase.

Environment

Compliance with the obligations of the licence already issued for the core project tenement is required, while the potential for a larger project is defined and application has been made for a revised licence. Baseline studies will accompany this process during the prefeasibility and feasibility phases of the project. Application for the final licence will follow the environmental impact study, which will include the mitigation and compensation schemes required by law and international best practice.

La Colosa

Description

The La Colosa project is a 100% AngloGold Ashanti-owned development project located approximately 150km west of Bogota, Colombia, in the rural Tolima Department. The project is located near the major regional city of Ibague and is reasonably served by road, power, and water infrastructure.

The deposit lies in mountainous terrain at a mean elevation of 2,800m and is characterised as a copper-poor porphyry gold system, genetically associated with the evolution of a Miocene porphyritic intrusive centre, intruded in Paleozoic schist.

The Mineral Resource at La Colosa currently stands at 392Mt at an average gold grade of 0.99g/t for contained gold of 12.4Moz. The deposit remains open in several directions and at depth. Current exploration activities seek to expand confidence in the resource extensions and obtain metallurgical test samples.

Growth prospects

AngloGold Ashanti secured the necessary permit authorisations from the national authorities to resume exploration activities in August 2010, thereby allowing resumption of the project prefeasibility study. This work will be conducted through to 2014/2015 when the feasibility study is expected to be finalised.

Surface mapping and sampling in the La Colosa region have continued to reveal strong mineral exploration opportunities with additional porphyry systems having been discovered. Given the potential to significantly increase the Mineral Resource at La Colosa and also to make additional discoveries in the broader region, La Colosa remains a leading growth project in the medium to long term for both AngloGold Ashanti and Colombia as a whole.

Outlook for 2011

The project is currently undergoing a prefeasibility study, which is expected to be concluded in 2013, during which time several key objectives are to be attained, namely: to close off Mineral Resource projections in order to better define the size of the project; to define higher grade Mineral Resources in order to advance gold production during early years of operation; to purchase remaining lands for project development and exploitation; to confirm mining and processing options as well as the facilities and infrastructure requirements and locations; to engage environmental and sustainability programmes; and to validate the project's economic, social and environmental viability.

Greenfield exploration activities will also be initiated on several of the regional targets while this prefeasibility study is under way. If successful, expansion of the project could well occur, at which time the prefeasibility timeline may be reviewed.

Assuming no further changes to the scope of the project resulting from exploration, and that the prefeasibility is successful in all respects, a bankable feasibility study is planned for 2014/2015, followed by construction of the project once the economic viability of the project is established.

Expenditure of $70m has been budgeted for all activities scheduled for 2011.

Sustainability

Anglogold Ashanti engaged actively in the creation of the 'Water Roundtable' in Tolima to discuss and implement possible solutions to water management issues. In addition, the company has initiated several biodiversity campaigns in the region, with the support of non-governmental organisations, aimed at protecting certain species indigenous to the Tolima region.

Community

Community sentiment toward the project in Cajamarca province, where the project is located, improved during 2010 as the company worked to demonstrate the benefits of the undertaking and its ability to execute the development for the benefit of all stakeholders. Rice growers and environmental organisations in the region, however, continued to express concerns over the use and quality of the region's water. AngloGold Ashanti will continue to provide information on its strategies for water management in order to address these concerns from one of the region's most important constituencies. Multi-partite social programmes and projects accompany the exploration phase and are based on long-term sustainability considerations for the region, which include improvements in agricultural productivity, the elimination of sicknesses currently affecting cattle in the region and several educational programmes.

Environment

A monitoring programme, undertaken in conjunction with local universities, will accompany the exploration phase of the project and be designed to provide data on the potential impact of mining activities on the region's flora, fauna and water resources. The company is working with Conservation

Greenfield projects

International and a number of other NGOs to address biodiversity issues.

Continental Africa – Democratic Republic of the Congo

Kibali

Description

The Kibali Gold Project is a joint venture between AngloGold Ashanti and Randgold Resources, which together hold an effective 90% stake, with the remaining 10% held by OKIMO, the state-owned gold company of the Democratic Republic of the Congo (DRC). The project, operated by Randgold Resources, has the potential to become one of the world's largest gold mines. Located in the northeast DRC, near the village of Doko, some 560km northeast of the city of Kisangani and 150km west of the Ugandan border, the project is currently undergoing an updated feasibility study, the results of which are expected in the second quarter of 2011.

The orebody is hosted within the Moto Greenstone Belt, which is comprised of the Archaean Kibalian volcano-sedimentary rock and ironstone chert horizons that have been metamorphosed to greenschist facies.

An updated Mineral Resource and Ore Reserve model has been completed for the main KCD (previously referred to as the Karagba, Chauffer and Durba orebody), Sessenge, Pakaka and Pamao orebodies, which represent 83% of the declared Mineral Resource and 93% of the declared Ore Reserve. A total Mineral Resource of 8.3Moz of gold exists between the planned open pit and underground operations.

Pre-construction activities are scheduled to commence in early 2011 with the establishment of civil engineering and construction teams, coupled with design and engineering of the metallurgical plant and mine infrastructure. Erection of the construction camp began in January 2011 and first gold production remains on schedule for 2014.

Growth prospects

An active greenfield exploration campaign is under way, including an extensive sampling campaign.

Outlook for 2011

During the course of 2011, main activities will include infrastructure development as well as establishment of the site for civil and construction teams to allow completion of bulk earthworks for mining, infrastructure and the metallurgical plant. In addition, long lead items will be ordered including mills, crushers and power generation equipment.

Expenditure of $42m (attributable) is anticipated for 2011.

Sustainability

Safety

No fatalities occurred during 2010.

Community

The project teams continue to engage extensively with the community and stakeholders. Several engineering projects that will benefit both the Kibali project and community were completed, including construction of a new road between Aru and the village of Doko, a key staging point for the project, reducing travel times from several days – particularly during rainy weather – to three hours.

Ongoing work with both the community and Okimo has led to cessation of illegal mining activities within a defined exclusion zone. Alternate work programmes have been introduced following extensive negotiations, to compensate for the resultant loss in income to the community.

Public participation engagements with the community continued throughout the year, focusing on critical issues including the relocation of some 3,700 dwellings from the defined exclusion zone. A memorandum of understanding, regarding relocation of the local church, was agreed with the Catholic Church.

Environment

A full environmental study is being undertaken as part of the ongoing updated feasibility study.

Mongbwalu

Description

The Mongbwalu project, currently undergoing a fast tracked feasibility study, is located within the 5,487km² tenement package held by AngloGold Ashanti and its joint venture partner Okimo, the state-owned gold company of the DRC, which owns a 13.8% stake. The Mongbwalu licence areas are northwest of Lake Albert in the Ituri province of the north eastern DRC. The Archaean granites and greenstones of the Kilo Moto belt extend some 850km west-northwest of the lake. Ongoing feasibility work is focused on the former Adidi underground mine workings, close to the village of Mongbwalu. The study calls for a 60,000t a month underground operation producing approximately 120,000oz of gold a year when in full production.

An updated Mineral Resource of 1.90Moz was declared in 2010 following an infill-drilling campaign. A further Mineral Resource update is expected midway through 2011.

Data collection work undertaken during 2010 in support of the feasibility study included environmental, geotechnical, ground water and engineering information. The feasibility report is due for completion in the first quarter of 2011 and, subject to approval, first gold production is scheduled for late 2014.

Growth prospects

There is considerable opportunity for growth both in the vicinity of the current Mongbwalu feasibility study area and in the area covered by the greater Kilo Regional Exploration campaign. Drilling and trenching is now under way at the Mont Tsi project and at other sites in the concession area and will continue throughout 2011.

Drilling is continuing at the Mongbwalu feasibility study area to further upgrade and expand the Mineral Resource base.

The greater Kilo exploration project (including Mongbwalu) has the potential to form a major growth centre for the company and country in the coming years.

Outlook for 2011

The main activities planned in the Mongbwalu project area during 2011 include continued drilling and a preconstruction phase involving road development and other infrastructure projects. Planned operating costs for 2011, excluding greenfield exploration, are budgeted at $36m.

Sustainability

Safety

Tragically, a fatality occurred at the Mongbwalu camp in 2010 when an employee slipped and fell while working on a stationary bulldozer. Safety measures have been improved to prevent a recurrence of this accident and a dedicated safety manager is to be appointed in 2011.

A major upgrade of the camp electrical reticulation is scheduled for early 2011 in order to improve work and living conditions. An on-site clinic was established in 2010 and is manned by a senior nurse and paramedic. This clinic operates in conjunction with the local hospital and in consultation with the regional health authorities.

Community

The company has engaged stakeholders at all levels, from local communities to provincial and state entities, in order to ensure sustainable development in the area. Early planning work is also focusing on critical infrastructure to facilitate economic development in the region, including power generation and road construction.

A number of initiatives have been initiated in the local communities, including refurbishment of the Ecole Primaire 3 local school in Mongbwalu and the establishment of literacy and finance programmes under the auspices of the 'Washa Washa' community development programme.

Greenfield projects

Support has also been given to local vaccination campaigns and malaria prevention. These are to be expanded in the coming year.

A major study has been undertaken to understand the impact of any future mine development on the economic activity in the region. Consultative and information sharing forums are regularly held with the local community and include participation by artisanal and small-scale mining operators.

Environment

Environmental studies have been commissioned both as part of the feasibility study and also to determine broader regional biodiversity, water quality and land-use, which in many areas have been heavily impacted by previous formal and informal mining activity. An audit of existing disturbance to the environment is being compiled as part of the feasibility study.

Australasia – Australia

Tropicana

Description

The Tropicana Gold Project (TGP) is part of a joint venture between AngloGold Ashanti (70% interest and manager) and Independence Group (30%). The project is located 330km east-northeast of the mining service centre, Kalgoorlie, in Western Australia and 200km east of AngloGold Ashanti's Sunrise Dam Gold Mine. The area is remote and infrastructure is limited.

The boards of AngloGold Ashanti and Independence approved development of the TGP in November 2010.

Tropicana was discovered in 2005 in an area not previously thought to be prospective for gold, and represents the most significant gold discovery in Australia for more than a decade.

The Tropicana joint venture's first mover advantage has enabled it to peg tenements over the bulk of what is now recognised as a major new gold province, whilst ownership of the first processing plant in the Tropicana Belt will put the joint venture in a strong strategic position to leverage value from future discoveries.

The approved project will utilise conventional open-cut mining methods to mine the Tropicana and Havana deposits and conventional carbon-in-leach processing technology to process the ore at a rate of 5.8m tonnes per annum.

Besides the processing plant and mining area, project infrastructure will include 220km of new road, a water bore field, a sealed airstrip and an accommodation village.

Average annual gold production is anticipated to be 330,000oz to 350,000oz (100% project) over the life of the mine and 470,000oz to 490,000oz per annum over the first three years, when higher grade ore will be processed.

Total cash costs are expected to be A$710/oz–A$730/oz (real) over the life of the mine and A$580–A$600/oz over the first three years.

Growth prospects

A feasibility study is under way to determine the viability of open-cut mining of the Boston Shaker deposit, immediately north of the proposed Tropicana pit, following encouraging results from scoping studies. A prefeasibility study on underground mining of the Havana Deeps mineralisation beneath the proposed Havana pit, will commence in 2011.

Outlook for 2011

Extensive exploration will continue in 2011 given the studies being undertaken on the Boston Shaker and Havana Deeps

prospects. Tendering of contracts, initially focused on infrastructure requirements, will begin in January 2011.

Construction will start in the June quarter of 2011 and will include construction of a new section of road, the airstrip and the accommodation village.

Sustainability

The processing plant has been designed to be energy and water efficient. The mine will utilise high pressure grinding rolls which use less energy than conventional ball or SAG milling. Leach and tailings thickeners will be used to recover and recycle process water, and grey water from the village will be recycled for use in the processing plant.

Community

The proposed project will provide employment in the local community and goods and services will be procured from local businesses wherever possible. Tropicana will also generate royalties and taxes for the state and federal governments.

Consultation with key community groups has been under way for several years. A full spectrum of stakeholder consultation commenced very early in 2008, well before the project was referred to the Western Australian Environmental Protection Agency later that year. The joint venture held several public meetings in Perth, Kalgoorlie and Menzies during the various phases of the approvals process to address community concerns on an ongoing basis. Regular meetings are also held through the joint venture's Indigenous Reference Group to keep members of the Aboriginal community informed about the development of the project, including heritage matters and employment and contracting opportunities when they arise.

Environment

Significant environmental baseline surveys were conducted between 2006 and 2009 to understand key environmental and heritage values. This information was used to design a project that avoids all known populations of Declared Rare Flora and Archaeological Heritage Sites and minimises impacts on priority and threatened flora and fauna habitats. The project was referred to the Western Australia Environmental Protection Authority and the Commonwealth government in the first half of 2008. The project underwent a public environmental impact assessment in the second half of 2009 and received state and Commonwealth approval towards the end of 2010.

Global exploration

Delivering real shareholder value

through greenfield exploration

Total exploration expenditure in 2010 amounted to $198m, of which $89m was spent on greenfield exploration, $51m on brownfield exploration and the balance of $58m on prefeasibility studies. The main aim of AngloGold Ashanti's greenfield team is to make significant, high-value gold discoveries in new and existing regions, while brownfield exploration focuses on incremental additions to known orebodies and new discoveries in defined areas around existing operations.

Greenfield exploration

An expansive greenfield exploration programme was undertaken during 2010 in Australia, China, North and South America, the Middle East and North Africa (MENA), Sub-Saharan Africa and South East Asia. A total of 276,346m of diamond, reverse circulation, and aircore drilling was completed in testing existing priority targets and in the delineation of new targets in Australia, Colombia, the Solomon Islands, Gabon, Guinea, Egypt, the Democratic Republic of the Congo (DRC) and Canada. This compares to 183,481m drilled the previous year.

Greenfield activities were undertaken through joint ventures, strategic alliances and on wholly owned ground holdings. The principal objective of the greenfield exploration team is value creation through the discovery of new long-life, low-cost mines that maximise shareholder value. Discoveries and ground positions that do not meet certain investment criteria are joint-ventured or divested to maximise AngloGold Ashanti's return on its exploration investment.

In 2011, total exploration expenditure of some $375m is planned, with $100m to be spent on greenfield exploration and $111m allocated to prefeasibility studies at the La Colosa and Gramalote projects in Colombia, as well as feasibility studies at the Central Mongbwalu deposit in the DRC and associated expenditures. Of the balance, $143m is earmarked for brownfield exploration inclusive of $50m of capitalised expenditure and $21m for the De Beers joint venture focusing on marine exploration on the continental shelf.

Strategic context

AngloGold Ashanti's greenfield exploration strategy maintains a balanced portfolio and a pipeline of projects at various stages of exploration. Importantly, this requires diversification across new frontiers, emerging regions and known terranes. The range of ownership and partnership structures employed by AngloGold Ashanti helps to achieve the desired variety of targets envisaged in this strategy. Important components for new discoveries and effective resource targeting include securing new search spaces and strategic land holdings while maintaining a balanced portfolio.

AngloGold Ashanti's global exploration portfolio includes strategic world-class holdings in Colombia and Australia, where the company has progressed frontier exploration from broad geological concepts to major discoveries of the La Colosa and Tropicana-Havana deposits, two of the worlds' largest virgin gold finds of recent times. In addition, the

Greenfield exploration



Canada
Melville Project ●
Superior JV ▲
Baffin Is JV ▲

Egypt
Wadi Kareem ▲
Hodine ▲

Eritrea
Akordat North ▲
Kerkasha ▲

China
Yili Yunhai CJV ▲
Jinchanggou CJV ▲

Gabon
Dome JV ▲
Ogooue ●
Amiga JV ▲

Colombia
Gramalote JV ▲
Western Cordillera JV ▲
Rio Dulce ●
Quebradona JV ▲
La Colosa ●
Chaparral JV ▲
Salvajina ●
La Llanada ●

Guinea
Siguiri Blocks 2-4 ●

Djibouti
Stratex Afar JV ▲

Solomon Islands
Kele & Mase JV ▲
New Georgia & ▲
Vangunu JV ▲

South Africa
SASA* ■

Ethiopia
Stratex Afar JV ▲

New Zealand
Seafield JV ■

Argentina
Santa Cruz (El Volcan) ●

DRC
Kibali ▲
Kilo Project
(Mongbwalu) ▲

Tanzania
Oryx JV ▲
Mkurumu JV ▲

Australia
Cornelia Range ●
Tropicana JV ▲
Viking ●
Saxby JV ▲
Gawler JV ▲

Legend:
■ Greenfield exploration countries
■ Greenfield strategic alliances
● Pre 2010 100% AngloGold Ashanti
▲ Pre 2010 JVs
▲ New 2010 JVs
● 2010 100% AngloGold Ashanti
■ AngloGold Ashanti/ De Beers
   marine exploration JV

Brazil
Falcão JV ▲
Juruena ●
Santana JV ▲

* South African sea areas

---

dominant strategic land holdings of some 44,838km² in Australia and 15,815km² in Colombia have the potential to yield further significant new discoveries.

In the Middle East and North Africa, AngloGold Ashanti and its strategic alliance partner, Thani Investments, have made significant progress in building a regional tenement portfolio in Egypt and Eritrea. The Thani Ashanti Alliance Company is also conducting project generation in Saudi Arabia and has entered into an exploration joint venture with Stratex International in Ethiopia and Djibouti. Once again, AngloGold Ashanti has been ahead of the curve in anticipating the importance of these regions, allowing it to gain early mover advantage ahead of several of its peers.

In Sub-Saharan Africa, the focus is on new opportunities in Gabon and Tanzania, in addition to the Kilo project in the DRC and regional exploration around Siguiri in Guinea.

Work undertaken in 2008 and 2009 to rebuild a balanced exploration portfolio is starting to produce the desired results. In 2009, drilling activities were restricted to three countries as a result of changes in legislation and evolving risk profiles in the remaining countries in AngloGold Ashanti's exploration portfolio. In 2010, however, a total of 276,346m was drilled in nine countries, including, Argentina, Colombia, Canada, DRC, Guinea, Gabon, Australia, Solomon Islands and Egypt, as the company began to leverage its exploration land holdings to greater effect.

Tony O'Neill , Executive Vice President – Business and Technical Development, discusses the group's exploration programme

Podcast available at www.aga-reports.com/10/podcasts.htm

Global exploration

Project	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz Au)	Lower cut-off (g/t Au)
Havana Deeps*	2.376	3.60	0.275	2.8
Boston Shaker*	4.236	2.46	0.335	0.5 (oxide) / 0.6 (fresh)
Total**	**6.612**	**2.87**	**0.61**	

* Assumed gold price of $1,100 at an A$:$ exchange rate of 0.84:1

** Attributable ounces Au only (AngloGold Ashanti – 70%)

Achievements

Significant achievements for 2010 included the successful completion of the scoping study of the Boston Shaker and Havana Deeps extensions to the Tropicana-Havana trend in Australia and resumption of drilling at the La Colosa project in Colombia to delineate additional pre-inferred gold ounces (see table above.

Considerable progress was also made in advancing AngloGold Ashanti's greenfield exploration portfolio elsewhere in 2010. Following the company's entry into four new regions in 2009, 2010 saw rapid progress in the delineation of exploration targets, licence applications and associated approvals and exploration activities including drilling, airborne and ground geophysics and diamond drilling. Encouraging drilling and trench results have been received from Gabon, Canada, Egypt and the Solomon Islands.

Expansion

During the course of 2010, AngloGold Ashanti entered into a number of new joint ventures and strategic alliances in Brazil, Australia and the Middle East and North Africa, while downsizing in China and exiting Russia altogether. These new ventures include the Falcão joint venture in Brazil with Horizonte Minerals; the Stratex joint venture in Ethiopia/Djibouti with Stratex International; the Lusahunga joint venture in Tanzania with Oryx Mining; the Gawler joint venture in Australia with Stellar Resources; and the New Georgia and Vangunu joint ventures with XDM Resources in the Solomon Islands. AngloGold Ashanti has also applied for wholly-owned tenure in Canada known as the Melville Project and in Australia at the Cornelia Range Project. In Eritrea, two tenements known as Kerkasha and Akordat North were granted and are included in the Thani Ashanti Alliance.

Impediments

A number of targets for greenfield exploration were missed in 2010, especially those relating to resource drilling and prefeasibility studies at La Colosa and Gramalote in Colombia and at Central Mongbwalu in the DRC. The total number of metres drilled in Colombia was significantly lower than expected due to delays in the approval of the necessary environmental (water use) and access permits. Contractual and legal issues delayed the start of regional exploration drilling on the Kilo joint venture in the DRC until the quarter ended December 2010.

Project pipeline

AngloGold Ashanti holds a total of 122,286km^2 of high-priority Greenfield tenements globally from which there is a robust project pipeline. This is illustrated in the graph alongside for a number of key regions, but does not reflect AngloGold Ashanti's full project pipeline.

2010 initiatives

Initiatives to enhance the success of the greenfield exploration team included a rigorous assessment of the existing exploration portfolio. The work focused on establishing the appropriate split between frontier, emerging and known geological terranes. As a consequence the team is well positioned to increase drilling on both existing and new projects that were at or near drill-ready stage in 2010.

To further improve decision-making processes in project and portfolio management, a global portfolio management process is being implemented to encompass both technical and commercial gating elements.

Colombia

Exploration in Colombia focused upon quantifying the potential of the identified La Colosa and Gramalote gold projects by dedicated multidisciplinary brownfield project feasibility study teams, and advancing exploration for further world-class Greenfield discoveries of Miocene aged gold-rich porphyry systems in the wider La Colosa region, Quebradona, Rio Dulce, Chaparral, Salvajina and the La Llanada mineral fields.



Pathway to value – concept to resource definition

Create from value platform		Crystallise value	

Tropicana Regional → Tumbleweed, Black Dragon, Dragonfly → Havana Deeps Boston Shaker

Colombia Regional → La Colosa Regional, Salvajina, Quebradona, Rio Dulce

Soloman Is. → New Georgia JV → Mase/Kele JV → Vulu, Tango

Arctic Canada → Superior JV → Baffin Island → Malrok, Kanosak

Egypt → Hodine → Hutite

Gabon Regional → Mevang → Ndjole → LaMbouli

Project generation	Target generation	Drill target definition	Drill testing	Resource definition/ conceptual studies	Prefeasibility

Early-stage exploration	Mid-stage exploration	Late-stage exploration

4-5 yrs   3-4 yrs   2-3 yrs   1-2 yrs

The synthesis of proprietary airborne and ground geophysical and geochemical data sets built up over the last decade of AngloGold Ashanti's involvement in Colombia has facilitated consolidation of a world-class tenement portfolio with a robust project pipeline.

Systematic regional greenfield exploration was undertaken by AngloGold Ashanti and its joint venture partners B2Gold, Glencore International and Mineros S.A. in Colombia. AngloGold Ashanti has consolidated the tenement position from roughly 100,000km² in 2009, to 15,815km² at the end of 2010 through a variety of structures including joint ventures and the relinquishment of non-prospective areas.

At the wholly owned La Colosa project, brownfield exploration led drilling and prefeasibility development resumed during the third quarter. AngloGold Ashanti secured regional opportunities surrounding La Colosa and exploration of the greater La Colosa area is continuing with the objective of discovering and quantifying similar gold-rich porphyry mineralisation styles.

At Gramalote (51% AngloGold Ashanti, 49% B2Gold), the joint venture partners renegotiated their agreement, resulting in AngloGold Ashanti assuming management of the project via a designated brownfield-exploration-led project feasibility study team. Feasibility drilling began during the last quarter of 2010, after a hiatus of more than 12 months.

In all, a number of targets were generated by systematic exploration of an area covering 15,815km² of mineral tenement contracts and applications in 2010. Two targets were drilled and four remain to be drill tested in Colombia. AngloGold Ashanti will continue to push its first-mover advantage and dominant land position, particularly as major competitors realise the potential of Colombia, which has not seen a major gold mine development for decades.

Canada

AngloGold Ashanti continued greenfield exploration in several areas of Canada in 2010, both on its own at the Melville Project and in joint venture with Laurentian Goldfields and Commander Resources.

Superior joint venture (Laurentian Goldfields) – the Laurentian Goldfields Superior Province alliance is active in several areas of eastern Canada. Some 669km² of tenements considered prospective for gold mineralisation have been pegged in the Goldpines South joint venture.

Baffin Island joint venture (Commander Resources) – AngloGold Ashanti is earning into a joint venture on Commander's Baffin Island properties. Field work completed during 2010 included 5,500m of diamond drilling at the Kanosak and Malrok prospects. The gold occurrences on Baffin Island are hosted by a package of gently dipping rocks in a fold and thrust belt.

Global exploration

The gold event appears to be relatively late and is associated with arsenopyrite. Significant drill results from the Malrok prospect include 3.24m @ 7.65g/t Au and 0.50m @ 14.4g/t Au. High-grade intersections such as 0.51m @ 31.38g/t Au and 1.45m @ 7.48g/t Au were returned from the Kanosak prospect.

Brazil

AngloGold Ashanti completed the first year of greenfield exploration at the Santana joint venture with Horizonte Minerals and has signed a new joint venture agreement with the same partner over the advanced Falcão project, where infill soil sampling over the 6km x 2km, gold-in-soil anomaly was completed, along with detailed geological surface mapping. Ground gradient array induced polarisation and airborne magnetic-radiometric geophysical surveys were also conducted to assist with the definition of drill targets. Encouraging results were received for the Santana joint venture and work will continue in 2011.

Democratic Republic of the Congo

AngloGold Ashanti owns an 86.22% stake in Ashanti Goldfields Kilo (AGK), the joint venture company, while the remaining 13.78% is held by OKIMO, the country's state-owned gold company. Of the 7,443km² previously held under exploitation licences by OKIMO, 5,447km² has been transferred to AGK under the terms of the agreement, with 399km² pending transfer. A feasibility study on the 1.90Moz Central Mongbwalu project is scheduled for completion in the first half of 2011.

Regional drilling programmes recommenced during the fourth quarter of 2010 and a total of 139m in one diamond hole was completed at the Mont Tsi prospect. Soil and stream sediment sampling and reconnaissance mapping of the tenement is ongoing.

A total of 7,729 soil, 408 stream sediment, 1,600 trench and pit samples were collected for the year.

Gabon

In Gabon, AngloGold Ashanti and its joint venture partners advanced exploration over 16,248km² of tenements, using geological mapping, soil sampling, channel sampling and drilling. Some 1,223m of diamond drilling were completed at the LaMboumi prospect, with a best result returned of 3m @ 0.72g/t Au. Further work will be undertaken in 2011 to test a number of well defined gold in soil anomalies.

Russia

During the year, AngloGold Ashanti developed a plan to monetise its assets and withdrew from greenfield exploration in Russia.

Middle East and North Africa

The Thani Ashanti strategic alliance with Thani Investments significantly increased its presence in the Arabian Nubian Shield and other parts of the Middle East and North Africa during 2010.

Active exploration in Egypt returned significant trench results (33m @ 4.37g/t Au) at the Hutite prospect of the Hodine concession, where drilling commenced in late 2010. Two licences, were applied for and granted to the Thani Ashanti joint venture in Eritrea during 2010 and a further two applications were made late in the year. A new joint venture was formed in Ethiopia/Djibouti with Stratex International to explore for epithermal mineralisation in the Afar Depression. Extensive project generation activities were also conducted in Saudi Arabia.

South East Asia

In the Solomon Islands, AngloGold Ashanti signed two new joint venture agreements with XDM Resources – New Georgia and Vangunu – following the two joint ventures initiated the previous year. These new joint ventures cover an additional 1,171km² in the New Georgia Belt, effectively consolidating the greenfield exploration potential of the entire island chain. The potential to host high-grade, gold-silver bearing low sulphidation epithermal veins and gold-copper porphyry systems has been demonstrated during 2010.

The Kele and Mase joint venture agreements, formed in 2009 and covering 738km², have been the focus of exploration efforts. Exploration activities in 2010 included drilling (8,747m), trenching, field mapping, soil and rock chip sampling, spectral studies and airborne electromagnetic surveying. Best results from drilling at Kele include 15.5m @ 7.89g/t Au, 30.2m @ 2.74g/t Au and 6.2m @ 8.63g/t from argillic alteration zones. Best results from trenching include 25m @ 3.1g/t, 8m @ 3.5g/t

and 13m @ 1.61g/t Au. Mase exploration is at an earlier stage, trench results from 2010 include 57m @ 0.51g/t Au, 83m @ 0.19g/t Au, 25m @ 0.47g/t Au and 37m @ 0.51g/t Au. Mineralisation is associated with stockworking and overlapping epithermal veining.

China

AngloGold Ashanti's exploration activity in China declined during 2010 and is now restricted to opportunity-based business development and exploration. AngloGold Ashanti retained its 70% interest in the Gansu Longxin Minerals co-operative joint venture over the Jinchanggou group of properties in the province of Gansu, located in western China.

Australia

The Tropicana joint venture (AngloGold Ashanti 70%, Independence Group NL 30%) is systematically targeting a belt of tectonically reworked Archaean (c. 2640 Ma) rocks that form the eastern margin of the Yilgarn Craton, Western Australia. The +3.7Moz (attributable) Tropicana gold discovery is a new mineral deposit style in this previously unrecognised and unexplored gold province. Exploration in the "Tropicana Belt" has primarily focused on reverse circulation (RC) and diamond drill testing of targets in support of the Tropicana Gold Project resource development, with regional exploration predominantly in early stages of work to advance about 50 key prospects to drill testing stages.

In 2010, the region's exploration potential was further realised with the discovery of the Boston Shaker deposit, about 360m north of the Tropicana open pit, and underground resource extensions down plunge of the Havana deposit (Havana Deeps). Scoping level studies for Boston Shaker and Havana Deeps were completed in December 2010 and have defined a total of 1.1Moz Mineral Resource. The potential for further Mineral Resource growth is highlighted by a recent step-out exploration drill hole which intercepted mineralisation 1.2km down plunge of the Havana open pit design at vertical depth of 1km.

During the year, a total of 2,889 aircore holes were drilled for 123,973 metres, 552 reverse circulation holes for 76,802.3m and 137 diamond holes for 41,094m. In addition, 3,194 surface auger samples were collected, 32,962 line kilometres of aeromagnetic and radiometric surveys flown, and 200 line kilometres of EM data were acquired.

The best results for the year came from diamond drilling intercepts at Boston Shaker, including 32m @ 3.7g/t Au from 181m and 18m @ 4.3g/t Au from 34m. The best results from Havana Deeps include 35m @ 5.0g/t Au from 514m and 16m @ 9.7g/t Au from 369m.

In regional exploration, significant aircore results were returned from a number of prospects. At Black Dragon, 30km north-east of Tropicana, results included 6m @ 1.66g/t Au from 12m and 4m @ 0.54g/t Au from 30m. At Springbok, 5km north of Tropicana, results included 12m @ 0.53g/t Au from 32m. At Iceberg, 30km south of Tropicana, results included 3m @ 0.61g/t Au from 53m, 2m @ 0.82g/t Au from 50m and 1m @ 1.45g/t Au from 66m in the same hole, and 1m @ 1.03g/t Au from 39m.

In addition to the 16,104km^2 of the Tropicana joint venture, the company holds a 100% interest in the 12,949km^2 Viking project to the southwest, including 9,313km^2 of granted exploration licences. Surface geochemical sampling continued at Viking throughout the year, resulting in the definition of a pipeline of geochemical targets for follow-up exploration. First-pass aircore drilling began in the fourth quarter and with 11,437m of drilling having been completed, geochemical results are awaited. The two strongest gold-in-soil anomalies tested by aircore drilling are of similar dimensions and gold tenor as the original geochemical anomaly that delineated the Tropicana deposit.

AngloGold Ashanti completed five diamond drill holes, for 4,044m at the Saxby (815km^2) joint venture with Falcon Minerals Limited in northwest Queensland. Results include 15m @ 9.09 g/t Au from 701m. Further work is required to understand the significance and access the full potential of this system. Subsequent to year-end, AngloGold Ashanti withdrew from exploring in Saxby.

AngloGold Ashanti entered into two new projects in Australia in 2010. The first of these is the wholly-owned Cornelia Range project covering 13,780km^2 of exploration licence applications made over the eastern Capricorn Orogen and adjacent Paterson Orogen in central Western Australia. The project is 500km north of Sunrise Dam and 300km from each of the major gold mining centres of Telfer (Paterson Orogen), Jundee and Plutonic (Yilgarn Craton). The second project is the Gawler joint venture with Stellar Resources Limited (1,190km^2) to explore for iron oxide-copper-gold (IOCG) deposits in the Gawler Craton of South Australia.

Mineral Resource and Ore Reserve

– a summary

Mineral Resources and Ore Reserves

underpin
growth

Mineral Resources and Ore Reserves are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition). Mineral Resources are inclusive of the Ore Reserve component unless otherwise stated.

Mineral Resources

When the 2009 Mineral Resource is restated to exclude the sale of Tau Lekoa (6.2Moz), the Mineral Resource is reduced from 226.7Moz to 220.5Moz. The total Mineral Resource remained steady, dropping slightly from 220.5Moz in 2009 to 220.0Moz in December 2010. A year-on-year increase of 5.8Moz occurred before depletion is taken into account and a decrease of 0.5Moz after depletion. It should be noted that changes in economic assumptions from 2009 to 2010 resulted in the Mineral Resource increasing by 3.5Moz whilst exploration and modelling resulted in an increase of 0.7Moz.

The remaining increase of 1.6Moz resulted from various other factors. Depletions from the Mineral Resource for 2009 totalled 6.3Moz.

Mineral Resources have been estimated using a gold price of $1,100/oz (2009: $1,025/oz).

Ore Reserves

When the 2009 Ore Reserve is restated to exclude Tau Lekoa (0.8Moz), the 2009 Ore Reserve is reduced from 71.4Moz to 70.6Moz. Using the restated figure, the AngloGold Ashanti Ore Reserve increased from 70.6Moz in 2009 to 71.2Moz in December 2010. A year-on-year increase of 6.2Moz occurred before depletion of 5.6Moz, resulting in an increase of 0.6Moz after depletion. It should be noted that changes in the economic assumptions from 2009 to 2010 resulted in the Ore Reserve increasing by 2.4Moz while exploration and modelling resulted in a further increase of 3.8Moz.

Ore Reserves were estimated using a conservative gold price of $850/oz (2009: $800/oz).

Mineral Resource		Moz
Mineral Resource as at 31 December 2009		**226.7**
Sale of Tau Lekoa		(6.2)
Restated 2009 Mineral Resource		**220.5**
Reductions		
Great Noligwa	Due to economics and depletion	(2.4)
TauTona	Transfers to Mponeng to improve change of mining	(1.3)
Siguiri	Revision to modelling procedures and increased costs	(1.0)
Other	Total of non-significant changes	(3.6)
Additions		
Vaal River Surface	An economic study demonstrated that these tailings can	3.0
West Wits Surface	be economically reworked to recover uranium	1.3
Other	Total of non-significant changes	3.5
Mineral Resource as at 31 December 2010		**220.0**

Rounding of numbers may result in computational discrepancies

Mineral Resource reconciliation
2010 vs 2009 (Moz)



| Change | 220.5 2009* | (4.7) Reductions | (3.6) Other | 7.8 Additions | **220 2010** |

* Restated to exclude Tau Lekoa

Ore Reserve reconciliation
2010 vs 2009 (Moz)



| Change | 70.6 2009* | (3) Reductions | (1.2) Other | 4.7 Additions | **71.2 2010** |

* Restated to exclude Tau Lekoa

Mineral Resource and Ore Reserve

– a summary

Ore Reserve		Moz
Ore Reserve as at 31 December 2009		**71.4**
Sale of Tau Lekoa		(0.8)
Restated 2009 Ore Reserve		**70.6**
Reductions		
Geita	Depletions and model changes	(0.9)
Obuasi	Depletions and refinements to Ore Reserve estimation	(0.7)
Siguiri	Remodelling in accordance with reconciliation and depletion	(0.7)
TauTona	Depletion and transfers to Mponeng, minor model changes	(0.7)
Other	Total of non-significant changes	(1.2)
Additions		
Cripple Creek & Victor	MLE2 project study incorporated	1.4
Mponeng	Successful conversion drilling and minor transfers from TauTona and Savuka	1.2
Sadiola	Additions from Deep Sulphide project	0.8
Other	Total of non-significant changes	1.3
Ore Reserve as at 31 December 2010		**71.2**

Rounding of numbers may result in computational discrepancies

By-products

Several by-products are recovered as a result of the processing of gold Ore Reserves. These include 21,591t of uranium oxide from the South African operations, 443,761t of sulphur from Brazil and 34.6Moz of silver from Argentina. Details of by-product Mineral Resources and Ore Reserves are given in the Mineral Resource and Ore Reserve Report 2010*.

External audit of Mineral Resource

During the course of the year and as part of the rolling audit programme, AngloGold Ashanti's 2010 Mineral Resources at the following operations were submitted for external audit by the Australian-based company Quantitative Group (QG):

- Vaal Reef at Great Noligwa, Kopanang and Moab Khotsong mines;
- Cerro Vanguardia;
- Serra Grande;
- Cripple Creek & Victor; and
- Mongbwalu.

AngloGold Ashanti's 2010 Ore Reserves at the following operations were submitted for external audit by a number of international consulting companies, namely:

- Geita — AMC
- Obuasi — AMC
- Siguiri — AMC
- Sunrise Dam: Underground — Optiro
- Cripple Creek & Victor — Pincock Allen and Holt
- Cerro Vanguardia — Xstract
- Serra Grande — Xstract
- AGA Mineração-Cuiabá — Xstract

The company has been informed that the audits identified no material shortcomings in the process by which AngloGold Ashanti's Mineral Resources and Ore Reserves were evaluated. It is the company's intention to continue this process so that each of its operations will be audited, on average, every three years.

Competent persons

The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by the Competent Persons. These individuals are identified in the expanded Mineral Resource and Ore Reserve Report 2010*. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources or Ore Reserves. A documented chain of responsibility exists from the

Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, MAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

*   A detailed breakdown of Mineral Resources and Ore Reserves is provided in the Mineral Resource and Ore Reserve Report 2010, which is available on or about 26 March 2011 on the AngloGold Ashanti website (www.anglogoldashanti.com), from where it may be downloaded as a PDF file using Adobe Acrobat Reader. The report is also available in printed format on request from the AngloGold Ashanti offices at the addresses given at the back of the Annual Financial Statements.

Inclusive Mineral Resource – attributable

As at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa	Measured	26.51	15.30	405.52	13.04
	Indicated	753.04	2.76	2,075.87	66.74
	Inferred	40.82	13.81	563.55	18.12
	Total [1]	820.38	3.71	3,044.94	97.90
Democratic Republic of the Congo	Measured	–	–	–	–
	Indicated	59.67	3.64	217.41	6.99
	Inferred	30.54	3.27	99.94	3.21
	Total	90.21	3.52	317.35	10.20
Ghana	Measured	77.12	4.83	372.49	11.98
	Indicated	83.38	3.82	318.84	10.25
	Inferred	105.26	3.71	390.99	12.57
	Total	265.76	4.07	1,082.33	34.80
Guinea	Measured	43.18	0.65	28.28	0.91
	Indicated	101.78	0.77	78.19	2.51
	Inferred	77.77	0.85	66.11	2.13
	Total	222.73	0.77	172.58	5.55
Mali	Measured	15.52	1.36	21.17	0.68
	Indicated	54.86	1.79	98.07	3.15
	Inferred	19.87	1.66	32.98	1.06
	Total	90.24	1.69	152.22	4.89

Mineral Resource and Ore Reserve
– a summary

Inclusive Mineral Resource – attributable (continued)

As at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Namibia	Measured	23.30	0.86	20.09	0.65
	Indicated	72.57	1.28	92.78	2.98
	Inferred	23.33	1.13	26.41	0.85
	Total	**119.20**	**1.17**	**139.28**	**4.48**
Tanzania	Measured	–	–	–	–
	Indicated	80.32	3.37	270.88	8.71
	Inferred	21.95	3.62	79.57	2.56
	Total	**102.27**	**3.43**	**350.46**	**11.27**
Australia	Measured	34.88	1.74	60.55	1.95
	Indicated	35.49	2.85	101.12	3.25
	Inferred	19.84	2.90	57.63	1.85
	Total	**90.21**	**2.43**	**219.30**	**7.05**
Argentina	Measured	11.12	1.50	16.63	0.53
	Indicated	20.86	3.82	79.69	2.56
	Inferred	10.20	3.19	32.55	1.05
	Total	**42.18**	**3.06**	**128.87**	**4.14**
Brazil	Measured	11.18	6.39	71.43	2.30
	Indicated	15.60	6.10	95.14	3.06
	Inferred	30.80	6.81	209.73	6.74
	Total	**57.57**	**6.54**	**376.31**	**12.10**
Colombia	Measured	–	–	–	–
	Indicated	15.78	0.93	14.75	0.47
	Inferred	414.06	0.98	406.06	13.06
	Total	**429.85**	**0.98**	**420.81**	**13.53**
United States	Measured	283.04	0.78	221.76	7.13
	Indicated	216.53	0.73	157.18	5.05
	Inferred	79.61	0.75	59.66	1.92
	Total	**579.18**	**0.76**	**438.60**	**14.10**
Total	Measured	525.84	2.32	1,217.92	39.16
	Indicated	1,509.88	2.38	3,599.94	115.74
	Inferred	874.07	2.32	2,025.18	65.11
	Total	**2,909.79**	**2.35**	**6,843.04**	**220.01**

[1] *The reduction in grade relative to the Measured and Inferred Mineral Resource is due to the inclusion of 505Mt at 0.28g/t of tailings and rock dump Mineral Resource.*

Exclusive Mineral Resource – attributable

As at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa	Measured	15.29	17.73	271.14	8.72
	Indicated	563.41	1.65	927.58	29.82
	Inferred	19.64	18.69	367.04	11.80
	Total [1]	**598.34**	**2.62**	**1,565.75**	**50.34**
Democratic Republic of the Congo	Measured	–	–	–	–
	Indicated	26.23	2.93	76.72	2.47
	Inferred	30.54	3.27	99.94	3.21
	Total	**56.77**	**3.11**	**176.66**	**5.68**
Ghana	Measured	29.69	6.96	206.52	6.64
	Indicated	34.46	2.45	84.26	2.71
	Inferred	105.26	3.71	391.01	12.57
	Total	**169.41**	**4.02**	**681.79**	**21.92**
Guinea	Measured	4.46	0.80	3.59	0.12
	Indicated	34.07	0.77	26.22	0.84
	Inferred	77.77	0.85	66.11	2.13
	Total	**116.30**	**0.82**	**95.91**	**3.08**
Mali	Measured	4.69	0.75	3.50	0.11
	Indicated	18.27	1.69	30.79	0.99
	Inferred	19.09	1.70	32.37	1.04
	Total	**42.05**	**1.59**	**66.66**	**2.14**
Namibia	Measured	9.03	0.58	5.24	0.17
	Indicated	42.83	1.11	47.50	1.53
	Inferred	23.33	1.13	26.41	0.85
	Total	**75.20**	**1.05**	**79.15**	**2.54**
Tanzania	Measured	–	–	–	–
	Indicated	41.62	2.93	121.83	3.92
	Inferred	21.95	3.62	79.57	2.56
	Total	**63.57**	**3.17**	**201.40**	**6.48**
Australia	Measured	10.83	0.93	10.10	0.32
	Indicated	12.10	2.92	35.29	1.13
	Inferred	19.84	2.90	57.63	1.85
	Total	**42.77**	**2.41**	**103.02**	**3.31**

Mineral Resource and Ore Reserve
– a summary

Exclusive Mineral Resource – attributable (continued)

As at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Argentina	Measured	1.36	3.61	4.91	0.16
	Indicated	16.70	2.20	36.72	1.18
	Inferred	9.95	2.97	29.56	0.95
	Total	**28.01**	**2.54**	**71.18**	**2.29**
Brazil	Measured	6.37	6.15	39.19	1.26
	Indicated	8.35	6.10	50.93	1.64
	Inferred	28.08	6.78	190.31	6.12
	Total	**42.81**	**6.55**	**280.44**	**9.02**
Colombia	Measured	–	–	–	–
	Indicated	15.78	0.93	14.75	0.47
	Inferred	414.06	0.98	406.06	13.06
	Total	**429.85**	**0.98**	**420.81**	**13.53**
United States	Measured	135.85	0.75	102.38	3.29
	Indicated	137.77	0.71	98.42	3.16
	Inferred	69.52	0.77	53.85	1.73
	Total	**343.14**	**0.74**	**254.66**	**8.19**
Total	Measured	217.57	2.97	646.57	20.79
	Indicated	951.59	1.63	1,551.01	49.87
	Inferred	839.05	2.15	1,799.86	57.87
	Total	**2,008.21**	**1.99**	**3,997.44**	**128.52**

[1] The reduction in grade relative to the Measured and Inferred Mineral Resource is due to the inclusion of 505Mt at 0.28g/t of tailings and rock dump Mineral Resource.

Ore Reserves by country – attributable

As at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa	Proved	12.03	8.24	99.07	3.19
	Probable	191.99	4.41	845.74	27.19
	Total [2]	**204.02**	**4.63**	**944.81**	**30.38**
Democratic Republic of the Congo	Proved	–	–	–	–
	Probable	33.44	4.21	140.69	4.52
	Total	**33.44**	**4.21**	**140.69**	**4.52**

Ore Reserves by country – attributable (continued)

As at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Ghana	Proved	44.01	3.13	137.85	4.43
	Probable	49.30	4.41	217.28	6.99
	Total	**93.31**	**3.81**	**355.13**	**11.42**
Guinea	Proved	39.05	0.62	24.38	0.78
	Probable	67.44	0.74	49.71	1.60
	Total	**106.49**	**0.70**	**74.08**	**2.38**
Mali	Proved	4.96	2.23	11.03	0.35
	Probable	39.18	1.78	69.82	2.24
	Total	**44.14**	**1.83**	**80.86**	**2.60**
Namibia	Proved	14.27	1.02	14.49	0.47
	Probable	29.74	1.45	42.99	1.38
	Total	**44.01**	**1.31**	**57.48**	**1.85**
Tanzania	Proved	–	–	–	–
	Probable	40.92	3.20	131.06	4.21
	Total	**40.92**	**3.20**	**131.06**	**4.21**
Australia	Proved	24.05	2.10	50.45	1.62
	Probable	23.39	2.81	65.83	2.12
	Total	**47.44**	**2.45**	**116.28**	**3.74**
Argentina	Proved	9.54	1.22	11.63	0.37
	Probable	8.57	5.32	45.62	1.47
	Total	**18.10**	**3.16**	**57.25**	**1.84**
Brazil	Proved	6.91	5.80	40.06	1.29
	Probable	7.40	5.26	38.88	1.25
	Total	**14.30**	**5.52**	**78.94**	**2.54**
United States	Proved	147.19	0.81	119.37	3.84
	Probable	78.76	0.75	58.76	1.89
	Total	**225.95**	**0.79**	**178.13**	**5.73**
Total	Proved	302.00	1.68	508.32	16.34
	Probable	570.12	2.99	1,706.39	54.86
	Total	**872.12**	**2.54**	**2,214.71**	**71.20**

[2] The reduction in grade relative to the Proved Ore Reserve is due to the inclusion of 111Mt at 0.49g/t of tailings and rock dump Ore Reserve.

Gold, uranium and silver markets

Commodities buoyant in 2010

as gold price reaches an

all-time

high

Gold market in 2010

Product and marketing channels

Gold accounts for 98% of AngloGold Ashanti's revenue, with the balance derived from sales of silver, uranium oxide and sulphuric acid. These products are sold on international markets.

Gold produced by AngloGold Ashanti's mining operations is processed to saleable form at various precious metals refineries. Once gold is refined to this marketable form (normally large bars weighing about 12.5kg and containing 99.5% gold, or smaller bars of equal or greater purity weighing 1kg or less) the metal is sold through refineries or directly to bullion banks.

Bullion banks are registered commercial banks that deal in gold, distributing bullion bought from mining companies and refineries to markets worldwide. These banks hold consignment stocks in all major physical markets and finance these inventories from the margins they charge physical buyers.

Gold market characteristics

Gold price movements are largely driven by macroeconomic factors such as inflation expectations, currency and interest rate fluctuations or global and regional political events that are judged to affect the world economy. For millennia, gold has been a store of value in times of price inflation and economic uncertainty. This attribute, together with the presence of significant gold stocks held above ground, has at times dampened the impact of supply and demand fundamentals on the market. Trade in physical gold, however, remains an important factor in determining a price floor. Gold bars and high-caratage jewellery remain a major investment vehicle in the emerging markets of India, China and the Middle East.

The gold market is relatively liquid compared to those for many other commodities, with deep and established markets for gold futures and forward sales on the various exchanges, as well as in over-the-counter markets.

Physical gold demand

The physical gold market is dominated by the jewellery and investment sectors, which together account for some 90% of total demand. The balance of gold supply is used in dentistry and electronics.

While the quantity of gold used in jewellery consumption has decreased over the last decade, the investment market has largely absorbed available supply. Investment in physical gold includes bar hoarding, coins, medals and other retail investment instruments as well as a burgeoning market for exchange traded funds (ETFs). The latter have, since their inception in 2002, entrenched their position as a vehicle for retail and institutional investors. ETF investment activity was once again strong during 2010, with overall holdings continuing to grow, albeit at a slower rate than in 2009.

Newly mined gold accounts for just over 60% of total supply. Due to its high value, gold is rarely destroyed and some 161,000t of the metal, the equivalent of about 65 years of newly mined supply at current levels, is estimated to exist in the form of jewellery, central bank gold reserves and private investment.

Gold demand by sector

Jewellery demand

The jewellery market improved in 2010 from the previous year, with a welcome return to form for the vital Indian jewellery market. China, the only major gold jewellery market to grow in 2009, showed further growth in 2010. These two countries are the world's largest gold consumers with high-caratage jewellery (22 carat in India and 24 carat in China) serving an important investment purpose. In fact, jewellery demand significantly exceeds investment demand in the form of ETFs, coins and bar hoarding in both nations.

In India, over 750t of gold were imported in 2010, a new record, and up from 557t the previous year. Indian consumers view gold jewellery as a form of savings and so do not readily sell their jewellery. Gold reached record prices in rupee terms and still consumers did not cash-out en masse, with so-called

`recycling' of jewellery remaining around the longer-term average levels of 25%. Unlike 2009, the record gold price has been accepted by Indian consumers who continued a long tradition of buying the precious metal as insurance against inflation and economic shock.

Chinese jewellery demand in 2010 rose some 10% over 2009. Most of this increase took the form of pure gold jewellery, which holds superior investment appeal to the 18 carat variety known in China as K Gold. Nevertheless, the K Gold market also showed a welcome gain of 5%, following a 10% decline in 2009. Consumer psychology in 2010 was marked by the growing perception that gold is an important component of any asset portfolio. This view was previously the domain of wealthy Chinese, but encouragingly, the middle class began to exhibit a similar tendency. Chinese consumers showed little aversion to the higher price of gold, given the investment appeal of pure gold jewellery and a bullish outlook on the gold price.

The Middle Eastern market improved from 2009 levels, but the recovery was patchy and less substantial than the Indian resurgence. In the United Arab Emirates, the jewellery sector experienced a strong rebound in the second half of the year as consumer confidence returned to the local economy. The 22 carat segment remained the category leader thanks to heavy buying from expatriates from the Asian subcontinent. Turkey experienced a moderate increase in jewellery sales and exhibited a promising trend for most of the year. In dollar terms, gold jewellery exports from the region increased by 22%. In the Kingdom of Saudi Arabia, each quarter saw a year-on-year increase in gold demand but consumers remained cautious given the rising price. Elevated prices, however, kept recycling at customary levels.

Investment demand

ETF holdings experienced mixed fortunes in 2010, after registering net disinvestment in the first quarter. This trend reversed in the second and third quarters before stagnating in the final three months of the year at approximately 2,100t, or around 68Moz.

Gold, uranium and silver markets

Growth in gold holdings held by ETFs
2009 vs 2010 (indexed)



The cumulative growth in ETFs for 2010 was around 330 tonnes, in line with annual average growth rates since 2003. In 2009, however, ETF holdings grew by 617 tonnes in a year that saw a 24% rise in the gold price. In 2010, ETF growth was significantly slower despite a 30% rise in the price of the metal. However, the value of the gold ETF market grew by 55% to $34bn.

The universe of gold ETFs has grown steadily since inception, with 16 products now spanning global financial exchanges from New York to Johannesburg and Istanbul to Dubai, among others. In the second half of 2010, China permitted domestic institutional investors to invest in international ETFs, broadening global investment channels for gold and – given the Chinese appetite for gold – generating significant potential for a fresh, largely untapped demand source. In India, the ETF market doubled in volume to around 16 tonnes.

Coin and bar markets in most major markets saw continued firm demand in 2010. In China, investment demand grew to 35% of total demand. China Gold Corporation reported remarkable sales of 45t, while ICBC bank sold 27t of the yellow metal. In the US, several reports chronicled the US Mint's inability to keep pace with gold coin demand. The Middle Eastern market saw sustained interest in large denomination bullion bars from high-net-worth individuals.

Central bank holdings, sales and purchases

Central banks periodically sell or add to their gold reserves. Most central bank sales take place under so-called Central Bank Gold Agreements (CBGA), which compel signatories to sell in a stable and responsible fashion to minimise the impact on the global market. The third of these agreements, in effect since 27 September 2009, limits signatories to annual sales of 20% less than the previous agreement.

Given the turmoil in global financial markets and the strong performance of gold, it is unsurprising that there was little central bank selling in 2010. In the first full year of the third CBGA, just 6t of sales were reported against the annual quota of 400t excluding sales by the International Monetary Fund (IMF).

Official sector activity in 2010 was dominated by sales of a portion of the IMF inventory announced in late 2009. In addition to the purchase by the Reserve Bank of India in 2009 of roughly half the 403t offered, Mauritius, Sri Lanka and Bangladesh made their own acquisitions from the IMF. These four countries account for roughly 55% of the gold the IMF had to sell, with the balance sold on the open market.

AngloGold Ashanti's marketing spend

AngloGold Ashanti has remained committed to growing the gold market.

The company is an active member of the World Gold Council, and subscriptions to this industry body account for the bulk of marketing expenditure. AngloGold Ashanti also remains involved in independent projects to grow jewellery demand in partnership with companies including Tanishq, a subsidiary of the TATA Group. AuDITIONS, the company's own global gold jewellery design competition, promotes improved gold jewellery design and has become a well-recognised corporate marketing tool. See the competition website at www.goldauditions.com.

Uranium market in 2010

AngloGold Ashanti's uranium production is sold via a combination of spot sales and residual legacy agreements expiring in 2013.

After languishing between $40/lb to $50/lb for more than a year, the spot price of uranium began to rise sharply toward the end of October and ended 2010 at $61.50/lb, the highest price since the onset of the global financial crisis in September 2008. The move appears to have been caused by a combination of a production shortfall, restocking by utilities and the launch of a physically backed ETF for uranium.

Demand is likely to remain robust as the number of nuclear reactors increases globally – there are currently 441 reactors in operation and a further 58 under construction. This number is likely to increase as global emphasis shifts towards greener, more environmentally friendly energy sources.

At the moment current demand can be met from existing mine production and stockpiles, however within the next two to three years the market is likely to move to a deficit.

Silver market in 2010

AngloGold Ashanti produces silver as a by-product of gold at a number of its global operations and principally at its Cerro Vanguardia mine in Argentina.

The silver price rallied more than 80% over the course of the year, ending at almost $31/oz from the year's opening levels of $17/oz. The gold/silver ratio, which measures how many ounces of silver can be bought with an ounce of gold, ended the year well below its five-year average at 47. In addition to robust investor demand, industrial and retail offtake helped improve fundamentals for the white metal.

Although COMEX investors sold silver rather aggressively during the latter part of the year, global silver ETF holdings continued to climb throughout 2010, exceeding 500Moz at year end. This represents an increase of some 100Moz. In addition to the significant ETF boost, GFMS estimated that silver coin minting rose 23% in 2010 and reports suggest continued robust physical demand for silver bars and coins in North America.

Gold-silver ratio
2006 - 2010



■ Five-year average = 59

Board of directors and executive management

Directors and management noted for their

expertise and

experience

Executive directors

Mr M Cutifani (52) (Australian), BE (Min. Eng)

Chief executive officer

Mark Cutifani was appointed to the board of AngloGold Ashanti on 17 September 2007 and as chief executive officer on 1 October 2007. He is chairman of the Executive Committee and a member of the Transformation and Human Resources Development, Safety, Health and Sustainable Development, Investment, Party Political Donations, Risk and Information Integrity committees. He attends Audit and Corporate Governance Committee meetings as an invitee.

Mark has considerable experience across several mining sectors and operating jurisdictions, having worked extensively in the gold, coal and base metals industries since 1976 in the Americas, Africa, Australia and the Asia Pacific regions. Prior to joining AngloGold Ashanti, he held the position of chief operating officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco's global nickel business. He is currently Vice-President of the South African Chamber of Mines.

Mr S Venkatakrishnan (Venkat) (45) (British), BCom, ACA (ICAI)

Chief financial officer

Venkat joined AngloGold Ashanti on 1 July 2004 from Ashanti Goldfields Company Limited (Ashanti) where he was Chief Financial Officer until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August 2005, is a member of the Executive, Investment and Risk and Information Integrity committees and is invited to attend meetings of the Audit and Corporate Governance Committee.

Venkat has extensive financial experience, having been a director in the reorganisation services division of Deloitte & Touche in London prior to joining Ashanti in 2000.

Non-executive directors

Mr TT Mboweni (51) (South African), BA, MA, (Development Economics)

Chairman and independent non-executive

Tito Mboweni was appointed to the board and as chairman of AngloGold Ashanti on 1 June 2010. Mr Mboweni has a long and outstanding record of public service. As Labour Minister from 1994 to 1998, he was the architect of South Africa's post-apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to AngloGold Ashanti's operational approach in South Africa. The past ten years have cemented his reputation as one of the world's foremost and highly respected Central Bank governors. He is chairman of the Nominations Committee and is a member of the Investment, Financial Analysis and Party Political Donations committees.

Dr TJ Motlatsi (59) (South African), Hon DSoc Sc (Lesotho)

Deputy chairman and independent non-executive

James Motlatsi was appointed to the board of AngloGold Ashanti on 1 April 1998 and deputy chairman on 1 May 2002.

He is chairman of the Transformation and Human Resources Development and the Party Political Donations committees and a member of the Safety, Health and Sustainable Development, Nominations and Remuneration committees.

James has substantial experience in and knowledge of the mining industry in general and of South Africa in particular. His association with the industry in South Africa spans more than 30 years in various positions including that of past president of the National Union of Mineworkers. He is the executive chairman of TEBA Limited, a service organisation primarily responsible for the recruitment of mineworkers for the South African mining industry.

James retired from the board on 17 February 2011.

Mr FB Arisman (66) (American), MSc (Finance)

Independent non-executive

Frank Arisman joined the board of AngloGold Ashanti on 1 April 1998. He serves on six board committees: Audit and Corporate Governance, Safety, Health and Sustainable Development, Nominations, Remuneration, Risk and Information Integrity committees and chairs the Investment and the Financial Analysis committees.

Frank, who resides in the USA, has a rich background in management and finance through his experiences at JP Morgan where he held various positions prior to his retirement.

Mr R Gasant (51) (South African), CA (SA), ACIMA

Independent non-executive

Rhidwaan Gasant was appointed to the board of AngloGold Ashanti on 12 August 2010 and is chairman of the Risk and Information Integrity Committee, as well as a member of the Audit and Corporate Governance, Nominations and Financial Analysis Committees. He is the former Chief Executive Officer of Energy Africa Limited and a former finance director of Engen Ltd and sits on the board of South African and international non-public companies in the MTN Group.

Mr F Ohene-Kena (74) (Ghanaian), MSc Engineering, DIC, ACSM

Independent non-executive

Ferdinand (Fred) Ohene-Kena was appointed to the board of AngloGold Ashanti on 1 June 2010. He is the former Ghanaian Minister of Mines and Energy and is currently a member of the Ghana Judicial Council. He is the Chairman of the Ghana Minerals Commission and is a member of the

President's Economic Advisory Council. Mr Ohene-Kena is a member of the Safety, Health and Sustainable Development, Transformation and Human Resources Development and Nominations Committees.

Mr WA Nairn (66) (South African), BSc (Mining Engineering)

Independent non-executive

Bill Nairn has been a member of the board of AngloGold Ashanti since 1 January 2000 and chairs the Safety, Health and Sustainable Development Committee. He is a member of five other committees: Transformation and Human Resources Development, Investment, Party Political Donations, Nominations and Risk and Information Integrity committees. Bill, a mining engineer, has considerable technical experience, having been the group technical director of Anglo American plc until 2004 when he retired from the company.

Prof LW Nkuhlu (66) (South African), BCom, CA (SA), MBA (New York University)

Independent non-executive

Wiseman Nkuhlu was appointed to the board on 4 August 2006. He has been the chairman of the Audit and Corporate Governance Committee since 5 May 2007, having served as deputy chairman of the committee from 4 August 2006. He also serves as a member of the Nominations, Party Political Donations, Remuneration, Safety, Health and Sustainable Development and Risk and Information Integrity, and the Financial Analysis committees.

Wiseman, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is also a member of the board of Datatec Limited. He was elected President of the Geneva based International Organisation of Employers (IOE) in May 2008 for a period of two years. He is a member of the Financial Crisis Advisory Group of the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB).

Board of directors and executive management

Mr SM Pityana (51) (South African), BA (Hons) (Essex), MSc (London), Dtech (Honoris) (Vaal University of Technology)

Independent non-executive

Sipho Pityana joined the board of AngloGold Ashanti on 13 February 2007 and assumed the chairmanship of the Remuneration Committee on 1 August 2008. He is a member of the Safety, Health and Sustainable Development, Party Political Donations, Investment, Nominations, Transformation and Human Resources Development, Risk and Information Integrity and the Financial Analysis committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labour and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti's BEE partner. He serves as a non-executive director on the boards of several other South African companies.

Executive management

In addition to Mr M Cutifani and Mr S Venkatakrishnan, the two executive directors, the following make up the Executive Committee:

Dr CE Carter (48), BA (Hons), DPhil, EDP

Executive Vice President – Business Strategy and Organisational Effectiveness

Charles Carter has worked in the mining industry in South Africa and the US since 1991, in a range of corporate roles with Anglo American Corporation, RFC Corporate Finance and AngloGold Ashanti. He was appointed Executive Vice President – Business Strategy in December 2007 and is responsible for corporate strategy and business planning, risk management and investor relations. In late 2009, he assumed additional responsibility for the group's Human Resources function, and now also has oversight of Project ONE's ongoing implementation and integration into the business.

Mr RN Duffy (47), BCom, MBA

Executive Vice President – Continental Africa

Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In November 2000, he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include Greenfield exploration. He was appointed to the Executive Committee in August 2005. Richard was appointed as Executive Vice President – Continental Africa in July 2008.

Mr GJ Ehm (54), BSc Hons, MAusIMM, MAICD

Executive Vice President – Australasia

Graham Ehm has, since 1979, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager Sunrise Dam Gold Mine in 2000, Regional Head – Australia in 2006 and Executive Vice President – Australasia in December 2007. He assumed the role of Executive Vice President – Tanzania on 1 June 2009 where he led a successful implementation of a turnaround strategy for the Geita mine. In August 2010 he resumed the position of Executive Vice President – Australasia.

Mr RW Largent (50), BSc (Min. Eng), MBA

Executive Vice President – Americas

Ron Largent has been with AngloGold Ashanti since 1994. He has served on the board of directors for the Colorado Mining Association, California Mining Association and Nevada Mining

Association. In 2001, he was appointed general manager of the Cripple Creek & Victor Gold Mine and took up his current role as Executive Vice President – Americas in December 2007.

Mr RL Lazare (54), BA, HED, DPLR, SMP

Executive Vice President – South Africa

Robbie Lazare joined Anglo American Gold and Uranium Division in 1982, working in a variety of management posts until 1999 when he was appointed general manager of TauTona. In December 2004, he was appointed an executive officer with responsibility for South African operations and in July 2008, Executive Vice President – Human Resources. From 17 November 2009, Robbie was assigned to lead a strategy review of the South African operations and is now responsible for the South Africa region as Executive Vice President – South Africa Region.

Mr AM O'Neill (53), BSc (Mining Engineering), MBA

Executive Vice President – Business and Technical Development

Tony O'Neill joined AngloGold Ashanti in July 2008 as Executive Vice President – Business and Technical Development, having consulted to the company prior to this on its asset portfolio strategy. His extensive career in mining since 1978 included the roles of executive – operations at Newcrest Mining Limited and executive general manager for gold at Western Mining Corporation.

Mr TML Setiloane (51), FAE, BSc (Mech Eng)

Executive Vice President – Business Sustainability

Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he had been an executive director. He was appointed an executive officer and a member of AngloGold Ashanti's Executive Committee in February 2006 and as Executive Vice President – Sustainability in December 2007.

Ms YZ Simelane (45), BA LLB, MAP, EXMPM

Senior Vice President – Corporate Affairs

Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004 and Vice President – Government Relations in July 2008. In November 2009, she was appointed Senior Vice President – Corporate Affairs.

Company secretary

Ms L Eatwell (56), FCIS, FCIBM

Lynda Eatwell joined AngloGold in 2000 as assistant company secretary and was appointed company secretary in December 2006. She is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed. She also advises members of the board on their duties and responsibilities as directors.

Group information

Founded in 1998, AngloGold Ashanti is the

third-largest

gold producer in the world

AngloGold Limited was founded in June 1998 with the consolidation of the gold mining interests of Anglo American. The company, AngloGold Ashanti as it is now, was formed on 26 April 2004 following the business combination between AngloGold and Ashanti Goldfields Company Limited. AngloGold Ashanti is currently the third-largest gold producer in the world.

Current profile

AngloGold Ashanti Limited, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company's 20 operations are located in 10 countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the US), and are supported by extensive exploration activities. The combined Proved and Probable Ore Reserves of the group amounted to 71.2Moz as at 31 December 2010.

The primary listing of the company's ordinary shares is on the JSE in South Africa. Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

AngloGold Ashanti Limited (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act 61 of 1973, as amended.

History and significant developments of the company

Below are highlights of key corporate activities from 1998:

1998

- Formation of AngloGold Limited through the consolidation of East Rand Gold and Uranium Company Limited; Eastvaal Gold Holdings Limited; Southvaal Holdings Limited; Free State Consolidated Gold Mines Limited; Elandsrand Gold Mining Company Limited; H.J. Joel Gold Mining Company Limited and Western Deep Levels Limited into a single, focused, independent, gold mining company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorised share capital, effective 30 March 1998.

1999

- Acquisition of non-controlling shareholders interest in Driefontein Consolidated Limited (17%); Anmercosa Mining (West Africa) Limited (100%); Western Ultra Deep Levels

Limited (89%); Eastern Gold Holdings Limited (52%); Erongo Mining and Exploration Company Limited (70%);

- Purchased Minorco's gold interests in North and South America; and
- Acquisition of Acacia Resources in Australia.

2000

Acquired:

- a 40% interest in the Morila mine in Mali from Randgold Resources Limited;
- a 50% interest in the Geita mine in Tanzania from Ashanti Goldfields Company Limited (Ashanti); and
- a 25% interest in OroAfrica, South Africa's largest manufacturer of gold jewellery.

2001

- AngloGold sold the Elandsrand and Deelkraal mines to Harmony Gold Mining Company Limited (Harmony); disposed of its interests in No. 2 Shaft Vaal River Operations to African Rainbow Minerals (ARM) and made an unsuccessful take-over bid for Normandy Mining Limited.

2002

- Sold the Free State assets to ARM and Harmony; and
- Acquired an additional 46.25% of the equity, as well as the total loan assignment, of Cerro Vanguardia SA from Pérez Companc International SA, thereby increasing its interest in Cerro Vanguardia to 92.5%.

2003

- Disposed of its wholly owned Amapari project to Mineração Pedra Branca do Amapari;
- Sold its 49% stake in the Gawler Craton joint venture, including the Tunkillia project located in South Australia to Helix Resources Limited;
- Sold its interest in the Jerritt Canyon joint venture to Queenstake Resources USA Inc;
- Disposed of its entire investments in East African Gold Mines Limited and in Randgold Resources Limited; and
- Purchased a portion of the Driefontein mining area in South Africa from Gold Fields Limited.

2004

- Sold its Western Tanami project to Tanami Gold NL in Australia;
- Concluded the business combination with Ashanti Goldfields Company Limited, at which time, the company changed its name to AngloGold Ashanti Limited;

- Acquired the remaining 50% interest in Geita as a result of the business combination;
- AngloGold Holdings plc, a subsidiary of AngloGold, completed an offering of $1bn principal amount 2,375% convertible bonds, due 2009, and guaranteed by AngloGold Ashanti;
- Acquired a 29.8% stake in Trans-Siberian Gold plc;
- Sold its Union Reefs assets to the Burnside joint venture, comprising subsidiaries of Northern Gold NL (50%) and Harmony (50%);
- Sold its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited;
- Sold its 40% equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to Mahube Mining (Pty) Limited; and
- Subscribed for a 12.3% stake in the expanded issued capital of Philippines explorer Red 5 Limited.

2005

- Substantially restructured its hedge book in January 2005;
- Signed a three-year $700m revolving credit facility;
- Disposed of exploration assets in the Laverton area in Australia;
- Disposed of its La Rescatada project to ARUNANI SAC, a local Peruvian corporation;
- Acquired an effective 8.7% stake in China explorer, Dynasty Gold Corporation; and
- The Director-General of Minerals and Energy notified AngloGold Ashanti in August 2005 that its application for the new order mining rights in terms of the South African Mineral and Petroleum Resources Development Act had been granted.

2006

- Raised $500m through an equity offering;
- Acquired two exploration companies, Amikan and AS APK, from TSG as part of the company's initial contribution towards its strategic alliance with Polymetal;
- Formed a new company with B2Gold (formerly Bema Gold) to jointly explore a select group of mineral opportunities located in northern Colombia, South America;
- AngloGold Ashanti (USA.) Exploration Inc, International Tower Hill Mines Ltd (ITH) and Talon Gold Alaska, Inc. (Talon), a wholly owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100% interest in six Alaskan mineral exploration properties and associated databases in return for an approximate 20% interest in ITH. AngloGold Ashanti has the option to increase or dilute its stake in these projects, subject to certain conditions;

Group information

- Disposed of its entire business undertaking related to the Bibiani mine and Bibiani North prospecting permit to Central African Gold plc;
- Entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal), in terms of which Polymetal and AngloGold Ashanti would co-operate in exploration and the acquisition and development of gold mining opportunities within the Russian Federation; and
- Implemented an empowerment transaction with two components: the development of an employee share ownership plan (ESOP) and the acquisition by Izingwe Holdings (Proprietary) Limited (an empowerment company) of an equity interest in AngloGold Ashanti.

2007
- Acquired the non-controlling interests previously held by the Government of Ghana (5%) and the International Finance Corporation (10%) in the Iduapriem and Teberebie mines;
- Anglo American plc sold 69,100,000 ordinary shares of AngloGold Ashanti, thereby reducing Anglo American's shareholding in AngloGold Ashanti from 41.8% to 16.6%; and
- Announced the successful closing of a $1.15bn syndicated revolving credit facility.

2008
- Issued 69,470,442 ordinary shares in a fully subscribed rights offer;
- Announced significant exploration results at the 100% owned La Colosa;
- Acquired Golden Cycle Gold Corporation through the issue of 3,181,198 ordinary shares, resulting in Cripple Creek & Victor becoming a wholly-owned subsidiary;
- Sold entire holding in Nufcor International Limited and cancelled 1 million pounds of outstanding uranium contracts;
- Acquired São Bento Gold Company Limited through the issue of 2,701,660 ordinary shares with the ultimate result of doubling production from the Córrego do Sítio project;
- Entered into a $1bn term facility agreement to be used to redeem the $1bn convertible bonds due February 2009; and
- AngloGold Ashanti implemented a hedge restructure programme.

2009
- Sold its 33.33% joint venture interest in the Boddington Gold Mine to Newmont Mining Corporation;

- Entered into an agreement with Simmer & Jack Mines Limited to sell the Tau Lekoa Mine and adjacent project areas;
- AngloGold Ashanti repaid its $1bn convertible bonds issued in 2004;
- Anglo American plc sells its remaining shareholding to Paulson & Co. Inc.;
- Entered into a strategic alliance with Thani Dubai Mining Limited to explore, develop and operate mines across the Middle East and parts of North Africa;
- AngloGold Ashanti issues $732.5m, 3.5% convertible bonds, due 2014;
- Issued 7,624,162 ordinary shares and raised a total of $284m through an equity offering;
- Acquired an effective 45% interest in the Kibali gold project in the Democratic Republic of the Congo;
- Entered into a joint venture with the De Beers Group of Companies to explore for, and ultimately mine gold and other minerals and metals, excluding diamonds, on marine deposits;
- Increased the holding in the Sadiola Gold Mine from 38% to 41%; and
- AngloGold Ashanti continued to manage its hedge book in accordance with its hedge reduction programme.

2010
- Issued $700m 5.375% bonds due 2020 and $300m 6.5% bonds due 2040;
- Finalised the sale of 100% interest in the Tau Lekoa mine and adjacent properties in South Africa to Simmer & Jack Mines Limited for R600m;
- Issued 18,140,000 ordinary shares and raised a total of $789m through an equity offering;
- Issued $789m 6% mandatory convertible bonds, due 2013;
- Obtained a four-year syndicated revolving credit facility for $1bn due 2014;
- AngloGold Ashanti eliminated its hedge book, thereby gaining full exposure to spot gold price;
- Sold entire shareholding in B2Gold and realised net proceeds of C$70m; and
- Obtained a short-term facility with FirstRand Bank Limited of R1.5bn.

For full details of major corporate developments that occurred during 2010 and subsequent to year-end, refer to 'Significant events during the year under review and subsequent to year-end' in the Directors' report on page 221.

The regulatory environment enabling AngloGold Ashanti to mine

Ownership and mining of deposits dependent on regulations

AngloGold Ashanti's rights to own and exploit Mineral Reserves and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties lie.

There are in some cases, certain restrictions on AngloGold Ashanti's ability to independently move assets out of certain countries in which it has operations, and/or transfer assets within the group, without the prior consent of the local government or minority shareholders involved.

South Africa

In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act (MPRDA), which had been passed by the Parliament of South Africa in June 2002 and came into effect on 1 May 2004. The objectives of the MPRDA are, among other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. Another objective of the MPRDA is to ensure security of tenure for the respective operations concerning prospecting, exploration, mining and production. By virtue of the provisions of the MPRDA, the state

ensures that holders of mining and prospecting rights contribute to the socio-economic development of the areas in which they operate.

The Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Mining Charter) sprung from the MPRDA. The Mining Charter committed all stakeholders in the mining industry to transfer ownership of 26% of their assets to black or historically disadvantaged South Africans (HDSAs) within 10 years. In addition, the government indicated it would issue a Mining Charter Scorecard (Scorecard) against which companies could gauge their empowerment credentials. The fact that the Mining Charter enjoyed the full support of the mining houses, South Africa's government and labour unions, gives it great credibility and improves its chances for success in the long run.

The objectives of the Mining Charter are to:
- promote equitable access to the nation's mineral resources by all the people of South Africa;
- substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's Mineral Resources;

The regulatory environment enabling AngloGold Ashanti to mine

- use the industry's existing skills base for the empowerment of HDSAs;
- expand the skills base of HDSAs in order to serve the community;
- promote employment and advance the social and economic welfare of mining communities and the major labour-sending areas; and
- promote beneficiation of South Africa's mineral commodities.

The Scorecard was designed to function as an administrative and not a legislative tool. Its objective was to find a practical framework for the Minister to assess whether a company measured up to the intent of the MPRDA and Mining Charter.

On 29 April 2009, as required by section 100(1)(b) of the MPRDA, the Minister published the Codes of Good Practice for the South African Mineral Industry (the Code). The purpose of the Code was to set out administrative principles to enhance implementation of the Mining Charter and the MPRDA. The Code is to be read in combination with the Mining Charter and other legislation relating to measurement of socio-economic transformation in the South African mining industry.

AngloGold Ashanti holds 10 mining rights in South Africa, seven of which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Resources Titles Office (MPRTO). Two old order mining rights are awaiting conversion by the Department of Mineral Resources (DMR), and one has been executed, awaiting registration in the MPRTO. The deadline for the conversion process from old to new order rights was the end of April 2009.

AngloGold Ashanti holds three prospecting rights and a mining permit for the recovery of sand and clay. A new prospecting right application for copper, lead and zinc will be submitted to the DMR at the end of March 2011, when the moratorium on the issuing of rights will be lifted.

A prospecting right will be granted to a successful applicant for a period not exceeding five years, and may only be renewed once for three years. The MPRDA also provides for a retention period of up to three years after prospecting, with one renewal up to two years, subject to certain conditions.

A mining right will be granted to a successful applicant for a period not exceeding 30 years. Mining rights may be renewed for additional periods not exceeding 30 years at a time.

The MPRDA Amendment Act has been signed by the State President, and published, but is not yet in effect. Its purpose is to amend the MPRDA in order to:

- make the Minister the responsible authority for implementing environmental matters in terms of the National Environmental Management Act, 1998 (NEMA) and specific environmental legislation as it relates to prospecting, mining, exploration, production and related activities incidental thereto on the prospecting, mining, exploration or production area;
- align the MPRDA with the NEMA in order to provide for one environmental management system;
- remove ambiguities in certain definitions;
- add functions to the Regional Mining Development and Environmental Committee;
- amend transitional arrangements so as to further afford statutory protection to certain existing old order rights; and
- provide for matters connected therewith.

AngloGold Ashanti applied for and has been granted a refining licence and an import and export permit by the South African Diamond and Precious Metals Regulator.

Continental Africa

Democratic Republic of the Congo

The mining industry in the Democratic Republic of the Congo (DRC) is regulated primarily by the Mining Code enacted in July 2002 and its ancillary regulations (the Mining Regulations promulgated in March 2003). The Mining Code, which repealed the Mining Code of April 1981, vests the Minister of Mines with the authority for the granting, refusal, suspension and termination of mineral rights. Mineral rights may be granted in the form of exploration permits for an initial period of four years and mining permits which are granted for an initial period of 30 years. An exploration permit may, at any time before expiry, be transformed partially into a mining licence or a small-scale mining permit. Exploitation permits are granted following successful completion of exploration and satisfaction of the requirements necessary for the award of such permit including approval of an environmental impact study and an environmental management plan. The holder of a mining permit is required to commence development and mine construction within three years of the award of a mining permit. Failure to do so may lead to forfeiture or payment of penalties. A permit holder must comply with specific rules relating to,

among others, protection of the environment, cultural heritage, health and safety, construction and infrastructure planning.

Mining and exploration activities are required to be undertaken so as to affect as little as possible the interests of lawful occupants of land and surface rights holders, including their customary rights. The exercise of mineral rights by title holders which effectively deprives and/or interferes with the rights of occupants and surface rights holders, requires payment of fair compensation by the mineral title holder.

The Mining Code provides for taxes, charges, royalties and other fees payable to the treasury by a mining title holder in respect of its activities. The Mining Code also provides for a level of fiscal stability. Existing tax, customs, exchange and benefits applicable to mining activities are guaranteed to remain unchanged for a period of 10 years in favour of a mining title holder in the event that amendment of the Mining Code results in less favourable payment obligations.

Regarding protection and enforcement of rights acquired under an exploration or mining permit, the Mining Code provides, depending on the nature of a dispute or threat, administrative, judicial and national or international arbitral recourses. AngloGold Ashanti holds the majority stake and is the operator of Ashanti Goldfields Kilo (AGK), an exploration and mining joint venture with Offices des Mines d'or de Kilo-Moto (OKIMO), a DRC governmental mining agency. AGK is engaged in exploration activities in the north eastern DRC.

Following a review undertaken by a commission appointed by the DRC government to review all mining contracts entered into by mining companies with DRC parastatal mining agencies. AngloGold Ashanti engaged in and finalised with OKIMO the renegotiation of the mining joint venture and AGK related agreements. AGK's existing contractual arrangements, which were concluded under the repealed 1981 legislation, were replaced by new and restated agreements that conform or reflect the provisions of the current Mining Code of the DRC.

AngloGold Ashanti also holds an effective 45% stake in the Kibali gold project located in north eastern DRC. The Kibali gold project, located in northeastern DRC, is operated by Randgold Resources and owned by Randgold Resources (45%), AngloGold Ashanti (45%) and OKIMO (10%), which represents the interest of the DRC government in the Kibali gold project.

Ghana

The Constitution of Ghana as well as the Minerals and Mining Act, 2006 (Act 703) (the Act) provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under licence or lease.

The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by Parliament.

Control of mining companies

The Minister of Mines has the power to object to a person becoming or remaining a 'shareholder controller', a 'majority shareholder controller' or an 'indirect controller' of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller.

Stability agreements

The Act provides for stability agreements as a mechanism to ensure that the incentives and protection afforded by laws in force at the time of the stability agreement are guaranteed for 15 years. A stability agreement is subject to ratification by Parliament.

Prior to the business combination between AngloGold and Ashanti in April 2004, AngloGold and the government of Ghana agreed the terms of a stability agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination. The stability agreement necessitated the amendment of the Obuasi Mining Lease which had been ratified by Parliament.

Under the stability agreement, the government of Ghana agreed:
- To extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business combination;
- To maintain, for a period of 15 years, the royalties payable by AngloGold Ashanti with respect to its mining operations in Ghana at a rate of 3% per annum of the total revenue from minerals obtained by AngloGold Ashanti from such mining operations;
- To ensure the income tax rate would be 30% for a period of 15 years. The agreement was amended in December 2006 to make the tax rate equal to the prevailing corporate rate for listed companies;

The regulatory environment enabling AngloGold Ashanti to mine

- That a sale of AngloGold Ashanti's or any of its subsidiaries' assets located in Ghana remains subject to the government's approval;
- To permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80% of export proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and
- To retain its special rights (Golden Share) under the provisions of the Mining Act pertaining to the control of a mining company, in respect of its assets and operations in Ghana.

Further, the Government of Ghana agreed that AngloGold Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders, or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination. For fiscal years 2009 and 2010, the government, through the National Fiscal Stabilisation Act 2009 (Act 785), imposed a 5% levy on all profits before tax for mining companies as a temporary measure to raise additional revenue to meet critical expenditures, while maintaining government's fiscal objectives. In the 2011 Budget Statement and Economic Policy delivered on 18th November 2010, the Government extended the application of the Act for another fiscal year. Ashanti has however been exempted from the application of this Act by virtue of its Stability Agreement. In March 2010, the Parliament of Ghana passed an amendment to the Minerals & Mining Act, 2006 (Act 703) namely the Minerals and Mining (Amendment) Act, 2010 (Act 794) which amended section 25 of the Minerals & Mining Act, by fixing the royalty rate at 5% instead of the previous provision which stated that royalty payable shall not be more than 6% or less than 3% of the total revenue of minerals obtained by the holder. By this, mining companies are now to pay 5% of total revenue of minerals obtained, as royalties. Again AngloGold Ashanti has been exempted from the application of this amendment by virtue of its Stability Agreement.

Retention of foreign earnings

AngloGold Ashanti's operations in Ghana are permitted to retain 80% of their foreign exchange earnings in such an account. In addition, the company has permission from the Bank of Ghana to retain and use dollars, outside of Ghana, required to meet payments to the company's hedge counterparts which cannot be met from the cash resources of its treasury company.

Localisation policy

A detailed programme must be submitted for the recruitment and training of Ghanaians with a view to achieving 'localisation', which is the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies.

Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe.

Mining properties

Obuasi

The current mining lease for the Obuasi area was granted by the Government of Ghana on 5 March 1994. It grants mining rights to land with an area of approximately 334 square kilometres in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140 square kilometres has also been granted, resulting in the total area under mining lease conditions increasing to 474 square kilometres, (the Lease Area). The company is required to pay rent to the Government of Ghana (subject to review every five years, when the rent may be increased by up to 20%) at a rate of approximately $5 per square kilometre and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area. The Government of Ghana agreed to extend the term of the mining lease relating to the Obuasi mine until 2054. The mining lease was formally ratified by Parliament on 23 October 2008.

Iduapriem and Teberebie

Iduapriem has title to a 33 square kilometre mining lease granted on 19 April 1989 for a period of 30 years. The terms

and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease. Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of 26 years. In January 2009 Iduapriem obtained a new mining lease, the Ajopa Concession, for a period of 10 years. The concession covers an area of 48.34m².

Guinea

In Guinea, all mineral substances are the property of the state. Mining activities are primarily regulated by the Mining Code, 1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining licence, mining prospecting licence, mining licence or mining concession.

The holders of mining titles are guaranteed the right to dispose freely of their assets, to organise their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, the free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.

The group's Guinea subsidiary, Société Anglogold Ashanti Goldfields de Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on 11 November 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust the economic Ore Reserve.

At Siguiri, the original area granted of 8,384 square kilometres was reduced to a concession area of four blocks totalling 1,495 square kilometres.

SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for an additional 22-year period from 11 November 1996 under conditions detailed in a Convention de Base which predates the new Guinea Mining Code.

Key elements of the Convention de Base are that:
- The Government of Guinea holds a 15% free-carried or non-contributory interest; a royalty of 3% based on a spot gold price of less than $475/oz, and 5% based on a spot gold price above $475/oz, as fixed on the London Gold Bullion Market, is payable on the value of gold exported;

- A local development tax of 0.4% is payable on gross sales revenue;
- Salaries of expatriate employees are subject to a 10% income tax;
- Mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; and
- SAG is committed to adopt and progressively implement a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.

The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by AngloGold Ashanti's subsidiary, or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

In addition to the export tax payable to the Government of Guinea, a royalty on production may be payable to the International Finance Corporation (IFC) and to Umicore SA, formerly Union Miniere (UM). Pursuant to the option agreement between UM and Golden Shamrock Mines Limited (GSM), a royalty on production may be payable to UM by Chevaning Mining Company Limited (CMC) or GSM, which payment obligation has been assigned to AngloGold Ashanti (Ghana) Limited, on a sliding scale of between 2.5% and 7.5%, based on the spot gold price per ounce of between $350 and $475/oz, subject to indexing from 1 January 1995, to a cumulative maximum of $60m. In addition, under the terms of the restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC, calculated on the same basis but at half the rate payable to UM, to a maximum of $7.8m. The royalty payable to the IFC was fully discharged in January 2008, and the royalty payment payable to Umicore was fully discharged in December 2010.

Mali

Mineral rights in Mali are governed by Ordinance No. 99-32/P-RM of 19 August 1999 enacting the mining code, as amended by No. 013/2000/P-RM of 10 February 2000 and ratified by Law No. 00-011 of 30 May 2000 (the Mining Code), and Decree No. 99-255/P-RM of 15 September 1999 implementing the Mining Code.

Prospecting activities carried out under prospecting authorisations (autorisation de prospection), is an exclusive

The regulatory environment enabling AngloGold Ashanti to mine

right for an individual or corporate entity to carry out prospecting activities over a given area for a period of three years renewable without a reduction in the area of the authorisation. Research activities may be carried out under research permits (permis de recherché). The latter are granted to corporate entities only by order of the Minister in charge of Mines. Research permits are granted for a period of three years, renewable twice for additional three-year periods. Each renewal of the research permit requires a relinquishment of 50% of the area covered by such permit. The entity applying for such a permit must provide proof of technical and financial capabilities.

An exploitation permit (permis d'exploitation) is required to mine a deposit located within the area of a prospecting authorisation or a research permit. The exploitation permit grants exclusive title to prospect, research and exploit the named substances for a maximum period of 30 years renewable three times for an additional 10 years. The exploitation permit is granted only to the holder of an exploration permit or of a prospecting authorisation and covers only the area covered by the exploration permit or the prospecting authorisation. An application must be submitted to the Minister in charge of Mines and to the National Director of Mines.

As soon as the exploitation permit is granted, the holder of the exploitation permit must incorporate a company under the law of Mali. The holder of the permit will assign the permit for free to this company. The State will have a 10% free carried interest. This interest will be converted into priority shares and the State's participation will not be diluted in the case of increasing the capital.

Applications for exploitation permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed environmental study in respect of the impact of the project on the environment, a feasibility study and a bank deposit. The permit is granted by decree of the Head of Government. A refusal to grant a permit may only be based on two grounds: insufficient evidence to support the exploitation of the deposit and/ or a failure of the environmental study.

Applications for prospecting authorisations and research permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed works and cost programme, a map defining the area which is being requested and the geographical coordinates thereof, the exact details relating to the identity of the applicant and evidence of the authority of the signatory of the application. Such titles are granted by ministerial order. Any refusal to grant such titles shall be notified by letter from the Minister in charge of Mines to the applicant.

The mining titles mentioned above all require an establishment convention (convention d'etablissement) to be signed by the State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been approved by decree of the Head of Government.

AngloGold Ashanti has interests in Morila, Sadiola and Yatela, all of which are governed by establishment conventions covering exploration, mining, treatment and marketing in a comprehensive document. These documents include the general conditions with regard to exploration (work programme, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, state shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labour, protection of the environment, reclamation, safety, hygiene and settlement of disputes).

As the establishment conventions contain stabilisation clauses, the mining operations carried out by the AngloGold Ashanti entities in Mali are subjected to the provisions of the previous mining codes of 1970 and 1991 but also, for residual matters, to the provisions of the Mining Code of 1999.

AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.

Namibia

Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants an exclusive prospecting licence and, on presentation of a feasibility study, a mining licence is then granted, taking into account the abilities of the company, including its mining, financial and technical capabilities, rehabilitation programmes and payment of royalties. The relevant licence was granted to AngloGold Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia. The current 15-year mining licence expires in October 2018. Application has been submitted to the Ministry of Mines and Energy during 2010 for the extension of the mining area to include anomaly 16 as well as for an extension of the mining licence to 2030.

Tanzania

Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998 (the Act), and the Mining Regulations, 1999 and property and control over minerals are vested in the United Republic of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Ministry of Energy and Minerals under this Act.

The three types of mineral rights most often encountered, which are also those applicable to AngloGold Ashanti, are:
• Prospecting licences;
• Retention licences; and
• Mining licences.

A prospecting licence grants the holder the exclusive right to prospect in the area covered by the licence for all minerals, other than building materials and gemstones, for a period of three years. Thereafter, the licence is renewable for two further periods of two years each. On each renewal, 50% of the area covered by the licence must be relinquished. Before application is made for a prospecting licence with an initial prospecting period (a prospecting licence), a prospecting licence with a reconnaissance period (a prospecting reconnaissance) may be applied for a maximum area of 5,000 square kilometres. This is issued for a period of two years after which a three-year prospecting licence is applied for.

A company applying for a prospecting licence must, inter alia, state the financial and technical resources available to it. A retention licence can also be requested from the minister, after the expiry of a prospecting licence period, for reasons ranging from funds to technical considerations.

Mining is carried out through either a mining licence or a special mining licence, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the licence. A mining licence is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining licence is granted for a period of 25 years or for the estimated life of the orebody, whichever is shorter, and is renewable for a further period of 25 years. If the holder of a prospecting licence has identified a mineral deposit within the prospecting area, which is potentially of commercial significance but cannot be developed immediately for reasons of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention licence which will entitle the holder thereof to apply for a special mining licence when it sees fit to proceed with mining operations.

A retention licence is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person or entity by notifying the Commissioner for Minerals, except for a mining licence, which must have the approval of the Ministry to be assigned. However, this approval requirement for the assignment of a mining licence will not apply if the mining licence is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations.

A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts.

AngloGold Ashanti has complied with all applicable requirements and the relevant licences, which have been issued for 25 years, expiring in 2023.

The regulatory environment enabling AngloGold Ashanti to mine

The entire property and control over minerals on, in or under the land is vested in the United Republic of Tanzania. No person is allowed to prospect for minerals or carry on mining operations except under the authority of a Mineral Right granted, or deemed to have been granted under the Mining Act, 1998. In order to prospect or mine, the Ministry of Minerals and Energy initially grants an exclusive prospecting licence and on presentation of a feasibility study, a mining licence is then granted taking into account the ability of the company, including its mining, financial and technical capabilities, rehabilitation programmes and payment of royalties. The relevant licence was granted to Geita Gold Mine Ltd in respect of its mining in Tanzania. The current 25-year mining licence expires in 2023. There is a new Mining Act which has been passed by Parliament this year. The new Mining Act and its Regulations came into force in November 2010.

Australasia

Australia

In Australia, with a few exceptions, all onshore minerals are owned by the Crown (in right of the State). The respective Minister for each State and Territory is responsible for administering the relevant Mining legislation enacted by the States and Territories.

Native Title legislation applies to certain mining tenure within Australia. Australia recognises and protects a form of Native Title which reflects the entitlement of Aboriginal people to their traditional lands in accordance with their traditional custom and laws. Should Native Title claims or determinations exist, certain Native Title processes and procedures will apply under the Native Title Act 1993 (Cth) before the tenure is granted.

Other Federal and State Aboriginal heritage legislation operates in parallel to Native Title legislation, and are predominantly for the purposes of protecting Aboriginal sites and areas of significance from disturbance. To date, there has not been any significant impact on any of AngloGold Ashanti's tenure due to Native Title or Aboriginal Heritage legislation.

AngloGold Ashanti's operating properties are located in the state of Western Australia. The most common forms of tenure are exploration and prospecting licences, mining leases, miscellaneous licences and general purpose leases. In most Australian states, if the holder of an exploration licence establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration licence has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property.

It is possible for an individual or entity to own the surface of the property and for another individual or entity to own the mineral rights. Typically, the maximum initial term of a mining lease is 21 years and the holder has the right to renew the lease for an additional 21 years. Subsequent renewals are granted at the discretion of the respective State or Territory's minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister.

Government royalties are payable as specified in the relevant legislation in each State or territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations. Both the group and its joint venture partners are fully authorised to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti's operations in Australia.

Americas

Argentina

According to Argentinian mining legislation, mines are the private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for and to exploit and dispose of mines as owners by means of a legal licence granted by a competent authority under the

provisions of the Argentine Mining Code. The legal licences granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine Mining Code. In Argentina, the usual ways of transferring a right over a mining licence are: to sell the licence; to lease such a licence; or to assign the right under such a licence by a beneficial interest or Usufruct Agreement. In the case of Cerro Vanguardia – AngloGold Ashanti's operation in Argentina – the mining title holder is its partner, Fomicruz, and in terms of the Usufruct Agreement signed between them and Cerro Vanguardia SA on 27 December 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on 27 December 2036.

Brazil

In Brazil, there are two basic mining rights:
* a licence for the exploration stage, valid for a period of up to three years, renewable once; and
* a mining concession or mine manifest, valid for the life of the deposit.

In general, exploration licences are granted on a first-come, first-served basis. Mining concessions are granted to the holders of exploration licences that manage to prove the existence of a Mineral Resource and have been licensed by the competent environmental authority.

Mine manifests (mining titles granted in 1936) and mining concessions (mining titles presently granted through an order signed by the Secretary of Mines of the Ministry of Mines and Energy) are valid for an undetermined period until the depletion of reserves, provided that the mining title holder complies with current Brazilian mining and environmental legislation, as well as with those requirements set out by the National Department of Mineral Production (DNPM) which acts as the inspecting entity for mining activities. Obligations of the titleholder include:
* The start of construction, as per an approved development plan, within six months of the issuance of the concession;
* Extracting solely the substances indicated in the concession;
* Communicating to the DNPM the discovery of a mineral substance not included in the concession title;
* Complying with environmental requirements;

* Restoring the areas degraded by mining;
* Refraining from interrupting exploitation for more than six months; and
* Reporting annually on operations.

The difference between a mine manifest and a mining concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a mine manifest than a mining concession. Although, in practice, it is possible for a manifest to be cancelled or to become extinct if the abandonment of the mining operation is formally proven. All of AngloGold Ashanti's operations in Brazil have indefinite mining licences.

Colombia

In Colombia, all mineral substances are the property of the State of Colombia. Mining activities are primarily regulated by the Mining Code, Act 685, 2001 and Act 1382, 2010. The underlying principle of Colombian mining legislation is: first in time, first in right.

The process starts with a proposal, the presentation of which gives a right of preference to obtain the area, provided it is available. The maximum extent of an area covered by such a proposal is 10,000 hectares. Once a proposal has been received, the relevant government agency undertakes an investigation to determine whether another proposal has been received regarding the area concerned or whether an existing contract for the area is already in place. The government agency grants a "free zone" when the proposal made has a right of preference.

The new law includes the possibility for the government to reserve some areas to offer in a bidding process.

The concession contract

The government agency grants an exclusive concession contract for exploration and exploitation. Such a concession allows the concessionaire to conduct the studies, works and installations necessary for establishing the existence of minerals and their exploitation. The total term of such a concession is 20 years. Following an amendment, the extension of the concession contract for an additional 20-year

The regulatory environment enabling AngloGold Ashanti to mine

period is no longer automatic. To receive the extension, the concessionaire must request the extension two years before the termination of the initial 20-year period, and must present economic, environmental and technical information. Because the extension is not automatic, the concessionaire must renegotiate conditions of the extension.

According to the new law, the exploration period has been extended until 11 years. To receive the extension, the concessionaire must present a technical report every two years and explain its proposed activities for the next two years.

Once the concessionaire has completed its exploration programme, a proposed plan of works and installations and a study of the environmental impact must be completed in order to receive an environmental licence, without which the mining project may not be developed.

The terms of the concession and all obligations relating to it, start from the date of registration of the contract at the National Mining Register. Once a mining concession has been awarded, the operating entity must take out an insurance policy to cover any possible environmental damage and its mining obligations.

There are some areas where mining activity is prohibited. These areas are:
a) national parks;
b) regional parks;
c) protected forest reserves;
d) paramus (included in the new law); and
e) wetlands, according to the Ramsar Convention (included in the new laws).

For the forest reserves (these are not protected forest reserves but rather land set aside for active forestry purposes), it is necessary to extract this area to start activities after initial prospection in the exploration phase (ie. drilling). This extraction consists of a specific permit to partially and temporarily change the use of the soil to permit such exploration activities.

Surface fee

After exploration and construction of the infrastructure for the mine, royalty payments are due.

The new law changes the payments of the cannon fees. Without taking into consideration the extension of the areas, as

it was before, the amount of the cannon is due from the moment the area is declared available for the company (rather than from signature of the concession contract) and changes according to the number of years:
- From 1 to 5 years: approximately $9.00 per hectare per year.
- For years 6 and after, approximately $11.00 per hectare per year.

Royalty

The royalty paid to the Colombian government is equivalent to a percentage of the exploited primary product, the object of the mining title, and its sub-products. For gold, the percentage of the royalty to be paid is 4%.

United States of America

Mineral rights, as well as surface rights, in the US are owned by private parties, state governments or the federal government. Most land prospective for precious metals exploration, development and mining is owned by the federal government and is obtained through a system of self-initiated location of mining claims pursuant to the General Mining Law of 1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental protection, mitigation and rehabilitation.

Authorisations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies for all phases of mining activities.

Cripple Creek & Victor Gold Mining Company's Cresson Project consists almost entirely of owned, patented mining claims from former public lands, with a small percentage of private and state lands being leased. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the State of Colorado are life-of-mine permits.

Mine site rehabilitation and closure

Ongoing mine closure planning

integral

to mining operations

All mining operations will eventually cease. For AngloGold Ashanti, an integral aspect of operating its mines is ongoing mine closure planning, together with the associated estimates of liability costs and the assurance of adequate financial provisions to cover these costs. An estimate of future liabilities is given in the provisions note to the annual financial statements, note 34 on page 318.

The company's Environment and Community Policy commits the company, amongst others, to ensuring that "financial resources are available to meet its closure obligations". One of the company's values is that "the communities and societies in which we operate will be better off for AngloGold Ashanti having been there".

In order to ensure that operating staff and the company's stakeholders understand clearly what these statements mean in practice and to set a common benchmark across the company, a closure and rehabilitation management standard was finalised during 2009. Operations have been given two years (ie. end 2011) to achieve full compliance with the standard. Guidelines to assist operations to implement the standard were developed during 2009/10. A workshop was held in December 2010 to ensure alignment amongst environmental, social and accounting professionals within the company and to share best practices across the group.

The evaluation of new projects takes into account closure and associated costs in a conceptual closure plan. The AngloGold Ashanti standard requires that an interim closure plan be prepared within three years of commissioning an operation, or earlier if required by legislation. This plan is reviewed and updated every three years (annually in the final three years of a mine's life) or whenever significant changes are made, and take into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in practice. The interim plan becomes a final plan at least three years before closure is anticipated.

For many of the older mines, closure planning and the evaluation of environmental liabilities is a complex process. This is particularly the case in Brazil, Ghana and South Africa, where many of the long-life operations present environmental legacies that may have developed over a century or more. A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operating. This practice serves to decrease the current liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilise reserves, which the company might wish to exploit should conditions, such as the gold price, change.

An assessment of closure liabilities is undertaken annually.

Gold production

AngloGold Ashanti's **core business** is the production of gold



1. Exploration

2. Creating access

3. Removing the ore

4. Transportation

5. Processing

6. Refining

Gold production can be divided into six main activities supported by mine planning, engineering services, ventilation, rock engineering, procurement, finance, social and environmental services and human resources, among others. The six core production processes are:

1. Exploration – Finding the orebody

AngloGold Ashanti's exploration work is split into two functions. The company's greenfield exploration team identifies and evaluates targets on its own or in conjunction with joint venture partners. The brownfield exploration team is responsible for identifying the limits of known deposits or finding additional deposits close to existing operations to facilitate organic growth. All discoveries undergo a well structured and intensive evaluation process aimed at improving confidence in the Mineral Resource and Ore Reserve estimates before developing or expanding the mine.

2. Development – Creating access to the orebody

Two types of mining are used to access orebodies:
- Underground mining: a vertical or decline (inclined) shaft is sunk deep into the ground to transport people and mining materials to underground levels from which the orebody is accessed through horizontal tunnels known as haulages and cross-cuts. Further development is then undertaken to open the orebody so mining can take place; and
- Open-pit mining: this method is employed when ore lies close to surface and can be exposed for mining by stripping overlying, barren material.

3. Mining – Removing the ore

In underground mining, holes are first drilled into the orebody, filled with explosives and blasted. The blasted 'stopes' or 'faces' are then cleaned and the ore released by blasting is then ready to be transported to surface.

In open-pit mining, the material may be 'free digging,' although drilling and blasting is usually necessary to break the ore and waste prior to transportation. Excavators then load the material onto haul trucks which transport the material to the plant, ore stockpiles or waste dump facility.

4. Transportation – Moving broken material from mining face to the plant

Underground material is brought to surface by a combination of horizontal and vertical transport systems. Once on surface, ore is transported to the processing facilities by surface rail or overland conveyors and waste material is deposited on low grade dumps.

In open-pit operations, haul trucks deliver ore directly to the processing facilities.

5. Processing – Treating the ore to recover the gold

Liberation is the first step in processing and involves breaking up ore, which is delivered as large rocks, into small particles so contained gold minerals are exposed and available for recovery. This is usually undertaken by a combination of multi-stage crushing and milling circuits with associated screening and classification processes to ensure that material of the correct size is removed promptly from the milling circuit. Coarse, liberated gold particles, which may not dissolve fully during the cyanide leach process, are removed by gravity concentration during milling with the resultant concentrate undergoing separate processing.

Recovery of gold can then commence, depending on the nature of the gold contained in the ore.

There are two basic classes of ore:
- Free-milling: where gold is readily available for recovery by the cyanide leaching process; and
- Refractory ores: where gold is not readily available for leaching because it is locked within a sulphide mineral matrix (e.g. pyrite), extremely finely dispersed within the host rock (not yet exposed), or alloyed with other elements which retard or prevent leaching (e.g. tellurides).

Free milling and oxidised refractory ores are processed for gold recovery by leaching ore in agitated tanks in an alkaline cyanide leach solution which dissolves the gold. This is generally followed by adsorption of the dissolved gold cyanide complex onto activated carbon at a significantly higher

Gold production

concentration. In some operations, the gold bearing solution is filtered from the pulp and gold is then precipitated by the addition of zinc dust.

Refractory ores undergo pre-treatment to make them more amenable to cyanide leaching. This commonly takes the form of separating the gold-bearing sulphide materials from the barren gangue material by using flotation to produce a high-grade sulphide concentrate. The sulphide concentrate is then oxidised by either roasting – as at AngloGold Ashanti Córrego Do Sítio Mineração; bacterial oxidation (BIOX) – as at Obuasi; or in pressure oxidation units. This oxidation destroys the sulphide matrix and exposes the gold particles thereby making them amenable to recovery by the cyanidation process.

An alternative to the milling and leaching process is the heap leach process, generally applicable to high-tonnage, low-grade ore deposits. It can, however, also be successfully applied to medium-grade deposits where smaller ore deposit tonnages cannot economically justify a capital-intensive milling and leaching plant. In this process, ore is simply crushed to a coarse size and heaped on a lined leach pad. Low-strength alkaline cyanide solution is dripped onto the heap for periods of up to three months. The gold dissolves and the gold bearing solution is collected from the base of the heap and transferred to carbon-in-solution (CIS) columns, where the gold cyanide complex is adsorbed onto activated carbon. The barren solution is refreshed and recycled to the top of the heap.

Gold which has loaded (adsorbed) onto activated carbon is recovered by a process of re-dissolving it from the activated carbon (elution), followed by precipitation in electro-winning cells and subsequent smelting of the precipitate into doré bars, which have a gold content of between 85% and 95%. These bars are shipped to gold refineries for further processing.

Valuable by-products are generated during the gold recovery process at certain AngloGold Ashanti operations. These by products are:
- Silver, which is associated with the gold at some of our operations;
- Sulphuric acid, which is produced from the gases generated during sulphide roasting; and
- Uranium, which is recovered in a process which involves sulphuric acid leaching, followed by recovery of the leached uranium onto resin and subsequent stripping of the resin by sulphuric acid and precipitation of ammonium diurinate (yellow cake) using ammonia. Uranium oxide is then produced by calcination (heating) of the yellow cake.

Residue from processing is pumped to well-designed tailings-storage facilities, where the solids settle to form a beach, while the water is reused.

6. Refining – Preparing the gold for market

The doré bars are transported to a precious metal refinery, where the gold is upgraded to a purity of 99.5% or greater, for sale to a range of final users. High-purity gold is referred to as 'good delivery', which means it meets the quality standards set by the London Bullion Market Association and gives the buyer assurance of its gold content and purity.

Sustainable development – a summary

Sustainable gold

Business sustainability

AngloGold Ashanti has reported on social investment and sustainability issues since 2002. In 2009 the reporting approach used by the company was reviewed, taking into account leading international practice, and the company moved towards the production of a more focused report, which clearly identifies the issues that are important in making the business viable over the longer term.

Six focus areas were identified for sustainability reporting in 2010, and are summarised in the table below.

This table sets out the context for each issue. More detail on our performance can be found in the company's sustainability report for 2010 – *Sustainable gold*.

Key focus areas	Our context
Improving operational safety performance	Safety is our first value and the most important business consideration. We are committed to creating the safest possible environment for our employees and, over the longer term, to operating an injury-free business.
Managing health impacts that arise at our operations and in our communities	We do not accept ill health as a natural consequence of our business and believe that employees must be able to go home fit and well at the end of each working day. Our most material health risks relate to silicosis, noise-induced hearing loss, HIV/AIDS and malaria.
Operating with respect for human rights	Our concern for operating with respect for human rights stems from our aim to place people first in all aspects of the business. Human rights considerations cut across a range of disciplines at AngloGold Ashanti, including health, safety, security, community, environmental, human resources, legal and regulatory, governance and labour relations. Human rights considerations have been considered in developing policies in these areas, and we have focused in particular on embedding the Voluntary Principles on Security and Human Rights (VPSHR) into our security practices. We have not, however, had a company-wide human rights policy in place. This is an area of work which was initiated in 2010 and will be developed further in 2011, in alignment with progress that has been made in the UN in defining the responsibilities of business to respect human rights.

Sustainable development – a summary

Key focus areas	Our context
Relationships with the communities which host our operations	AngloGold Ashanti is developing a global sustainability strategy which aims to create value for all of its business and social partners. We operate in regions where communities are vulnerable. Transparency is therefore important in our interactions with governments and communities, and essential if they are to derive sustainable economic benefit from our operations.
A lifecycle approach - exploration and closure	We aim to leave host communities better off for our presence, which implies that, even at the exploration phase of a project, we need to take into account the fact that our mines will eventually close. Communities which have hosted our operations must be consulted on what we leave behind in terms of infrastructure and impacts.
Effective stewardship of the environment and of the natural resources that we use, primarily land, water and energy	Mining operations use increasingly scarce resources such as energy, water and land and can have substantial impacts on the environment, both positive and negative. Key concerns in this area relate to water, energy and greenhouse gas emissions, land, climate change, hazardous materials and air quality. In February 2010, operations at Iduapriem in Ghana were suspended for a period of two and a half months due to potentially adverse environmental impacts arising from the tailings storage facility at the operation. In conjunction with the Environmental Protection Agency of Ghana (EPA), an interim location for tailings storage was identified. Construction of a new storage facility to cater for life of mine tailings deposition is in progress and this new facility will become operational in the first half of 2011.

Our sustainability commitments

In the pages which follow, we set out our future commitments on each of these focus areas, as well as our performance against commitments made in our 2009 reporting cycle. We will report back on our progress against these commitments in our 2011 report. The commitments listed below are based on the key focus areas currently identified. They will be reviewed in light of the strategy process that is underway.

Improving operational safety performance

Our 2009 commitments	Our progress in 2010
Achieving a further 20% reduction in the all injury frequency rate with the long-term objective of operating an accident-free business	We achieved a reduction of 11% in our all injury frequency rate in 2010. Although this is short of our target for the year, we are pleased to be able to report a 45% improvement in the all injury frequency rate since 2007, from 20.95 in 2007 to 11.50 in 2010. Due to the transformational nature of our safety interventions, our expectation was that improvements would be achieved through a series of step changes.
Begin implementation of the Safety Transformation project	Implementation of the Safety Transformation project has begun – the project was launched in May 2010. Significant work was undertaken on integrating the project into the operating framework of the business.

Our 2011 commitments

In 2011, we aim to achieve continued improvement in safety performance towards our 2015 business goal of an all injury frequency rate of less than 9 per million hours worked. Our target to reduce fatalities by 70% by 2012 (from a 2007 baseline) remains intact.

Work is under way to continue implementation of safety transformation within Project ONE in 2011 through:
• completion of guidelines by mid-2011 to support roll out of the global safety standards;
• implementation of a new model and process for accident investigation;
• a review of organisational safety capabilities; and
• development of operational safety plans to business unit teams.

Managing health issues

Our 2009 commitments	Our progress in 2010
Elimination of new cases of silicosis after December 2013 among employees in South Africa with no occupational exposure prior to 2008	We are working towards achievement of this industry milestone. Due to the latency period of the disease we are not yet able to provide a meaningful assessment of this group of employees. We have, however, met and exceeded industry milestones on silica dust exposure as one of the measures in place to combat this disease and have set lower internal benchmarks for exposure.
Intensify hearing conservation programmes and continue to silence – to acceptable levels – all identified noise equipment in order to achieve the industry milestone of no deterioration in hearing greater than 10% among occupationally-exposed individuals at South African operations	We are working towards achievement of this industry milestone. It is still too early to provide a meaningful assessment of this group of employees due to the latent nature of this disability. We have been in compliance with the 2013 industry noise targets since 2008 and have now set lower internal benchmarks.
Maintain a rate of 80% of South African employees attending voluntary counselling and testing for HIV (VCT) during 2010, excluding current wellness clinic attendees	74% of South African employees attended VCT during 2010. The uptake of VCT programmes has been falling since 2008. Programmes relating to the prevention of HIV/AIDS have been in place at AngloGold Ashanti since 2000 and numbers of employees presenting themselves for VCT are declining. Communications and awareness efforts continue, as does the provision of anti-retroviral therapy (ART) and wellness programmes to affected employees.
Reduce by 50% the number of avoidable drop-outs from wellness programmes in 2010	Over 4,000 employees attended wellness programmes in 2010 and ART continues to be supplied to approximately 2,500 employees for whom this treatment is clinically indicated. We have not been able to measure the number of drop-outs from wellness programmes accurately, due to the difficulty of establishing the cause of an employee discontinuing treatment.
Reduce occupational tuberculosis (TB) incidence to 3% of all South African employees by 2010	We have achieved this target. The incidence of TB among South African employees was reduced to 2.64% in 2010.
Successfully cure 85% of new TB cases in 2010	Over 90% of new cases were successfully cured in 2009. Data for 2010 is not yet available as treatment programmes for TB last between six and eight months.

Our 2011 commitments

To progress our health strategy, we intend to undertake health risk assessments and health system audits at our operations in Continental Africa by the end of 2011 and complete health risk assessments and health system audits for the balance of our operations by the end of 2012.

We have set the following goals relating to wellness and occupational environment:
- continue progress towards the industry milestone of no new cases of silicosis among previously unexposed employees in South Africa (2008 onwards) after December 2013;
- meet the industry milestone of no deterioration in hearing greater than 10% among occupationally-exposed individuals at South African operations;
- roll out integrated malaria programmes, drawing on the model implemented at Obuasi in Ghana, at operations in Mali, Tanzania and Guinea; and
- in South Africa, continue efforts to reduce occupational tuberculosis (TB) incidence to 2.25% of all South African employees by 2015 and successfully cure 85% of new cases (our long-term target is the reduction of TB incidence to 1.5% of all South African employees by 2029).

Sustainable development – a summary

Human rights and business

Our 2009 commitments	Our progress in 2010
Zero violations of the Voluntary Principles on Security and Human Rights (VPSHR) in 2010	In 2010, two violations of the VPSHR were recorded, details are provided in the group-level Sustainability Report. We are continuing efforts to embed the VPSHR into our security management systems and practices in order to effect the continuous improvement necessary to reach our target of zero VPSHR violations. We continue to encourage self reporting by security personnel of potential violations.
Develop a standard approach for all contracts with private and public security	A review of all contracts with private and public security is under way in order to achieve this target and is scheduled for completion by the end of 2011.

Our 2011 commitments

In 2011, we aim to develop a more effective approach to human rights issues by putting in place a company-wide policy, framework and procedures.

In the area of security and human rights, we continue to target zero incidents under the Voluntary Principles on Security Human Rights (VPSHR) and aim to reduce the number of allegations of VPSHR incidents that are made. To support achievement of this target, we will:
- complete implementation of the global security framework by the end of 2011; and
- review all contracts with private and public security services worldwide in order to standardise contract requirements by the end of 2011.

AngloGold Ashanti and communities

Our 2009 commitments	Our progress in 2010
Final approval of management standards and associated guidance material that govern how the company interacts with communities	Standards have been developed and are scheduled for approval by the executive committee of the company in 2011. Work to develop guidance material will follow shortly after approval.
Incorporate community aspects into each operation's ISO 14001 management system by 2012	The ISO 14001 management system is in place at all operations and progress has been made towards incorporating community aspects. Further work is being done to support sites to meet the target date which is three years following approval of the management standards by the board.
Continue to embed the government relations function into decision-making processes, including through development of a management standard by 2011	In 2010 progress was made in incorporating the government relations function into broader AngloGold Ashanti decision-making processes. The need for a management standard will be reviewed.

AngloGold Ashanti and communities (continued)

Our 2009 commitments	Our progress in 2010
Roll-out of a pilot government engagement strategy model in South African and in a minimum of two other jurisdictions in 2011	This pilot programme remains work in progress in South Africa in 2011. Following its successful completion, we aim to extend the model to two other jurisdictions.
In South Africa, participate in the Mining Charter review	We participated actively in the Mining Charter review, including through the relevant industry structures. The reviewed Mining Charter was agreed and published.

Our 2011 commitments

In 2011, we aim to better define expectations for performance with regard to community and social performance. This will be done through community-focused management standards which are currently at the latest stages of finalisation and review and are expected to be approved by the Executive Committee of the company in 2011.

Work to support and give effect to the standards will begin in 2011, after their approval, and will include the development of guidelines to aid in implementation of the standard and the allocation of appropriate resources.

To ensure an integrated approach to managing community and environmental aspects in line with the integration of the two functions, we aim to integrate community aspects into the ISO 14001 management system. Work towards this is already in progress; however, a specific work plan has been developed for 2011 to accelerate efforts such that sites will be ready to undergo certification audits by 2014.

Exploration and closure

Our 2009 commitments	Our progress in 2010
Work on findings of review conducted in 2009 to address any site-level deficiencies in closure plans and ensure alignment with company management standard by 2011	An internal multi-disciplinary committee continued to guide site-level closure planning to ensure alignment with the company standard by the end of 2011. A workshop was held in December 2010 to ensure alignment amongst environmental, social and accounting professionals within the company and to share best practices across the group.

Our 2011 commitments

In 2011 and 2012, assess compliance with the closure standard. Work to achieve compliance with the closure standard at all operations by the end of 2011 will continue. A corporate-led assurance and operations review will assess closure plans to ensure compliance and efficiency.

During 2011, the greenfield exploration business unit will be working to formalise and improve a process which will ensure that an appropriate level of community and environmental oversight is completed at each stage of exploration.

Sustainable development – a summary

Environmental and natural resource stewardship

Our 2009 commitments	Our progress in 2010
Continue work to improve energy and water performance including through the development of site-level objectives	Comprehensive energy maps have been developed for South Africa and are being progressed for all other operations. A more complete range of water performance indicators is being developed for key aspects of water performance. Site water balances are being refined. A global approach for quantifying the energy and water benefits from business improvement projects is also being progressed.
Audit the global energy and water security position for all operations	High level energy and water security reviews have been completed at 15 of our 19 relevant operations and the balance will be completed in 2011. Strategic frameworks have been developed for energy and water management.
Continue to address key climate change opportunities and risks	Preliminary preparations to understand site-specific climate change risks in greater detail have commenced. A project to install heat pumps at high-density residences in South Africa is almost complete and is expected to earn carbon credits. We are continuing to assess other opportunities for generating carbon credits, especially in the South Africa region where our energy consumption is 40% of the group total.
Final approval or development of management standards and associated guidance material that govern how the company interacts with the environment	Progress was made in agreeing a biodiversity management standard, which will be finalised in 2011. Guidance for the closure and rehabilitation management standard was finalised.

Our 2011 commitments

Improve energy performance by:
- developing site-based targets and action plans from 2012 onwards;
- continuing to refine energy metrics, performance measurement and reporting during 2011; and
- quantifying the energy benefits of business improvement initiatives.

Improve energy security at our operations by:
- finalising high-level reviews of site energy security arrangements during 2011; and
- commencing the development of site-based energy security strategies for life of mine.

Improve water performance by:
- developing site-based targets and action plans from 2012 onwards;
- continuing to refine key performance indicators, performance measurement and reporting during 2011; and
- quantifying the water benefits of business improvement initiatives.

Our 2011 commitments (continued)

Improve water security at our operations by:

- finalising high-level reviews of water security arrangements during 2011;
- commencing the development of site-based water security strategies for life of mine; and
- embedding integrated water management at all sites, and recognising the value of managing water performance across entire site operations in a planned and coordinated manner.

Continue to address key climate change opportunities and risks, by specifying life-of-mine climate change risks in more detail for priority operations, starting in 2011 with those at greatest risk.

Over 2011 and 2012 a programme of assessing compliance with the environment-focussed management standards approved during 2009 will commence in the form of the biennial Community and Environment Review Programme (CERP). Concurrently, a roll out phase to socialise finalised community-focussed standards will commence, also as part of the CERP.

People

The following commitments were made in our 2009 report and progress against these commitments is reported below:

Our 2009 commitments	Our progress in 2010
Continue with the roll out of the System for People (SP), including the global values survey	Significant progress was made during the year on implementation of the SP, with the development of a new delivery framework clearly defining corporate and regional roles. The global values survey was completed in 2010 and the results reviewed by the Executive Committee. The results will be fed back into the business in early 2011.
Review the wage negotiations strategy in Continental Africa and develop a model for conducting wage negotiations which can be applied throughout the company's Continental African operations	A labour engagement model was developed and successful collective bargaining processes were concluded at the Siguiri mine in Guinea and Sadiola/Yatela mines in Mali.
Standardise, to the extent possible, the conditions of employment of senior managers to facilitate mobility within the company	A survey of conditions of employment with respect to senior and executive management was conducted by PwC on behalf of the company and the report submitted to the Remuneration Committee. This survey covered all the countries in which the company operates. The findings of this survey resulted in the formulation of the company's Remuneration Policy that was approved by the shareholders at the annual general meeting held in May 2010.

Thero Setiloane, Executive Vice President – Business Sustainability, AngloGold Ashanti

Podcast available at www.aga-reports.com/10/podcasts.htm

Corporate governance

AngloGold Ashanti committed to **best practice** in corporate governance

AngloGold Ashanti's mission is to create value for all those who have a stake in the company's business. In order to achieve this, the company has been and continues to be committed to the highest standards of corporate governance, guided by the principles of sustainable business, by engaging in business practices that will enable the company to safely and responsibly explore, mine and market gold and associated products. The description of the corporate governance systems and practices in the pages that follow explains how the company has lived up to that commitment during the 2010 financial period.

Corporate governance achievements during 2010 and targets for 2011

In line with its commitment to maintain the highest standards in corporate governance and to achieve compliance with new principles recommended in the King III Code (King III), certain corporate governance targets were set and communicated to shareholders in the Annual Financial Statements 2009. Below are the targets set for and those achieved in 2010, as well as explanations for the non-achievement of targets:

No.	Targets set at the end of 2009 to be achieved in 2010	Achievements/reasons for non-achievement	Targets for 2011
1	Update board charter to incorporate new requirements of the Companies Act 71 of 2008 and recommendations of King III.	The implementation of the Companies Act 71 of 2008 has been delayed.	The board charter will be updated in 2011, as soon as the Act becomes effective, to bring its contents in line with other developments in corporate governance and internal changes within AngloGold Ashanti.

No.	Targets set at the end of 2009 to be achieved in 2010	Achievements/reasons for non-achievement	Targets for 2011
2	Update the board induction pack to include developments in legislation and corporate governance.	The board induction pack was updated to include certain developments in corporate governance, legislation and internal changes within AngloGold Ashanti. The induction pack served as a guide to the induction of non-executive directors appointed during 2010 and also as a reference document for the directors.	Undertake further changes and updates to the information contained in the induction pack, as required.
3	Update the terms of reference of the Audit and Corporate Governance Committee to include new requirements of the Companies Act 71 of 2008 and the new requirements of King III.	The terms of reference were updated to include provisions of King III that were new to the company's corporate governance practices. Most of the new principles in King III were premised on the coming into effect of the Companies Act in 2010. To that extent, certain provisions of the Act have been complied with ahead of the effective date.	Further revisions will be effected to the terms of reference once the Companies Act comes into effect and as and when other developments in corporate governance are effective.
4	Complete the process of restructuring the board and certain committees, including succession planning to achieve a better balance in skills and knowledge to improve board performance.	Restructuring of the board continued in 2010. The former board chairman retired at the annual general meeting held on 7 May 2010 and three new directors, including a new chairman were appointed to the board during the year. A number of changes were made to the membership of board committees during the year.	Further restructuring of the board and its committees to achieve the desired balance in skills and knowledge is expected in 2011.
5	Update board and committee annual appraisal forms to ensure that key performance indicators are in line with the company's strategic objectives. This is expected to improve assessment outcomes and board delivery.	The forms were updated and applied in the board and committees' self-performance evaluations to be finalised in March 2011.	Further amendments may be made in line with new corporate governance regulations and the company's own performance expectations.
6	Review of risk management and information technology governance by putting in place improved structures to oversee these functions in line with recommendations of King III and the group's strategic objectives.	A new board committee, the Risk and Information Integrity Committee was established during the year. Details of developments on this subject can be found under "Board Committees" from page 185.	The Risk and Information Integrity Committee will become fully functional in 2011 and is expected to put in place further structures, systems and procedures to strengthen risk and information technology governance within the group.

Corporate governance

No.	Targets set at the end of 2009 to be achieved in 2010	Achievements/reasons for non-achievement	Targets for 2011
7	Continue with initiatives being undertaken under Project ONE, a group-wide improvement project started in 2008.	Project ONE gained increased traction across the organisation during 2010 as its Systems for People (SP) and Business Process Framework (BPF) teams moved aggressively to progress implementation. The global values survey, designed to identify value-based behaviours and to gauge employee engagement, was completed and analysed. Significant progress was made during the year, with the development of a new delivery framework, with clearer corporate and regional roles and accountabilities, which link the SP, BPF and discipline frameworks, including Transformation (or employee equity) and Safety Transformation.	The integration of the SP, BPF and discipline frameworks will continue during 2011 along with the design of appropriate mechanisms to engage employees in the implementation of Project ONE, thereby helping to create sustainable growth in the business. Also of importance for 2011 is a renewed focus on the organisational values programme, using the results of the survey, and on the change management work that informs the ongoing successful roll-out and implementation of Project ONE.

	Additional significant corporate governance achievements during the year	
1	Southern Africa Institute of Chartered Secretaries and the JSE's Annual Report Award.	AngloGold Ashanti received one of the two merit awards in the Top 40 Category.
2	Ernst & Young Excellence in Reporting.	Awarded 5th place in the Ernst & Young Excellence in Reporting for Sustainability.
3	The terms of reference of other committees were revised.	The terms of reference of the following committees were revised and approved by the board during 2010: Safety, Health and Sustainable Development and Transformation and Human Resources Development.
4	Anti-corruption workshop organised.	An anti-corruption workshop was held at corporate office as part of the programme to promote compliance with regulations and to sensitise employees regarding the importance of anti-corruption to the company's governance environment.
5	Launch and roll-out of revised Code of Business Principles and Ethics.	A revised Code of Business Principles and Ethics was approved by the board, launched on 25 November and an 18-month roll-out plan commenced. A detailed write-up is provided on page 178 of this report.

Responsibility and accountability for corporate governance

The board of directors of AngloGold Ashanti is ultimately responsible for ensuring that an adequate and effective process of corporate governance is established and maintained. In executing this mandate, the board has set up a corporate governance system that is guided by the company's internal policies and standards and external legislation and regulations as outlined in the following paragraphs. Corporate governance is constantly evolving and AngloGold Ashanti is continuously seeking ways to improve on its corporate governance standards.

Day-to-day responsibility for corporate governance is overseen by AngloGold Ashanti's management, which regularly reports to the various committees of the board. The board chairman and the chairman of the Audit and Corporate Governance Committee play an active role in the corporate governance issues faced by the company through regular interaction with executive directors, senior management and other stakeholders and interested parties, where necessary.

In the paragraphs that follow, a description of the company's corporate governance systems is provided.

AngloGold Ashanti's corporate governance structure – as at 31 December 2010



Board of directors

Independent non-executive directors
TT Mboweni
TJ Motlatsi (Dr)
FB Arisman
R Gasant
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
S Pityana

Chairman: TT Mboweni (Independent non-executive director)
Deputy chairman: TJ Motlatsi (Dr) (Independent non-executive director)
Chief executive officer: M Cutifani (Executive director)

Executive directors
Chief executive officer:
M Cutifani
Chief financial officer:
S Venkatakrishnan

Board committees

Audit and Corporate Governance Committee
LW Nkuhlu (Prof.)*
FB Arisman
R Gasant

Safety, Health and Sustainable Development Committee
WA Nairn*
FB Arisman
M Cutifani
TJ Motlatsi (Dr)
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana

Risk and Information Integrity Committee
R Gasant*
FB Arisman
M Cutifani
WA Nairn
LW Nkuhlu (Prof)
SM Pityana
S Venkatakrishnan

Nominations Committee
TT Mboweni*
FB Arisman
R Gasant
TJ Motlatsi (Dr)
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana

Executive Committee
M Cutifani*
CE Carter
RN Duffy
GJ Ehm
R Largent
RR Lazare
AM O'Neill
TML Setiloane
YZ Simelane
S Venkatakrishnan

Transformation and Human Resources Development Committee
TJ Motlatsi (Dr)*
M Cutifani
WA Nairn
F Ohene-Kena
SM Pityana

Investment Committee
FB Arisman*
S Venkatakrishnan
M Cutifani
TT Mboweni
WA Nairn
SM Pityana

Financial Analysis Committee
FB Arisman*
R Gasant
TT Mboweni
LW Nkuhlu (Prof)
SM Pityana

Remuneration Committee
SM Pityana*
FB Arisman
TJ Motlatsi (Dr)
LW Nkuhlu (Prof)

Party Political Donations Committee
TJ Motlatsi (Dr)*
M Cutifani
TT Mboweni
WA Nairn
LW Nkuhlu (Prof)
SM Pityana

Group internal audit

External audit

Laws/regulations/codes
JSE Listings Requirements
Companies Act 61, of 1973
US Securities Act 1933 and 1934
Sarbanes-Oxley Act, 2002
King Report on Corporate Governance (King III)
Employment Equity Act of South Africa
Labour Law
Corrupt Practices Act
Local legislation for companies where the company has operations

Policies/guidelines
Board charter
Directors' induction
Directors' independence
Conflict of interests
Board committees
Terms of reference
Delegation of authority
Insider trading
Compliance
Gifts, hospitality and Disclosures
Code of ethics for senior financial officers
HIV AIDS
Directors' dealings in company securities
Human Resource

Risk management

Finance Committee

Disclosures Committee

Global IT Steering Committee

*Committee chairman

Corporate governance

External legislation, regulations and requirements

These include the South African Companies Act 61 of 1973, as amended, the US Sarbanes-Oxley Act of 2002 and the Securities Act 1933 and 1934, the Listings Requirements of the Johannesburg Stock Exchange (JSE) and other stock exchanges on which the company's stocks are listed, applicable legislation and regulations in the jurisdictions in which the company has operations, as well as various corporate governance guidelines, key among which are those provided by the South African Code on Corporate Governance (King III) and the Global Reporting Initiative. Various other pieces of legislation and governance standards, both local and international, further guide the company's legal and disclosure obligations.

The JSE Listings Requirements require the company to disclose its compliance with the King Code and explain any areas where the recommendations are not applied. AngloGold Ashanti complied with the previous Code, King II, in all material respects, except for one, in that the former board chairman was a member of the Audit and Corporate Governance Committee. The non-compliance was adequately explained in the company's previous annual reports. With the retirement of the former board chairman, the company is now fully compliant as explained within this report.

On 1 March 2010, the King Report on Corporate Governance in South Africa 2009 (King III) became effective. King III introduced a number of new principles on an "apply or explain" basis. Due to the listing of AngloGold Ashanti's stock on the New York Stock Exchange which requires it to comply with Sarbanes-Oxley Act and the company's own good governance practices, several of the new principles introduced in King III were already being complied with by the company.

In line with its stated principle to uphold the highest standards of corporate governance, AngloGold Ashanti, with the approval of its board, conducted a gap analysis based on the King III checklist to measure the corporate governance practices within AngloGold Ashanti against the new corporate governance principles recommended in the Code. Areas that required action to be taken to achieve full compliance were identified and ranked in order of importance to the company's governance principles. Action plans were put in place, with approval of the board, to achieve full compliance within set time frames and responsibilities for achievement of targets were allocated to specific executives.

For an update on AngloGold Ashanti's compliance with King III, refer from page 24.

Internal policies

Internal policies include the board charter, terms of references of board committees and other policies as listed in the corporate governance framework.

Key features of some internal policies that enhance the corporate governance of AngloGold Ashanti are provided below.

Code of Business Principles and Ethics (Our Code): A new Code, which was approved by the board on 10 August 2010, provides a framework and sets out the requirements for implementation of the company's key corporate policies and guidelines.

The provisions of Our Code apply to all directors, employees (both full and part time) of AngloGold Ashanti, all companies within the AngloGold Ashanti group including service organisations, managed joint ventures, representatives and to the extent reasonable and practicable, the company's business and social partners, agents and consultants.

Our Code contains standards, provides direction and sets forth principles that must guide the company's conduct internally and its interactions with business partners, the communities in which it operates as well as with the general public. It also summarises important company policies and procedures, focuses attention on key ethical considerations, spells out prohibited conduct and is intended to foster a culture of high performance, with integrity.

Some of the key policies set forth in Our Code as explained below include insider trading, conflicts of interest, gifts, hospitality and sponsorship, use of company assets, whistle-blowing, delegation of authority and bribery and corruption. It provides detailed guidance on ensuring safety at the workplace. Our Code is available on the company's website.

Insider trading: This policy prohibits any person deemed as an insider from trading in the securities (shares, warrants, derivative instruments) of AngloGold Ashanti on the basis of material non-public information or during closed periods or to communicate such information to others who may trade in the securities based on that information which, if it were made public, would likely have a material effect on the price of the company's securities. Insiders include directors, employees,

immediate family members of employees or any person who might have obtained information from an insider.

The policy provides guidelines to employees who are not in possession of non-public price-sensitive information, who wish to trade in the company's securities during closed periods. AngloGold Ashanti regards compliance with securities laws in the jurisdictions in which it operates as an important aspect of its corporate governance principles. Disciplinary action, up to and including termination of employment will be taken against insiders who violate this policy.

Conflicts of interest policy: The policy provides guidance to employees to enable them to avoid and recognise actions and practices that are incompatible with the interests of the company or that may make it difficult for them to perform their work effectively and objectively. The basic principle is to avoid profiting from one's official position.

Gifts, hospitality and sponsorship: AngloGold Ashanti recognises the negative effects that the giving and receiving of gifts can have on its business and has therefore put in place this policy to guide stakeholders on this important aspect of the company's corporate governance principles. The policy clearly defines a gift, when employees can and cannot receive a gift and what to do when faced with difficult scenarios in that regard. It also outlines the consequences of contravening the policy. The policy further explains the relationship of gifts, hospitality and sponsorship to bribery and corruption.

Directors' fit and proper standards policy: Being the primary executors of AngloGold Ashanti's corporate governance agenda, the calibre of the directors appointed to the board is of great importance to the company. This policy therefore seeks to establish criteria to assist the process of selecting persons considered fit and proper to assume the position of a director of the company. The policy is also applied in the selection of the company secretary.

Directors' induction policy: Under this policy, new directors are provided with the opportunity to attend an orientation programme where they are made aware of their rights, duties and responsibilities and familiarised with the operations and business environment of AngloGold Ashanti and the legal and ethical framework in which they must conduct themselves. The objectives of the programme are to maximise individual director's contributions to the board's deliberations, to enable directors to make informed decisions with regard to matters of

the company. In line with best practice and to meet the ever changing corporate governance landscape, the company continuously updates directors on developments in this area.

Directors' professional advice policy: In order to enhance directors' contributions to board deliberations and to enable them to make informed decisions, AngloGold Ashanti has adopted this policy which provides for individual directors to seek external independent advice when necessary, at the company's expense.

Confidential reporting/whistle blowing: In line with its corporate governance principles and in terms of the guidelines of the King Code on Corporate Governance, the Sarbanes-Oxley Act of the United States and the Protected Disclosure Act 26 of 2000, South Africa, the board of directors of AngloGold Ashanti has put in place a confidential reporting process. The whistle-blowing policy applies to all companies in the AngloGold Ashanti group and provides a channel for shareholders, employees and the general public to report acts and practices that are in conflict with the company's business principles, are unlawful, constitute financial malpractice or endanger the public or the environment. Reports are made through several mediums including the intranet, internet, telephone, fax and post. A short messaging system (sms) has been implemented in South Africa.

All anonymous reports made in terms of the whistle-blowing policy are administered by a third party, Tip-Offs Anonymous, to ensure confidentiality and independence of the process. Reported cases are relayed to management through internal audit. A report is provided to the Executive Committee and the Audit and Corporate Governance Committee on a quarterly basis. The process encourages reports to be made in good faith in a responsible and ethical manner and employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or, if unresolved, they should then report these through the whistle-blowing line or directly to internal audit or the legal department. Reporters have the option to request feedback on the outcomes of investigations into reported cases.

Whistle-blowing issues are categorised on the basis of information that is made available regarding the alleged offence. The category "irregularities" pertains to issues where a specific categorisation of the offence has not been made in the report received and/or possible transgressions of policy and procedures have been reported.

Corporate governance

Since its introduction in February 2004, 320 cases have been reported, of which 280 cases had been successfully investigated and closed by 31 December 2010.

Achievements in 2010

Increased reporting of activity has occurred and certain regions have taken initiatives to ensure that communication of the whistle-blowing process is done on a continuous basis. Management embarked on a governance training programme in 2010 which includes whistle-blowing.

There were 58 reports received in 2009, all of which have been investigated and concluded. In 2010, 62 new reports were received of which investigations into 18 reports are still in progress.

Cases reported during the period 1 January 2010 to 31 December 2010

2010 reports	Completed	In progress	Grand total
Bribery and corruption	2	4	6
Concern	3		3
Conflict of interest	1	1	2
Environmental	1		1
Fraud	9	2	11
Grievance	7	1	8
Irregularities	7	3	10
Misconduct	3	1	4
Nepotism	1		1
Safety and health	1		1
Sexual harassment	2		2
Theft	1	6	7
Unethical behaviour	3		3
Unfair labour practice	2		2
Victimisation	1		1
Grand total	**44**	**18**	**62**

Results of the cases concluded in 2010

	Allegations could not be proven	Allegations unfounded	Criminally reported	Disciplinary hearing held	Disciplined	Employee resigned	Employee contract terminated	Insufficient information	Non AngloGold Ashanti issue, forwarded	Resolved with department	Supplier contract terminated	Grand total
Bribery and corruption	1			1								2
Concern								1		2		3
Conflict of interest											1	1
Environmental										1		1
Fraud	1		6		1					1		9
Grievance		1				2			1	2	1	7
Irregularities	2						1			4		7
Misconduct					1	2						3
Nepotism										1		1
Safety and health										1		1

Results of the cases concluded in 2010 (continued)

	Allegations could not be proven	Allegations unfounded	Criminally reported	Disciplinary hearing held	Disciplined	Employee resigned	Employee contract terminated	Insufficient information	Non AngloGold Ashanti issue, forwarded	Resolved with department	Supplier contract terminated	Grand total
Sexual harassment							1			1		2
Theft			1									1
Unethical behaviour	2		1									3
Unfair labour practice						1					1	2
Victimisation			1									1
Grand total	6	1	6	1	5	5	2	1	2	13	2	44

Plans for 2011

Testing of existing mechanisms will continue to be done on a regular basis to ensure that the mechanisms in place are working effectively. Further to the testing, awareness and training, inculcated in the Code of Business Principles and Ethics training programme will continue to be rolled out. The training programme is being rolled out to all locations over an 18-month period.

Stakeholder communication: Communication with various stakeholders has always been an important feature of AngloGold Ashanti's corporate governance practices. To this end, various communication channels have been utilised to engage employees and other stakeholders. During 2010, the Chief Executive Officer continued his quarterly briefing sessions with employees on the company's operational results, as well as other important corporate events and developments. These briefings were held in the corporate office and distributed group-wide via the intranet. Briefs were also issued to employees by the corporate affairs department to keep them abreast of major developments within the company.

Meaningful engagement with shareholders is considered a centre-piece of accountability and good governance by AngloGold Ashanti's board. In that regard, the Chief Executive Officer, the Chief Financial Officer, senior management, the Investor Relations Department and the Company Secretarial Department continued to engage with the investor public through various forums and the media.

At the annual general meeting of shareholders held on 7 May 2010, the board outlined the company's performance and achievements in the previous year and the strategy to be implemented to ensure achievement of its prime objective of creating value for the business in the coming year.

The board sought and obtained a non-binding advisory vote from shareholders on the company's remuneration policy and also put the appointment of the membership of the Audit and Corporate Governance Committee before the shareholders at that meeting; these actions were in compliance with recommendations of King III.

Government relations: AngloGold Ashanti views good relations with governments in jurisdictions in which it operates as a crucial aspect of its corporate governance. As regulators and custodians of the natural resources of their countries, protectors of their people and their communities, governments are important stakeholders in business, especially in the mining industry. As such, creating the right structures and procedures for effective communication with them was one of the important agendas of the board's governance initiatives in 2010. A model to guide AngloGold Ashanti's engagement with governments was developed by the Government Relations Department and was piloted in South Africa during 2010 and will be rolled out to other countries in due course.

Corporate governance

AngloGold Ashanti fully subscribes to the South African government's initiatives on social transformation. In line with this, the company has established employment equity and governance structures and monitors progress at company and business unit levels. Each business unit in South Africa and the corporate office has an Employment Equity Committee, comprising employee representatives. The role of these committees is to liaise with employees, discuss issues relevant to the company's employment equity programmes and provide essential feedback to the board through the Transformation and Human Resources Development Committee. AngloGold Ashanti's five year Employment Equity Plan in terms of Section 44 of the Employment Equity Act was approved on 30 June 2010. The company submitted its ninth employment equity report as at 1 August 2010 to the South African Department of Labour in October 2010.

The company has also put in place policies to guide the promotion, recruitment and development of local talent in all countries in which it has operations.

The board of directors

The Articles of Association of AngloGold Ashanti requires the board to be composed of a minimum of four directors. The company is governed by a unitary board, comprising of two executive directors: the Chief Executive Officer and the Chief Financial Officer and eight independent non-executive directors who all meet the board's independence criteria.

There is no mandatory retirement age for non-executive directors; however, in line with best practice in corporate governance and in accordance with the Sarbanes-Oxley Act, directors are required to step down from the board after nine consecutive years of service. The nine-year tenure could be extended at the board's discretion and with the individual director's consent. Mr RP Edey, the former chairman of the board retired at the annual general meeting held on 7 May 2010 after serving the board for twelve years, eight of which were as board chairman. The independence of Mr FB Arisman, who joined the board in 1998 was evaluated by the board in February 2010. The board concluded that, his performance, skills and knowledge and his contribution to the board's performance are of a high standard and that his independence of character and judgement are not in any way affected or impaired by the length of his service as a director. This decision was ratified at the annual general meeting held on 7 May 2010, when an

extension of tenure for a further three years was approved by shareholders.

During the year, a number of changes to the board membership occurred: Mr TT Mboweni was appointed to the board and as chairman with effect from 1 June 2010 and Mr F Ohene-Kena joined the board on the same date. Mr R Gasant was appointed to the board and the Audit and Corporate Governance Committee with effect from 12 August 2010. Relevant information about the three appointees is provided under Directors and Executive Management from page 146 of this report.

Non-executive directors provide the board with advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play as board representatives on key committees such as the Audit and Corporate Governance, Nominations, Remuneration and Party Political Donations, ensures that the company's interests are served by impartial and independent views that are separate from those of management and shareholders.

The board's charter sets out the powers, responsibilities, functions and delegation of authority, and the areas of responsibility expressly reserved for the board. The charter covers, among others, the following key areas:
- authority of the board;
- composition of the board;
- membership and appointment to the board;
- role and responsibility of the board;
- procedures of the board;
- board committees;
- matters reserved for board decision;
- the board's relationship with shareholders;
- meeting procedures and proceedings;
- share dealings by directors;
- management of risks;
- corporate governance;
- remuneration issues;
- evaluation of board performance and induction of new directors; and
- declaration of interests.

Appointment of directors

The board is authorised by the company's Articles of Association to appoint new directors, based on recommendations by the Nominations Committee, provided such appointees retire at the next annual general meeting and

stand for election by shareholders. Retirement of non-executive directors by rotation follows a staggered process with one-third of non-executive directors retiring at least every three years at the annual general meeting. The curriculum vitae of each director standing for election or re-election is made available to shareholders in the notice of meeting circulated to shareholders prior to the annual general meeting to assist in their decision-making.

Executive directors are not subject to the retirement by rotation process as they oversee the day-to-day running of the company and are held accountable for the operational and management performance of the company by regularly reporting to the board. Their performance is measured and remunerated annually against pre-determined criteria.

Executive directors have contracts of employment with the company. Details on the remuneration of executive and non-executive directors are presented in the Remuneration Report from page 226.

Non-executive directors do not have contracts of service with the company.

All non-executive members of the board have access to management and the records of the company, as well as to external professional advisers should the need arise.

The fees of non-executive directors, including the fees received for membership of committees, are fixed by shareholders at the annual general meeting. Other than these fees and an allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company. The most recent approval of such fees took place at the annual general meeting held on 7 May 2010.

Non-executive directors are precluded from participation in the company's share incentive scheme.

Determination of director independence

Determination of independence is guided by King III, the Companies Act and international best practice. Where the board, exercising its discretion and having considered all relevant facts, determines that a director is independent despite not meeting the set criteria, the board will fully and publicly disclose its reasoning.

The policy and independence of individual non-executive directors are reviewed annually as part of the annual board evaluation process. The performance evaluation tools are also reviewed as and when necessary to ensure that changes in the corporate governance environment as well as the company's strategic needs are well catered for. During 2010, the policy was reviewed and its contents maintained. The policy determining the independence of directors can be found at the company's website at www.anglogoldashanti.com.

In compliance with King III, an assessment of the independence of the chairman by the non-executive directors on the board will form part of the 2010 performance evaluation of the board.

Directors' performance evaluation

An annual self-evaluation is undertaken to determine that the board and its committees are effective in the performance of their duties and to facilitate board development. Depending on the results of the evaluation, appropriate action is taken to achieve the desired results. The board is also cognisant of the opportunity the evaluation process affords it in improving communication among its members and between the board and management and to fine-tune its role in the overall governance of the company.

The most recent self-evaluation of the performance of the board, its committees and its chairman took place in February 2010. The chairman of the board and the chairman of each committee of the board led the processes to evaluate the board and the committees respectively. Led by the deputy chairman, each director evaluated the performance of the chairman.

The evaluation for the 2010 financial year is being done as a self-assessment, and will be finalised by end-March 2011. The external audit firm and the Internal Audit Department will also be evaluated. Additionally, the evaluation of the board chairman will be undertaken by the Nominations Committee and will become the standard procedure for future evaluations. The evaluation process for the 2011 financial year will be facilitated by an independent third party.

The performance evaluation of executive directors is conducted by the Remuneration Committee. For full details, see Remuneration Committee report from page 188.

Corporate governance

Topics covered in the board's effectiveness evaluation include the following:

- composition of the board
- setting of performance objectives;
- board contribution to development of strategy;
- board response to crisis;
- board awareness of developments in regulatory and market environments;
- composition of board committees;
- effectiveness of board committees in fulfilling the mandate;
- evaluation of the relationship between the board and management, shareholders and among members of the board itself;
- board meetings and their effectiveness;
- board succession; and
- corporate governance and legal issues facing the board/company.

Board meetings

The board holds six scheduled meetings annually: four quarterly, a strategy review session and a budget review meeting.

All documents submitted to the board for its discussions or approval are reviewed and approved by the Executive Committee to ensure completeness and relevance. Non-executive directors have unfettered access to the executive team and any other employee of the company to seek explanations and clarification on any matter prior to or following board meetings. This facilitates the board's discussions and assists it in reaching speedy but informed decisions.

All members of the Executive Committee are regular attendees at board meetings and report to the board on their respective operational areas.

During 2010 the board held its six scheduled meetings and three special meetings to consider the appointment of a new board chairman and to approve various financial transactions that were undertaken by the company. In addition, two sub-committee meetings were held to approve various corporate reports including the 2009 annual financial statements and the annual report on Form 20-F (US-GAAP Report for 2009).

The following symbols are used to describe various aspects of board and committee meeting attendance:

Symbol	Meaning
✓	Director attended meeting.
✗	Apologies received from director prior to meeting and leave of absence granted.
–	Attendance not required as director was not a member of the board or committee at the time of the meeting.
▲	Recused from meeting due to conflict of interest

Board meeting attendance for 2010

Members	16 Feb (quarterly meeting)	22 Feb (special meeting)	20 Apr (special meeting)	5 May (quarterly meeting)	6 May (strategy meeting)	10 Aug (quarterly meeting)	9 Sep (special meeting)	9 Nov (quarterly meeting)	17 Nov (budget meeting)
Mr TT Mboweni [1] (Chairman)	–	–	–	–	✓ [6]	✓	✓	✓	✓
Mr RP Edey [2] (Chairman)	✓	✓	✓	✓	✓	–	–	–	–
Dr TJ Motlatsi [3]	✗	✓	✗	✓	✓	✓	✗	✓	✓
Mr FB Arisman	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mr R Gasant [4]	–	–	–	–	–	–	✓	✓	✓
Mr M Cutifani	✓	✓	✗	✓	✓	✓	✓	✓	✓
Mr WA Nairn	✓	✗	✓	✓	✓	✓	✓	✓	✓
Prof LW Nkuhlu	✓	✓	✓	✓	✓	✓	✓	✓	✓

Board meeting attendance for 2010 (continued)

Members	16 Feb (quarterly meeting)	22 Feb (special meeting)	20 Apr (special meeting)	5 May (quarterly meeting)	6 May (strategy meeting)	10 Aug (quarterly meeting)	9 Sep (special meeting)	9 Nov (quarterly meeting)	17 Nov (budget meeting)
Mr F Ohene-Kena [5]	–	–	–	–	–	✓	✗	✓	✓
Mr SM Pityana	✓	▲	✓	✓	✓	✓	✗	✓	✓
Mr S Venkatakrishnan	✓	✓	✓	✓	✓	✓	✓	✓	✓

[1] *Appointed to the board as chairman on 1 June 2010*   [2] *Retired from the board and as chairman on 7 May 2010*   [3] *Retired from the board on 17 February 2011*
[4] *Appointed to the board on 12 August 2010*   [5] *Appointed to the board on 1 June 2010*   [6] *Attended by invitation*

Board committees

The board has established and delegated specific roles and responsibilities to nine standing committees and one management committee (the Executive Committee) to assist it in the execution of its mandate. All standing committees are chaired by independent non-executive directors and the following committees are composed of only independent non-executive directors – Audit and Corporate Governance, Remuneration, Nominations, Party Political Donations and Financial Analysis. The Executive Committee is chaired by the Chief Executive Officer.

Each committee's role and responsibilities and membership are spelt out in its terms of reference, approved by the board and reviewed regularly to ensure that they remain in line with relevant regulations, the company's needs and business climate and with best practice in corporate governance. During 2010, a new committee, Risk and Information Integrity Committee was established. The Treasury Committee, which was a sub-committee of the Audit and Corporate Governance Committee, was dissolved on 9 November 2010 following the elimination of the company's hedge book, which substantially reduced the functions of that committee. Residual duties of the committee were transferred to the Audit and Corporate Governance Committee. As and when required, the board may establish ad hoc committees to address specific issues.

Meetings of the board committees are held quarterly except for the Party Political Donations, Nominations and Financial Analysis committees which only meet on a need basis. Members of the Executive Committee are regular attendees at board and committee meetings. Several members of the management team attend meetings of committees whose roles and responsibilities are relevant to their job functions.

In order to keep the board abreast with activities of the committees, the chairman of each committee reports on a quarterly basis to the board on the committee's deliberations, including decisions taken on behalf of the board. In addition, approved minutes of committee meetings are included in the board's meeting packs for information.

The board encourages and has put in place a procedure to enable directors to attend the meetings of committees of which they are not members to enable them gain information and achieve a better knowledge and understanding of the company's operations. During 2010, Messrs Arisman, Edey, Mboweni, Cutifani and Venkatakrishnan attended the meetings of other committees as detailed in the committee attendance details.

Relevant information on each board committee is provided below.

Audit and Corporate Governance Committee

Membership of the Audit and Corporate Governance Committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act of the United States and the guidelines of King III. All three members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance functions.

At its meeting held on 15 February 2010, the board re-appointed the members of the Audit and Corporate Governance Committee to serve as members of the committee for the next financial year. In line with recommendations of King III, their appointment was put before shareholders on 7 May 2010 for the first time and the resolutions for each member was duly passed by about 98% of shareholders who participated in and voted at the annual general meeting. Their next re-appointments will be considered and voted on at the annual general meeting to be held on 11 May 2011.

Corporate governance

In 2010 one member of the committee, former board chairman, Mr RP Edey, resigned following his retirement from the board. Mr R Gasant was appointed as a member of the committee on 12 August 2010. The background of Mr Gasant can be found under board of directors from page 146 and in the notice of annual general meeting.

The US Sarbanes-Oxley Act requires the board, on an annual basis, to identify a financial expert from within its ranks. At its meeting held on 16 February 2011, the board resolved that the committee's chairman, Prof Wiseman Nkuhlu, is the board's financial expert.

The NYSE listing rules require that the board determine whether a member of the committee's simultaneous service on the audit committees of more than three public companies impairs the ability of such a member to effectively serve on a listed company's audit committee. Professor Nkuhlu, the chairman of the committee, is a member of one (2009: one) other public company's audit committee but is not its chairman. Mr Gasant is the chairman of the audit and risk committees of three non-public companies and Mr Arisman does not serve on any other public company's audit committee.

After due consideration of all relevant facts, and given his professional knowledge and skills, the board concluded that the simultaneous service on three other non-public company's audit committees by Mr Gasant has not and is not likely to impair his ability to diligently execute his responsibilities to the committee and the board of AngloGold Ashanti.

The committee is guided by its terms of reference which were updated in February 2010 to incorporate relevant new principles of King III. The committee's mandate as delegated by the board is ensuring the integrity of financial reporting and adequacy of governance, internal control and risk management policies and processes throughout the group. The roles and responsibilities of the committee include the following:

- selection and evaluation of external auditors and recommendation of their appointment to shareholders;
- determination of the terms of engagement of the external auditor;
- determination of the external auditors remuneration on an annual basis;
- approval and implementation of policy procedures for approving the performance of non-audit work by the external auditors and the remuneration thereof;

- ensuring the independence of the external auditors by putting in place measures to that effect and conducting an annual assessment of their independence;
- reviewing the performance and independence of the internal auditor;
- approving the internal audit charter;
- approving the internal audit plan;
- reviewing management's half year and full year going concern statement;
- submitting a report on its activities on an annual basis to shareholders;
- overseeing the company's integrated reporting and providing assurance to the board as to the integrity of information provided in the report. It also provides assurance to the board that the non-financial aspects of the sustainability review conforms to the financial information in terms of accuracy and consistency;
- reviewing fraud prevention policies and processes. The investigations of the reports made through the "whistle blowing" process and the actions taken are reviewed and monitored by the committee on at least a quarterly basis;
- ensuring a smooth and cordial working relationship between management and the external audit team;
- ensuring that the compliance function is adequately resourced and is performing its functions adequately;
- conducting an annual self-evaluation of its performance;
- providing oversight role of the financial performance of relevant subsidiaries;
- reporting annually to the stakeholders and the board as to the effectiveness of the company's internal financial controls; and
- reviews the annual financial statements and the integrated report of the company and recommends them to the board for approval.

In relation to risk management, the committee reviews the risk policies of the company with respect to risk identification and the risk management process, ensuring that the guidelines of the King Code and the requirements of the Sarbanes-Oxley Act are met, as well as advising the board on the effectiveness of the risk management system. The committee's role with respect to risk management has now been vested in the Risk and Information Integrity Committee. All members of the committee are also members of the Risk and Information Integrity Committee.

The committee meets regularly with the external audit partner, the group's internal auditor and the Chief Financial

Attendance at Audit and Corporate Governance Committee meetings – 2010

Members	11 February	3 May	10 August	5 November
Prof LW Nkuhlu (Chairman)	✓	✓	✓	✓
Mr FB Arisman	✓	✓	✓	✓
Mr RP Edey [1]	✓	✓	–	–
Mr R Gasant [2]	–	–	–	✓
By invitation				
Mr M Cutifani	✓	✓	✓	✗
Mr S Venkatakrishnan	✓	✓	✓	✓

[1] *Retired on 7 May 2010*   [2] *Appointed on 12 August 2010*

Officer to review the audit plans of the internal and external auditors and ascertain the scope of the audits, and to review the quarterly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

To facilitate the committee's role in relation to integrated reporting, the chairman was appointed to the Safety, Health and Sustainable Development Committee with effect from 27 October 2009.

Audit fees approved by the committee and paid to the external auditors in respect of the audit of the 2010 financial statements amounted to $8m and $2m in respect of other assurance services. The percentage of non-audit fees as a portion of total fees paid to the external auditors for 2010 was about 20%.

Meetings of the committee

The committee's terms of reference stipulates that it holds at least four meetings in any particular year. The committee has established an annual work plan to ensure that all relevant matters are covered by the agendas of the meetings planned for the year and to ensure adequate coverage of the matters laid out in the terms of reference.

Permanent attendees to the committee's meetings include the Chief Financial Officer, who is also an executive director, the Vice President: Group Internal Audit, the Executive Vice President: Business Strategy who is responsible for risk management, executives responsible for the company's operations, the financial controllers of the various regions, the Group Compliance Manager, head of legal, and the Sarbanes-

Oxley Compliance Manager. The board chairman and the chief executive officer are also invited to the committees meetings.

At meetings of the committee, the committee fulfilled its responsibilities set out in this report.

It held four scheduled quarterly meetings during 2010 as detailed above. In addition, two sub-committee meetings were held.

Internal audit

The company's internal audit function plays a critical role in the functioning of the Audit and Corporate Governance Committee. The group's internal audit function is headed by the Vice President: Group Internal Audit who reports directly to the committee and also has an administrative reporting line to the Chief Financial Officer. The group's internal control processes and systems are monitored by the group's internal audit function.

The Vice President: Internal Audit attends all meetings of the Audit and Corporate Governance Committee and all Executive Committee meetings that precede board meetings. He reports on the group internal control environment, highlighting major audit findings and remedial measures to address adverse findings. The committee contributes to the setting of key performance targets of the internal auditor and evaluates his performance annually.

As part of processes being put in place to conduct its first combined assurance, the Group Internal Audit presented a risk based audit plan to the committee in November 2010, which was reviewed and approved. The internal auditor has unrestricted access to both the chief executive officer and the

Corporate governance

chief financial officer, the board chairman and the chairman of this committee, and is invited to attend and report on his department's activities at all meetings of the committee. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, enables him to discharge his duties as required by law and in fulfilment of his obligations to the company.

In addition, the committee meets quarterly with the internal and external auditors without the presence of management.

Safety, Health and Sustainable Development Committee

The Safety, Health and Sustainable Development Committee oversees the company's performance on sustainable issues including safety, health and the environment, and its social interaction with the communities in which it operates, as well as the security discipline. The committee ensures that the company conducts its operations in an economically and socially responsible manner and in accordance with

sustainable business practices and with due regard to the safety and health of its employees, communities and the protection of the natural environment. The committee is also responsible for establishing targets in relation to each of these areas. Safety, health and environmental performance and relations with government, community members and other stakeholders, form an integral part of operational management.

Membership of the committee comprises non-executive directors and the Chief Executive Officer. Its meetings are attended by several members of the executive team and other officers of the company whose roles and duties are relevant to the committee's mandate. During 2010, the committee deliberated on the strategies and methodologies that will enhance the safety and security of all company employees, and in particular deliberated on the safety concerns faced by the company's South African mines.

Four scheduled quarterly meetings were held during 2010 as detailed below:

Attendance at Safety, Health and Sustainable Development Committee meetings – 2010

Members	15 February	4 May	5 August	8 November
Mr WA Nairn (Chairman)	✓	✓	✓	✓
Mr FB Arisman [1]	–	–	✓	✓
Mr M Cutifani	✓	✓	✓	✓
Dr TJ Motlatsi	✗	✓	✓	✓
Prof LW Nkuhlu	✓	✓	✓	✓
Mr F Ohene-Kena [1]	–	–	✓	✓
Mr SM Pityana	✓	✓	✓	✓
By invitation				
Mr FB Arisman	✓	✓	–	–
Mr RP Edey [2]	✓	✓	–	–

[1] *Appointed on 1 August 2010*   [2] *Retired on 7 May 2010*

Remuneration Committee

The Remuneration Committee comprises only independent non-executive directors and is responsible for evaluating the performance of executive directors and executive management, and for setting appropriate remuneration for such officers of the company.

The performance of each executive director is assessed relative to the prevailing business climate and market conditions, as well as

to annual evaluations of the achievement of key predetermined targets. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole.

Full details of the company's remuneration philosophy, matters deliberated on by the committee during 2010, remuneration payments for all directors and information on the Share Incentive Scheme are available in the Remuneration Report from page 226 of this report.

Attendance at Remuneration Committee meetings – 2010

Members	11 February	9 March	4 May	5 August	8 November
Mr SM Pityana (Chairman)	✓	✓	✓	✓	✓
Mr FB Arisman	✓	✓	✓	✓	✓
Mr RP Edey [1]	✓	✓	✓	–	–
Dr TJ Motlatsi	✗	✓	✓	✓	✓
Prof LW Nkuhlu	✓	✓	✓	✓	✓
By invitation					
Mr M Cutifani	✓	✓	✓	✓	✓
Mr TT Mboweni [2]	–	–	–	✓	✓

[1] *Retired on 7 May 2010*   [2] *Appointed on 1 August 2010*

Nominations Committee

The appointment of directors is a matter for the board as a whole but the Nominations Committee, whose membership comprises of only independent non-executive directors, is responsible for identifying, assessing and recommending suitable candidates for appointment to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, particularly those of the chief executive officer and the board chairman.

During the year the committee conducted several interviews with potential candidates for the position of chairman of the board and other independent non-executive directors. Four meetings were held in addition to the interview sessions.

Attendance at Nominations Committee meetings – 2010

Members	12 February	15 February	22 February	5 August
Mr RP Edey (Chairman) [1]	✓	✓	✓	–
Mr TT Mboweni (Chairman) [2]	–	–	–	✓
Mr FB Arisman	✓	✓	✓	✓
Mr R Gasant [3]	–	–	–	–
Dr JT Motlatsi	✓	✓	✓	✓
Mr WA Nairn	✓	✓	✓	✓
Prof LW Nkuhlu	✓	✓	✓	✓
Mr F Ohene-Kena [2]	–	–	–	✓
Mr SM Pityana	✓	✓	▲	✓
By invitation				
Mr M Cutifani	–	–	✓	✓
Mr S Venkatakrishnan	–	✓	✓	✓

[1] *Retired on 7 May 2010*   [2] *Appointed on 1 August 2010*   [3] *Appointed on 12 August 2010*

Risk and Information Integrity Committee

In February 2009, the board approved a comprehensive Group Risk and Opportunity Report and Framework that marked a new approach to risk management in the company. The main aim was to ensure that risk management became embedded into all the company's business practices and processes, as well as policy and strategic planning. This approach would ensure that risk was regarded as one of the key tools for the achievement of business objectives and not only a compliance issue. Implementation of the new risk management framework

Corporate governance

commenced in the second half of 2009 and has achieved significant successes.

Risk management, together with information technology management, has assumed greater importance in corporate governance in South Africa as evidenced by recommendations in King III. The board of AngloGold Ashanti, was cognisant of the fact that information plays a key role in the operations of the company, and resolved to establish the Risk and Information Integrity committee to oversee Risk Management and Information Technology Governance and as required by King III, the board has developed a framework for IT governance.

The board approved the terms of reference as well as the membership of the committee on 10 August 2010. Members of the committee comprise both executive and non-executive directors as follows: Messrs R Gasant, M Cutifani, FB Arisman, WA Nairn, SM Pityana, S Venkatakrishnan and Prof LW Nkuhlu. The committee held its first meeting on 5 November 2010 during which it reviewed its terms of reference, membership and meeting procedures. The meeting was chaired by the Chief Executive Officer and all members, except Mr R Gasant, were present. At its meeting held on 9 November, the board appointed Mr Gasant as chairman of the committee.

The main function of the committee as outlined in its terms of reference is to assist the board in carrying out its risk responsibilities and to advise the board on the effectiveness of the risk and information integrity management processes and to ensure that information technology and compliance risk are integral parts of risk management.

In February 2011, the board approved the following documents:
a. Risk Management Policy;
b. Risk Management Plan; and
c. Risk Management Standard.

The board reviewed the ten most important risks facing the company. In addition, a risk register is being reviewed by the committee at least twice a year and for 2011, Internal Audit will give assurance on the effectiveness of implementation of risk management.

Transformation and Human Resources Development Committee

The committee is responsible for overseeing the company's performance in respect of employment equity, transformation and staff development by taking into account the legal requirements of applicable legislation and the monitoring of targets set by the company, including the monitoring of the Mining Charter in its entirety and all legislative requirements impacting on the company's right to mine at all its operations. The committee is also responsible for employee skills development in a manner that seeks to develop and retain talent, and to provide employees with the opportunity to enhance their skills and knowledge. Details of the company's employment equity practices and performance during the year, as well as the challenges the company faces in this regard are provided in the Sustainability Review 2010 which is available on the company's website. The committee held four scheduled quarterly meetings in 2010.

Attendance at Transformation and Human Resources Development Committee meetings – 2010

Members	15 February	4 May	5 August	8 November
Dr TJ Motlatsi (Chairman)	✗	✓	✓	✓
Mr FB Arisman [1]	✓	✓	–	–
Mr M Cutifani	✓	✓	✓	✓
Mr WA Nairn	✓	✓	✓	✓
Mr F Ohene-Kena [2]	–	–	✓	✓
Mr SM Pityana	✓	✓	✓	✓

[1] *Resigned from committee on 1 August 2010*   [2] *Appointed on 1 August 2010*

Investment Committee

This committee is responsible for overseeing and reviewing AngloGold Ashanti's strategic investments which includes the acquisition and disposal of assets, capital expenditure and projects.

Attendance at Investment Committee meetings – 2010

Members	11 February	3 May	6 August	5 November
Mr RP Edey (Chairman) [1]	✓	✓	–	–
Mr FB Arisman (Chairman) [2]	–	–	✓	✓
Mr M Cutifani	✓	✓	✓	✓
Mr TT Mboweni [3]	–	–	✓	✓
Mr WA Nairn	✓	✓	✓	✓
Mr SM Pityana	✓	✗	✓	✗
Mr S Venkatakrishnan	✗	✓	✓	✓
By invitation				
Mr FB Arisman	✓	✓	–	–

[1] Retired on 7 May 2010   [2] Appointed chairman on 1 August 2010   [3] Appointed 1 August 2010

Financial Analysis Committee

The Financial Analysis Committee is composed of only non-executive directors, but its meetings are attended by the Chief Executive Officer and the Chief Financial Officer. Other attendees to the committee's meetings include the Executive Vice President, Business Strategy and Organisational Effectiveness and members of the finance and treasury management teams. Mr Arisman assumed the chairmanship of the committee with effect from 1 August 2010 following the resignation of Mr Edey from the committee on 7 May 2010.

It is authorised by the board of the company to review and analyse issues and matters relating to aspects of the company's financial management, including exchange and commodities markets, the hedge book management and its reduction strategies, operations cash flow requirements and asset sales.

The committee meets on a needs basis. In 2010, it met four times to deliberate on various transactions that were undertaken by the company relating to debt financing and the management of the hedge book.

Attendance at Financial Analysis Committee meetings – 2010

Members	28 January	20 April	9 September	5 November
Mr FB Arisman (Chairman)	✓	✓	✓	✓
Mr RP Edey [1]	✓	✓	–	–
Mr R Gasant [2]	–	–	✓	✓
Mr TT Mboweni [3]	–	–	✓	✓
Prof LW Nkuhlu	✓	✓	✓	✓
Mr SM Pityana	✓	✓	✗	▲

[1] Retired on 7 May 2010   [2] Appointed on 12 August 2010   [3] Appointed on 1 August 2010

Corporate governance

Party Political Donations Committee

The membership of the Party Political Donations Committee comprises the South African resident independent non-executive directors and the Chief Executive Officer, namely Messrs M Cutifani, R Gasant, TT Mboweni, WA Nairn, SM Pityana and Prof LW Nkuhlu and is chaired by the deputy chairman of the board, Dr TJ Motlatsi. No meeting was held in 2010.

The committee determines the funding of political parties in South Africa in accordance with principles set out in the political donations policy adopted by the board on 29 April 2003.

Executive Committee

This committee is chaired by Mr Mark Cutifani, the Chief Executive Officer and comprises members of the executive team as detailed from page 148. The committee is responsible for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board. It meets at least monthly and is actively involved in the strategy development, review of the company's values, safety performance, operations and exploration profiles and financial affairs.

Disclosures Committee

AngloGold Ashanti believes in the dissemination of credible, accurate and verifiable information. Accordingly, a Disclosures Committee, comprising senior management, has been established to manage compliance with the company's continuous disclosure obligations and communications policy. In accordance with the updated Disclosures Policy approved by the board on 5 May 2010, the committee ensures that adequate guidelines are put in place to facilitate the process of material disclosure of company information, and bears responsibility for certain categories of information gathering and processes.

Company secretary

The company secretary assists the board in its deliberations, drawing the attention of members to their duties and ensuring, together with the executive directors and senior management, that decisions of the board are properly recorded, appropriately communicated and implemented. The company secretary, in collaboration with the Group Compliance Manager, is responsible for ensuring that new directors are effectively inducted in terms of their duties and responsibilities. Together with the investor relations department, the company secretary provides a direct communication link with investors and liaises with the company's share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed. The company secretary ensures compliance with all the statutory requirements relating to the administration of the company's share incentive scheme. She also ensures that minutes of meetings of shareholders, board and board committees are properly recorded in accordance with the South African Companies Act 61 of 1973, as amended. The company secretarial function coordinates the board's annual evaluation process.

Legal and regulatory compliance

Legal and regulatory compliance forms an important component of AngloGold Ashanti's corporate governance structure given the company's geographic spread.

AngloGold Ashanti recognises that compliance with laws and regulations of the jurisdictions in which the company has operations promotes and sustains the reputation and standing of the company and meets the expectations of the market and society while assisting in building and maintaining a sustainable business. In this regard, the board has established

the Compliance Department, headed by the Group Compliance Manager. The compliance function has the responsibility for advising and assisting the board of directors and management in designing and implementing appropriate compliance management policies and procedures; in awareness training; in assessing, monitoring and reporting on the company's compliance programmes and practices; in implementing strategies that reinforce a safe, transparent and ethical working environment; and in ensuring consistent enforcement of policies, standards and procedures.

In furtherance of its commitment to legal and regulatory compliance, the board of directors approved a Compliance Policy Statement in October 2009. The policy seeks to establish, promote and maintain values based on compliance and an ethical culture within the spirit of the laws, regulations, codes and standards applicable in the company's operating jurisdictions, and in the context of the company's values, internal policies and procedures.

Compliance activities in 2010

In line with its commitment to develop and adhere to value-based principles, policies and procedures to guide its employees in the performance of their duties and conduct of internal relationships and interactions with external stakeholders, a new Code of Business Principles and Ethics was approved by the board on 10 August 2010.

Following the approval of the Code, a steering committee was formed comprising members of the following department: Compliance, Company Secretarial, Information Technology, Corporate Communication, Human Resources, Internal Audit and other relevant departments to coordinate the implementation of the Code. This was partly in fulfilment of regulations of the US Securities and Exchange Commission which require companies listed on the New York Stock Exchange to demonstrate the existence of an effective

compliance programme which should include the distribution of a code of ethics to all employees and relevant third parties and the company's commitment to embedding ethical behaviour among its employees and other stakeholders.

An 18-month implementation programme was developed to guide the implementation of the Code. The roll-out will encompass communication and awareness raising campaigns, training in various forms and documented guidance for managing unethical situations.

To further demonstrate the importance of ethics in the company's governance practices and the board's commitment to the promotion of ethical conduct, the Code was formally launched by the chief executive officer on 25 November 2010. The launch was attended by the chairman of the Audit and Corporate Governance Committee, several members of management and a cross section of corporate office employees.

Given its geographic spread and the diverse nature of legislations and statutes, country representatives are being identified to oversee local compliance programmes, especially as they relate to the implementation plan for the code.

As part of efforts to inculcate ethical conduct among its employees, an anti-corruption workshop was facilitated by the Ethics Institute of South Africa on 23 November 2010 and attended by the Chairman of the Audit and Corporate Governance Committee, who presented the key note address. The Chief Executive Officer and other senior managers, as well corporate office employees participated in the workshop.

Three workshops on King III, facilitated by corporate governance experts, also took place at the corporate office to educate employees on the requirements of the code.

Risk management and internal controls

Systems in place to assess and manage

risks

AngloGold Ashanti has in place the systems necessary to assist management and the board to effectively manage the wide range of risks faced by the group's operations so as to promote the creation and preservation of shareholder wealth.

The board is satisfied that there is an ongoing process to identify, evaluate and manage significant risks and establish internal controls. Weaknesses identified within the company are promptly addressed given that risk mitigation processes are part of its overall risk management framework. The group has a sound system of internal controls, based on policies and guidelines, in all material subsidiaries and joint ventures under its control.

The board reviews and approves the risk strategy and policies formulated by executive directors and senior management. Management is accountable to the board and has established a system of internal controls to manage significant group risk. This system assists the board in discharging its responsibility to ensure that the wide range of risks associated with the group's global operations are effectively managed in support of the goal to create and preserve shareholder wealth. Full reviews of risk controls and disclosure processes are undertaken regularly.

AngloGold Ashanti has established a group risk management policy with supporting standards that provide an overarching and consistent framework to assess and manage risks, which are ranked using a common methodology. Risks assessed as material are reported and reviewed by senior management. The company's risk management systems meet the requirements of the King Committee on Governance: Code of Governance Principles for South Africa (King III) and the United States Sarbanes-Oxley Act (SOX).

In conducting its annual review of the effectiveness of AngloGold Ashanti's risk management practices, the board considers the key findings from the ongoing monitoring and reporting process, management assertions and independent assurance reports. The board also takes account of material changes and trends in the risk profile, and considers whether the control system, including reporting, adequately supports the board's risk management objectives. The board also receives assurance from the Audit and Corporate Governance Committee, which derives information from regular internal and external audit reports and other reports on financial risk and internal control throughout the group. The Risk and Information Integrity Committee was constituted in accordance with the South African Company's Act 2008 and King III.

The Chief Executive Officer and Chief Financial Officer are both required by SOX to certify on Form 20-F that group financial statements present a true and fair view of the group's financial position, cash flows and operational results, in accordance with US (GAAP). Both officers are also responsible for establishing and maintaining disclosure, internal controls and procedures for financial reporting. The certification process is pre-approved by the board of directors prior to filing Form 20-F with the Securities and Exchange Commission (SEC).

All key components of the 'Enterprise Risk Management – Integrated Framework' issued by the Committee of Sponsoring Organisations of the Treadway Commission

(COSO) have been incorporated into the group's process to comply with SOX section 404 dealing with the group's internal control system. Requirements of King III and International Standard ISO/DIS 31000 'Risk Management – Principles and Guidelines on Implementation' are also included.

In respect of those entities in which AngloGold Ashanti does not have a controlling interest, its representatives on the boards of these entities seek assurance that significant risks are being managed.

Risk factors

This section describes many of the risks that could affect AngloGold Ashanti. However, there may be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group's business, financial results and the price of its securities.

Risks related to AngloGold Ashanti's results of operations and its financial condition as a result of factors that impact the gold mining industry generally

Commodity market price fluctuations could adversely affect the profitability of AngloGold Ashanti's operations.

AngloGold Ashanti's revenues are primarily derived from the sale of gold and, to a lesser extent, uranium, silver and sulphuric acid. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond the company's control. For example, the market price of gold may fluctuate for a variety of reasons, including:
- Speculative positions taken by investors or traders in gold;
- Changes in the demand for gold as an investment;
- Changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;
- Changes in the supply of gold from production, disinvestment, scrap and hedging;
- Financial market expectations regarding the rate of inflation;
- Strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;
- Changes in interest rates;
- Actual or expected sales or purchases of gold by central banks and the International Monetary Fund;

- Gold hedging and de-hedging by gold producers;
- Global or regional political or economic events; and
- The cost of gold production in major gold producing countries.

The market price of gold has experienced significant volatility. During 2010, the gold price traded from a high of $1,431 per ounce to a low of $1,044 per ounce. On 10 March 2011, the afternoon fixing price of gold on the London Bullion Market was $1,413.25 per ounce.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

A sustained period of significant gold price volatility may adversely affect the company's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.

If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to change its dividend payment policies and/or curtail or suspend some or all of its capital projects and/or existing operations.

Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti's operational results and financial condition.

Gold is principally a dollar-priced commodity, and most of the company's revenues are realised in, or linked to, dollars while production costs are largely incurred in the local currency where the relevant operation is located. As a result of the company's global operations and local foreign exchange regulations, some of its funds are held in local currencies such as the South African rand and the Australian dollar. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies, yields

Risk management and internal controls

lower production costs in dollar terms. Exchange rate movements may have a material impact on AngloGold Ashanti's operating results. For example, a 1% strengthening of the South African rand, Brazilian real, the Argentinean peso and the Australian dollar against the US dollar will, other factors remaining equal, result in an increase in total cash costs under IFRS of nearly $5 per ounce or approximately 1% of the company's total cash costs. The impact on cash costs determined under US GAAP may be different.

The profitability of AngloGold Ashanti's operations, and the cash flows generated by these operations, are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tyres, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and/or capital expenditures of any mining company.

AngloGold Ashanti has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

The price of oil has recently been volatile, fluctuating between $65.99 and $95.12 per barrel of Brent crude in 2010. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.50 per ounce with the cash costs of certain of the company's mines, particularly Geita, Cripple Creek & Victor, Siguiri and Sadiola, which, being more dependent on fuel, are more sensitive to changes in the price of oil.

Furthermore, there has also been volatility recently in the price of steel, used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. For example, the price of flat Hot Rolled Coil (North American Domestic FOB) steel traded between $557 per tonne and $698 per tonne in 2010.

Fluctuations in oil and steel prices have a significant impact on operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

Energy cost increases, and power fluctuations and stoppages, could adversely impact AngloGold Ashanti's results of operations and its financial condition.

AngloGold Ashanti's mining operations are dependent upon electrical power generated by local utilities or by power plants situated at some of its operations.

In South Africa, the company's operations are substantially dependent on electricity supplied by Eskom, the state-owned utility. Eskom and the National Energy Regulator of South Africa, or NERSA, recognise the need to increase electricity supply capacity and a series of tariff increases and proposals have been tabled to assist in the funding of this expansion. On 24 February 2010, NERSA approved an annual increase of about 25% for each of the next three years. As energy represents a large proportion of the company's operating costs in South Africa, these increases have an adverse impact on the cash costs of its South African operations. In 2008, Eskom warned it could no longer guarantee electricity availability to the South African mining industry. Consequently, AngloGold Ashanti and other mining companies operating in South Africa, were forced to temporarily suspend mining operations at their mines. The company has since implemented various initiatives at its South African mines to reduce electricity consumption whilst operating at full capacity. AngloGold Ashanti cannot assure that power supply to its South African operations will not be curtailed or interrupted again.

In Ghana, the company's operations depend on hydroelectric power supplied by the state-controlled Volta River Authority (VRA), which is supplemented by thermal power from the Takoradi plant and a smaller unit at Tema. During periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam, the VRA's primary generation source, may be curtailed; which occurred in 1998, 2006 and the first half of 2007. During periods of limited electricity availability, the grid is subject to disturbances and voltage fluctuations which can damage equipment. In the past, the VRA has obtained power from neighbouring Côte d'Ivoire, which has intermittently experienced political instability and civil unrest. On 1 June 2010, the VRA increased Obuasi's electricity tariffs (excluding transmission charges and levies) from 9.3 to 12.4 US cents per kilowatt hour through to the end of 2010. According to the formula agreed with the government, the rate is then anticipated to decline to 11.2 US cents per kilowatt hour. These rates are expected to remain at these levels in the short term, but could be impacted by a significant spike in crude oil prices, given Ghana's dependence on light crude oil for thermal power plants. At Iduapriem,

negotiations regarding the increased power tariff (currently 10.2 cents per kilowatt hour) are still to be concluded. Increased power prices could negatively impact operating costs and cash flow of AngloGold Ashanti's Ghanaian operations.

The company's mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel delivered by road. Power supplies have been disrupted in the past, resulting in production losses due to equipment failure.

Global economic conditions could adversely affect the profitability of AngloGold Ashanti's operations.

AngloGold Ashanti's operations and performance depend significantly on worldwide economic conditions.

A global economic downturn may have follow-on effects on AngloGold Ashanti's business. For example:
- The insolvency of key suppliers could result in a supply chain break-down;
- Other income and expense could vary materially from expectations depending on gains or losses realised on the sale or exchange of financial instruments and impairment charges may be incurred with respect to our investments;
- AngloGold Ashanti's defined benefit pension fund may not achieve expected returns on its investments, which could require the company to make substantial cash payments to fund any resulting deficits; and
- A reduction in the availability of credit may make it more difficult for the company to obtain financing for its operations and capital expenditures or make that financing more costly.

In addition, uncertainty regarding global economic conditions may also increase the volatility or negatively impact the market value of the company's securities.

Inflation may have a material adverse effect on AngloGold Ashanti's operational results.

Most of AngloGold Ashanti's operations are located in countries that have experienced high rates of inflation during certain periods.

Since the company is unable to influence the market price of gold, it is possible that significantly higher future inflation in the countries in which it operates may result in an increase in future operational costs in local currencies (without a

concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon the company's results of operations and its financial condition.

While none of AngloGold Ashanti's operations are currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in the rationalisation of higher cost mines.

AngloGold Ashanti faces many risks related to the development of its mining projects that may adversely affect the company's results of operations and profitability.

The profitability of mining companies depends partly on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time the relevant project was approved following completion of its feasibility study. Development of mining projects may also be subject to unexpected problems and delays that could increase the development and operating costs of the relevant project.

AngloGold Ashanti's decision to develop a mineral property is typically based on the results of a feasibility study, which estimates anticipated economic returns from the project. These estimates are based on assumptions regarding:
- future prices of gold, uranium, silver and other metals;
- future currency exchange rates;
- tonnage, grades and metallurgical characteristics of ore to be mined and processed;
- anticipated recovery rates of gold, uranium, silver and other metals extracted from the ore;
- anticipated capital expenditure and cash operating costs; and
- the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are to a significant extent driven by the cost of commodity inputs consumed in mining, including fuel, chemical reagents, explosives, tyres and steel, and also by credits from by-products, such as silver and uranium.

There are a number of uncertainties inherent in the development and construction of a new mine or the extension to an existing mine. In addition to those discussed above, these uncertainties include the:

Risk management and internal controls

- timing and cost of construction of mining and processing facilities, which can be considerable;
- availability and cost of skilled labour, power, water and transportation;
- availability and cost of appropriate smelting and refining arrangements;
- requirement and time needed to obtain necessary environmental and other governmental permits; and
- availability of funds to finance construction and development activities.

The remote location of many mining properties, permitting delays, and/or social or political opposition to mining may increase the cost, timing and complexity of mine development and construction. New mining operations could experience unexpected problems and delays during development, construction, commissioning and/or commencement of production. The global demand for mining and processing equipment may result in long lead times for the supply of such equipment. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed and mining equipment used in the construction and operation of mining projects.

Accordingly, AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. The company's operating results and financial conditions are directly related to the success of its project developments. A failure of the company's ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively impact its results of operations, as well as its financial condition and prospects.

AngloGold Ashanti faces uncertainty and risks in exploration, feasibility studies and other project evaluation activities.

Exploration activities are speculative in nature and feasibility studies and other project evaluation activities necessary to determine the current or future viability of a mining operation, are often unproductive. These activities often require substantial expenditure on exploration drilling to establish the presence, extent and grade (metal content) of mineralised material. AngloGold Ashanti undertakes feasibility studies to estimate technical and economic viability of mining projects and to determine appropriate mining methods and metallurgical recovery processes. These activities are undertaken to estimate the Ore Reserve.

Once mineralisation is discovered it may take several years to determine whether adequate Ore Reserves exist, during which time the economic feasibility of the project may change due to fluctuations in factors that affect both revenue and costs, including the:
- future prices of metals and other commodities;
- future foreign currency exchange rates; and
- required return on investment as based on the cost and availability of capital.

Feasibility studies also include activities to estimate anticipated:
- tonnages, grades and metallurgical characteristics of the ore to be mined and processed;
- recovery rates of gold, uranium and other metals from the ore; and
- capital expenditure and cash operating costs.

These estimates depend on assumptions made on available data. Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on the available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates which will impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves resulting in revisions to previous Ore Reserve estimates. These revisions could impact depreciation and amortisation rates, asset-carrying values, provisions for closedown, restoration and environmental clean-up costs.

AngloGold Ashanti undertakes annual revisions to its Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, economic assumptions and operating and other costs. These factors may result in reductions in the Ore Reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of the company's mining asset base. Ore Reserve restatements could negatively affect the company's results of operations, as well as its financial condition and prospects.

The increased demand for gold and other commodities, combined with a declining rate of discovery of new gold Ore Reserves, has in recent years resulted in accelerated depletion of existing Ore Reserves across the global gold sector. AngloGold Ashanti therefore faces intense competition for the

acquisition of attractive mining properties. From time to time, the company evaluates the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. AngloGold Ashanti's decision to acquire these properties has been based on a variety of factors including historical operating results, estimates and assumptions regarding the extent of Ore Reserve, cash and other operating costs, gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate Ore Reserves.

As a result of these uncertainties, exploration and acquisitions by the company may not result in the expansion or replacement of current production or a maintenance of its existing Ore Reserves net of production or increase in Ore Reserves. AngloGold Ashanti's results of operations and its financial condition are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing Ore Reserves. If the company is not able to maintain or increase its Ore Reserves, its results of operations, as well as its financial condition and prospects could be adversely affected.

AngloGold Ashanti faces many risks related to its operations that may adversely impact cash flows and overall profitability.

Gold mining is susceptible to events that may adversely impact a mining company's ability to produce gold and meet production targets. These events include, but are not limited to:
- environmental hazards, including discharge of metals, pollutants, radioactivity or hazardous chemicals; industrial accidents or accidents during transportation;
- underground fires;
- labour disputes;
- loss of information integrity or data;
- activities of illegal or artisanal miners;
- mechanical breakdowns;
- electrical power interruptions;
- encountering unexpected geological formations;
- unanticipated ground conditions;
- water ingress;
- process water shortages;
- unanticipated increases in gold lock-up and inventory levels at heap-leach operations;
- fall-of-ground accidents in underground operations;

- failure of mining pit slopes, heap-leach facilities, water dams, waste stockpiles and tailings dam walls;
- legal and regulatory restrictions and changes to such restrictions;
- safety-related stoppages;
- seismic activity; and
- other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite modifications to mine layouts and support technology, as well as other technological improvements employed with a view to minimising incidence and impact of seismic activity, seismic events have caused death and injury to employees and contractors and may do so again in future.

Seismic activity may also cause the loss of mining equipment, damage or destruction of mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities in South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on AngloGold Ashanti's results of operations and financial condition.

AngloGold Ashanti is subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending on which jurisdiction they are located. These laws and regulations are designed to protect and improve the safety and health of employees.

From time to time, new or improved health and safety laws and regulations are introduced in jurisdictions in which AngloGold Ashanti operates. Should compliance with new standards require a material increase in expenditure or material interruptions to operations or production, including as a result of any temporary failure to comply with applicable regulations, the results of operations and the financial condition of the company could be adversely affected. In South Africa, for example, the government has introduced compulsory shutdowns of operations to enable investigations into the cause of accidents at those operations. Certain of the company's operations have been temporarily suspended for this reason in the past.

Risk management and internal controls

AngloGold Ashanti's reputation as a responsible company and employer could be damaged by any significant governmental investigation or enforcement of health and safety standards. Any of these factors could have a material adverse effect on the company's results of operations and financial condition.

Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.

As a result of public concern about the perceived ill effects of economic globalisation, businesses in general and large multinational corporations such as AngloGold Ashanti, in particular, face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that while companies seek a satisfactory return on investment for shareholders, other stakeholders including employees, communities surrounding operations and the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations.

Existing and proposed mining operations are often located at or near existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying mining plans and operations or by relocating the affected people to an agreed location. These measures may include agreed levels of compensation for any adverse impact the mining operation may continue to have upon the community. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon AngloGold Ashanti's results of operations and financial condition.

Mining companies are subject to extensive environmental laws and regulations.

Mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on producers' ability to conduct their operations. The cost of compliance with environmental laws and regulations is expected to continue to be significant to AngloGold Ashanti.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. In particular, the use of sodium cyanide in metallurgical processing is under increasing environmental scrutiny and prohibited in certain jurisdictions. Changes to AngloGold Ashanti's environmental compliance obligations or operating practices could adversely affect the company's rate of production and revenue. Variations in laws and regulations, assumptions made to estimate liabilities, standards or operating procedures, more stringent emission or pollution thresholds or controls, or the occurrence of unanticipated conditions, may require operations to be suspended and could increase AngloGold Ashanti's expenses and provisions. These expenses and provisions could adversely affect the company's results of operations and its financial condition.

Mining companies are required by law to close their operations at the end of the mine life and rehabilitate the lands they mine. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse impact on AngloGold Ashanti's financial condition.

Costs associated with rehabilitating land disturbed by mining processes and addressing the environmental, health and community issues are estimated and financial provision made based upon current available information. Estimates may, however, be insufficient and further costs may be identified at any stage. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect the company's asset values, earnings and cash flows.

Compliance with emerging climate change regulation could result in significant costs to AngloGold Ashanti and climate change may present physical risks to the company's operations.

Greenhouse gases, or GHGs, are emitted directly by AngloGold Ashanti's operations and indirectly as a result of the consumption of electricity purchased from external utilities.

Emissions from electricity consumption are indirectly attributable to its operations. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol and the Copenhagen Accord, are in various phases of discussion or implementation in the countries in which the company operates. These measures could result in requirements for AngloGold Ashanti to reduce its direct and indirect GHG emissions.

The Australian government, elected in late 2010, has established an intensive process to gauge support and shape debate on possible interventions, including introduction of a carbon price, to address climate-change impacts in Australia. Its stated intention is to achieve consensus and announce the nature of key interventions by the end of parliament, which is debating the introduction of the Carbon Pollution Reduction Scheme, which would cap national emissions and require certain companies whose emissions exceed the agreed threshold to obtain allowances to emit GHGs. AngloGold Ashanti may be required under this scheme to purchase allowances for emissions starting in 2011. The company is already required to report its GHG emissions to the Australian government under the National Greenhouse and Energy Reporting Act.

The South African government published a climate change response green paper in November 2010 and a carbon tax discussion paper in December 2010. The policy process, culminating in the publication of a climate change response white paper, is expected later in 2011, with GHG legislation likely to be enacted thereafter. An emissions trading discussion paper is expected during 2011. It is possible that legislation to cap national emissions, introduce a trading scheme for GHG emission allowances and/or extend the current carbon tax will be enacted, though the timing of this is uncertain.

It is unclear how climate change bills will progress if introduced in the US Congress. The likely impact on AngloGold Ashanti also remains unclear, as legislation has yet to be finalised. In May 2010, given the significant change in its composition following the November 2010 elections, the US Environmental Protection Agency continued to proceed on rules related to greenhouse gas emissions under the existing US Clean Air Act and Congress continued to evaluate whether or not to limit or restrict these activities. In some instances these rules will require installation of best available technology to control GHGs from large emitters.

In October 2010, the then-President of Brazil announced that sector-specific plans would be developed to meet a voluntary reduction target of 1.2 billion tonnes of CO_2 by 2020. Amongst other plans, it is intended to reduce de-forestation in the Cerrado biome, where AngloGold Ashanti operates, by 40% and expand renewable energy production and energy efficiency programs. The decree also provided for a Brazilian GHG trading scheme, which is yet to be designed. In Brazil, the National Plan for Climate Change was enacted in December 2008 aiming to reduce de-forestation, which is the main cause of Brazil's GHG emissions. While Brazil is not yet formally regulating GHG emissions at the national level, some state environmental agencies have requested companies to voluntarily submit GHG emissions management plans.

Some of these measures have resulted in increased compliance costs for power suppliers and are passed through to the company in the form of price increases. In South Africa, for instance, AngloGold Ashanti has since 2009 paid a levy of ZAR0.02 per kilowatt hour for electricity generated from fossil fuels. These levies may increase over time and additional levies may be introduced in future in South Africa or other countries, which could result in a significant increase in costs to the company.

In addition, AngloGold Ashanti's operations could be exposed to a number of physical risks from climate change, such as increased rainfall, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, and could increase health and safety risks on site. In addition, such events or conditions could have adverse effects, such as increased disease prevalence in the company's workforce and in communities in close proximity to its operations.

Mining operations and projects are vulnerable to supply chain disruption and AngloGold Ashanti's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver strategic spares, critical consumables, mining equipment or metallurgical plant.

AngloGold Ashanti's operations and development projects could be adversely affected by both shortages and long lead times to deliver, strategic spares, critical consumables, mining equipment and metallurgical plant. In the past, the company and other gold mining companies experienced shortages in critical consumables, particularly as production capacity in the global mining industry expanded in response to increased

Risk management and internal controls

demand for commodities. AngloGold Ashanti has in the past experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, which could occur in the future, could result in production delays and production shortfalls and increases in prices resulting in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

Individually, AngloGold Ashanti and other gold mining companies have limited influence over manufacturers and suppliers of these items. In certain cases there are a limited number of suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to the company. The company could at times face limited supply or increased lead time in the delivery of such items.

The company's procurement policy is to only source mining and processing equipment and consumables from suppliers that meet its corporate values and ethical standards. In certain locations, where a limited number of suppliers meet these standards, further strain is placed on the supply chain, thereby increasing cost of supply and time of delivery.

If AngloGold Ashanti experiences shortages, or increased lead times in delivery of strategic spares, critical consumables, mining equipment or processing plant, the company's results of operations and its financial condition could be adversely impacted.

Diversity in interpretation and application of accounting literature in the mining industry may impact AngloGold Ashanti's reported financial results.

The mining industry has limited industry-specific accounting literature. As a result, there is diverse interpretation and application of accounting literature to mining specific issues. AngloGold Ashanti, for example, capitalises drilling and costs related to defining and delineating a residual mineral deposit that has not been classified as a proved and probable reserve at a development project or production stage mine. Some companies, however, expense such costs. As and when this diverse interpretation and application is addressed, the company's reported results could be adversely impacted should the adopted interpretation differ from the position it currently follows.

Risks related to AngloGold Ashanti's results of operations and its financial condition as a result of factors specific to the company and its operations

AngloGold Ashanti has removed the last of its gold hedging instruments and long-term sales contracts, which exposes the company to potential gains from subsequent commodity price increases but exposes it entirely to subsequent commodity price decreases.

AngloGold Ashanti removed the last of its gold hedging instruments in October 2010 in order to provide greater participation in a rising gold price environment. As a result, AngloGold Ashanti no longer has any protection against declines in the market price of gold compared with previous years. A sustained decline in the price of gold could adversely impact the company's results of operations and its financial condition.

AngloGold Ashanti's mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including if the company breaches its obligations in respect of its mining rights.

AngloGold Ashanti's right to own and exploit mineral reserves and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of the company's mineral reserves and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition of these rights.

In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues, including changes in laws relating to mineral rights and ownership of mining assets and the rights to prospect and mine and in extreme cases, nationalisation. For example, the Guinean Government has announced in media reports that it will seek to increase its equity interest in mines and there is a call for a debate on nationalisation and increased state ownership in South Africa. Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. If AngloGold Ashanti is not able to obtain or maintain necessary permits, authorisations or agreements to prospect or mine or to

implement planned projects, or continue its operations under conditions, or within time frames, that make such plans and operations economically viable, or if the laws impacting the company's ownership of its mineral rights, or the right to prospect or mine were to change materially, or should Governments increase their ownership in the mines or nationalise them, AngloGold Ashanti's results of operations and its financial condition could be adversely affected.

In South Africa, mining rights are linked to meeting various obligations that include the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, referred to as the Mining Charter. Compliance with the Mining Charter, measured using a designated scorecard, requires that every mining company achieve 26% ownership by historically disadvantaged South Africans (HDSAs) of its South African mining assets by May 2014, and achieves participation by HDSAs in various other aspects of management.

AngloGold Ashanti believes it has made significant progress towards meeting the requirements of the Mining Charter, the scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions and procurement and beneficiation. The company will incur expenses in giving further effect to the Mining Charter and the scorecard.

The Mining Charter provided for its review five years after promulgation. The outcome of the first phase of the review was made public in June 2010, while results from the final review were made public in September 2010. According to these reviews, AngloGold Ashanti is compliant with the Mining Charter's requirements relating to ownership of its assets by HDSAs. The company is also currently compliant with the Mining Charter's requirements relating to, among others, human resource development, mine community development, and sustainable development and growth. Whilst AngloGold Ashanti is compliant with the Mining Charter's ownership targets to be achieved by May 2014, it must make further progress to achieve future targets set under the Mining Charter, including further participation by HDSAs in various aspects of management, the upgrade of housing and accommodation at the company's mines, further human resource development, mine community development, sustainable development and growth as well as procurement and enterprise development, certain of which are also included

under the Code and Standard, as defined and discussed below and which targets must also be achieved by May 2014. AngloGold Ashanti expects to be compliant with these provisions by May 2014.

As required by the South African Mineral and Petroleum Resources Development Act (MPRDA), the Minister of Mineral Resources published a Code of Good Practice for the Minerals Industry (Code) and the Housing and Living Conditions Standard (Standard) in April 2009. The Code was developed to create principles to facilitate effective implementation of minerals and mining legislation and enhance implementation of the Mining Charter applicable to the mining industry. The Standard aims to include the provision of housing as an integral part of infrastructure during the development of a mine. Both the Code and the Standard provide that non-compliance equates to non-compliance with the MPRDA. It is unclear whether non-compliance with the Code or the Standard would lead to the cancellation or suspension of a mining right or whether they would be considered legislation under the MPRDA. Subsequent to the publication of the Code and the Standard, representatives of the Department of Mineral Resources, organised labour and the South African mining industry have engaged in discussions in an effort to address the concerns of the mining industry and to possibly amend the Code and the Standard. Furthermore, discussions related to the Code and Standard have also become related to the review of the Mining Charter. It is anticipated that the contents of the Code and Standard will ultimately be amended in line with the amendments to the Mining Charter that have resulted from its review. Details of the final Code and Standard are currently uncertain.

AngloGold Ashanti's mining rights in South Africa can be suspended or cancelled by the Minister of Mineral Resources if, upon notice of a breach from the Minister, the company breaches its obligations in complying with the MPRDA. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimising and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with its South African operations in light of applicable requirements.

Risk management and internal controls

AngloGold Ashanti may experience unforeseen difficulties, delays or costs in successfully implementing its business strategy and its strategy may not result in the anticipated benefits.

The successful implementation of the company's business strategy depends upon a number of factors, including those outside its control. For example: the successful management of costs will depend on prevailing market prices for input costs; the ability to grow the business will depend on the successful implementation of the company's existing and proposed project development initiatives and continued exploration success, as well as on the availability of attractive merger and acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors. AngloGold Ashanti cannot give assurance that unforeseen difficulties, delays or costs will not adversely affect the successful implementation of its business strategy, or that the strategy will result in the anticipated benefits.

The level of AngloGold Ashanti's indebtedness could adversely impact its business.

As at 31 December 2010, AngloGold Ashanti had gross borrowings (excluding the mandatory convertible bonds) of approximately $1.9 billion.

AngloGold Ashanti's indebtedness could have a material adverse effect on its flexibility to conduct business. For example, the company may be required to utilise a large portion of its cash flow to pay the principal and interest on its debt, which will reduce funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. In addition, under the terms of the company's borrowing facilities from its banks, AngloGold Ashanti is obliged to meet certain financial and other covenants. The company's ability to continue to meet these covenants will depend on its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond the control of the company.

Should the cash flow from operations be insufficient, AngloGold Ashanti could breach its financial and other covenants and may be required to refinance all or part of the existing debt, use existing cash balances, issue additional equity and/or sell assets. AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.

Certain factors may affect AngloGold Ashanti's ability to support the carrying amount of its property, plant and equipment, acquired properties, investments and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognise an impairment charge, which could be significant.

AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. The company values individual mining assets at the lowest level for which cash flows are identifiable and independent of cash flows of other mining assets and liabilities.

If there are indications that an impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur either alone or in combination, management could be required to recognise an impairment, which could have a material adverse affect on the company's financial condition.

AngloGold Ashanti expects to have significant financing requirements.

AngloGold Ashanti's existing Board approved development projects and exploration initiatives, including Tropicana in Australia, the Cerro Vanguardia heap leach project in Argentina, the Mponeng Ventersdorp Contact Reef Projects in South Africa, Córrego do Sítio and Lamego in Brazil, the mine life extension project (MLE1) at Cripple Creek & Victor in the US will require significant funding.

Potential future development projects include the La Colosa and Gramalote projects in Colombia, the Kibali and Mongbwalu projects in the DRC, the Mponeng CLR and Zaaiplaats projects in South Africa, the Cerro Vanguardia underground mining project in Argentina, the Nova Lima Sul project in Brazil, the Sadiola Deeps project in Mali, Cripple Creek & Victor further mine life extension project (MLE2) in the

US, as well as various other exploration projects and feasibility studies, will also require significant funding if and when approved by AngloGold Ashanti Board.

AngloGold Ashanti estimates that over the next three years, these growth initiatives will require project capital expenditure (excluding stay in business and Ore Reserve development capital expenditure) of approximately $2.5bn (subject to escalation). The company's capital expenditure plans and requirements are subject to a number of risks, contingencies and other factors, some of which are beyond its control, and therefore the actual future capital expenditure and investments may differ significantly from their current planned amounts.

AngloGold Ashanti's operating cash flow and credit facilities may be insufficient to meet all of these expenditures, depending on the timing and costs of development of these and other projects as well as its operating performance and available headroom under its credit facilities. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. AngloGold Ashanti's ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future gold prices, the company's operational performance and operating cash flow and debt position, among other factors. The company's ability to raise further debt financing in the future and the cost of such financing will depend on, among other factors, its prevailing credit rating, which may be affected by the company's ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects or other factors. As a result, in the event of lower gold prices, unanticipated operating or financial challenges, or new funding limitations, AngloGold Ashanti's ability to pursue new business opportunities, invest in existing and new projects, fund its ongoing business activities and/or retire or service outstanding debt and pay dividends could be significantly constrained, all of which could adversely impact the company's results of operations and its financial condition.

AngloGold Ashanti does not operate some of its significant joint venture projects and other interests. If the operators of these projects do not perform effectively and efficiently, the company's investment in these projects could be adversely affected and/or its reputation could be harmed.

AngloGold Ashanti's joint ventures at Morila in Mali and at Kibali in the DRC are operated by the company's joint venture partners. In addition, certain of AngloGold Ashanti's exploration ventures are operated by the relevant joint venture partner. AngloGold Ashanti's marine gold joint venture with De Beers is operated by an independent company jointly owned by AngloGold Ashanti and De Beers, with a significant part of the technical input subcontracted to De Beers or other marine service providers.

In South Africa, AngloGold Ashanti's Ergo operations are currently operated by Ergo Mining, a subsidiary of DRDGOLD Limited (DRDGOLD). The Ergo operations were sold in 2007 to DRDGOLD and DRDGOLD has been managing and operating the assets pending the transfer of the mining rights from AngloGold Ashanti to DRDGOLD.

While AngloGold Ashanti provides strategic management and operational advice to its joint venture partners in respect of these projects, the company cannot ensure that these projects are operated in compliance with the standards that AngloGold Ashanti applies in its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, the company's investment in the relevant project could be adversely affected. In addition, negative publicity associated with ineffective and inefficient operatorship, particularly relating to any resulting accidents or environmental incidents could harm the company's reputation and therefore its prospects and potentially its financial condition. Further any failure of joint venture partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse impact on AngloGold Ashanti's results of operations and its financial condition.

AngloGold Ashanti's mineral reserves, deposits and mining operations are located in countries that face political, economic and/or security risks.

Some of AngloGold Ashanti's mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where the company operates, the formulation or implementation of government policies may be unpredictable on certain issues. These include regulations which impact its operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

Risk management and internal controls

Any existing and new mining and exploration operations and projects that the company carries out in these countries will continue to be subject to various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social community relations and other matters.

If, in one or more of these countries, AngloGold Ashanti were not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, resulting in changes to such laws and regimes, this could have a material adverse affect on AngloGold Ashanti's operating results and financial condition.

Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC, Guinea and Colombia, have in the past experienced, and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company are present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on its operations in such regions. In the event that continued operations in these countries compromise the company's security or business principles, AngloGold Ashanti may withdraw from these countries on a temporary or permanent basis. Furthermore, the company has at times experienced strained relationships with some of the communities in which it operates. This could have a material adverse impact on AngloGold Ashanti's results of operations.

In December 2008, the National Council for Democracy and Development, led by Moussa Dadis Camara, seized power in Guinea after the death of the country's long-standing president Lasana Conte. On 3 December 2009, President Camara was shot and injured in an apparent assassination attempt and subsequently signed a transition agreement allowing for presidential elections and the transfer of Guinea back to civilian rule. A new transitional government was appointed while elections were held. The first round of elections was held but, as a clear winner did not emerge, a second round of elections took place after a prolonged delay on 7 November 2010 and

ultimately Alpha Conde, was sworn in as Guinea's president on 21 December 2010. Some unrest and protest accompanied and followed the elections. However, the elections were deemed successful and Conde was installed as Guinea's first democratically elected president. Recently, Conde confirmed his commitment to a review of all mining contracts under the auspices of international law, indicating that Guinea would seek to own a stake of at least a third of all mining projects located in Guinea. Currently the Government of Guinea holds a stake of 15% in the Siguiri Gold Mine. The review process has not yet commenced and AngloGold Ashanti is currently unable to predict the timing and outcome of such review.

In Guinea, Mali and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which remain outstanding for periods longer than those provided for in the respective statutes. In addition, the company has other outstanding assessments and unresolved tax disputes in a number of countries, including Brazil, Argentina and Ghana. If the outstanding VAT input taxes are not received, the tax disputes are not resolved and assessments favourable to AngloGold Ashanti are not made, there could be an adverse effect upon the company's results of operations and its financial condition. AngloGold Ashanti may also be impacted by the outcome of elections in jurisdictions in which it has operations and ancillary political processes leading up to elections. The company expects elections to occur in in the DRC in 2011 and in South Africa in 2014.

In February 2010, AngloGold Ashanti and other mining companies in Ghana received notice that the country's government was considering a review and amendments to its fiscal mining regime. The government of Ghana has subsequently amended its fiscal mining regime and should it seek to impose this new increased royalty rate on the company, AngloGold Ashanti may challenge it in light of the stability agreement entered into by the company with the government of Ghana in December 2003 and which was subsequently ratified by the parliament of Ghana in early 2004. No assurance can be given that should AngloGold Ashanti challenge this new increased royalty rate that it would ultimately succeed in the challenge or that any dispute with the government of Ghana would not otherwise have a material impact on the company's financial condition or results of operations.

In May 2010, the government of Australia proposed a Resource Super Profit Tax (RSPT), which would have required extractive industries, including the gold mining industry, to pay a tax of 40% on profits from Australian operations above

certain levels determined by the government. Had the RSPT been implemented as proposed it would have had an adverse impact upon AngloGold Ashanti's financial results from its existing operations in Australia as well as from the Tropicana project, once operational. However, in July 2010, the government of Australia proposed to replace the RSPT with the Mineral Resource Rent Tax (MRRT), which will require a tax of 30% on profits above certain levels from coal and iron ore mining starting 1 July 2010. Should the government of Australia reintroduce the RSPT or extend the MRRT to the gold mining industry, or if similar "super profit" taxes are introduced in Australia or any other country in which the company operates, by governments seeking to capture a greater share of the economic benefits from their natural resources, this could have a material adverse effect on AngloGold Ashanti's results of operations and its financial condition.

Labour disruptions and/or increased labour costs could have an adverse effect on AngloGold Ashanti's results of operations and financial condition.

AngloGold Ashanti employees in South Africa, Ghana, Guinea and some South American countries, are highly unionised. Trade unions, therefore, have a significant impact on the company's labour relations climate, as well as on social and political reforms, most notably in South Africa. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the company's operations, particularly where the labour force is unionised. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. Material labour disruptions could have an adverse effect on AngloGold Ashanti's results of operations and financial condition.

As at 31 December 2010, approximately 65% of the company's workforce excluding contractors, or approximately 57% of its total workforce, was located in South Africa. In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. An agreement was signed with the unions in July 2009, following negotiations between the Chamber of Mines and the National Union of Mineworkers, the United Associations of South Africa, (UASA) (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners). The next round of negotiations is expected to take place in 2011. AngloGold Ashanti cannot give assurance that it will be able to

renegotiate this agreement on satisfactory terms when it expires in July 2011.

As at 31 December 2010, approximately 10% of the company's workforce excluding contractors, or approximately 12% of the total workforce, was located in Ghana. In Ghana, a three-year, wage agreement for the years 2009 to 2011, effective from 1 January 2009, was reached towards the end of 2009. The next round of negotiations is expected to take place in 2011. AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it expires at the end of December 2011.

Labour costs represent a substantial proportion of the company's total operating costs and in many operations, including its South African, Ghanaian and Tanzanian operations, is the company's single largest component of operating costs. Any increases in labour costs have to be offset by greater productivity efforts by all operations and employees, failing which such increase in labour cost could have a material adverse effect on AngloGold Ashanti's results of operations and its financial condition.

The use of mining contractors at certain of the company's operations may expose AngloGold Ashanti to delays or suspensions in mining activities and increases in mining costs.

AngloGold Ashanti uses contractors at certain of its operations to mine and deliver ore to processing plants. Consequently, at these mines, contracting costs represent a significant proportion of the total operating costs of these operations and the company does not own all of the mining equipment. AngloGold Ashanti's operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at these mines have financial difficulties or if a dispute arises in renegotiating a mining contract, or if there is a delay in replacing an existing contractor. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the company's results of operations and financial condition.

AngloGold Ashanti competes with mining and other companies for key human resources.

AngloGold Ashanti competes on a global basis with mining and other companies, to attract and retain key human resources at all levels with the appropriate technical skills and

Risk management and internal controls

operating and managerial experience necessary to operate its business. This is further exacerbated in the current environment of increased mining activity across the globe, combined with the global shortage of key mining skills, including geologists, mining engineers, metallurgists and skilled artisans.

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labour, AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions.

AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience.

There can be no assurance that the company will attract and retain skilled and experienced employees. Should it fail to do so or lose any of its key personnel, the business and growth prospects may be harmed and this could have an adverse impact on AngloGold Ashanti's results of operations and its financial condition.

The treatment of occupational health diseases and the potential liabilities related thereto may have an adverse effect upon the results of operations of AngloGold Ashanti and its financial condition.

The primary areas of focus in respect of occupational health of employees within the company's operations are noise induced hearing loss (NIHL), occupational lung diseases (OLD), which includes pulmonary and tuberculosis (TB), in individuals exposed to silica dust. AngloGold Ashanti provides occupational health services to its employees at its occupational health centres and continues to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, this could have an adverse effect on the results of operations of AngloGold Ashanti and its financial condition.

The South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act

(ODMWA) that provides for compensation to miners who have OLD and/or TB, and the Compensation for Occupational Injuries and Diseases Act (COIDA), that provides for compensation of non-miners who have OLD. It appears less likely that the proposed combination of the two acts will occur but some alignment of benefits may be considered. COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD as well as the payment of medical expenses over the claimant's lifetime.

If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial condition.

Mr. Thembekile Mankayi instituted legal action against AngloGold Ashanti in October 2006 in the South Gauteng High Court. Mr Mankayi, claimed approximately R2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted while working on a mine of Vaal Reefs Mining and Exploration Company Limited, which company was renamed AngloGold Limited in 1998 and AngloGold Ashanti Limited in 2004. The case was heard and judgment in the exception action was rendered on 26 June 2008 in the company's favour on the basis that mine employers are indemnified under ODMWA and COIDA against claims by employees against employers for damages relating to compensable diseases. Mr. Mankayi's appeal to the Supreme Court of Appeal of South Africa was dismissed. On 17 August 2010, the Constitutional Court of South Africa heard Mr. Mankayi's application for leave to appeal to the Constitutional Court. Judgement in the Constitutional Court was handed down on 3 March 2011. The Constitutional Court granted the application for leave to appeal and dealt with the matter as a full appeal. Mr. Mankayi was deceased prior to this judgement in the Constitutional Court and following the judgement, Mr. Mankayi's executor may proceed with his case in the High Court and seek a claim for damages under common law against AngloGold Ashanti. This will comprise, amongst others, providing evidence that

Mr. Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.

AngloGold Ashanti is still studying the details of the Constitutional Court judgement and will defend the case and any subsequent claims on their merits. As a result of the Constitutional Court decision, AngloGold Ashanti could be subject to numerous similar claims, including potentially by way of a class action or similar group claim. These too would be defended by the company and adjudicated by the by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for this possible obligation. Should AngloGold Ashanti be unsuccessful in defending the claim of Mr. Mankayi's executor and any other individuals or groups that lodge similar claims this would have an adverse impact on AngloGold Ashanti's financial condition.

In response to the effects of silicosis in labour sending communities, a number of mining companies (under the auspices of the Chamber of Mines of South Africa) together with the NUM, which is the largest union in the mining sector, and the national and regional departments of health, have embarked on a project to assist in delivering compensation and relief by mining companies under the ODMWA to affected communities.

AngloGold Ashanti faces certain risks in dealing with HIV/AIDS, particularly at its South African operations and with tropical disease outbreaks such as malaria, which may have an adverse effect on the company's results of operations.

AIDS and associated diseases remain the major health care challenges faced by AngloGold Ashanti's South African operations. Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality. The South African workforce prevalence studies, however, indicate that HIV prevalence rates among AngloGold Ashanti's South African workforce may be as high as 30%. AngloGold Ashanti continues to develop and implement programmes to help those infected with HIV and prevent new infections from spreading. Since 2001, the company has offered a voluntary counselling and HIV testing programme for employees in South Africa. In 2002, it began to offer anti-retroviral therapy, or ART, to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, AngloGold Ashanti commenced a roll-out of the treatment to all eligible employees desiring it. As of December 2010, approximately 2,500 employees were receiving treatment using anti-retroviral drugs.

AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect its results of operations. Nevertheless, it is not possible to determine with certainty the costs that it may incur in the future in addressing this issue, and consequently the company's results of operations and its financial condition could be adversely impacted.

Malaria and other tropical diseases pose significant health risks at all of the company's operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programmes. Malaria is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse impact upon productivity and profitability levels of AngloGold Ashanti's operations located in these regions.

The costs associated with the pumping of water inflows from closed mines adjacent to the company's operations could have an adverse effect upon its results of operations.

Certain of AngloGold Ashanti's mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of the company's mining operations as a result of property damage, disruption to operations, additional pollution liabilities and pumping costs and consequently could have an adverse impact upon its results of operations and financial condition.

Risk management and internal controls

The potential costs associated with the remediation and/or prevention of groundwater contamination from the company's operations or due to flooding from closed mines adjacent to the company's operations could have a material adverse effect upon the results of operations of AngloGold Ashanti and its financial condition.

AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand goldfields in South Africa. AngloGold Ashanti's Vaal River operations are part of the Klerksdorp goldfield and its West Wits operations are part of the Far West Rand goldfield. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of underground mining operations in South Africa, any proposed solution needs to be a combined one supported by all the companies owning mines located in these goldfields. As a result, the South African Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for this possible obligation, which could be material and have an adverse impact on AngloGold Ashanti's financial condition.

AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions and based thereon the company has instituted processes to reduce seepage and/or to reduce soil and groundwater contamination. It has been demonstrated that certain techniques and/or technologies, including monitored natural attenuation by the existing environment and phyto-technologies, could reduce seepage and/or address soil and groundwater contamination. Subject to the completion of further trials and the technologies becoming a proven remediation technique, no reliable estimate can currently be made for the potential costs of remediation and/or prevention of groundwater contamination at AngloGold Ashanti's operations. Should these costs be significant this could have a material adverse impact upon AngloGold Ashanti's results of operations and its financial condition.

The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability.

AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that the company believes to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold Ashanti's insurance does not cover all potential risks associated with its business. In addition, AngloGold Ashanti may elect not to insure certain risks due to the high premiums or for various other reasons, including an assessment that the risks are remote.

The company may not be able to obtain insurance coverage at acceptable premiums. The availability and cost of insurance coverage can vary considerably from year to year as a result of events beyond the company's control or from claims, and this can result in higher premiums and periodically being unable to maintain the levels or types of insurance carried.

The occurrence of events for which AngloGold Ashanti is not insured will adversely impact its cash flows, its results of operations and its financial condition.

Sales of large quantities of AngloGold Ashanti's ordinary shares and ADSs, the perception that these sales may occur or other dilution of the company's equity could adversely affect the prevailing market price of the company's securities.

The market price of the company's securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws,

holders of AngloGold Ashanti's ordinary shares or ADSs may sell them at any time. The market price of the company's ordinary shares or ADSs could also fall as a result of any future offerings AngloGold Ashanti makes of its ordinary shares, ADSs, or securities exchangeable or exercisable for the company's ordinary shares or ADSs, or the perception in the market place that these sales might occur. AngloGold Ashanti may make such offerings, including offerings of additional ADS rights, share rights or similar securities, at any time or from time to time in the future.

Fluctuations in the exchange rate of currencies may reduce the market value of AngloGold Ashanti's securities, as well as the market value of any dividends or distributions paid by the company.

AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold the company's securities. This may reduce the value of these securities to investors.

AngloGold Ashanti's memorandum and articles of association allows for dividends and distributions to be declared in any currency at the discretion of the board of directors, or the company's shareholders at a general meeting. If and to the extent that AngloGold Ashanti opts to declare dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti's securities as expressed in

Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

The announced proposal by the South African Government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact the amount of dividends or other distributions received by AngloGold Ashanti's shareholders.

On 21 February 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. Although this may reduce the tax payable by the company's South African operations, thereby increasing distributable earnings, the withholding tax could generally reduce the amount of dividends or other distributions received by its shareholders. The proposal was expected to be implemented in 2010, but its implementation has been delayed to 1 April 2012.

Directors' approval

The annual financial statements and group annual financial statements for the year ended 31 December 2010 were approved by the board of directors on 11 March 2011 and are signed on its behalf by:

Directors

TT Mboweni, Chairman

M Cutifani, Chief Executive Officer

S Venkatakrishnan, Chief Financial Officer

LW Nkuhlu, Chairman, Audit and Corporate Governance Committee

Secretary's certificate

In terms of Section 268G(d) of the Companies Act, 61 of 1973, I certify that the company has lodged with the Registrar of Companies all such returns as are required of a widely held company in terms of the Act, and that all such returns are true, correct and up to date.

L Eatwell
Company Secretary
Johannesburg
11 March 2011

Report of the independent auditors

To the members of AngloGold Ashanti Limited

We have audited the accompanying financial statements of AngloGold Ashanti Limited group and company, which comprise the statements of financial position as at 31 December 2010, the income statements, statements of comprehensive income, statements of cash flows and statements of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory information, as well as the Directors' report, and Remuneration report as set out from pages 214 to 371.

Directors' responsibility for the financial statements

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of AngloGold Ashanti Limited group and company as at 31 December 2010, and their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

Ernst & Young Inc.
Director – Lance Ian Neame Tomlinson
Registered Auditor
Chartered Accountant (SA)
Wanderers Office Park
52 Corlett Drive
Illovo, Johannesburg
South Africa
11 March 2011

Directors' report

Nature of business

AngloGold Ashanti conducts mining operations in Africa, North and South America and Australia, and undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.

Shareholders holding 10% or more of AngloGold Ashanti's issued share capital

Paulson & Co. Inc, an investment management company from the United States, holds 41,000,000 AngloGold Ashanti ADRs or some 10.76% of the issued share capital.

Share capital

Authorised

The authorised share capital of AngloGold Ashanti as at 31 December 2010 was made up as follows:

• 600,000,000 ordinary shares of 25 South African cents each	R150,000,000
• 4,280,000 E ordinary shares of 25 South African cents each	R1,070,000
• 2,000,000 A redeemable preference shares of 50 South African cents each	R1,000,000
• 5,000,000 B redeemable preference shares of 1 South African cent each	R50,000

The following are the movements in the issued and unissued share capital from the beginning of the accounting period to the date of this report:

Issued

Ordinary shares

	Number of shares	Rand	Number of shares	Rand
	2010		**2009**	
At 1 January	362,240,669	90,560,167	353,483,410	88,370,853
Issued during year				
– Equity offering to fund the initial effective 35% interest in the Kibali gold project	–	–	7,624,162	1,906,041
– Equity raising – proceeds used to part fund the hedge elimination	18,140,000	4,535,000		
– Bokamoso ESOP on conversion of E ordinary shares	–	–	1,181	295
– Exercise of options by participants in the AngloGold Share Incentive Scheme	823,411	205,853	1,131,916	282,979
At 31 December	**381,204,080**	**95,301,020**	362,240,669	90,560,167
Issued subsequent to year-end				
– Exercise of options by participants in the AngloGold Share Incentive Scheme	2,812	703		
At 31 January 2011	381,206,892	95,301,723		

E ordinary shares

On 11 December 2006, shareholders in general meeting authorised the creation of a maximum 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a black economic empowerment transaction (BEE transaction). All E ordinary shares have been issued.

	Number of shares	Rand	Number of shares	Rand
	2010		**2009**	
At 1 January	**3,794,998**	**948,749**	3,966,941	991,735
Cancelled in exchange for ordinary shares in terms of the cancellation formula	**(988,872)**	**(247,218)**	(171,943)	(42,986)
At 31 December	**2,806,126**	**701,531**	3,794,998	948,749
Cancelled subsequent to year-end				
– Cancelled and exchanged for ordinary shares issued in terms of the cancellation formula	**(16,360)**	**(4,090)**		
At 31 January 2011	**2,789,766**	**697,441**		

In terms of the authority granted by shareholders, on vesting, E ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E ordinary shares which are cancelled may not be re-issued and therefore, does not form part of the unissued share capital of the company.

E ordinary share capital amounting to R89,954,970 in respect of 988,872 vested, unconverted and cancelled E ordinary shares, was transferred to ordinary share premium during 2010. E ordinary shares do not convert to ordinary shares in the instance when the market price of an AngloGold Ashanti ordinary share is less than the value of the E ordinary share as calculated in accordance with the cancellation formula.

On 1 November 2009, the first tranche of the E ordinary shares issued to the Bokamoso ESOP and to Izingwe Holdings (Pty) Limited (Izingwe) vested. In terms of the rules, if at the date of the vesting the cost price of the E Ordinary shares as calculated in accordance with the cancellation formula is greater than the market price on the last business day prior to the date of vesting, then the conversion of the E ordinary shares will be deferred. In respect of the Bokamoso ESOP and Izingwe, vesting was deferred to 1 May 2010 at which time the E ordinary shares were cancelled without benefit.

On 1 November 2010, the second tranche of the E ordinary shares issued to the Bokamoso ESOP and to Izingwe vested. In terms of the rules, if at the date of the vesting the cost price of the E Ordinary shares as calculated in accordance with the cancellation formula is greater than the market price of the last business day prior to the date of vesting, then the conversion of the E ordinary shares will be deferred. In respect of the Bokamoso ESOP vesting has been deferred to 1 May 2011 at which time, the E ordinary shares will either be exchanged for AngloGold Ashanti ordinary shares or will be cancelled without benefit, as calculated in accordance with the cancellation formula. In respect of the E ordinary shares issued to Izingwe, and in accordance with the rules, notice was received from Izingwe deferring vesting. Izingwe has during the period 1 November 2010 to and including 1 May 2011 (extended vesting period), the option to exercise its rights to exchange the E ordinary shares for AngloGold Ashanti ordinary shares on the giving of such notice to do so, in accordance with the cancellation formula. Any E ordinary shares that are unexercised during the extended vesting period will be cancelled.

Directors' report

Redeemable preference shares

The A and B redeemable preference shares, all of which are held by wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab lease area after the cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

Further details of the authorised and issued shares, as well as the share premium, are given in note 25 to the group's financial statements.

Unissued

	Ordinary number of shares	
	2010	2009
At 1 January	237,759,331	46,516,590
Authorised during the year	–	200,000,000
Issued during year	(18,963,411)	(8,757,259)
At 31 December	218,795,920	237,759,331
Issues subsequent to year-end	(2,812)	
At 31 January 2011	218,793,108	

Ordinary shares under the control of directors

Pursuant to the authority granted by shareholders at the annual general meeting held on 7 May 2010, 5% of the number of shares in issue, from time to time, are placed under the control of the directors to allot and issue, for such purposes and on such terms as they may, in their discretion, determine. This authority expires, unless renewed, at the annual general meeting to be held on 11 May 2011.

At 31 December 2010, the total number of shares placed under the control of the directors was 19,060,204. In September 2010, the directors issued 18,140,000 ordinary shares in an equity offering, the proceeds from which were applied to eliminate, in part, the hedge book.

In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the annual general meeting to be held on 11 May 2011.

At the annual general meeting to be held on 11 May 2011, shareholders will be asked to approve as a general authority, the acquisition by the company, or a subsidiary of the company, of its own shares from its issued ordinary share capital.

Depositary interests

American Depositary Shares

At 31 December 2010, the company had in issue, through The Bank of New York Mellon as Depositary and listed on the New York Stock Exchange (NYSE), 182,168,922 (2009: 176,762,305) American Depositary Shares (ADSs). Each ADS is equal to one ordinary share. At 31 January 2011, there were 182,168,922 ADSs in issue and listed on the NYSE.

CHESS Depositary Interests

At 31 December 2010 and 31 January 2011, the company had in issue through the Cleaning House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 91,144,165 (2009: 91,443,205) CHESS Depositary Interests (CDI). Every 5 CDIs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.

Ghanaian Depositary Shares

At 31 December 2010 and 31 January 2011, the company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange (GhSE), 11,496,018 and 6,612,642 (2009: 11,512,534) Ghanaian Depositary Shares (GhDSs) respectively. Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.

AngloGold Share Incentive Scheme

AngloGold Ashanti operates a share incentive scheme through which executive directors, executive vice presidents and management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivise such employees to identify themselves more closely with the fortunes of the group and its continued growth and to promote the retention of such employees.

Non-executive directors are not eligible for participation in the share incentive scheme.

At the annual general meeting held on 7 May 2010, shareholders authorised that 17,000,000 shares may be allocated for the purposes of the scheme. Prior to this authorisation, the maximum number of shares attributable to the scheme was 2.75% of the total number of ordinary shares in issue from time to time. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the shares attributable to the scheme or 850,000 ordinary shares per employee could be issued in aggregate (2009: 498,080).

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees. These are collectively known as the "AngloGold Share Incentive Scheme or share incentive scheme".

Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or rights have so far been granted.

Directors' report

The type and vesting criteria of the options or rights granted are:

Time-related

The granting of time-related options was approved by shareholders at the general meeting held on 4 June 1998 and amended by shareholders at the annual general meeting held on 30 April 2002, when it was agreed that no further time-related options would be granted and all options granted hereunder will terminate on 1 February 2012, being the date on which the last options granted under this criteria may be exercised or they will expire.

Time-related options vest over a five-year period from the date of grant and may be exercised in tranches of 20% each in years two, three and four and 40% in year five. As of the date of this report, all options granted and outstanding have vested in full.

Performance-related

The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002 and amended at the annual general meeting held on 29 April 2005 when it was agreed that no further performance related options would be granted and all options granted hereunder will terminate on 1 November 2014, being the date on which the last options granted under this criteria may be exercised or they will expire.

Performance-related options granted vest in full, three years from the date of grant, provided that the conditions under which the options were granted are met. All options granted and outstanding vested in full on 1 November 2007.

Bonus Share Plan (BSP)

The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005 and amended at the general meeting held on 6 May 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening the vesting period. Executive directors, executive vice presidents and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at "nil" cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from the date of grant, provided that the participant is still in the employ of the company at the date of vesting unless an event, such as death, occurs which may result in an earlier vesting date. In respect of awards granted in 2008 and onwards, the vesting period has been shortened to 40% in year one and 60% in year two from the date of grant or, in the event that the exercising of awards only takes place in year three, then 120% of awards granted will be available for exercising.

Long-Term Incentive Plan (LTIP)

The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors, executive vice presidents and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at "nil" cost. Awards granted vest three years from date of grant, to the extent that the stretched company performance targets, under which the rights were granted, are met and provided that the participant is still in the employ of the company, or unless an event, such as death, occurs which may result in an earlier vesting date.

Options and rights

As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the period 1 January 2010 to 31 January 2011 is as follows:

	Time-Related	Perfor-mance related	Bonus Share Plan [1]	Long-Term Incentive Plan [1]	Total Share Incentive Scheme	Total shares issued
At 1 January 2010	28,252	639,975	1,295,708	1,263,749	3,227,684	6,100,420
Movement during year						
– Granted	–	–	811,638	632,142	1,442,780	
– Exercised	(27,611)	(242,551)	(468,327)	(84,922)	(823,411)	823,411
– Lapsed – terminations	–	(5,492)	(86,526)	(211,279)	(302,297)	
At 31 December 2010	641	391,932	1,552,493	1,599,690	3,544,756	6,923,831
Average exercise/issue price per share	R194.00	R241.96	R283.39	R172.03	R241.96	
Subsequent to year-end						
– Granted	–	–	–	–	–	
– Exercised	–	–	(2,362)	(450)	(2,812)	2,812
– Lapsed – terminations	–	–	–	–	–	
At 31 January 2011	**641**	**391,932**	**1,550,131**	**1,599,240**	**3,541,944**	**6,926,643**

[1] BSP and LTIP awards granted at nil cost to participants.

Effective 15 October 2008, the JSE amended Schedule 14 (Requirements for share incentive schemes) of the Listings Requirements. AngloGold Ashanti is required to amend the terms of its Share Incentive Scheme by obtaining shareholder approval to amend the total number of shares attributable to the share incentive scheme, from 2.75% of issued share capital from time to time, to a fixed number of shares that may be issued to the scheme. Although the amendment only had to be in place by 1 January 2011, AngloGold Ashanti sought and obtained shareholder approval at the annual general meeting held on 7 May 2010 authorising the directors to issue up to 17,000,000 shares which was management's estimate of options/awards to be granted over the next three years, including options/awards granted and outstanding as at 31 December 2010. The total number of options/awards that may be issued in aggregate to any one participant to the scheme will remain at 5% of the total number of shares attributable to the scheme.

Also effective 15 October 2008, the recycling of options/awards that have vested and which have been delivered and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued, as affected by this Listings Requirements rule change:

Details	Options/Awards
Total number of options attributable to the scheme at 31 December 2010	17,000,000
Less:	
– Total number of options/awards granted and outstanding at 31 December 2010	3,544,756
– Total number of options/awards exercised:	
– During the period 15 October to 31 December 2008	(101,013)
– During the period 1 January to 31 December 2009	(1,131,916)
– During the period 1 January to 31 December 2010	(823,411)
Total options/awards available but unissued at 31 December 2010	11,398,904

Directors' report

Financial results

The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2010.

Review of operations

The performance of the various operations, which are unaudited, are comprehensively reviewed from page 56.

Dividend policy

Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth, cash/debt resources, the amount of reserves available for a dividend based on the going-concern assessment, and restrictions placed by the conditions of the convertible bonds and other factors.

Dividends declared since 1 January 2010:

	Final dividend Number 107	Interim dividend Number 108	Final dividend Number 109
Declaration date	16 February 2010	10 August 2010	15 February 2011
Last date to trade ordinary shares cum dividend	5 March 2010	27 August 2010	4 March 2011
Record date	12 March 2010	3 September 2010	11 March 2011
Amount paid per ordinary share			
– South African currency (cents)	70	65	80
– United Kingdom currency (pence)	6.206	5.722	7.118
– Ghanaian currency (cedis)	13.220	12.668	17.384
Amount per CDI [1] – Australian currency (cents)	2.079	2.002	2.275
Payment date	19 March 2010	10 September 2010	18 March 2011
Amount per GhDS [2] – Ghanaian currency (cedis)	0.1322	0.1266	0.17384
Payment date	22 March 2010	13 September 2010	[4] 21 March 2011
Amount per ADS [3] – United States currency (cents)	9.495	9.003	11.000
Payment date	29 March 2010	20 September 2010	[4] 28 March 2011
Amount per E ordinary share South African currency (cents)	35	32.5	40
Payment date	19 March 2010	10 September 2010	18 March 2011

[1] Each CDI (CHESS Depositary Interest) is equal to one-fifth of one ordinary share.
[2] Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share.
[3] Each ADS (American Depositary Share) is equal to one ordinary share.
[4] Illustrative value assuming the following rates of exchange: R7.2728: $. The actual rate of payment will depend on the exchange rate on the currency conversion date and/or date of payment.

Withholding tax

On 21 February 2007, the South African Government announced a proposal to replace the Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. The date for the implementation of the withholding tax on dividends has now been announced as 1 April 2012. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax on dividends will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

Shareholders on the South African register who have dematerialised their ordinary shares receive payment of their dividends electronically, as provided for by STRATE. For those shareholders who have not yet dematerialised their shares or who may intend retaining their shareholding in the company in certificated form, the company operates an electronic funds transmission service, whereby dividends may be electronically transferred to shareholders' bank accounts. These shareholders are encouraged to mandate this method of payment for all future dividends.

Borrowings

The company's borrowing powers are unlimited. As at 31 December 2010, the group's gross borrowings (including the mandatory convertible bonds) totalled $2,704m, R17,763m (2009: $1,931m, R14,355m).

Significant events during the year under review and subsequent to year-end

Appointment of chairman: Mr Tito Mboweni, the former Governor of the South African Reserve Bank was appointed to the board and as chairman of the company with effect from 1 June 2010. He succeeded Mr Russell Edey, who retired as chairman and from the board on 7 May 2010.

Joint venture in the Democratic Republic of the Congo: On 26 March 2010, AngloGold Ashanti announced that it has entered into a definitive joint venture agreement (JVA) with l'Office des Mines d'Or de Kilo-Moto (OKIMO) relating to the development of the Ashanti Goldfields Kilo (AGK) project in the Democratic Republic of the Congo (DRC) and the transfer of the exploitation permits to AGK. Under the JVA, AngloGold Ashanti and OKIMO agree to jointly develop the AGK project through the joint company AGK, in which AGA holds an 86.22% interest and OKIMO holds the remaining 13.78%. The JVA provides for the exploitation permits to be transferred from OKIMO to AGK covering an area of approximately 6,000 km^2 in the Ituri district in the northeastern DRC. This includes the Mongbwalu project where a Mineral Resource of approximately 3Moz has been identified by previous exploration work and where further exploration and feasibility studies are currently taking place.

Temporary suspension of operations at the Iduapriem and Obuasi mine: Following a temporary suspension of operations at the Iduapriem mine, AngloGold Ashanti with the approval of the Ghana EPA, constructed an interim tailings storage facility (TSF) for tailings deposition for a year while the greenfields tailings storage facility is being constructed. In addition, the water treatment plant on site was upgraded. The interim TSF was commissioned in April 2010 and water treatment plant in November 2010.

AngloGold Ashanti's Obuasi mine in Ghana suspended operation of gold processing for five days to implement a revised water management strategy aimed at reducing contaminants contained in its discharge.

Investment grade ratings: On 9 April 2010 AngloGold Ashanti noted the following investment grade ratings assigned to it:
- Moody's Investors Service : Baa3, Outlook Stable
- Standard & Poor's   : BBB-, Outlook Stable

$1bn revolving credit facility: On 21 April 2010 AngloGold Ashanti secured a $1bn, four-year unsecured revolving credit facility, due 2014.

Issue of $1bn unsecured notes: On 22 April 2010, AngloGold Ashanti announced the pricing of an offering of US$1bn of 10-year and 30-year unsecured notes. The issue was significantly oversubscribed and the offering closed on 28 April 2010.

Cessation of services: On 1 June 2010, AngloGold Ashanti announced that it was halting the supply of services, including water, compressed air, electricity and sewerage, to the mines in Orkney following the failure by the liquidators of Pamodzi Gold Orkney, to settle debts owed for services supplied to the operations over the prior ten months. AngloGold Ashanti however would continue to supply potable water and electrical power to Pamodzi's mine residences for as long as these were occupied.

Sale of Tau Lekoa Mine: The terms of the sale of the Tau Lekoa Mine to Simmer & Jack Mines Limited (Simmers) were announced on 17 February 2009. This sale was concluded effective 1 August 2010, following the transfer of the mining rights of the Tau Lekoa Mine and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg to Buffelsfontein Gold Mines Limited, a wholly owned subsidiary of Simmers on 20 July 2010.

Directors' report

Amendment to the joint venture agreement with B2Gold Corp: On 1 July 2010, AngloGold Ashanti increased its holding in the Gramalote project from 49% to 51%. On 12 August 2010, AngloGold Ashanti announced that it has entered into an agreement with B2Gold Corp. to amend the Gramalote Joint Venture Agreement. Under the amended terms, AngloGold retains its 51% interest in the Gramalote Joint Venture and will become manager of the Gramalote Project in Colombia. The Gramalote Project to date was managed by B2Gold, which will retain its 49% interest in the Gramalote Joint Venture.

Concurrent equity and mandatory convertible bond issue: On 15 September 2010, AngloGold Ashanti announced the launch and pricing of a concurrent equity and mandatory convertible offering which was followed by an announcement on 16 September 2010 advising of the exercise of an over-allotment option. The concurrent offering resulted in the issue of 18,140,000 ordinary shares or 5% of the ordinary issued share capital of the company at an issue price of R308.37 per share and an issue of $789,086,750 Mandatory Convertible Subordinated Bonds due 15 September 2013. On 26 October 2010, shareholders, by the requisite majority, approved a special resolution placing up to a maximum of 18,140,000 ordinary shares under the control of the directors, deliverable upon the conversion of the Mandatory Convertible Subordinated Bonds.

Elimination of hedge book: On 7 October 2010, AngloGold Ashanti completed the elimination of its gold hedge book, providing the company and its shareholders with full exposure to the prevailing gold price. As a result, the company will sell the gold it produces at market prices and therefore expects to enhance cash flow and profit margins as a result of removing hedge contracts with low committed gold prices.

Sale of B2Gold Corp shares: AngloGold Ashanti realised net proceeds of C$70m from the sale of its entire holding of shares in Vancouver-based gold producer B2Gold Corp. The stake, equivalent to about 10.17% of B2Gold's outstanding shares, was sold on 9 November 2010 in an orderly fashion, after the markets closed.

Development of the Tropicana Gold Project in Western Australia: On 11 November 2010, AngloGold Ashanti announced that the development of the Tropicana Gold Project in Western Australia had been approved by the boards of AngloGold Ashanti (70% interest) and Independence Group NL (30% interest).

Retirement of Deputy Chairman: Dr T J Motlatsi retired from the board of AngloGold Ashanti, effective from 17 February 2011.

Mankayi case – Constitutional Court ruling: On 3 March 2011, AngloGold Ashanti noted the decision of the Constitutional Court to grant Mr Mankayi leave to appeal against the decision of the Supreme Court of Appeal, which itself upheld the June 2008 Johannesburg High Court decision that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act (ODMWA) may not, in addition, lodge civil claims against their employers in respect of their relevant conditions.

The company is still studying the details of the judgement and its initial impression is that should the Executor of Mr Mankayi's estate wish to pursue his claim, he or she will now need to return to the High Court to continue with the litigation action. AngloGold Ashanti will defend the case on its merits. Should other individuals lodge similar claims, these too would ultimately be defended by the company and judged on their merits.

Investments

Particulars of the group's principal subsidiaries and operating entities are presented on page 371.

Litigation

There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened, of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this Annual Report 2010, a material effect on the group's financial position, other than those disclosed in group note 34 of the financial statements.

Material change

There has been no material change in the financial or trading position of the AngloGold Ashanti group since the publication of its results for the quarter and year ended 31 December 2010.

Material resolutions

Details of special resolutions and other resolutions of a significant nature passed by the company during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:

	Nature of resolution	Effective date
AngloGold Ashanti Limited	Passed at the annual general meeting held on 7 May 2010: Approval for the company or any of its subsidiaries to acquire ordinary shares issued by the company.	2 July 2010
AngloGold Ashanti Limited	Passed at the general meeting held on 26 October 2010: Approval to place 18,140,000 ordinary shares of R0.25 each in the authorised but unissued share capital of the company under the control of the directors of the company, as a specific authority and approval, to allot and issue for the purpose of the conversion of the $789,086,750 6.00% mandatory convertible subordinated bonds due 2013.	2 November 2010

Annual general meetings

At the 66th annual general meeting held on 7 May 2010, shareholders passed ordinary resolutions relating to the:
* adoption of the financial statements for the year ended 31 December 2009;
* re-appointment of Ernst & Young Inc. as auditors of the company;
* re-election of Mr FB Arisman, as a director of the company;
* election of Prof LW Nkuhlu as a director;
* appointment of Mr FB Arisman as a member of the Audit and Corporate Governance Committee of the company;
* appointment of Prof LW Nkuhlu as a member of the Audit and Corporate Governance Committee of the company;
* renewal of a general authority placing 5% of the unissued ordinary shares of the company under the control of the directors;
* granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms of the Listings Requirements of the JSE;
* an increase in non-executive directors' fees;
* granting of a general authority to the directors to allot and issue convertible bonds which may be converted into ordinary shares to a maximum, in aggregate of 5% of the company's ordinary shares of R0.25 each in the issued share capital of the company from time to time;
* increase in non-executive directors' fees for board committee meetings;
* amendment to the AngloGold Ashanti Limited Share Incentive scheme;
* amendment to the AngloGold Ashanti Limited Long Term Incentive Plan 2005;
* amendment to the AngloGold Ashanti Limited Bonus Share Plan 2005;
* the granting of a specific authority to the directors to issue ordinary shares for the purposes of the incentive schemes adopted by the company from time to time;
* approval of the AngloGold Ashanti remuneration policy and
* approval for the company and its subsidiaries to acquire ordinary shares issued by the company.

Details concerning the special resolution passed by shareholders at this meeting are disclosed above.

Notice of the 67th annual general meeting, which is to be held in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg at 11:00 (South African time) on Wednesday, 11 May 2011, is enclosed as a separate document with the Annual Financial Statements 2010. Additional copies of the notice of meeting may be obtained from the company's corporate contacts and the share registrars or they may be accessed from the company's website.

Directors' report

Directorate and secretary

The following movements to the board of directors took place during the period from 1 January 2010 to 31 December 2010.

Executive directors

There were no changes to the executive directorate during the year under review.

Non-executive directors

Mr RP Edey retired as chairman and member of the board at the conclusion of the annual general meeting held on 7 May 2010.

Mr TT Mboweni was appointed as chairman and member of the board and Mr F Ohene-Kena was appointed as a member of the board with effect from 1 June 2010.

Mr R Gasant was appointed as a member of the board and as a member of the Audit and Corporate Governance Committee with effect from 12 August 2010.

The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are, Mr W A Nairn and Mr S M Pityana. Messrs Nairn and Pityana have made themselves available for re-election,

Messrs TT Mboweni, F Ohene-Kena and R Gasant, who were appointed as directors during 2010, will retire at the annual general meeting but will offer themselves for election.

In terms of the company's memorandum and articles of association, there is no mandatory retirement age for non-executive directors. Non-executive directors do not hold service contracts with the company.

The names and biographies of the directors of the company are listed from page 146.

There was no change in the office of the Company Secretary. The name, business and postal address of the Company Secretary are set out on page 149 of this report.

Directors' interests in shares

The interests of the directors in the ordinary shares of the company at 31 December 2010, which did not individually exceed 1% of the company's issued ordinary share capital, were:

| | Beneficial | | Beneficial | |
| | Direct | Indirect | Direct | Indirect |
	31 December 2010		31 December 2009	
Executive directors				
M Cutifani	**10,000**	**–**	10,000	–
S Venkatakrishnan	**10,351**	**–**	10,351	–
Total	**20,351**	**–**	20,351	–
Non-executive directors				
FB Arisman	**–**	**4,984**	–	4,984
RP Edey	**–**	**–**	–	3,063
LW Nkuhlu	**–**	**800**	–	800
Total	**–**	**5,784**	–	8,847
Grand total	**20,351**	**5,784**	20,351	8,847

There have been no changes in the above interests since 31 December 2010. A register detailing directors' and officers' interests in contracts is available for inspection at the company's registered and corporate office.

Annual financial statements

The directors are required by the South African Companies Act to maintain adequate accounting records and are responsible for the preparation of the annual financial statements, which fairly present the state of affairs of the company and the AngloGold Ashanti group at the end of the financial year, including the results of operations and cash flows for the year, in conformity with the Companies Act, 61 of 1973 (as amended) and in terms of the JSE Listings Requirements.

In preparing the annual financial statements reflected in United States dollars and South African rands from page 236, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by reasonable and prudent judgements and estimates. The directors are of the opinion that these financial statements fairly present the financial position of the company and the group at 31 December 2010, and the results of their operations and cash flow information for the year then ended.

AngloGold Ashanti, through its Executive Committee reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also review these on a quarterly basis at its meetings.

Cash and cash equivalents at 31 December 2010 amounted to $586m (2009: $1,100m), and together with cash budgeted to be generated from operations in 2011 and the net incremental borrowing facilities available are, in management's view, adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months. Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2010, it is appropriate to use the going concern basis in preparing these financial statements.

The external auditor, Ernst & Young Inc., is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act in South Africa. Their unqualified report on these financial statements appears on page 213.

To comply with requirements for reporting by non-US companies registered with the SEC, the company will prepare a set of financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) which must be filed with the SEC by no later than 30 June 2011. Copies of the annual report on Form 20-F will be made available once the filing has been finalised, on request, from the Bank of New York Mellon, or from the company's corporate office or its contacts as listed on page 390 of this report.

Under the Sarbanes-Oxley Act, the Chief Executive Officer and Chief Financial Officer are required to complete a group certificate stating that the US GAAP financial statements and reports are not misleading and that they fairly present the financial condition, results of operations and cash flows in all material respects. The design and effectiveness of the internal controls, including disclosure controls, are also included in this declaration. As part of the process, a declaration is also made that all significant deficiencies and material weaknesses, fraud involving management or employees who play a significant role in internal control and significant changes that could impact on the internal control environment, are disclosed to the Audit and Corporate Governance Committee and the board.

Remuneration report

Remuneration policy

AngloGold Ashanti aims to be the leading gold mining company in the medium-term and the leading mining company in the long-term. This ambitious growth objective requires that the company's remuneration strategies are sufficiently robust and innovative to attract people with the requisite skills on a global basis. The remuneration policy is devised to support this business strategy.

The Remuneration Committee sets and monitors executive remuneration for the company, in line with the executive remuneration policy. This policy has as its objectives to:
• attract, reward and retain executives of the highest calibre;
• align the behaviour and performance of executives with the company's strategic goals, in the overall interests of shareholders;
• ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place from time to time; and
• ensure that senior regional management is competitively rewarded within a global remuneration policy, which recognises both local and global market practice.

In particular, the Remuneration Committee is responsible for:
• the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short- and long-term incentives, pensions, and other benefits; and
• the design and operation of the company's executive share option and other share incentive schemes.

The following principles are applied to give effect to the remuneration policy and in determining executive remuneration:
• To attract, reward and retain executives of the highest calibre, executive remuneration is benchmarked against a comparator group of global and selected South African mining and multi-national companies. The most recent benchmarking exercise conducted by independent consultants (PWC, formerly PriceWaterhouse Coopers) indicates that the total remuneration of the executive directors is above the median of the comparator group, but the remuneration of the executive vice presidents (EVP) lags that of the peer group. Specific cash-based retention plans (settled after a three-year period) have been put in place to address this issue. However, a systemic adjustment of the remuneration levels for executives and senior management is required to ensure that the company's remuneration levels are consistent with global pay levels in the mining sector, and that the company can compete effectively in the global market.
• To ensure the appropriate balance between short-, medium- and long-term incentives, annual remuneration is a combination of base pay and short- and long-term incentives, with salary comprising about 35% – 45% of annual remuneration if the bonus and LTIP targets are partially achieved. Full achievement of the BSP and LTIP targets results in salary comprising between 24% and 35% of total annual remuneration.
• To align the behaviour and performance of executives with the company's strategic goals, all incentive plans align performance targets with shareholder interests. The quantum of the short-term incentive and the related bonus shares are determined with respect to current performance and the vesting of the LTIP awards is determined with respect to company performance over the three years following the date of grant.

During 2010, the key remuneration decisions taken were as follows:

As a result of the benchmarking exercise comparing the EVP with the global comparator group, adjustments in excess of the South African inflationary increases were made to close the gap between the EVP basic salaries and the comparator group median. The outcome of this review, as it affects EVP basic salaries, is explained further in this report.

A decision was taken not to renew the retention scheme but to ensure that going forward, the salaries of senior management and the executive are competitive against the local and international mining market.

Some steps were taken in 2010 to align with the King III requirements. AngloGold Ashanti is not compliant with King III in the following areas:

- Performance drivers on the STI scheme (BSP) and the LTI scheme (LTIP) are duplicated ie. EPS, resource to reserve conversion and safety. The duplicated drivers are key to success of the company and therefore, at least for now, the drivers will remain as is.
- Executive contracts do not contain a shorter notice period in the event of dismissal.
- AngloGold Ashanti does have compensation for executives in the event of severance as a result of a change in control. This is felt necessary in order to retain executives particularly during turbulent economic times and while the company undergoes significant change in numerous areas.
- AngloGold Ashanti does, in some countries, pay salaries which are on average above the median of the market. This is also felt necessary in order to retain the key skills already within the company and to attract talented individuals, particularly in those countries where there are shortages of critical skills.

For full details on the Remuneration Committee, refer to the Corporate Governance section, from page 188.

Executive remuneration

Executive Remuneration takes into account remuneration paid to the members of the Executive Committee. For full details on the Executive Committee, refer from page 148.

Executive directors' remuneration and the remuneration paid to the other members of the Executive Committee currently comprise the following elements:
- Basic salary;
- Pensions and risk benefits;
- Other benefits;
- Retention award;
- Short-term incentive; and
- Long-term incentive.

Each component is described in more detail below:
- **Basic salary** is subject to annual review by the Remuneration Committee and is reviewed with reference to market data of a group of comparator companies in the South African and relevant international markets. The median of the comparator group is the primary point of reference for the remuneration policy. However, the transition from a primarily South African company to a global company has resulted in the actual remuneration of management below the executive director level, lagging significantly. The individual salaries of the executive management are reviewed annually in accordance with their own performance, experience, responsibility and company performance.
- **Pensions and risk benefits:** There are a range of retirement funds to which the executive management belong, which is dependent on the country in which they work and the individual's nationality. For example, the South African executive management belong to either the AngloGold Ashanti Pension Fund or the Evergreen Provident Fund. Executive management who are non-South African citizens but working in South Africa have the option of electing a retirement benefit in their country and currency of choice, in which case, the company contributes an amount equal to the contribution made for other AngloGold Ashanti executives. Death and disability cover reflects best practice amongst comparable employers in South Africa.

Remuneration report

- **Other benefits:** Executive management are members of an external medical aid scheme, which covers the individual and his/her immediate family.
- **Bonus Share Plan (BSP)** is a short-term incentive plan under which award levels are determined with reference to the achievement of a set of stretched company and individual performance targets. For 2010, the company targets were based on performance measures including:
  - earnings per share (EPS);
  - gold production;
  - cost control; and
  - resource to reserve conversion.

A safety multiplier/penalty was also applied so that the safety record could be taken into account when determining the extent to which performance targets are achieved.

The weighting of the respective contribution of company and individual targets at the executive management level is 60% company and 40% individual.

The bonus paid comprises two separate parts:
- a cash bonus, which may not exceed 50% of the maximum bonus allocated per level, is payable at the end of the relevant financial year; and
- an equity bonus to the equivalent value of the cash bonus, settled by way of BSP share awards, which together with the cash bonus, may not exceed the maximum bonus.

The BSP awards vest over a two-year period and vesting is subject to the individual being in the employ of the group at the date of vesting. In respect of the BSP awards granted after 1 January 2008, 40% of the awards vest on the first anniversary from the date of grant and the remaining 60% of awards vest on the second anniversary from the date of grant. Provided that the individual has not exercised any BSP awards during the vesting period, he or she will be eligible to receive an additional 20% BSP awards on the third anniversary from the date of grant.

The maximum bonus achievable under the BSP (expressed as a percentage of basic salary) is shown in the table below. For these purposes, basic salary includes offshore payments:

Position	Maximum bonus	On target bonus	On target cash bonus	On target BSP award (face value at date of grant)
Chief executive officer	160%	80%	40%	40%
Executive directors	140%	70%	35%	35%
Executive management	120%	60%	30%	30%
Other management	100%	50%	25%	25%

In respect of 2010, the performance targets imposed on BSP awards were achieved at a level of 62.3%. The payments made under the BSP in respect of the 2010 financial year to executive management are disclosed in this Remuneration Report.

In respect of the 2011 BSP awards, the performance targets to be satisfied will be based on the targets summarised above and no changes to the maximum bonuses or on-target bonuses are proposed.

Cash payments, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, were made when the BSP awards granted in 2007, 2008 and 2009 vested during 2010.

- **Long-Term Incentive Plan (LTIP)**. The objective of the LTIP is to align the interests of the executive management with those of the company and the shareholders over the medium- to long-term.

Under the LTIP, the executive management are granted a right to receive shares in the company, subject firstly to performance conditions being achieved over the specified performance period and secondly to continued employment with the group.

The performance targets used for vesting of the LTIP awards are determined annually by the Remuneration Committee and link directly to the company's strategy. The LTIP awards are granted with a three-year vesting period. For awards granted in 2009, the company targets were based on measures including:
- EPS;
- total shareholder return (TSR) against a comparator group of gold mining companies;
- safety; and
- resource generation.

LTIP awards will vest on the following basis for the 2009 and 2010 awards:
1 **Earnings per share** (30% weighting)
   EPS growth of at least 2%, net of US inflation per year over the three-year vesting period. Partial vesting occurs at 2% growth per year and full vesting at 5% growth per year.
2 **Total shareholder returns** (30% weighting)
   TSR relative to a group of global peer gold mining companies. For vesting of the 2009 and 2010 LTIP awards to occur, the company's TSR has to be at least equal to the third place performer from the comparator group for partial vesting, and second or better for full vesting.
3 **Strategic target** (40% weighting)
   The strategic target is divided into two parts:
   i) *Safety performance* (20% weighting)
       The company's safety performance has become the primary strategic target from an operating perspective and it is essential that the company's performance shows significant improvement. The target is a 20% year-on-year improvement in fatal injuries (FIFR) and in lost-time injuries (LTIFR) during the period. For partial vesting a minimum of a 10% improvement per year must be achieved.
   ii) *Reserve and resource ounce generation* (20% weighting)
       The target is at least 9Moz at the measured and indicated resource level, and 5Moz at the published reserves level for full vesting, and 7Moz and 3Moz respectively for partial vesting.

   In this context, partial vesting means that 50% of the weighted target is achieved (except in the case of TSR where partial vesting means a 40% achievement of target) while full vesting results in a 100% achievement. Achievement between partial and target results in vesting calculated on a straight line graph between these two points.

   The value of awards which may be granted under the LTIP by reference to the face value of the awards as at the date of grant and expressed as a percentage of basic salary, is shown in the table below. In this table, "face value" means the value of the award at the current share price (i.e. share price x number of shares under award) assuming all performance criteria are met and the awards vest in full. Since the introduction of the LTIP awards, vesting has ranged from between 40% and 82%.

In this context basic salary includes offshore payments:

Position	Maximum face value
Chief executive officer	120%
Executive directors	100%
Executive management	80%
Other management	80%

Remuneration report

The LTIP awards granted in respect of the 2010 financial year, issued in 2011, to executive management are disclosed in this Remuneration Report under the Share Incentive Scheme section.

In respect of the LTIP awards granted in 2008 which vested during 2011, 82% of the award vested following the testing of the performance conditions. In making up the 82%, earnings per share with its 30% weighting and strategic targets with its 40% weighting were 100% vested (safety, 20%, and reserve and resource ounce generation, 20%). Of the 30% weighting for total shareholder return, only 12% vested.

In respect of the LTIP awards granted in 2011, the performance targets to be satisfied will be based on the targets summarised above and no changes to the maximum face value or maximum expected value of awards are proposed.

At the discretion of the Remuneration Committee, a cash payment, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, will be made to employees to whom LTIP awards were granted, to the extent that these LTIP awards vest after the performance conditions have been tested.

Directors' service contracts

Service contracts of executive directors are reviewed annually. Mark Cutifani, as chief executive officer, has a 12-month notice period while the notice period for the chief financial officer Srinivasan Venkatakrishnan, is nine months. Executive vice presidents have a six-month notice period while senior vice presidents and vice presidents have three-month notice periods. The contracts also provide for a payment of 24 months' salary in the case of the chief executive officer; 18 months in the case of the chief financial officer and 12 months in the case of other executive management in the event of a material change in role, responsibilities or remuneration, including loss of employment, following a new shareholder assuming control of the company.

Non-executive directors' remuneration

The following table details fees and allowances paid to non-executive directors:

All figures stated to the nearest R000[1]	Appointed with effect from[2]	Resigned/ retired with effect from[2]	Directors' fees[3]	Com- mittee fees	Travel[4]	Total	Directors' fees[3]	Com- mittee fees	Travel[4]	Total
					2010				2009	
RP Edey (Chairman)		7 May 10	829	218	149	1,196	1,626	318	314	2,258
TT Mboweni (Chairman)	1 June 10		887	104	–	991	–	–	–	–
Dr TJ Motlatsi (Deputy chair) [5]			629	369	–	998	560	273	–	833
FB Arisman			370	631	230	1,231	315	303	208	826
RE Bannerman		15 May 09	–	–	–	–	121	68	88	277
R Gasant	12 Aug 10		113	116	–	229	–	–	–	–
JH Mensah		15 May 09	–	–	–	–	121	100	38	259
WA Nairn			262	426	–	688	227	288	–	515
Prof LW Nkuhlu			262	489	–	751	240	260	–	500
F Ohene-Kena	1 June 10		138	110	83	331	–	–	–	–
SM Pityana			262	534	–	796	227	393	–	620
Total – non-executive directors			3,752	2,997	462	7,211	3,437	2,003	648	6,088

Rounding may result in computational differences

(1) Where directors' compensation is in dollars, the amounts reflected are the actual South African rand values paid calculated using the R:$ rate of exchange at the time of payment.

(2) Fees are disclosed only for the period from or to which, office is held.

(3) At the annual general meeting of shareholders held on 7 May 2010 shareholders approved an increase in directors fees with effect from 1 June 2010 as follows:

	For six meetings	Additional per meeting	Travel[4]
– Chairman	R1,520,300	R78,000	$10,000
– Deputy chairman	R650,000	R32,400	–
– South African resident directors	R270,000	R16,000	–
– Non-South African directors			
– Living in Africa	$33,750	$2,000	$6,000
– Living other than Africa	$60,000	$3,000	$8,000

The fees payable in respect of committees as approved by shareholders at the annual general meeting held on 7 May 2010 are as follows:

From 1 June 2010	Audit and Corporate Governance committee (per annum)	Other committees (per annum)	Ad hoc committees (per meeting)
– Chairman – South African resident	R160,000	R130,000	–
– Chairman – Living in Africa	–	$16,250	–
– Chairman – Living other than Africa	–	$25,000	–
– South African resident members	R135,000	R110,000	R16,200
– Non-South African members			
– Living in Africa	$16,875	$13,750	$2,025
– Living other than Africa	$25,315	$20,000	$3,000

(4) A payment of a travel allowance, per board meeting, is paid to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.

(5) Dr Motlatsi retired from the board effective 17 February 2011.

Executive directors do not receive payment of directors' fees or committee fees.

Non-executive directors are not eligible to participate in the Share Incentive Scheme.

Remuneration report

Executive directors' and executive management remuneration

Executive director and executive management remuneration is made up as follows:

All figures in R000	Appointed with effect from[1]	Resigned/ retired with effect from[1]	Salary	Perfor- mance related pay- ments[2]	Pension scheme contri- butions benefits	Other benefits[3]	En- cashed leave[4]	Sub total	Pre-tax gains on share options exercised	Total
2010										
Executive directors' remuneration										
M Cutifani	Full year		11,447	8,543	2,089	345	–	22,424	–	22,424
S Venkatakrishnan	Full year		7,015	4,972	1,310	2,216	–	15,513	–	15,513
Total executive directors			**18,462**	**13,515**	**3,399**	**2,561**	**–**	**37,937**	**–**	**37,937**
Executive management (non-directors) – top three earners										
Top earner 1	Full year		8,831	3,981	1,964	857	–	15,633	–	15,633
Top earner 2	Full year		4,571	2,472	796	1,855	–	9,694	2,987	12,681
Top earner 3	Full year		3,999	1,702	420	1,182	–	7,303	3,328	10,631
Total top three earners			**17,401**	**8,155**	**3,180**	**3,894**	**–**	**32,630**	**6,315**	**38,945**
Remainder of executive management remuneration										
Representing five executive managers	Full year		19,183	10,958	2,631	5,261	137	38,170	2,841	41,011
Total top remaining executive management			**19,183**	**10,958**	**2,631**	**5,261**	**137**	**38,170**	**2,841**	**41,011**
Summary 2010 remuneration										
Executive directors			18,462	13,515	3,399	2,561	–	37,937	–	37,937
Top three earners			17,401	8,155	3,180	3,894	–	32,630	6,315	38,945
Other executive management	Full year		19,183	10,958	2,631	5,261	137	38,170	2,841	41,011
Total remuneration 2010			**55,046**	**32,628**	**9,210**	**11,716**	**137**	**108,737**	**9,156**	**117,893**
2009										
Executive directors' remuneration										
M Cutifani	Full year		10,807	7,627	1,913	634	–	20,981	–	20,981
S Venkatakrishnan	Full year		6,552	4,297	1,199	1,948	–	13,996	2,621	16,617
			17,359	**11,924**	**3,112**	**2,582**	**–**	**34,977**	**2,621**	**37,598**
Executive management remuneration										
Representing 10 executive managers	Full year		37,635	17,002	4,510	10,135	394	69,676	20,370	90,046
Total executive directors, and executive management 2009			54,994	28,926	7,622	12,717	394	104,653	22,991	127,644

Rounding of figures may result in computational discrepancies.

[1] Salaries are disclosed only for the period from or to which office was held.

[2] In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance-related payments calculated on the year's financial results.

[3] Includes health care, retention payments and personal travel.

[4] In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result surplus leave days accrued are compulsorily encashed.

Share incentive schemes

Details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to 31 December 2010 and subsequent to year-end are set out in the table below.

	M Cutifani	Venkat [1]	Executive manage-ment [2]	Other manage-ment [2]	Total scheme [3]
Granted and outstanding at 1 January 2010					
Number	100,127	82,184	394,814	2,650,559	3,227,684
Granted during the year [4]					
Number	77,694	40,617	142,873	1,181,596	1,442,780
Exercised during the year					
Number	–	–	(28,241)	(795,170)	(823,411)
Pre-tax gain at date of exercise (value) – R	–	–	9,155,351	193,379,517	202,534,868
Lapsed during the year					
Number	–	(5,781)	(17,535)	(278,981)	(302,297)
Held at 31 December 2010					
Number	**177,821**	**117,020**	**491,911**	**2,758,004**	**3,544,756**
Subsequent to year-end – to 31 January 2011					
Granted					
Number	–	–	–	–	–
Exercised					
Number	–	–	–	(2,812)	(2,812)
Pre-tax gain at date of exercise (value) – R	–	–	–	878,142	878,142
Lapsed					
Number	–	–	–	–	–
Held at 31 January 2011					
Number	177,821	117,020	491,911	2,755,192	3,541,944
Latest expiry date	23 Feb 2020	23 Feb 2020	23 Feb 2020	23 Feb 2020	23 Feb 2020

[1] *Venkat refers to S Venkatakrishnan*

[2] *As a result of the change in status, the following movements to opening balances were made:*

   - From executive management status to other managers – 91,119 options/awards

[3] *Of the 3,544,756 options/awards granted and outstanding at 31 December 2010, 929,029 options/ awards are fully vested.*

[4] *Awards granted since 2005 have been granted at NIL cost to participants;*

Awards granted in 2011 to executive directors and executive management are as follows:

	BSP	LTIP [1]
M Cutifani	25,086	44,579
S Venkatakrishnan	14,462	22,284
Top 3 earners	23,734	20,420
Other executive management	31,962	52,362

[1] *The extent to which LTIPs vest is dependent upon performance criteria being met.*

For full details of the AngloGold Ashanti Share Incentive Scheme, including the number of shares used in the scheme and dilution to shareholders in this regard, refer to the Directors' Report from page 214.

Financial statements

for the year ended 31 December

Financial reporting

in line with IFRS

Contents of the financial statements

Group – Income statement

2009	2010	Figures in million	Notes	2010	2009
SA Rands				US Dollars	
31,961	**40,135**	Revenue	3	**5,514**	3,916
30,745	**38,833**	Gold income	2,3	**5,334**	3,768
(23,220)	**(25,833)**	Cost of sales	4	**(3,550)**	(2,813)
(11,934)	**(5,136)**	Loss on non-hedge derivatives and other commodity contracts	35	**(702)**	(1,533)
(4,409)	**7,864**	Gross profit (loss)		**1,082**	(578)
(1,362)	**(1,589)**	Corporate administration, marketing and other expenses		**(220)**	(164)
(1,217)	**(1,446)**	Exploration costs		**(198)**	(150)
(80)	**(149)**	Other operating expenses	5	**(20)**	(8)
5,209	**(894)**	Special items	6	**(126)**	691
(1,859)	**3,786**	Operating profit (loss)		**518**	(209)
444	**311**	Interest received	3	**43**	54
852	**18**	Exchange gain		**3**	112
(249)	**39**	Fair value adjustment on option component of convertible bonds		**(1)**	(33)
–	**(382)**	Fair value loss on mandatory convertible bonds		**(55)**	–
(1,146)	**(1,203)**	Finance costs and unwinding of obligations	7	**(166)**	(139)
785	**467**	Share of equity accounted investments' profit	8	**63**	94
(1,173)	**3,036**	Profit (loss) before taxation	9	**405**	(121)
(1,172)	**(2,018)**	Taxation	12	**(276)**	(147)
(2,345)	**1,018**	Profit (loss) for the year		**129**	(268)
		Allocated as follows			
(2,762)	**637**	Equity shareholders		**76**	(320)
417	**381**	Non-controlling interests		**53**	52
(2,345)	**1,018**			**129**	(268)
(765)	**171**	Basic and diluted profit (loss) per ordinary share (cents)	13	**20**	(89)

Group – Statement of comprehensive income

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
(2,345)	**1,018**	**Profit (loss) for the year**	**129**	(268)
(2,645)	**(1,766)**	Exchange differences on translation of foreign operations	**213**	318
–	**(1)**	Share of equity accounted investments' other comprehensive expense	**–**	–
(132)	**–**	Net loss on cash flow hedges	**–**	(16)
1,155	**279**	Net loss on cash flow hedges removed from equity and reported in gold income	**38**	138
40	**–**	Hedge ineffectiveness on cash flow hedges	**–**	5
(12)	**3**	Realised gain (loss) on hedges of capital items	**–**	(1)
(263)	**(99)**	Deferred taxation thereon	**(13)**	(35)
788	**183**		**25**	91
482	**545**	Net gain on available-for-sale financial assets	**75**	57
–	**(340)**	Release on disposal and impairment of available-for-sale financial assets	**(47)**	–
(13)	**13**	Deferred taxation thereon	**2**	(2)
469	**218**		**30**	55
88	**(175)**	Actuarial (loss) gain recognised	**(24)**	10
(28)	**47**	Deferred taxation thereon	**6**	(3)
60	**(128)**		**(18)**	7
(1,328)	**(1,494)**	**Other comprehensive income (expense) for the year net of tax**	**250**	471
(3,673)	**(476)**	**Total comprehensive income (expense) for the year net of tax**	**379**	203
		Allocated as follows		
(4,099)	**(857)**	Equity shareholders	**326**	150
426	**381**	Non-controlling interests	**53**	53
(3,673)	**(476)**		**379**	203

Group – Statement of financial position

As at 31 December

Figures in million	Notes	2010	2009	2008
US Dollars				
ASSETS				
Non-current assets				
Tangible assets	15	**6,180**	5,819	4,345
Intangible assets	16	**194**	177	148
Investments in associates and equity accounted joint ventures	17	**622**	640	298
Other investments	18	**237**	175	66
Inventories	19	**345**	337	287
Trade and other receivables	21	**152**	106	62
Derivatives	35	**–**	5	–
Deferred taxation	29	**20**	61	50
Cash restricted for use	22	**33**	53	34
Other non-current assets	20	**9**	8	3
		7,792	7,381	5,293
Current assets				
Inventories	19	**890**	686	599
Trade and other receivables	21	**247**	191	220
Derivatives	35	**1**	330	570
Current portion of other non-current assets	20	**1**	–	–
Cash restricted for use	22	**10**	12	10
Cash and cash equivalents	23	**575**	1,100	575
		1,724	2,319	1,974
Non-current assets held for sale	24	**16**	87	793
		1,740	2,406	2,767
Total assets		**9,532**	9,787	8,060
EQUITY AND LIABILITIES				
Share capital and premium	25	**6,627**	5,805	5,485
Retained earnings and other reserves		**(2,638)**	(2,905)	(3,057)
Shareholders' equity		**3,989**	2,900	2,428
Non-controlling interests		**124**	130	83
Total equity		**4,113**	3,030	2,511
Non-current liabilities				
Borrowings	26	**2,569**	654	870
Environmental rehabilitation and other provisions	27	**589**	451	408
Provision for pension and post-retirement benefits	28	**191**	159	137
Trade, other payables and deferred income	30	**17**	14	11
Derivatives	35	**176**	176	25
Deferred taxation	29	**900**	753	617
		4,442	2,207	2,068
Current liabilities				
Current portion of borrowings	26	**135**	1,277	1,063
Trade, other payables and deferred income	30	**705**	582	524
Derivatives	35	**–**	2,525	1,737
Taxation	31	**134**	159	109
		974	4,543	3,433
Non-current liabilities held for sale	24	**3**	7	48
		977	4,550	3,481
Total liabilities		**5,419**	6,757	5,549
Total equity and liabilities		**9,532**	9,787	8,060

Figures in million	Notes	2010	2009	2008
SA Rands				
ASSETS				
Non-current assets				
Tangible assets	15	**40,600**	43,263	41,081
Intangible assets	16	**1,277**	1,316	1,403
Investments in associates and equity accounted joint ventures	17	**4,087**	4,758	2,814
Other investments	18	**1,555**	1,302	625
Inventories	19	**2,268**	2,508	2,710
Trade and other receivables	21	**1,000**	788	585
Derivatives	35	**–**	40	–
Deferred taxation	29	**131**	451	475
Cash restricted for use	22	**214**	394	326
Other non-current assets	20	**59**	63	32
		51,191	54,883	50,051
Current assets				
Inventories	19	**5,848**	5,102	5,663
Trade and other receivables	21	**1,625**	1,419	2,076
Derivatives	35	**6**	2,450	5,386
Current portion of other non-current assets	20	**4**	3	2
Cash restricted for use	22	**69**	87	89
Cash and cash equivalents	23	**3,776**	8,176	5,438
		11,328	17,237	18,654
Non-current assets held for sale	24	**110**	650	7,497
		11,438	17,887	26,151
Total assets		**62,629**	72,770	76,202
EQUITY AND LIABILITIES				
Share capital and premium	25	**45,678**	39,834	37,336
Retained earnings and other reserves		**(19,470)**	(18,276)	(14,380)
Shareholders' equity		**26,208**	21,558	22,956
Non-controlling interests		**815**	966	790
Total equity		**27,023**	22,524	23,746
Non-current liabilities				
Borrowings	26	**16,877**	4,862	8,224
Environmental rehabilitation and other provisions	27	**3,873**	3,351	3,860
Provision for pension and post-retirement benefits	28	**1,258**	1,179	1,293
Trade, other payables and deferred income	30	**110**	108	99
Derivatives	35	**1,158**	1,310	235
Deferred taxation	29	**5,910**	5,599	5,838
		29,186	16,409	19,549
Current liabilities				
Current portion of borrowings	26	**886**	9,493	10,046
Trade, other payables and deferred income	30	**4,630**	4,332	4,946
Derivatives	35	**–**	18,770	16,426
Taxation	31	**882**	1,186	1,033
		6,398	33,781	32,451
Non-current liabilities held for sale	24	**22**	56	456
		6,420	33,837	32,907
Total liabilities		**35,606**	50,246	52,456
Total equity and liabilities		**62,629**	72,770	76,202

Group – Statement of cash flows

For the year ended 31 December

2009	2010	Figures in million	Notes	2010	2009
SA Rands				**US Dollars**	
		Cash flows from operating activities			
31,473	**39,717**	Receipts from customers		**5,448**	3,845
(20,896)	**(26,682)**	Payments to suppliers and employees		**(3,734)**	(2,500)
10,577	**13,035**	Cash generated from operations	32	**1,714**	1,345
751	**939**	Dividends received from equity accounted investments		**143**	101
(1,232)	**(1,371)**	Taxation paid	31	**(188)**	(147)
(6,315)	**(18,333)**	Cash utilised for hedge buy-back costs		**(2,611)**	(797)
3,781	**(5,730)**	Net cash (outflow) inflow from operating activities		**(942)**	502
		Cash flows from investing activities			
		Capital expenditure			
(3,578)	**(1,829)**	– project capital		**(250)**	(413)
(5,078)	**(5,279)**	– stay-in-business capital		**(723)**	(606)
9,029	**500**	Proceeds from disposal of tangible assets		**69**	1,142
(750)	**(832)**	Other investments acquired		**(114)**	(89)
(2,646)	**(319)**	Acquisition of associates and equity accounted joint ventures		**(44)**	(354)
–	**4**	Proceeds on disposal of associate		**1**	–
(17)	**(22)**	Loans advanced to associates and equity accounted joint ventures		**(3)**	(2)
3	**–**	Loans repaid by associates and equity accounted joint ventures		**–**	–
680	**1,039**	Proceeds from disposal of investments		**142**	81
(91)	**182**	Decrease (increase) in cash restricted for use		**25**	(10)
445	**232**	Interest received		**32**	55
(1)	**(41)**	Loans advanced		**(6)**	–
4	**3**	Repayment of loans advanced		**–**	1
(2,000)	**(6,362)**	Net cash outflow from investing activities		**(871)**	(195)
		Cash flows from financing activities			
2,384	**5,656**	Proceeds from issue of share capital		**798**	306
(84)	**(144)**	Share issue expenses		**(20)**	(11)
24,901	**16,666**	Proceeds from borrowings		**2,316**	2,774
(24,152)	**(12,326)**	Repayment of borrowings		**(1,642)**	(2,731)
(946)	**(821)**	Finance costs paid		**(115)**	(111)
–	**(184)**	Mandatory convertible bond transaction costs		**(26)**	–
(474)	**(846)**	Dividends paid		**(117)**	(56)
1,629	**8,001**	Net cash inflow from financing activities		**1,194**	171
3,410	**(4,091)**	Net (decrease) increase in cash and cash equivalents		**(619)**	478
(672)	**(236)**	Translation		**105**	47
5,438	**8,176**	Cash and cash equivalents at beginning of year		**1,100**	575
8,176	**3,849**	Cash and cash equivalents at end of year	23	**586**	1,100

Group – Statement of changes in equity

	Equity holders of the parent									
Figures in million	Share capital and premium	Other capital reserves [1]	Retained earnings [2]	Cash flow hedge reserve [3]	Available-for-sale reserve [4]	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
US Dollars										
Balance at 31 December 2008	5,485	85	(2,361)	(107)	(2)	(37)	(635)	2,428	83	2,511
(Loss) profit for the year			(320)					(320)	52	(268)
Other comprehensive income				90	55	7	318	470	1	471
Total comprehensive (expense) income	–	–	(320)	90	55	7	318	150	53	203
Shares issued	331							331		331
Share issue expenses	(11)							(11)		(11)
Share-based payment for share awards net of exercised [1]		15						15		15
Dividends paid			(45)					(45)		(45)
Dividends of subsidiaries								–	(11)	(11)
Equity transaction of joint venture [1]		37						37		37
Translation		24	(18)	(6)	3	(8)		(5)	5	–
Balance at 31 December 2009	**5,805**	**161**	**(2,744)**	**(23)**	**56**	**(38)**	**(317)**	**2,900**	**130**	**3,030**
Profit for the year			**76**					**76**	**53**	**129**
Other comprehensive income (expense)				**25**	**30**	**(18)**	**213**	**250**	**–**	**250**
Total comprehensive income (expense)	**–**	**–**	**76**	**25**	**30**	**(18)**	**213**	**326**	**53**	**379**
Shares issued	**842**							**842**		**842**
Share issue expenses	**(20)**							**(20)**		**(20)**
Share-based payment for share awards net of exercised [1]		**13**						**13**		**13**
Dividends paid			**(67)**					**(67)**		**(67)**
Dividends of subsidiaries								**–**	**(64)**	**(64)**
Transfers to other reserves		**3**		**(3)**				**–**		**–**
Translation		**17**	**(15)**	**(1)**		**(6)**		**(5)**	**5**	**–**
Balance at 31 December 2010	**6,627**	**194**	**(2,750)**	**(2)**	**86**	**(62)**	**(104)**	**3,989**	**124**	**4,113**

(1) Other capital reserves comprise a surplus on disposal of company shares, held by companies prior to the formation of AngloGold Ashanti Limited of $21m (2009: $19m), surplus on equity transaction of joint venture of $37m (2009: $37m), equity items for share-based payments and other transfers. The grant date fair values of share awards exercised are transferred from other capital reserves to share premium when the ordinary shares are issued.

(2) Retained earnings totalling $133m (2009: $254m) arising at the joint venture operations and certain subsidiaries may not be remitted without third party consent.

(3) Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges.

(4) Available-for-sale reserve represents fair value gains or losses on available-for-sale financial assets.

Group – Statement of changes in equity

	Equity holders of the parent									
Figures in million	Share capital and premium	Other capital reserves [1]	Retained earnings [2]	Cash flow hedge reserve [3]	Available-for-sale reserve [4]	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
SA Rands										
Balance at 31 December 2008	37,336	799	(22,765)	(1,008)	(18)	(347)	8,959	22,956	790	23,746
(Loss) profit for the year			(2,762)					(2,762)	417	(2,345)
Other comprehensive income (expense)				779	469	60	(2,645)	(1,337)	9	(1,328)
Total comprehensive (expense) income	–	–	(2,762)	779	469	60	(2,645)	(4,099)	426	(3,673)
Shares issued	2,582							2,582		2,582
Share issue expenses	(84)							(84)		(84)
Share-based payment for share awards net of exercised [1]		122						122		122
Dividends paid			(392)					(392)		(392)
Dividends of subsidiaries								–	(83)	(83)
Equity transaction of joint venture [1]		306						306		306
Translation		(33)	180	55	(37)	2		167	(167)	–
Balance at 31 December 2009	39,834	1,194	(25,739)	(174)	414	(285)	6,314	21,558	966	22,524
Profit for the year			637					637	381	1,018
Other comprehensive (expense) income		(1)		183	218	(128)	(1,766)	(1,494)	–	(1,494)
Total comprehensive (expense) income	–	(1)	637	183	218	(128)	(1,766)	(857)	381	(476)
Shares issued	5,988							5,988		5,988
Share issue expenses	(144)							(144)		(144)
Share-based payment for share awards net of exercised [1]		92						92		92
Dividends paid			(492)					(492)		(492)
Dividends of subsidiaries								–	(469)	(469)
Transfers to other reserves		25		(25)				–		–
Translation		(35)	157	1	(64)	4		63	(63)	–
Balance at 31 December 2010	45,678	1,275	(25,437)	(15)	568	(409)	4,548	26,208	815	27,023

[1] Other capital reserves comprise a surplus on disposal of company shares, held by companies prior to the formation of AngloGold Ashanti Limited of R141m (2009: R141m), surplus on equity transaction of joint venture of R240m (2009: R306m), share of equity accounted investments' other comprehensive income of R1m (2009: nil), equity items for share-based payments and other transfers. The grant date fair values of share awards exercised are transferred from other capital reserves to share premium when the ordinary shares are issued.

[2] Retained earnings totalling R874m (2009: R1,889m) arising at the joint venture operations and certain subsidiaries may not be remitted without third party consent.

[3] Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges.

[4] Available-for-sale reserve represents fair value gains or losses on available-for-sale financial assets.

Group – Notes to the financial statements

For the year ended 31 December

1   Accounting policies

Statement of compliance

The consolidated and company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board (IASB) and applicable legislation.

During the current financial year, the following new or revised accounting standards, amendments to standards and new interpretations were adopted or early adopted by AngloGold Ashanti Limited:

Standard or Interpretation	Title	Effective for annual periods beginning on or after
IFRS 2	Amendment – Group cash-settled and share-based payment transactions	1 January 2010
IFRS 3	Business Combinations (revised)	1 July 2009
IFRS's	Annual Improvement Project – May 2009	Mostly 1 January 2010
IAS 27	Amendment – Consolidated and Separate Financial Statements	1 July 2009
IAS 32	Amendment – Classification of Rights Issues	1 February 2010
IAS 39	Amendment – Eligible Hedged Items	1 July 2009
IFRIC 17	Distributions of Non-cash Assets to Owners	1 July 2009
IFRIC 18	Transfers of Assets from Customers	1 July 2009
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	1 July 2010

The adoption of these new or revised standards, amendments to standards and interpretations did not have any effect on the financial position or results of the group.

The following accounting standards, amendments to standards and new interpretations (as at 10 March 2011, the last practicable date), which are not yet mandatory for AngloGold Ashanti Limited, have not been adopted in the current year:

Standard or Interpretation	Title	Effective for annual periods beginning on or after
IFRS 7	Amendment – Derecognition disclosures	1 July 2011
IFRS 9	Financial Instruments	1 January 2013
IFRS 9	Amendment – Accounting for financial liabilities	1 January 2013
IFRS's	Annual Improvement Project – May 2010	Mostly 1 January 2011
IAS 24	Related Party Disclosures	1 January 2011
IFRIC 14	Prepayments of a minimum funding requirement – amendment	1 January 2011
IAS 12	Amendment – Deferred tax: Recovery of Underlying assets	1 January 2012

The group has assessed the significance of these new standards, amendments to standards and new interpretations, and concluded that they will have no material financial impact.

1.1 Basis of preparation

The financial statements are prepared according to the historical cost accounting convention, except for the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards and interpretations mentioned above.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.1 Basis of preparation (continued)

AngloGold Ashanti Limited presents its consolidated financial statements in South African rands and US dollars for the benefit of local and international investors. The functional currency of a significant portion of the group's operations is the South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars.

The group financial statements incorporate the financial statements of the company, its subsidiaries and its equity accounted interests in joint ventures and associates.

The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies, except for Rand Refinery Limited which reports on a three-month time lag. Adjustments are made to the subsidiary financial results for material transactions and events in the intervening period.

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases.

The acquisition of non-controlling interests is reflected as an equity transaction. The entire difference between the cost of the additional interest and the non-controlling interests' share at the date of acquisition is reflected as a transaction between owners.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

1.2 Significant accounting judgements and estimates

Use of estimates: The preparation of the financial statements requires the group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments/reversals (including impairments of goodwill); write-downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities; the fair value of financial instruments and deferred taxation.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

1   Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Use of estimates (continued)

As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

The judgements that management have applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of goodwill and tangible assets

All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from well-defined Ore Reserve over proved and probable reserves.

For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserve.

These factors could include:
* changes in proved and probable Ore Reserve;
* the grade of Ore Reserve may vary significantly from time to time;
* differences between actual commodity prices and commodity price assumptions;
* unforeseen operational issues at mine sites;
* changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
* changes in Ore Reserve could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of goodwill and tangible assets.

The group defers stripping costs incurred during the production stage of its open-pit operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine.

In the production stage of some open-pit operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units-of-production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.

If the group were to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of a mine's operation.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Carrying value of goodwill and tangible assets (continued)

Deferred stripping costs are included in 'Mine development costs', within tangible assets. These form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs, or in the group's share of the results of its equity accounted units, as appropriate.

The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The carrying amount of goodwill in the consolidated financial statements at 31 December 2010 was $177m, R1,164m (2009: $159m, R1,178m). The carrying amount of tangible assets at 31 December 2010 was $6,180m, R40,600m (2009: $5,819m, R43,263m).

Production start date

The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:

- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the mine plant and equipment;
- ability to produce gold in saleable form (within specifications and the de minimis rule); and
- ability to sustain ongoing production of gold.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or Ore Reserve development.

Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

1   Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Income taxes (continued)

The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.

Carrying values of the group at 31 December 2010:
*   deferred tax asset: $20m, R131m (2009: $61m, R451m);
*   deferred tax liability: $900m, R5,910m (2009: $753m, R5,599m); and
*   taxation liability: $107m, R706m (2009: $142m, R1,059m).

Provision for environmental rehabilitation obligations

The group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

The carrying amount of the rehabilitation obligations for the group at 31 December 2010 was $551m, R3,623m (2009: $418m, R3,109m).

Stockpiles, metals in process and ore on leach pad

Costs that are incurred in or benefit the production process are accumulated as stockpiles, metals in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles and underground metals in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.

Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tonnes added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2010 was $860m, R5,651m (2009: $661m, R4,919m).

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Africa, AngloGold Ashanti Limited is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti Limited has unresolved tax disputes in a number of countries, particularly in Continental Africa. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti Limited, it could have an adverse effect upon the carrying value of these assets.

The carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2010 was $188m, R1,235m (2009: $138m, R1,025m).

Pension plans and post-retirement medical aid obligations

The determination of AngloGold Ashanti Limited's obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti Limited believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the defined benefit plans (including the net asset position disclosed under non-current assets) at 31 December 2010 was $188m, R1,238m, (2009: $152m, R1,125m).

Ore Reserve estimates

An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report Ore Reserve in accordance with the SAMREC code.

Because the economic assumptions used to estimate Ore Reserve change from period to period, and because additional geological data is generated during the course of operations, estimates of Ore Reserve may change from period to period. Changes in reported Ore Reserve may affect the group's financial results and financial position in a number of ways, including the following:

- asset carrying values may be affected due to changes in estimated future cash flows;
- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production basis, or where the useful economic lives of assets change;
- overburden removal costs recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production basis of depreciation;
- decommissioning site restoration and environmental provisions may change where changes in estimated Ore Reserve affect expectations about the timing or cost of these activities; and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

1   Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Exploration and evaluation expenditure

The group's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

The carrying value of capitalised exploration assets at 31 December 2010 was $3m, R17m (2009: $1m, R10m).

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Share-based payments

The group issues equity-settled share-based payments to certain employees and third parties outside the group. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the group's estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.

Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The income statement charge for the year was $59m, R434m (2009: $41m, R337m).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

In determining the threshold for disclosure, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes an amount of $5m, R33m has been considered.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.

Group – Notes to the financial statements
For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies

Equity accounted investments

Joint ventures

A joint venture is an entity in which the group holds a long-term interest and which the group and one or more other venturers jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group's interests in jointly controlled entities are accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and jointly controlled entities are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group.

Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Associates

The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the effective date of acquisition to the effective date of disposal. If necessary, impairment losses on the equity value are reported under share of profit and loss from investments accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group.

As the group only has significant influence, it is unable to obtain reliable information at year-end on a timely basis. The results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements, all within three months of the year-end of the group. Adjustments are made to the associates' financial results for material transactions and events in the intervening period.

Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Joint ventures and associates

Any losses of equity accounted investments are brought to account in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.

The carrying value of equity accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity accounted investments is reviewed when indicators arise and if any impairment in value has occurred; it is recognised in the period in which the impairment arose.

Foreign currency translation

Functional currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').

1   Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Foreign currency translation (continued)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for hedging derivative balances that are within the scope of IAS 39. Translation differences on these balances are reported as part of their fair value gain or loss.

Translation differences on non–monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income within equity.

Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- share capital and premium are translated at historical rates of exchange at the reporting date;
- retained earnings are converted at historical average exchange rates;
- assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
- income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction);
- all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation); and
- other reserves, other than those translated above, are converted at the closing rate at each reporting date. These resulting exchange differences are recognised in retained earnings.

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation. For the company, the exchange differences on such monetary items are reported in the company income statement.

When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Segment reporting

An operating segment is a business activity, whose results are regularly reviewed by the chief operating decision maker in order to make decisions about resources to be allocated to it and assess its performance and for which discrete financial information is available. The chief operating decision maker has been determined to be the Executive Committee.

Tangible assets

Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Tangible assets (continued)

If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

For those assets not amortised on the units-of-production method, amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life as follows:
- buildings up to life of mine;
- plant and machinery up to life of mine;
- equipment and motor vehicles up to five years;
- computer equipment up to three years; and
- leased assets over the shorter of the period of the lease and the useful life.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount. These are included in the income statement.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. Proved and probable Ore Reserve reflects estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These costs are amortised from the date on which commercial production begins.

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Tangible assets (continued)

Mine development costs (continued)

The cost of the excess stripping is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.

The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve. Other tangible assets comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps

Mineral rights are amortised using the units-of-production method based on estimated proved and probable Ore Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets

All exploration costs are expensed until the directors conclude that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, the directors use several different sources of information depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

- Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
- Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within development costs.

Intangible assets

Acquisition and goodwill arising thereon

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to equity accounted joint ventures and associates is included within the carrying value of the investment and tested for impairment when indicators exist.

Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Intangible assets (continued)

Royalty rate concession

Royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised on a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is tested for impairment when there is an indicator of impairment.

Impairment of assets

Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value, less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management's estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible and intangible assets.

Leased assets

Assets subject to finance leases are capitalised at the lower of fair value or present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Exploration and research expenditure

Pre-licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, Mineral Resource and exploratory drilling costs.

1   Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Inventories

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:

- metals in process is valued at the average total production cost at the relevant stage of production;
- gold doré/bullion is valued on an average total production cost method;
- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
- by-products, which include uranium oxide and sulphuric acid, are valued on an average total production cost method. By-products are classified as a non-current asset where the by-products on hand exceed current processing capacity;
- mine operating supplies are valued at average cost; and
- heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period longer than 12 months is classified as a non-current asset.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.

Provisions

Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

AngloGold Ashanti Limited does not recognise a contingent liability on its statement of financial position except in a business combination where the contingent liability represents a present obligation. A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.

Borrowed commodities

When commodities are borrowed to meet contractual commitments, the fair value at inception is charged to the income statement as cost of sales, and it is reflected as a liability on the statement of financial position. The liability is subsequently measured at fair value with changes in fair value recorded through the income statement until settlement occurs.

Employee benefits

Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Employee benefits (continued)

Pension obligations (continued)

A defined contribution plan is a pension scheme under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current and prior periods. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future contribution payments is available.

The asset/liability recognised in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The value of any defined benefit asset recognised is restricted to the sum of any past service cost and actuarial gains and losses not yet recognised and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in other comprehensive income.

Other post-employment benefit obligations

Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group's shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based payments

The group's management awards certain employees bonuses in the form of equity-settled share-based payments on a discretionary basis.

The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees this is at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

1　Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Employee benefits (continued)

Share-based payments (continued)

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group's estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves.

Environmental expenditure

The group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. For group purposes the trusts are consolidated.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly a provision is recognised and a decommissioning asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Restoration costs

The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are charged to the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Revenue recognition

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the group and revenue can be reliably measured. The following criteria must also be present:

- the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
- dividends and royalties are recognised when the right to receive payment is established;
- interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
- where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

Taxation

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or a business combination that is an acquisition.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.

Special items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.97, are classified as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classified as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as non-operating special items and are presented below operating profit (loss) on the income statement.

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Dividend distribution

Dividend distribution to the group's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti Limited.

Financial instruments

Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit or loss. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in profit or loss.

Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.

Derivatives and hedge accounting

The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold production. In addition, the group enters into derivatives to manage interest rate and currency risk.

The method of recognising fair value gains and losses depends on whether derivatives are classified as held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. The group designates derivatives as either, hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges), or hedges of the fair value of recognised asset or liability or a firm commitment (fair value hedges).

For cash flow hedges, the effective portions of fair value gains or losses are recognised in other comprehensive income until the hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting or when the hedge transactions affect earnings. Any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is recognised in the income statement. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or liability, the associated cumulative gains and losses that were recognised directly in other comprehensive income are reclassified into earnings in the same periods during which the asset acquired or the liability assumed affects earnings for the period.

When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Financial instruments (continued)

Derivatives and hedge accounting (continued)

All other derivatives are classified as held for trading and are subsequently measured at their estimated fair value, with the changes in estimated fair value in the statement of financial position as either a derivative asset or derivative liability, including translation differences, at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in gross profit in the income statement.

Commodity based (normal purchase or normal sale) derivative contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.

Hedge accounting is applied to derivatives designated as hedging instruments in a cash flow hedge provided certain criteria in IAS 39 are met. At the inception of a hedging relationship, the relationship between the hedging instruments and the hedged items, its risk management objective and its strategy for undertaking the hedge, is documented. A documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging instruments, primarily derivatives, that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the cash flows of the hedged items, is also prepared.

Hedge ineffectiveness is recognised in the income statement in "Loss on non-hedge derivatives and other commodity contracts".

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Unearned premiums

Call option premiums received are recorded as trade and other payables until the option matures at which time the premiums are recorded in revenue. This only applies to normal sale exempt designated deliverable call options.

Other investments

Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments' fair values are calculated by reference to the quoted selling price at the close of business on the reporting date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in other comprehensive income in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.

Investments which management has the intention and ability to hold to maturity are classified as held-to-maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-to-maturity financial assets are impaired, the carrying amount of the assets are reduced and the loss recognised in the income statement.

Investments in subsidiaries, joint ventures, associates and the rehabilitation trusts are carried at cost less any accumulated impairments in the company's separate financial statements.

Other non-current assets

- Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
- Post-retirement assets are measured according to the employee benefits policy.

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Financial instruments (continued)

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairments relate to specific accounts whereby the carrying amount is directly reduced. The impairment is recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.

Cash restricted for use

Cash which is subject to legal or contractual restrictions on use is classified separately as cash restricted for use.

Financial liabilities

Financial liabilities, other than derivatives and liabilities classified as at fair value through profit or loss, are subsequently measured at amortised cost, using the effective interest rate method.

Financial liabilities designated on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise. Fair value of a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued.

Financial guarantee contracts are accounted for as financial instruments and measured initially at estimated fair value. They are subsequently measured at the higher of the amount determined in accordance with IAS 37 "Provisions, contingent liabilities and contingent assets", and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18 "Revenue".

Convertible bonds

Convertible bonds (except equity components) are accounted for entirely as liabilities. Option components are treated as derivative liabilities and carried at fair value, with changes in fair value recorded in the income statement as a separate instrument where the host bond is carried at amortised cost and included within the carrying value where the host contract is carried at fair value. The bond component is carried at amortised cost using the effective interest rate. Where the fair value option is elected, the bonds are carried at fair value with changes in fair value recorded in the income statement.

Treasury shares

Own equity instruments which are reacquired or held by subsidiary companies (treasury shares) are deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the group's own equity instruments.

Accounting for BEE transactions

Where equity instruments are issued to a BEE party at less than fair value, these are accounted for as share-based payments.

Any difference between the fair value of the equity instrument issued and the consideration received is accounted for as an expense in the income statement.

A restriction on the BEE party to transfer the equity instrument subsequent to its vesting is not treated as a vesting condition, but is factored into the fair value determination of the instrument.

Group – Notes to the financial statements

For the year ended 31 December

2   Segmental information

AngloGold Ashanti Limited's operating segments are being reported based on the financial information provided to the chief executive officer and the executive management team, collectively identified as the chief operating decision maker (CODM). As a result of changes in management structure and reporting from 1 January 2010, the CODM has changed its reportable segments. Individual members of the executive management team are responsible for geographic regions of the business. Comparative information has been presented on a consistent basis. Navachab which was previously included in Southern Africa now forms part of Continental Africa and North and South America has been combined into Americas. Southern Africa has been renamed to South Africa. The Johannesburg corporate office was previously included in Southern Africa and now forms part of "Other". Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this.

Group analysis by origin is as follows:

Figures in million	Net operating assets		Total assets		Capital expenditure	
US Dollars	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**
South Africa [1]	**2,122**	1,839	**2,469**	2,295	**424**	385
Continental Africa [2] [3]	**3,345**	3,234	**3,966**	3,954	**234**	198
Australasia [4]	**281**	342	**555**	604	**40**	177
Americas [4]	**1,653**	1,474	**2,109**	1,970	**311**	258
Other, including non-gold producing subsidiaries [1]	**63**	60	**515**	1,041	**6**	9
	7,464	6,949	**9,614**	9,864	**1,015**	1,027
Equity accounted investments included above	**(581)**	(567)	**(82)**	(77)	**(42)**	(8)
	6,883	6,382	**9,532**	9,787	**973**	1,019
SA Rands						
South Africa [1]	**13,942**	13,670	**16,226**	17,061	**3,096**	3,228
Continental Africa [2] [3]	**21,978**	24,045	**26,060**	29,401	**1,708**	1,654
Australasia [4]	**1,848**	2,542	**3,644**	4,494	**290**	1,599
Americas [4]	**10,860**	10,958	**13,855**	14,642	**2,270**	2,157
Other, including non-gold producing subsidiaries [1]	**411**	449	**3,384**	7,739	**49**	88
	49,039	51,664	**63,169**	73,337	**7,413**	8,726
Equity accounted investments included above	**(3,818)**	(4,214)	**(540)**	(567)	**(305)**	(70)
	45,221	47,450	**62,629**	72,770	**7,108**	8,656

Material non-current assets by foreign countries have not been disclosed as it is impracticable.

[1]   Assets held for sale in respect of Tau Lekoa nil (2009: $71m, R529m) are included in the South Africa segment. Assets held for sale in respect of ISS International Limited of $15m, R100m (2009: nil), properties held for sale by Rand Refinery of $1m, R10m (2009: $1m, R10m) and exploration interests held for sale in Amikan Holding Limited of nil (2009: $15m, R111m) are included in the "Other" segment (note 24).

[2]   Includes equity accounted joint ventures.

[3]   Includes the acquisition during 2009 of an effective 45% interest in the Kibali gold project in the Democratic Republic of the Congo (equity accounted investment).

[4]   Includes allocated goodwill of $154m, R1,018m (2009: $136m, R1,013m) for Australasia and $23m, R146m (2009: $23m, R165m) for Americas (note 16).

2   Segmental information (continued)

	Gold production			
	(000oz)		(kg)	
	2010	**2009**	**2010**	**2009**
South Africa	**1,785**	1,797	**55,528**	55,908
Continental Africa	**1,492**	1,585	**46,390**	49,292
Australasia	**396**	401	**12,313**	12,477
Americas	**842**	816	**26,187**	25,372
	4,515	4,599	**140,418**	143,049

Figures in million	Gold income			
	2010	**2009**	**2010**	**2009**
	US Dollars		**SA Rands**	
Geographical analysis of gold income by origin is as follows:				
South Africa	**2,207**	1,665	**16,056**	13,625
Continental Africa	**1,868**	1,435	**13,604**	11,723
Australasia	**466**	221	**3,391**	1,819
Americas	**1,124**	805	**8,202**	6,552
	5,665	4,126	**41,253**	33,719
Equity accounted investments included above	**(331)**	(358)	**(2,420)**	(2,974)
(note 3)	**5,334**	3,768	**38,833**	30,745
Foreign countries included in the above and considered material are:				
Ghana	**566**	503	**4,119**	4,110
Brazil	**599**	437	**4,361**	3,560
Geographical analysis of gold income by destination is as follows:				
South Africa	**2,820**	1,815	**20,534**	14,832
North America	**609**	719	**4,438**	5,878
Australia	**273**	84	**1,988**	690
Asia	**647**	373	**4,708**	3,047
Europe	**511**	447	**3,721**	3,652
United Kingdom	**805**	688	**5,864**	5,620
	5,665	4,126	**41,253**	33,719
Equity accounted investments included above	**(331)**	(358)	**(2,420)**	(2,974)
(note 3)	**5,334**	3,768	**38,833**	30,745

Figures in million	Gross profit (loss)			
	2010	**2009**	**2010**	**2009**
	US Dollars		**SA Rands**	
South Africa	**429**	(255)	**3,180**	(1,778)
Continental Africa	**604**	(116)	**4,219**	(976)
Australasia	**(206)**	(168)	**(1,452)**	(1,325)
Americas	**357**	89	**2,664**	735
Other	**23**	28	**171**	244
	1,207	(422)	**8,782**	(3,100)
Equity accounted investments included above	**(125)**	(156)	**(918)**	(1,309)
	1,082	(578)	**7,864**	(4,409)

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		3 Revenue		
		Revenue consists of the following principal categories:		
30,745	**38,833**	Gold income (note 2)	**5,334**	3,768
772	**935**	By-products (note 4)	**129**	94
–	**56**	Royalties received (note 6)	**8**	–
		Interest received (note 32)		
112	**86**	– loans and receivables [1]	**12**	14
50	**41**	– available-for-sale and held-to-maturity investments	**6**	6
282	**184**	– cash and cash equivalents	**25**	34
31,961	**40,135**		**5,514**	3,916
		[1] Interest received from loans and receivables comprises:		
–	**2**	– related parties	**–**	–
112	**84**	– other loans	**12**	14
112	**86**		**12**	14
		4 Cost of sales		
18,844	**20,084**	Cash operating costs [1]	**2,756**	2,277
–	**(123)**	Insurance reimbursement	**(16)**	–
(772)	**(935)**	By-products revenue (note 3)	**(129)**	(94)
18,072	**19,026**		**2,611**	2,183
699	**1,030**	Royalties	**142**	84
134	**182**	Other cash costs	**25**	16
18,905	**20,238**	Total cash costs	**2,778**	2,283
110	**166**	Retrenchment costs (note 10)	**23**	14
182	**756**	Rehabilitation and other non-cash costs	**109**	22
19,197	**21,160**	Production costs	**2,910**	2,319
4,615	**5,022**	Amortisation of tangible assets (notes 9, 15 and 32)	**690**	555
18	**18**	Amortisation of intangible assets (notes 16 and 32)	**2**	2
23,830	**26,200**	Total production costs	**3,602**	2,876
(610)	**(367)**	Inventory change	**(52)**	(63)
23,220	**25,833**		**3,550**	2,813
		[1] Cash operating costs comprises:		
6,747	**6,882**	– salaries and wages	**944**	815
5,316	**4,688**	– stores and other consumables	**642**	638
3,019	**3,459**	– fuel, power and water	**475**	363
2,971	**3,128**	– contractors	**429**	358
791	**1,927**	– services and other charges	**266**	103
18,844	**20,084**		**2,756**	2,277

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		5 Other operating expenses		
44	**28**	Pension and medical defined benefit provisions	**3**	5
31	**121**	Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	**17**	3
5	**–**	Miscellaneous	**–**	–
80	**149**		**20**	8
		6 Special items		
(5,115)	**634**	Net impairments (reversals) of tangible assets (notes 13, 15 and 24)	**91**	(683)
–	**396**	Mandatory convertible bonds issue discount, underwriting and professional fees	**56**	–
(420)	**191**	Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 13) [(1)]	**25**	(49)
219	**125**	Indirect tax expenses and legal claims [(2)]	**17**	29
66	**67**	Impairment of other receivables	**9**	7
–	**16**	Impairment of investment (notes 13 and 18) [(3)]	**2**	–
–	**8**	Contractor termination costs at Geita Gold Mining Limited	**1**	–
–	**(314)**	Profit on disposal of investments (note 13) [(4)]	**(43)**	–
(54)	**(134)**	Insurance claim recovery	**(19)**	(7)
–	**(56)**	Royalties received (note 3)	**(8)**	–
95	**(39)**	(Recovery) loss on consignment inventory	**(5)**	12
(5,209)	**894**		**126**	(691)

(1) The net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties includes amongst others the following:

- on 1 August 2010, the sale of Tau Lekoa mine to Simmers & Jack Mines Limited was finalised, resulting in a loss on disposal of $7m, R41m;
- on 26 June 2009, AngloGold Ashanti Limited concluded the sale of its indirect 33.3% joint venture interest in the Boddington Gold Mine in Western Australia to Newmont Mining Corporation, resulting in a profit on disposal of $62m, R523m; and
- loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties amounted to $18m, R150m (2009: $13m, R102m).

(2) Indirect tax expenses and legal claims include the following:

- provision for non-recovery of VAT and fuel duties in Tanzania and Guinea amounting to $13m, R95m (2009: $25m, R183m); and
- net provision for non-recovery of other indirect tax and legal claims of $4m, R30m (2009: $4m, R36m).

(3) Impairment of Corvus Gold Inc. shares of $2m, R16m (2009: nil).

(4) The profit on disposal of investments includes the following:

- on 9 November 2010, AngloGold Ashanti Limited disposed of its entire holding of 31,556,650 shares in Vancouver-based gold producer B2Gold Corp., resulting in a realised profit on disposal of $36m, R250m (2009: nil); and
- profit on disposal of minor investments amounted to $7m, R64m (2009: nil).

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
		7 Finance costs and unwinding of obligations		
		Finance costs		
–	**275**	Finance costs on rated bonds [1]	**38**	–
173	**163**	Finance costs on convertible bonds [1]	**22**	22
471	**135**	Finance costs on bank loans and overdrafts [1]	**19**	55
–	**72**	Finance costs on mandatory convertible bonds [1]	**10**	–
260	**146**	Amortisation of fees	**20**	31
28	**34**	Finance lease charges	**5**	3
38	**9**	Other finance costs	**1**	5
970	**834**		**115**	116
(135)	**–**	Amounts capitalised (note 15)	**–**	(15)
835	**834**	Total finance costs	**115**	101
		Unwinding of obligations, accretion of convertible bonds and other discounts		
59	**62**	Unwinding of decommissioning obligation (note 27)	**9**	7
60	**65**	Unwinding of restoration obligation (note 27)	**9**	7
1	**–**	Unwinding of other provisions (note 27)	**–**	–
44	**45**	Discounting of other long-term receivables	**6**	6
147	**197**	Accretion of convertible bonds discount	**27**	18
311	**369**	Total unwinding of obligations, accretion of convertible bonds and other discounts	**51**	38
1,146	**1,203**	Total finance costs, unwinding of obligations, accretion of convertible bonds and other discounts (note 32)	**166**	139

The disclosure in this note has been enhanced and comparatives restated in line with requirements of the credit rating agencies and other users of these financial statements.

[1] Finance costs have been determined using the effective interest rate method.

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
		8 Share of equity accounted investments' profit		
3,095	**2,507**	Revenue	**343**	372
(1,887)	**(1,637)**	Operating expenses	**(225)**	(229)
1,208	**870**	Gross profit	**118**	143
(12)	**7**	Special items (note 13) [(1)]	**1**	(1)
–	**8**	Interest received	**1**	–
(7)	**(9)**	Finance costs	**(1)**	(1)
1,189	**876**	Profit before taxation	**119**	141
(403)	**(378)**	Taxation	**(51)**	(47)
786	**498**	Profit after taxation	**68**	94
(76)	**(157)**	Impairment (note 13) [(2)]	**(24)**	(10)
75	**126**	Reversal of impairment (note 13) [(3)]	**19**	10
785	**467**	(note 32)	**63**	94

[(1)] During 2010, special items included the write down of loans of $1m, R7m. During 2009, special items included a profit on disposal of assets of $0.2m, R2m and impairments of assets of $0.2m, R1m.

[(2)] In 2010, the Margaret Water Company and the AGA-Polymetal Strategic Alliance investments were impaired. In 2009, Amikan Holding Limited, AS APK Limited and Margaret Water Company investments were impaired. Impairments of $24m, R157m (2009: $10m, R76m) were recorded.

[(3)] The Trans-Siberian Gold plc impairment of $19m, R126m (2009: $10m, R75m) was reversed due to the increase in the listed share price.

2009	2010		2010	2009
		9 Profit (loss) before taxation		
		Profit (loss) before taxation is arrived at after taking account of:		
		Auditors' remuneration		
61	**61**	– audit fees	**8**	7
(3)	**(1)**	– over provision prior year	**–**	–
8	**11**	– other assurance services	**2**	1
66	**71**		**10**	8
		Amortisation of tangible assets		
4,589	**4,977**	– owned assets	**684**	552
26	**45**	– leased assets	**6**	3
4,615	**5,022**	(notes 4, 15 and 32)	**690**	555
91	**117**	Community investment	**16**	11
280	**170**	Operating lease charges	**23**	33

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
		10 Employee benefits		
		Employee benefits including executive directors' salaries		
7,871	**8,201**	and other benefits	**1,123**	937
		Health care and medical scheme costs		
492	**580**	– current medical expenses	**79**	59
79	**103**	– defined benefit post-retirement medical expenses	**14**	10
		Pension and provident plan costs		
447	**471**	– defined contribution	**64**	53
25	**20**	– defined benefit pension plan	**3**	3
110	**166**	Retrenchment costs (note 4)	**23**	14
337	**434**	Share-based payment expense (note 11)	**59**	41
		Included in cost of sales, other operating expenses, special items and corporate administration, marketing		
9,361	**9,975**	and other expenses	**1,365**	1,117
		Actuarial defined benefit plan expense analysis		
		Defined benefit post-retirement medical		
4	**6**	– current service cost	**1**	1
77	**100**	– interest cost	**13**	9
(2)	**(3)**	– expected return on plan assets	**–**	–
79	**103**		**14**	10
		Defined benefit pension plan		
51	**50**	– current service cost	**7**	6
141	**182**	– interest cost	**25**	17
(167)	**(212)**	– expected return on plan assets	**(29)**	(20)
25	**20**		**3**	3
		Actual return on plan assets		
265	**298**	– defined benefit pension and medical plans	**42**	32
		Refer to the Remuneration report for details of directors' emoluments.		

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	

11 Share-based payments

Share incentive schemes

No new share incentive schemes were approved by the shareholders of AngloGold Ashanti Limited during the current financial year. New awards were made under the existing BSP and LTIP plans. ESOP awards that were surrendered by participants during the year were allocated to employees who did not receive their full allocation in 2008. On 28 April 2009, a cash-settled share incentive scheme was implemented in Ghana (Ghana ESOP). The total cost relating to share incentive schemes was $59m, R434m (2009: $41m, R337m) and is made up as follows:

2009	2010		2010	2009
49	48	Employee Share Ownership Plan (ESOP) – Free shares	6	6
48	42	Employee Share Ownership Plan (ESOP) – E ordinary shares to employees	6	6
16	11	Ghana Employee Ownership Plan (Ghana ESOP) – Share appreciation rights	2	2
174	221	Bonus Share Plan (BSP)	30	21
53	116	Long-Term Incentive Plan (LTIP)	16	6
340	438	Total employee compensation cost	60	41
(3)	(4)	Employee compensation cost related to equity accounted joint ventures	(1)	–
337	434	Total employee compensation cost excluding equity accounted joint ventures (note 10)	59	41
		Included in:		
236	276	– cost of sales	37	29
101	158	– corporate administration, marketing and other expenses	22	12
337	434		59	41

Group – Notes to the financial statements

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes

Employee Share Ownership Plan (ESOP)

On 12 December 2006, AngloGold Ashanti Limited announced the finalisation of the Bokamoso Employee Share Ownership Plan (Bokamoso ESOP) with the National Union of Mineworkers, Solidarity and United Association of South Africa. The Bokamoso ESOP creates an opportunity for AngloGold Ashanti Limited and the unions to ensure a closer alignment of the interest between South African-based employees and the company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other South African Share Incentive Plan.

The company also undertook an empowerment transaction with a black economic empowerment investment vehicle, Izingwe in 2006.

In order to facilitate this transaction the company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti Limited allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary shares are:

- AngloGold Ashanti Limited will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formulae, respectively;
- the E ordinary shares will not be listed;
- the E ordinary shares which are not cancelled will be converted into ordinary shares; and
- the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the company from time to time and a further one-half is included in the strike price calculation.

The award of free ordinary shares to employees

The fair value of each free share awarded on 1 November each year was as follows:

Award date	2006	2007	2008
Calculated fair value	R320.00	R305.99	R188.48

The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests from 2009 and each subsequent year up to the expiry date of 1 November 2013.

Accordingly, for the awards issued, the following information is available:

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2009			**2010**	
855,649	–	Awards outstanding at beginning of year	665,862	–
24,741	–	Awards reallocated during the year	21,004	–
(24,741)	–	Awards lapsed during the year	(21,004)	–
(189,787)	–	Awards exercised during the year	(230,921)	–
665,862	–	Awards outstanding at end of year	434,941	–
–	–	Awards exercisable at end of year	–	–

11   Share-based payments (continued)

Equity-settled share incentive schemes (continued)
The award of free ordinary shares to employees (continued)
Up to 31 December 2010, the rights to a total of 21,004 (2009: 24,741) shares were surrendered by the participants. A total of 104,741 (2009: 56,443) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $6m, R48m (2009: $6m, R49m).

The award of E ordinary shares to employees
The average fair value per share of the E ordinary shares awarded to employees on 1 November each year was as follows:

Award date	2006	2007	2008
Calculated fair value	R105.00	R79.00	R13.40

Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter they will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the original 2006 award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula.

Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of employees. All unexercised awards will be cancelled on 1 May 2014.

Accordingly, for the E ordinary shares issued, the following information is available:

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2009			**2010**	
2,566,941	327.15	Awards outstanding at beginning of year	2,394,998	346.82
75,449	341.69	Awards reallocated during the year	69,146	361.16
(75,449)	334.81	Awards lapsed during the year	(69,146)	354.07
(138,059)	336.55	Awards cancelled during the year	(708,872)	354.35
(33,884)	333.39	Awards converted during the year	–	–
2,394,998	346.82	Awards outstanding at end of year	1,686,126	366.30

The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment. This value will change on a monthly basis, to take account of employees leaving the company and those shares being reissued to new employees. The income statement charge for the year was $6m, R42m (2009: $6m, R48m).

Up to 31 December 2010, the rights to a total of 69,146 (2009: 75,449) shares were surrendered by participants. No E ordinary shares were converted into ordinary shares during the year. In 2009, a total of 33,884 E ordinary shares were converted into 1,181 ordinary shares and allotted to deceased, retired or retrenched employees. A total of 708,872 (2009: 138,059) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.

Group – Notes to the financial statements

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)
The award of E ordinary shares to Izingwe

The average fair value of the E ordinary shares granted to Izingwe on 13 December 2006 was R90.00 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the award, Izingwe has a six month period to instruct the company to cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of Izingwe. If no instruction is received at the end of the six month period, the cancellation formula will be applied automatically.

Accordingly, for the awards issued, the following information is available:

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2009			**2010**	
1,400,000	327.15	E ordinary shares outstanding at beginning of year	**1,400,000**	**346.82**
–	–	E ordinary shares granted during the year	**–**	**–**
–	–	E ordinary shares cancelled during the year	**(280,000)**	**353.04**
–	–	E ordinary shares converted during the year	**–**	**–**
1,400,000	346.82	E ordinary shares outstanding at end of year	**1,120,000**	**366.30**

The weighted average exercise price is calculated as the initial grant price of R288.00 per share plus an interest factor less dividend apportionment. There was no income statement charge for the year as the full amount was expensed in 2006 (2006: $19m, R131m). A total of 280,000 (2009: nil) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.

The fair value of each share granted for the ESOP and Izingwe schemes was estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. Expected volatility is based on the historical volatility of AngloGold Ashanti Limited's shares. These estimates involve inherent uncertainties and the application of management judgment. In addition, the company is required to estimate the expected forfeiture rate and only recognise expenses for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.

The Black-Scholes option-pricing model used the following assumptions, at grant date:

	2006	2007	2008
Risk-free interest rate	7.00%	7.00%	7.00%
Dividend yield	2.30%	2.06%	1.39%
Volatility factor of market share price	36.00%	33.00%	35.00%

11   Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Bonus Share Plan (BSP)

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board of directors (the board) excludes such a company. An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years' service for awards granted prior to 2008. For all BSP awards granted from 2008, 40% will vest after one year and the remaining 60% will vest after two years. An additional 20% of the original award will be granted to employees if the full award remains unexercised after three years.

The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited's shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited's Remuneration Committee has at its discretion, the right to pay dividends, or dividend equivalents, to the participants of the BSP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. The fair value is equal to the award value determined by the board.

Accordingly, for the awards issued, the following information is available:

Award date (unvested awards and awards vested during the year)				
	2007	2008	2009	2010
Calculated fair value	R322.00	R267.05	R293.99	**R280.90**
Vesting date (100%)	1 Jan 2010	–	–	**–**
Vesting date (40%)	–	1 Jan 2009	18 Feb 2010	**24 Feb 2011**
Vesting date (60%)	–	1 Jan 2010	18 Feb 2011	**24 Feb 2012**
Vesting date (conditional 20%)	–	1 Jan 2011	18 Feb 2012	**24 Feb 2013**
Expiry date	31 Dec 2016	31 Dec 2017	17 Feb 2019	**23 Feb 2020**

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2009			**2010**	
945,027	–	Awards outstanding at beginning of year	**1,295,708**	**–**
666,541	–	Awards granted during the year	**811,638**	**–**
(68,988)	–	Awards lapsed during the year	**(86,526)**	**–**
(246,872)	–	Awards exercised during the year	**(468,327)**	**–**
1,295,708	–	Awards outstanding at end of year	**1,552,493**	**–**
242,610	–	Awards exercisable at end of year	**450,999**	**–**

Up to 31 December 2010, the rights to a total of 86,526 (2009: 68,988) shares were surrendered by the participants. A total of 43,394 (2009: 57,420) shares were allotted to deceased, retired or retrenched employees.

The income statement charge for the year was $30m, R221m (2009: $21m, R174m).

Group – Notes to the financial statements

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Long-Term Incentive Plan (LTIP)

The LTIP is an equity-settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers/management and selected members of senior management of participating companies. Participating companies include AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board excludes such a company.

An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold Ashanti Limited determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited's shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited's Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents to the participants of the LTIP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. The fair value is equal to the award value as determined by the board.

The main performance conditions in terms of the LTIP issued in 2007 and 2006 are:
- up to 40% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
- up to 30% of an award will be determined by adjusted earnings per share compared to planned adjusted earnings per share over the performance period;
- up to 30% of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
- three-years' service is required.

The main performance conditions in terms of the LTIP issued in 2010, 2009 and 2008 are:
- up to 30% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
- up to 30% of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
- up to 40% of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
- three-years' service is required.

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)				
	2007	**2008**	**2009**	**2010**
Calculated fair value	R322.00	R267.05	R293.99	**R280.90**
Vesting date	1 Jan 2010	1 Jan 2011	18 Feb 2012	**24 Feb 2013**
Expiry date	31 Dec 2016	31 Dec 2017	17 Feb 2019	**23 Feb 2020**

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)
Long-Term Incentive Plan (LTIP) (continued)

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2009			**2010**	
990,445	–	Awards outstanding at beginning of year	1,263,749	–
534,574	–	Awards granted during the year	632,142	–
(190,085)	–	Awards lapsed during the year	(211,279)	–
(71,185)	–	Awards exercised during the year	(84,922)	–
1,263,749	–	Awards outstanding at end of year	1,599,690	–
72,257	–	Awards exercisable at end of year	85,457	–

The income statement charge for the year was $16m, R116m (2009: $6m, R53m).

Performance-related share-based remuneration scheme – 1 May 2003
The options, if vested, may be exercised at the end of a three-year period commencing 1 May 2003. The share options were granted at an exercise price of R221.90. The performance condition applicable to these options was that the US dollar EPS must increase by at least 6% in real terms, after inflation, over the next three years, in order to vest. As none of the performance criteria were met, in the initial three years, the grantor decided to roll the scheme forward on a 'roll over reset' basis, in February 2006, to be reviewed annually. The performance criteria of these options was achieved during 2006. The remaining weighted average contractual life of the options granted is 2.33 years. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2009			**2010**	
383,791	216.48	Options outstanding at beginning of year	178,471	216.87
(6,232)	216.38	Options lapsed during the year	–	–
(199,088)	216.12	Options exercised during the year	(65,511)	215.81
–	–	Options expired during the year	–	–
178,471	216.87	Options outstanding at end of year	112,960	217.49
178,471	216.87	Options exercisable at end of year	112,960	217.49

There was no income statement charge for the year, as the total compensation cost was expensed up to the date of vesting in 2006 (2006: $10m, R69m).

Group – Notes to the financial statements

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Performance-related share-based remuneration scheme – 1 November 2004

The options, if vested, may be exercised at the end of a three-year period commencing 1 November 2004. The share options were granted at an exercise price of R228.00. The performance condition applicable to these options was that US dollar EPS must increase from the 2004 year by at least 6% in real terms, i.e. after inflation, over the following three years in order to vest. The performance criteria was met during 2006. The remaining weighted average contractual life of options granted is 3.83 years. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance criteria have been fulfilled.

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2009			**2010**	
548,706	221.33	Options outstanding at beginning of year	242,807	221.25
(7,780)	222.41	Options lapsed during the year	–	–
(298,119)	221.36	Options exercised during the year	(92,037)	220.82
–	–	Options expired during the year	–	–
242,807	221.25	Options outstanding at end of year	150,770	221.51
242,807	221.25	Options exercisable at end of year	150,770	221.51

There was no income statement charge for the year as the total compensation cost was expensed up to the date of vesting in 2007 (2007: $3m, R23m).

There are currently two equity-settled share incentive schemes that fall outside the transitional provisions of IFRS 2, as the options were granted prior to 7 November 2002. The details of these schemes are as follows:

Performance-related share-based remuneration scheme – 1 May 2002

The share options were granted at an exercise price of R299.50 per share. The performance condition applicable to these options was that US dollar EPS must increase by 7.5% for each of the three succeeding years. On 24 December 2002, AngloGold Ashanti Limited underwent a share split on a 2:1 basis therefore the EPS target was reduced accordingly. As none of the performance criteria was met, in the initial three years, the grantor decided to roll the scheme forward on a 'roll over reset' basis, to be reviewed annually. The performance criteria of these options were achieved during 2006. The remaining weighted average contractual life of options granted is 1.33 years. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2009			**2010**	
457,336	279.64	Options outstanding at beginning of year	218,697	283.45
(10,226)	281.69	Options lapsed during the year	(4,492)	287.94
(228,413)	275.90	Options exercised during the year	(86,003)	279.13
–	–	Options expired during the year	–	–
218,697	283.45	Options outstanding at end of year	128,202	286.18
218,697	283.45	Options exercisable at end of year	128,202	286.18

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Time-related share-based remuneration scheme – granted up to 30 April 2002

Except where the directors at their sole and absolute discretion decide otherwise, a grantee may not exercise his options until after the lapse of a period calculated from the date on which the option was granted. The remaining weighted average contractual life of options granted is 0.80 years. The period in which and the extent to which the options vest and may be exercised are as follows:

- after two years – up to 20% of options granted;
- after three years – up to 40% of options granted;
- after four years – up to 60% of options granted; and
- after five years – up to 100% of options granted.

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2009			**2010**	
116,491	139.82	Options outstanding at beginning of year	28,252	146.28
–	–	Options lapsed during the year	–	–
(88,239)	137.75	Options exercised during the year	(27,611)	145.17
–	–	Options expired during the year	–	–
28,252	146.28	Options outstanding at end of year	641	194.00
28,252	146.28	Options exercisable at end of year	641	194.00

No grants were made with respect to the time related scheme options and performance related options since 2005. The value of each option granted during 2002, 2003 and 2004 is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of AngloGold Ashanti Limited's shares. These estimates involve inherent uncertainties and the application of management's judgment. In addition, the company is required to estimate the expected forfeiture rate and only recognise an expense for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.

The Black-Scholes option-pricing model used the following assumptions, at grant date:

	2002	2003	2004
Risk-free interest rate	11.00%	11.00%	8.18%
Dividend yield	4.27%	4.27%	2.27%
Volatility factor of market share price	0.390	0.390	0.300
Weighted average expected life	7 years	7 years	7 years
Calculated fair value	R100.20	R77.76	R94.65

Cash-settled share incentive scheme

Ghana Employee Share Ownership Plan (Ghana ESOP)

A memorandum of understanding was signed with the Ghanaian employees on 28 April 2009 to usher in the Ghana ESOP under defined rules.

In terms of the rules of the scheme, every eligible employee is entitled to 20 AngloGold Ashanti Limited share appreciation rights (phantom shares), which will be paid out in four equal tranches, commencing in May 2009 and ending in May 2012.

The value of the rights are equal to the value of AngloGold Ashanti Limited American Depositary Receipts (ADRs) as listed on the New York Stock Exchange, converted into Ghanaian Cedis at the prevailing US dollar exchange rate.

Group – Notes to the financial statements

For the year ended 31 December

11 Share-based payments (continued)

Cash-settled share incentive scheme (continued)

Ghana Employee Share Ownership Plan (Ghana ESOP) (continued)

The share price on the day of issue as at 29 April 2009 was $32.15, whilst the share price used in the payment of the first tranche was $28.46 per share. The share price used in the payment of the second tranche was $39.50 per share.

The award of share appreciation rights to employees

Accordingly, for the rights issued, the following information is available:

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2009			**2010**	
–	–	Rights outstanding at beginning of year	**75,115**	**–**
100,860	–	Rights granted during the year	**–**	**–**
(455)	–	Rights lapsed during the year	**(720)**	**–**
(25,290)	–	Rights exercised during the year	**(25,270)**	**–**
75,115	–	Rights outstanding at end of year	**49,125**	**–**
–	–	Rights exercisable at end of year	**–**	**–**

Up to 31 December 2010, a total of 720 (2009: 455) share appreciation rights were surrendered by the participants. The income statement charge for the year was $2m, R11m (2009: $2m, R16m). The liability recognised in the statement of financial position in respect of unexercised rights was $2m, R11m (2009: $1m, R9m).

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
		12 Taxation		
		South African taxation		
153	**–**	Mining tax [1]	**–**	19
89	**112**	Non-mining tax [2]	**13**	10
33	**(628)**	(Over) under provision prior year	**(89)**	4
		Deferred taxation		
535	**(1,377)**	Temporary differences [3]	**(195)**	61
(1,451)	**2,353**	Unrealised non-hedge derivatives and other commodity contracts	**334**	(181)
(156)	**(39)**	Change in estimated deferred tax rate [4]	**(6)**	(21)
(797)	**421**		**57**	(108)
		Foreign taxation		
1,113	**1,628**	Normal taxation [5]	**226**	138
(50)	**(17)**	Over provision prior year	**(3)**	(7)
		Deferred taxation		
1,220	**(37)**	Temporary differences [3]	**(7)**	164
(314)	**23**	Unrealised non-hedge derivatives and other commodity contracts	**3**	(40)
1,969	**1,597**		**219**	255
1,172	**2,018**		**276**	147

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	

12 Taxation (continued)

Tax reconciliation

A reconciliation of the effective tax rate charged in the income statement to the prevailing estimated corporate tax rate is set out in the following table:

2009 %	2010 %		2010 %	2009 %
(100)	**66**	Effective tax rate	**68**	(121)
		Disallowable items		
204	**(12)**	Derivative losses	**(12)**	236
–	**(20)**	Transaction and finance costs	**(20)**	–
(23)	**5**	Share of equity accounted investments' profit (loss)	**5**	(27)
(3)	**(7)**	Other	**(7)**	(3)
5	**–**	Foreign income tax allowances and rate differentials	**(11)**	31
(39)	**–**	Exchange variation and translation adjustments	**9**	(68)
10	**(18)**	Current unrecognised tax assets	**(19)**	12
(13)	**1**	Change in estimated deferred tax rate [4]	**1**	(17)
(1)	**20**	Prior year's provision	**21**	(3)
(5)	**–**	Other	**–**	(5)
35	**35**	Estimated corporate tax rate [6]	**35**	35

[1] There was no mining tax charge in the current year as it was primarily offset by losses from the accelerated non-hedge derivative buy-backs.

[2] In South Africa, non-mining income is taxed at the higher non-mining tax rate of 35% (2009: 35%) as the company has elected to be exempt from STC. Companies that elected to be subject to STC are taxed at the lower company tax rate, that of 28% (2009: 28%) for non-mining taxation purposes.

[3] Included in temporary differences in South African taxation is a tax credit on the impairment and disposal of tangible assets of $28m, R193m (2009: tax credit $8m, R61m). Included in temporary differences of foreign taxation is a tax charge on the impairment reversals and disposal of tangible assets of $5m, R37m (2009: tax charge of $190m, R1,421m) (note 13).

[4] In South Africa the mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the group's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a credit of $6m, R39m (2009: tax credit of $21m, R156m).

[5] Included in normal foreign taxation is tax on the disposal of tangible assets of $nil, R4m (2009: $18m, R145m) (note 13).

[6] Mining tax on mining income in South Africa is determined according to a formula based on profit and revenue from mining operations. The company has elected to be exempt from STC and is taxed at a higher rate of company tax for mining and non-mining income tax purposes.

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	

12 Taxation (continued)

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the South African mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. South Africa operates under two tax paying operations, Vaal River Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.

The formula for determining the South African mining tax rate is:

$Y = 43 - 215/X$ (2009: $Y = 43 - 215/X$)

where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

2009	2010		2010	2009
		Unrecognised tax losses		
		Unrecognised tax losses of the US operations which are available for offset against future profits earned in		
2,964	**1,548**	the US	**236**	399
		Analysis of tax losses		
		Tax losses available to be used against future profits		
943	**–**	– utilisation required within one year	**–**	127
36	**32**	– utilisation required between two and five years	**5**	5
1,985	**1,516**	– utilisation in excess of five years	**231**	267
2,964	**1,548**		**236**	399
		Unrecognised tax losses utilised		
1,741	**1,416**	Assessed losses utilised during the year	**163**	184

2009	2010		2010	2009
SA cents			US cents	
		13 Earnings per ordinary share		
(765)	**171**	**Basic profit (loss) per ordinary share** The calculation of basic profit (loss) per ordinary share is based on profits attributable to equity shareholders of $76m, R637m (2009: losses of $320m, R2,762m) and 371,870,821 (2009: 361,228,295) shares being the weighted average number of ordinary shares in issue during the financial year.	**20**	(89)
(765)	**171**	**Diluted profit (loss) per ordinary share** The calculation of diluted profit (loss) per ordinary share is based on profits attributable to equity shareholders of $76m, R637m (2009: losses of $320m, R2,762m) and 373,440,427 (2009: 361,228,295) shares being the diluted number of ordinary shares. In 2009, no adjustment was made since the effect is anti-dilutive.	**20**	(89)

	2010	2009
	Number of shares	
In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:		
Ordinary shares	**367,664,700**	356,563,773
E ordinary shares [(1)]	**3,182,662**	3,873,169
Fully vested options [(2)]	**1,023,459**	791,353
Weighted average number of shares	**371,870,821**	361,228,295
Dilutive potential of share options [(3)]	**1,569,606**	–
Diluted number of ordinary shares	**373,440,427**	361,228,295

(1) As E ordinary shares participate in the profit available to ordinary shareholders, these shares were included in basic earnings per share.

(2) Employee compensation awards, are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

(3) The calculation of diluted earnings per share in 2009 did not take into account the effect of 1,234,858 shares, issuable on share awards as the effect of this was anti-dilutive for this period.

The calculation of diluted earnings per share did not take into account the effect of 33,524,615 (2009: 15,384,615) shares, issuable upon the exercise of convertible bonds, as the effect of this was anti-dilutive for this period.

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		13 Earnings per ordinary share (continued)		
		Headline earnings (loss)		
		The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):		
(2,762)	**637**	Profit (loss) attributable to equity shareholders	**76**	(320)
(5,115)	**634**	Net impairments (reversals) of tangible assets (notes 6, 15 and 24)	**91**	(683)
(420)	**191**	Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 6)	**25**	(49)
–	**16**	Impairment of investment (notes 6 and 18)	**2**	–
76	**157**	Impairment of investment in associates and joint ventures (note 8)	**24**	10
(75)	**(126)**	Reversal of impairment in associates (note 8)	**(19)**	(10)
1	**(7)**	Special items of associates (note 8)	**(1)**	–
–	**(314)**	Profit on disposal of investments (note 6)	**(43)**	–
		Taxation on items above		
145	**4**	– current portion (note 12)	**–**	18
1,360	**(230)**	– deferred portion (note 12)	**(33)**	182
(6,790)	**962**		**122**	(852)
		Cents per share		
		Headline earnings (loss) removes items of a capital nature from the calculation of earnings per share, calculated in accordance with Circular 3/2009 issued by the South African Institute of Chartered Accountants (SAICA).		
(1,880)	**259**	The calculation of headline earnings (loss) per ordinary share is based on headline earnings of $122m, R962m (2009: losses of $852m, R6,790m) and 371,870,821 (2009: 361,228,295) shares being the weighted average number of ordinary shares in issue during the year.	**33**	(236)

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	

14 Dividends

Ordinary shares

177	–	No. 105 of 50 SA cents per ordinary share was declared on 6 February 2009 and paid on 13 March 2009 (5 US cents per share).	–	18
213	–	No. 106 of 60 SA cents per ordinary share was declared on 29 July 2009 and paid on 28 August 2009 (8 US cents per share).	–	27
–	254	No. 107 of 70 SA cents per ordinary share was declared on 16 February 2010 and paid on 19 March 2010 (9 US cents per share).	34	–
–	236	No. 108 of 65 SA cents per ordinary share was declared on 10 August 2010 and paid on 10 September 2010 (9 US cents per share).	33	–
1	–	No. E5 of 25 SA cents per E ordinary share was declared on 6 February 2009 and paid on 13 March 2009 (2.5 US cents per share).	–	–
1	–	No. E6 of 30 SA cents per E ordinary share was declared on 29 July 2009 and paid on 28 August 2009 (4 US cents per share).	–	–
–	1	No. E7 of 35 SA cents per E ordinary share was declared on 16 February 2010 and paid on 19 March 2010 (4.5 US cents per share).	–	–
–	1	No. E8 of 32.5 SA cents per E ordinary share was declared on 10 August 2010 and paid on 10 September 2010 (4.5 US cents per share).	–	–
392	492		67	45

No. 109 of 80 SA cents per ordinary share was declared on 15 February 2011 and will be paid on 18 March 2011 (approximately 11 US cents per share). The actual rate of payment will depend on the exchange rate on the date of currency conversion.

No. E9 of 40 SA cents per E ordinary share was declared on 15 February 2011 and will be paid on 18 March 2011 (approximately 5.5 US cents per share). The actual rate of payment will depend on the exchange rate on the date of currency conversion.

Group – Notes to the financial statements

For the year ended 31 December

15 Tangible assets

Figures in million	Mine develop-ment costs	Mine infra-structure	Mineral rights and dumps	Explora-tion and evaluation assets	Assets under construc-tion	Land and buildings	Total
US Dollars							
Cost							
Balance at 1 January 2009	5,323	2,495	1,064	30	229	50	9,191
Additions							
– project capital	122	5	–	–	289	–	416
– stay-in-business capital	394	125	–	1	81	1	602
Disposals	(1)	(11)	–	–	–	–	(12)
Transfers and other movements [1]	(134)	161	(18)	–	(373)	3	(361)
Finance costs capitalised (note 7)	4	–	–	–	11	–	15
Translation	737	148	32	–	14	8	939
Balance at 31 December 2009	6,445	2,923	1,078	31	251	62	10,790
Accumulated amortisation							
Balance at 1 January 2009	2,726	1,227	860	30	–	3	4,846
Amortisation for the year (notes 4, 9 and 32)	366	177	10	–	–	2	555
Impairments (notes 6, 13 and 24) [2]	3	4	–	–	–	–	7
Impairments reversal (notes 6, 13 and 24) [3]	(348)	–	(369)	–	–	–	(717)
Disposals	(1)	(10)	–	–	–	–	(11)
Transfers and other movements [1]	(163)	(5)	(7)	–	–	–	(175)
Translation	373	76	16	–	–	1	466
Balance at 31 December 2009	2,956	1,469	510	30	–	6	4,971
Net book value at 31 December 2009	3,489	1,454	568	1	251	56	5,819
Cost							
Balance at 1 January 2010	6,445	2,923	1,078	31	251	62	10,790
Additions							
– project capital	130	10	–	–	110	–	250
– stay-in-business capital	447	183	–	2	90	1	723
Disposals	–	(40)	–	–	–	–	(40)
Transfers and other movements [1]	(203)	41	(31)	–	34	6	(153)
Translation	491	105	18	1	17	5	637
Balance at 31 December 2010	7,310	3,222	1,065	34	502	74	12,207
Accumulated amortisation							
Balance at 1 January 2010	2,956	1,469	510	30	–	6	4,971
Amortisation for the year (notes 4, 9 and 32)	478	198	11	1	–	2	690
Impairments (notes 6, 13 and 24) [2]	20	16	–	–	47	–	83
Disposals	–	(40)	–	–	–	–	(40)
Transfers and other movements [1]	(8)	(18)	–	–	8	–	(18)
Translation	273	53	11	–	3	1	341
Balance at 31 December 2010	3,719	1,678	532	31	58	9	6,027
Net book value at 31 December 2010	3,591	1,544	533	3	444	65	6,180

15 Tangible assets (continued)

Figures in million	Mine develop-ment costs	Mine infra-structure	Mineral rights and dumps	Explora-tion and evaluation assets	Assets under construc-tion	Land and buildings	Total
SA Rands							
Cost							
Balance at 1 January 2009	50,331	23,591	10,059	281	2,167	472	86,901
Additions							
– project capital	1,024	43	–	–	2,424	–	3,491
– stay-in-business capital	3,302	1,047	–	8	683	4	5,044
Disposals	(9)	(95)	–	–	–	(1)	(105)
Transfers and other movements [1]	(1,120)	1,349	(156)	–	(3,245)	28	(3,144)
Finance costs capitalised (note 7)	33	–	–	–	102	–	135
Translation	(5,644)	(4,199)	(1,891)	(60)	(267)	(41)	(12,102)
Balance at 31 December 2009	47,917	21,736	8,012	229	1,864	462	80,220
Accumulated amortisation							
Balance at 1 January 2009	25,783	11,601	8,129	278	–	29	45,820
Amortisation for the year (notes 4, 9 and 32)	3,048	1,469	82	–	–	16	4,615
Impairments (notes 6, 13 and 24) [2]	22	28	–	–	–	–	50
Impairments reversal (notes 6, 13 and 24) [3]	(2,601)	–	(2,764)	–	–	–	(5,365)
Disposals	(7)	(85)	–	–	–	–	(92)
Transfers and other movements [1]	(1,363)	(44)	(56)	–	–	–	(1,463)
Translation	(2,906)	(2,043)	(1,600)	(59)	–	–	(6,608)
Balance at 31 December 2009	21,976	10,926	3,791	219	–	45	36,957
Net book value at 31 December 2009	25,941	10,810	4,221	10	1,864	417	43,263
Cost							
Balance at 1 January 2010	**47,917**	**21,736**	**8,012**	**229**	**1,864**	**462**	**80,220**
Additions							
– project capital	**950**	**72**	**1**	**–**	**806**	**–**	**1,829**
– stay-in-business capital	**3,267**	**1,333**	**–**	**17**	**657**	**4**	**5,278**
Disposals	**(3)**	**(294)**	**–**	**–**	**–**	**(1)**	**(298)**
Transfers and other movements [1]	**(1,480)**	**303**	**(229)**	**–**	**246**	**45**	**(1,115)**
Translation	**(2,624)**	**(1,980)**	**(788)**	**(27)**	**(274)**	**(25)**	**(5,718)**
Balance at 31 December 2010	**48,027**	**21,170**	**6,996**	**219**	**3,299**	**485**	**80,196**
Accumulated amortisation							
Balance at 1 January 2010	**21,976**	**10,926**	**3,791**	**219**	**–**	**45**	**36,957**
Amortisation for the year (notes 4, 9 and 32)	**3,481**	**1,437**	**78**	**9**	**–**	**17**	**5,022**
Impairments (notes 6, 13 and 24) [2]	**136**	**111**	**–**	**–**	**329**	**–**	**576**
Disposals	**(3)**	**(291)**	**–**	**–**	**–**	**–**	**(294)**
Transfers and other movements [1]	**(61)**	**(129)**	**–**	**–**	**62**	**–**	**(128)**
Translation	**(1,095)**	**(1,031)**	**(377)**	**(26)**	**(7)**	**(1)**	**(2,537)**
Balance at 31 December 2010	**24,434**	**11,023**	**3,492**	**202**	**384**	**61**	**39,596**
Net book value at 31 December 2010	**23,593**	**10,147**	**3,504**	**17**	**2,915**	**424**	**40,600**

Group – Notes to the financial statements

For the year ended 31 December

15 Tangible assets (continued)

Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of $20m, R134m (2009: $17m, R126m). Included in land and buildings are assets held under finance leases with a net book value of $28m, R185m (2009: $27m, R201m).

The majority of the leased assets are pledged as security for the related finance lease.

No assets are encumbered by project finance.

No borrowing costs were capitalised in 2010. The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation in 2009 was 4.10%.

A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.

[1] Transfers and other movements comprise amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and transfers to/from non-current assets held for sale.

In 2010 transfers to/from non-current assets held for sale comprise:
- assets with a net book value of $10m, R74m relating to Tau Lekoa were transferred to non-current assets held for sale.

In 2009 transfers to/from non-current assets held for sale comprise:
- assets with a net book value of $84m, R704m relating to Tau Lekoa were transferred to non-current assets held for sale.
- assets with a net book value of $145m, R1,335m relating to the 33.33% joint venture interest in Boddington Gold Mine were transferred to non-current assets held for sale.

[2] Impairments include the following:

South Africa
Below 120 level at TauTona – assets under construction
Due to a change in the mine plan resulting from safety-related concerns following seismic activity, the below 120 level development has been abandoned and will not generate future cash flows. An impairment loss of $47m, R329m, was recognised in the income statement.

Savuka – mine development and mine infrastructure costs
Due to a change in the mine plan, the Savuka assets have been abandoned and will not generate future cash flows. An impairment loss of $16m, R114m was recognised in the income statement.

Ghana
Induapriem – mine infrastructure costs
The use of a tailings storage facility was discontinued, resulting in an impairment loss of $8m, R61m.

Other
Impairment of various minor tangible assets and equipment $12m, R72m (2009: $7m, R50m).

[3] Impairments of cash generating units recognised in 2008 were partially reversed during 2009. The impairment reversals were largely due to increases in the long-term real gold price resulting in increased future discounted cash flows.

Tanzania
- Geita mine
  As a result, Geita's recoverable amount exceeded its carrying value in 2009 and an impairment reversal was recognised of $261m, R1,954m consisting of mine development of $106m, R793m and mineral rights and dumps of $155m, R1,161m. The recoverable amount was determined using a real pre-tax discount rate of 13.6% and was based on the impairment assumptions detailed below.

Ghana
- Obuasi mine
  As a result, Obuasi's recoverable amount exceeded its carrying value in 2009 and an impairment reversal was recognised of $373m, R2,790m consisting of mine development of $159m, R1,187m and mineral rights and dumps of $214m, R1,603m. The recoverable amount was determined using a real pre-tax discount rate of 8.4% and was based on the impairment assumptions detailed below.

- Iduapriem mine
  As a result, Iduapriem's recoverable amount exceeded its carrying value in 2009 and an impairment reversal was recognised of $83m, R621m consisting of mine development. The recoverable amount was determined using a real pre-tax discount rate of 13.4% and was based on the impairment assumptions detailed below.

The impairments/reversals relate to mining properties, mine development costs and mine plant facilities, and have been recognised in special items (note 6). The recoverable amount was determined by reference to value in use at an individual mine level.

15 Tangible assets (continued)

Impairment calculation assumptions – tangible assets and goodwill

Management assumptions for the value in use of tangible assets and goodwill include:

- the gold price assumption represents management's best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information, including current prices, historical averages, and forward-pricing curves. A long-term real gold price of $1,113/oz (2009: $906/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

- proved and probable Ore Reserve included from page 134;
- value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
- the real pre-tax discount rate is derived from the group's weighted average cost of capital (WACC) and risk factors which is consistent with the basis used in 2009. The WACC of 5.8% which is 60 basis points lower than in 2009 of 6.4%, is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. The risk factors considered are country risk as well as project risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor is based on the group's internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores;
- foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
- cash flows used in impairment calculations are based on life of mine plans which exceed five years for the majority of the mines; and
- variable operating cash flows are increased at local Consumer Price Index rates.

The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each cash generating unit. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

Should management's estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:

- changes in proved and probable Ore Reserve as well as value beyond proved and probable reserves;
- the grade of Ore Reserve as well as value beyond proved and probable reserves may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites; and
- changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

There were no impairment indicators or impairment reversal indicators for cash generating units during 2010. Based on an analysis carried out by the group in 2009, the carrying value and value in use of cash generating units that were most sensitive to a 5% movement in gold price, ounces, costs and discount rate assumptions are:

Carrying value	Value in use	Figures in million	Carrying value	Value in use
SA Rands		2009	US Dollars	
8,669	8,669	Obuasi	1,166	1,166
6,978	6,978	Geita Gold Mining Limited	939	939
2,126	2,126	Iduapriem	286	286

Should any of the assumptions used change adversely and the impact not be mitigated by a change in other factors, this could result in an impairment of the above cash generating units.

It is impracticable to disclose the extent of the possible effects of changes in assumptions for the future gold price and hence life of mine plans at 31 December 2010 because these assumptions and others used in impairment testing of tangible assets and goodwill are inextricably linked. In addition, for those cash generating units with a functional currency other than the US dollar, movements in the US dollar exchange rate will also be a critical factor in determining life of mine and production plans.

Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill and tangible assets could require a material adjustment to the carrying amounts disclosed at 31 December 2010.

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
		16 Intangible assets		
		Goodwill		
		Cost		
3,461	**3,029**	Balance at beginning of year	**408**	366
(432)	**(187)**	Translation	**25**	42
3,029	**2,842**	Balance at end of year	**433**	408
		Accumulated amortisation and impairment losses		
2,253	**1,851**	Balance at beginning of year	**249**	238
(402)	**(173)**	Translation	**7**	11
1,851	**1,678**	Balance at end of year	**256**	249
1,178	**1,164**	Net book value	**177**	159
		Net carrying amount allocated to each of the cash generating units:		
1,013	**1,018**	Sunrise Dam	**154**	136
106	**94**	AngloGold Ashanti Córrego do Sitío Mineração	**15**	15
59	**52**	Serra Grande	**8**	8
1,178	**1,164**		**177**	159
		Real pre-tax discount rates applied in impairment calculations on cash generating units (CGUs) for which the carrying amount of goodwill is significant are as follows:		
		Sunrise Dam [1]	**11.1%**	9.9%
		Royalty, tax rate concession and other		
		Cost		
472	**371**	Balance at beginning of year	**49**	49
–	**4**	Additions	**1**	–
–	**4**	Transfers and other movements	**–**	–
(101)	**(44)**	Translation	**–**	–
371	**335**	Balance at end of year	**50**	49
		Accumulated amortisation and impairment losses		
277	**233**	Balance at beginning of year	**31**	29
18	**18**	Amortisation (notes 4 and 32)	**2**	2
(62)	**(29)**	Translation	**–**	–
233	**222**	Balance at end of year	**33**	31
138	**113**	Net book value	**17**	18
1,316	**1,277**	Total intangible assets	**194**	177

The government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years from 2004.

The tax rate concession was granted at a rate of 30% for the Ashanti business combination in 2004. During 2005, the corporate tax rate in Ghana decreased to 25% and the tax rate concession, which expires in 2019, was fully impaired.

[1] The discount rates for 2010 were determined on a basis consistent with the 2009 discount rates.

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	

17 Investments in associates and equity accounted joint ventures

The carrying value of investments in associates and equity accounted joint ventures can be analysed as follows:

2009	2010		2010	2009
117	**244**	Carrying value of investments in associates	**37**	16
17	**17**	Loans advanced to associates [1]	**3**	2
4,587	**3,791**	Carrying value of investments in equity accounted joint ventures	**577**	617
37	**35**	Loans advanced to equity accounted joint ventures [2]	**5**	5
4,758	**4,087**	Investments in associates and equity accounted joint ventures	**622**	640

In 2010, the Margaret Water Company and AGA-Polymetal Strategic Alliance investments were impaired and the balance of the Trans-Siberian Gold plc impairment was reversed. In 2009, the Amikan Holding Limited, AS APK Limited and Margaret Water Company investments were impaired and part of the Trans-Siberian Gold plc impairment was reversed. The impairment tests considered the investments fair value and anticipated future cash flows. Impairments of $24m, R157m (2009: $10m, R76m) were recorded. An impairment reversal of $19m, R126m (2009: $10m, R75m) was recognised in the income statement.

Investments in associates comprises:

Name	Effective % 2010	2009	Description
Margaret Water Company	**33.3**	33.3	Pumping of underground water in the Vaal River Region.
Oro Group (Pty) Limited [3]	**25**	25	Manufacture and wholesale of jewellery.
Orpheo (Pty) Limited [3]	**50**	33.3	Design, manufacture and wholesale of jewellery.
Trans-Siberian Gold plc [3] [4] [5]	**30.7**	29.7	Exploration and development of gold mines.
Wonder Wise Holdings Limited	**–**	25	Marketing and wholesale of jewellery.

[1] Loans advanced to associates consist of $1.8m, R12m (2009: $1.6m, R12m) to Oro Group (Pty) Limited and $0.7m, R5m (2009: $0.6m, R5m) to Orpheo (Pty) Limited. The Oro loan bears interest at a rate determined by the Oro Group (Pty) Limited's board of directors and is repayable at its discretion. The Orpheo (Pty) Limited loan is unsecured, interest free and there are no fixed terms of repayment.

[2] Loans advanced to equity accounted joint ventures consist of $5m, R35m (2009: $2m, R12m) to AuruMar (Pty) Limited. The AGA-Polymetal Strategic Alliance loan of $3m, R25m in 2009 was written off during the year. The loan to AuruMar (Pty) Limited is interest free and has no fixed terms of repayment.

[3] Equity accounting is based on results to 30 September 2010, adjusted for material transactions.

[4] At 31 December 2010, the fair value of the group's investment in Trans-Siberian Gold plc was $33m, R219m (2009: $12m, R89m).

[5] Effective 23 March 2010, AngloGold Ashanti Limited increased its holding in Trans-Siberian Gold plc from 29.7% to 30.7%.

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	

17 Investments in associates and equity accounted joint ventures (continued)

Summarised financial information of equity accounted associates is as follows (not attributable):

2009	2010		2010	2009
		Statement of financial position		
661	**724**	Non-current assets	**110**	89
328	**301**	Current assets	**46**	44
989	**1,025**	Total assets	**156**	133
129	**260**	Non-current liabilities	**40**	17
166	**129**	Current liabilities	**20**	23
295	**389**	Total liabilities	**60**	40
694	**636**	Net assets	**96**	93
		Income statement		
521	**398**	Revenue	**56**	62
(780)	**(411)**	Costs and expenses	**(58)**	(94)
(3)	**(3)**	Taxation	**–**	–
(262)	**(16)**	Loss after taxation	**(2)**	(32)

Investments in equity accounted joint ventures comprises:

Name	Effective %		Description
	2010	**2009**	
AGA-Polymetal Strategic Alliance [6]	**50**	50	Exploration and development of gold mines.
AuruMar (Pty) Limited	**50**	50	Global exploration of marine deposits containing gold as the primary mineral.
Kibali Goldmines s.p.r.l.	**45**	45	Exploration and development of gold mines.
Société des Mines de Morila S.A.	**40**	40	Commercial exploitation of gold.
Société d'Exploitation des Mines d'Or de Sadiola S.A.	**41**	41	Commercial exploitation of gold.
Société d'Exploitation des Mines d'Or de Yatela S.A.	**40**	40	Commercial exploitation of gold.

[6] Equity accounting is based on results to 30 September 2010, adjusted for material transactions. The AGA-Polymetal Strategic Alliance consists of the AGA-Polymetal Strategic Alliance Management Company, Amikan Holding Limited, AS APK Holdings Limited, Imizoloto Holdings Limited and Yeniseiskaya Holdings Limited.

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	

17 Investments in associates and equity accounted joint ventures (continued)

Summarised financial information of equity accounted joint ventures is as follows (not attributable):

2009	2010	**Statement of financial position**	2010	2009
4,428	**3,837**	Non-current assets	**584**	596
3,304	**2,505**	Current assets	**381**	445
7,732	**6,342**	Total assets	**965**	1,041
897	**1,363**	Non-current liabilities	**207**	121
806	**874**	Current liabilities	**133**	108
1,703	**2,237**	Total liabilities	**340**	229
6,029	**4,105**	Net assets	**625**	812
		Income statement		
7,367	**5,985**	Revenue	**819**	912
(4,284)	**(3,816)**	Costs and expenses	**(525)**	(534)
(998)	**(933)**	Taxation	**(126)**	(121)
2,085	**1,236**	Profit after taxation	**168**	257

18 Other investments

Listed investments
Available-for-sale

2009	2010		2010	2009
162	**829**	Balance at beginning of year	**111**	17
75	**149**	Additions	**21**	9
(14)	**(587)**	Disposals	**(81)**	(2)
221	**–**	Transfer of B2Gold Corporation from investment in associates	**–**	26
482	**529**	Fair value adjustments	**73**	57
–	**(16)**	Impairment (notes 6 and 13) [1]	**(2)**	–
(97)	**(90)**	Translation	**2**	4
829	**814**	Balance at end of year	**124**	111

[1] Impairment of Corvus Gold Inc. shares of $2m, R16m (2009: nil).

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		18 Other investments (continued)		
		Listed investments (continued)		
		The available-for-sale investments consist of ordinary shares and primarily comprise:		
407	**640**	International Tower Hill Mines Limited	**98**	55
80	**95**	Various listed investments held by Environmental Rehabilitation Trust Fund	**15**	11
248	**–**	B2Gold Corporation	**–**	33
60	**–**	Red 5 Limited	**–**	8
34	**79**	Other	**11**	4
829	**814**		**124**	111

The group's listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.

At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.

Based on the share price of International Tower Hill Mines Limited (ITH) over the past year and carrying value at 31 December 2010 of $98m, R640m, if ITH achieved the high that it achieved during 2010 of C$10.49 per share, other comprehensive income (OCI) would increase by $2m, R16m. If it achieved the low of C$5.67 per share, OCI would decrease by $43m, R286m.

The exposure to listed shares held by the Environmental Rehabilitation Trust Fund at fair value on the JSE was $15m, R95m. An analysis based on the assumption that the equity index (ALSI on the JSE) had increased/decreased by 10% with all other variables held constant and all the group's JSE listed equity investments moved according to the ALSI, would impact OCI by $1.5m, R9.5m.

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		Held-to-maturity		
104	**74**	Balance at beginning of year	**10**	11
58	**20**	Additions	**3**	7
(88)	**(12)**	Maturities	**(2)**	(11)
–	**–**	Translation	**2**	3
74	**82**	Balance at end of year	**13**	10
		Rehabilitation Trust Fund administered by RMB Private Bank comprising:		
74	**82**	Government bonds	**13**	10
74	**82**		**13**	10
903	**896**	Book value of listed investments	**137**	121
906	**907**	Market value of listed investments	**138**	121

The market value of bonds held-to-maturity is $14m, R93m (2009: $10m, R77m). The market value has a sensitivity of R39m (2009: R44m) for a 1% change in interest rates.

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	

18 Other investments (continued)

Unlisted investments
Available-for-sale

2009	2010		2010	2009
2	**26**	Balance at beginning of year	**4**	–
27	**41**	Additions	**5**	4
–	**(1)**	Disposals	**–**	–
(3)	**(7)**	Translation	**–**	–
26	**59**	Balance at end of year	**9**	4

The available-for-sale investments consist primarily of XDM Resources Limited.

There is no active market for the unlisted equity investments and fair value cannot be reliably measured. The unlisted equity investments are carried at cost. The group does not intend to sell the investments in the foreseeable future.

Held-to-maturity

2009	2010		2010	2009
357	**373**	Balance at beginning of year	**50**	38
541	**657**	Additions	**90**	65
(525)	**(430)**	Maturities	**(59)**	(63)
–	**–**	Translation	**10**	10
373	**600**	Balance at end of year	**91**	50

The held-to-maturity investments include:

2009	2010		2010	2009
319	**543**	Negotiable Certificates of Deposit – Rehabilitation Trust Fund administered by RMB Private Bank	**83**	43
36	**39**	Nufcor Uranium Trust Fund	**6**	5
18	**18**	Other	**2**	2
373	**600**		**91**	50
399	**659**	Book value of unlisted investments	**100**	54
399	**659**	Fair value of unlisted investments	**100**	54
1,302	**1,555**	Total book value of other investments (note 35)	**237**	175
1,305	**1,566**	Total fair value of other investments	**238**	175

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	

19 Inventories

2009	2010		2010	2009
		Non-current		
		Raw materials		
2,356	**2,137**	– heap-leach inventory	**325**	317
144	**131**	– ore stockpiles	**20**	19
2,500	**2,268**	Total metal inventories	**345**	336
8	**–**	Mine operating supplies	**–**	1
2,508	**2,268**		**345**	337
		Current		
		Raw materials		
1,567	**2,170**	– ore stockpiles	**331**	211
300	**601**	– heap-leach inventory	**91**	40
		Work in progress		
552	**612**	– metals in process	**93**	74
		Finished goods		
556	**506**	– gold doré/bullion	**77**	75
255	**281**	– by-products	**43**	34
3,230	**4,170**	Total metal inventories	**635**	434
1,872	**1,678**	Mine operating supplies	**255**	252
5,102	**5,848**		**890**	686
7,610	**8,116**	Total inventories [1]	**1,235**	1,023

[1] The amount of the write-down of ore stockpiles, metals in process, gold doré/bullion, by-products and mine operating supplies to net realisable value, and recognised as an expense is $21m, R151m (2009: $48m, R412m). This expense is included in cost of sales which is disclosed in note 4.

20 Other non-current assets

2009	2010		2010	2009
38	**1**	AngloGold Ashanti Limited Pension Fund (note 28)	**–**	5
16	**17**	Post-retirement medical scheme for Rand Refinery employees (note 28)	**3**	2
–	**1**	Ashanti Retired Staff Pension Fund (note 28)	**–**	–
–	**1**	Retiree Medical Plan for Nufcor South Africa employees (note 28)	**–**	–
		Loans and receivables		
–	**36**	Loan receivable at 31 December 2020 bearing interest at 8% per annum	**5**	–
5	**4**	Loan receivable at 31 December 2011 bearing interest at 3% per annum	**1**	1
2	**–**	Other interest-bearing loan – receivable monthly to June 2010 at South African prime bank overdraft rate less 2%	**–**	–
5	**3**	Other non-interest bearing loans and receivables – receivable on various dates	**1**	–
66	**63**		**10**	8
(3)	**(4)**	Current portion of other non-current assets included in current assets	**(1)**	–
63	**59**		**9**	8

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		21 Trade and other receivables		
		Non-current		
199	**207**	Prepayments and accrued income	**31**	27
417	**538**	Recoverable tax, rebates, levies and duties [(1)]	**82**	56
172	**255**	Other receivables	**39**	23
788	**1,000**		**152**	106
		Current		
334	**344**	Trade receivables	**53**	45
384	**393**	Prepayments and accrued income	**60**	52
608	**697**	Recoverable tax, rebates, levies and duties [(1)]	**106**	82
35	**21**	Amounts due from related parties	**3**	5
13	**57**	Interest receivable	**9**	2
45	**113**	Other receivables	**16**	5
1,419	**1,625**		**247**	191
2,207	**2,625**	Total trade and other receivables	**399**	297

Current trade receivables are non-interest bearing and are generally on terms less than 90 days.

There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government.

During the year, trade and other receivables were impaired by $8m, R21m (2009: $32m, R237m).

[(1)] Recoverable tax, rebates, levies and duties includes the following:
Recoverable value added tax due from the Tanzanian government amounts to $49m, R322m at 31 December 2010 (2009: $36m, R268m). The last audited value added tax return was for the period ended 31 October 2010. At 31 December 2010, $49m, R320m (2009: $28m, R209m) was still outstanding and $nil, R2m (2009: $8m, R59m) is still subject to audit. The accounting processes for the unaudited amounts are in accordance with the processes advised by the Tanzanian government in terms of previous audits. The amounts outstanding have been discounted to their present value at a rate of 7.82% (2009: 7.82%).

Recoverable fuel duties from the Tanzanian government amount to $62m, R407m at 31 December 2010 (2009: $48m, R357m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for the refund of fuel duties amounting to $43m, R282m (2009: $44m, R327m) have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for a refund of $19m, R125m (2009: $4m, R30m) have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of previous authorisations. The amounts outstanding have been discounted to their present value at a rate of 7.82% (2009: 7.82%).

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	

22 Cash restricted for use

2009	2010		2010	2009
		Non-current [1]		
3	**5**	Cash restricted by prudential solvency requirements	**1**	–
391	**209**	Cash balances held by Environmental Rehabilitation Trust Funds	**32**	53
394	**214**		**33**	53
		Current [1]		
57	**52**	Cash restricted by prudential solvency requirements	**8**	8
1	**3**	Cash balances held by an Employee Share Scheme Trust Fund	**–**	–
21	**5**	Cash balances held by the Tropicana joint venture	**1**	3
8	**9**	Other	**1**	1
87	**69**		**10**	12
481	**283**	Total cash restricted for use (notes 35 and 36)	**43**	65

[1] During 2010, management determined that certain cash balances should be reclassified to non-current as they are restricted beyond 12 months. The 2009 and 2008 financial statements were adjusted to reflect this reclassification. Non-current and current cash restricted for use in 2008 was $34m, R326m and $10m, R89m respectively.

23 Cash and cash equivalents

2009	2010		2010	2009
2,535	**3,036**	Cash and deposits on call	**462**	341
5,641	**740**	Money market instruments	**113**	759
8,176	**3,776**	(notes 35 and 36)	**575**	1,100
		For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise the following:		
2,535	**3,036**	Cash and deposits on call	**462**	341
5,641	**740**	Money market instruments	**113**	759
–	**73**	Cash and cash equivalents included in assets held for sale	**11**	–
8,176	**3,849**		**586**	1,100

24 Non-current assets and liabilities held for sale

Effective 17 February 2009, the interest in the Tau Lekoa mine together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas in South Africa were classified as held for sale. Tau Lekoa was previously recognised as a combination of tangible and current assets, and current and long-term liabilities.

The purchase consideration consists of two components: an initial cash payment or combination of cash payment and Simmer & Jack Mines Limited (Simmers) shares together with future royalty payments.

The Department of Mineral Resources has transferred the mining rights for its Tau Lekoa mine to Buffelsfontein Gold Mines Limited, a wholly owned subsidiary of Simmers. Full ownership of Tau Lekoa and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg passed to Simmers on 1 August 2010.

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	

24 Non-current assets and liabilities held for sale (continued)

529	–	Following the classification of Tau Lekoa as held for sale, an impairment loss of $8m, R58m (2009: $27m, R200m) was recognised to reduce the carrying amount of the disposal group to fair value less costs to sell (notes 6 and 13).	–	71
10	**10**	Effective December 2007, Rand Refinery allocated parts of its premises that were no longer utilised $1m, R10m (previously recognised as tangible assets), to assets held for sale. On 1 April 2008, a sale agreement was concluded subject to the suspensive condition regarding rezoning of the land and transfer of title deeds. Rand Refinery currently awaits the rezoning transfer notification from the municipal and deeds office in order to conclude the sales transaction.	**1**	1
		Effective 2 December 2009, Amikan Holding Limited (Amikan) was classified as held for sale.		
111	–	AngloGold Ashanti Holdings plc, a wholly owned subsidiary entered into a memorandum of understanding with Polyholding Limited relating to the disposal of Amikan. Amikan was previously recognised as an equity accounted investment. Completion was expected to occur on or before 30 April 2010, but agreement could not be reached and the transaction was subsequently cancelled.	–	15
–	**100**	Effective 3 November 2010, ISS International Limited (ISSI) was classified as held for sale. AngloGold Ashanti Limited entered into a memorandum of understanding with The Institute of Mine Seismology (IMS) relating to the disposal of ISSI. The transaction was completed on 28 February 2011.	**15**	–
650	**110**	Total non-current assets held for sale	**16**	87
		Non-current liabilities held for sale:		
56	–	– Tau Lekoa mine	–	7
–	**22**	– ISSI	**3**	–
56	**22**	Total non-current liabilities held for sale	**3**	7

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
		25 Share capital and premium		
		Share capital		
		Authorised		
150	**150**	600,000,000 ordinary shares of 25 SA cents each	**23**	23
1	**1**	4,280,000 E ordinary shares of 25 SA cents each	**–**	–
1	**1**	2,000,000 A redeemable preference shares of 50 SA cents each	**–**	–
–	**–**	5,000,000 B redeemable preference shares of 1 SA cent each	**–**	–
152	**152**		**23**	23
		Issued and fully paid		
90	**95**	381,204,080 (2009: 362,240,669) ordinary shares of 25 SA cents each [1]	**16**	16
1	**1**	2,806,126 (2009: 3,794,998) E ordinary shares of 25 SA cents each	**–**	–
1	**1**	2,000,000 (2009: 2,000,000) A redeemable preference shares of 50 SA cents each	**–**	–
–	**–**	778,896 (2009: 778,896) B redeemable preference shares of 1 SA cent each	**–**	–
92	**97**		**16**	16
		Treasury shares held within the group:		
(1)	**(1)**	2,778,896 (2009: 2,778,896) A and B redeemable preference shares held within the group	**–**	–
–	**–**	434,941 (2009: 665,862) ordinary shares held within the group [2]	**–**	–
(1)	**(1)**	1,686,126 (2009: 2,394,998) E ordinary shares held within the group [2]	**–**	–
90	**95**		**16**	16
		Share premium		
38,158	**40,572**	Balance at beginning of year	**5,919**	5,609
2,436	**5,766**	Ordinary shares issued [1]	**812**	312
(22)	**(90)**	E ordinary shares cancelled	**(13)**	(2)
40,572	**46,248**		**6,718**	5,919
		Less: held within the group		
(313)	**(313)**	Redeemable preference shares	**(53)**	(53)
(212)	**(139)**	Ordinary shares	**(22)**	(32)
(303)	**(213)**	E ordinary shares	**(32)**	(45)
39,744	**45,583**		**6,611**	5,789
39,834	**45,678**	**Share capital and premium**	**6,627**	5,805

[1] The most significant movement was the equity offering which resulted in the issue of 18,140,000 (2009: 7,624,162) ordinary shares at an issue price of R308.37 (2009: R288.32) per share. Total proceeds of $789m, R5.6bn (2009: $284m, R2.2bn) were received.

[2] These shares relate to the black economic empowerment transactions more fully described in note 11 and as a result participate in dividends declared by the company.

25 Share capital and premium (continued)

The rights and restrictions applicable to the A and B redeemable preference shares:

A redeemable preference shares are entitled to:
- an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares and payments of the nominal value of the A preference shares.

B redeemable preference shares are entitled to:
- an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.

The Moab Mining Right Area consists of the Moab Khotsong mine operations.

The B preference shares will only be redeemed from any net proceeds remaining after the disposal of the Moab Mining Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.

In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.

2009	2010	Figures in million	2010	2009
		SA Rands	**US Dollars**	
		26 Borrowings		
		Unsecured		
		Debt carried at fair value		
–	5,739	Mandatory convertible bonds – issued September 2010 [1] Quarterly coupons are paid at 6% per annum and the bonds are convertible into a variable number of shares ranging from 18,140,000 shares at a price equal to or less than $43.50 per share, to 14,511,937 shares at a price equal to or greater than $54.375 per share, each as calculated in accordance with the formula set forth in the bond agreement. The bonds are US dollar-based and are convertible into shares in September 2013.	874	–
		The shareholders have authorised the convertible bonds to be settled in equity and not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of shares deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided for in the bond agreement.		

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		26 Borrowings (continued)		
		Unsecured (continued)		
		Debt carried at amortised cost		
–	**6,537**	Rated bonds – issued April 2010 (2) Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.	**995**	–
4,433	**4,089**	3.5% Convertible bonds – issued May 2009 (3) Semi-annual coupons are paid at 3.5% per annum. The bonds issued on 22 May 2009, are convertible into ADS's up to May 2014 and are US dollar-based. The bonds are convertible, at the holders option, at an initial price of $47.6126 per ADS. AngloGold Ashanti Limited may redeem the bonds by giving between 30 and 90 days notice to the bondholders at any time after 11 June 2012, if the price of the ADS's exceeds 130% of the conversion price for more than 20 consecutive dealing days, five days prior to notice or at any time if conversion rights have been exercised or purchases effected on 85% of the bonds issued.	**623**	596
–	**701**	FirstRand Bank Limited loan facility (R1.5bn) (4) Interest charged at JIBAR plus 0.95% per annum. Loan is repayable in May 2011 and is SA rand-based, the loan is subject to debt covenant arrangements for which no default event occurred.	**107**	–
–	**251**	Syndicated loan facility ($1bn) (5) Interest charged at LIBOR plus 1.75% per annum. Loan is repayable in April 2014 and is US dollar-based, the loan is subject to debt covenant arrangements for which no default event occurred.	**38**	–
58	**29**	Grupo Santander Brasil Interest charged at LIBOR plus 1.45% per annum. Loan is repayable in quarterly instalments terminating in September 2011 and is US dollar-based.	**5**	8
48	**28**	Grupo Santander Brasil Interest charged at 6% per annum. Loans are repayable in monthly instalments terminating in November 2013 and April 2014 and are BRL-based.	**4**	6

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		26 Borrowings (continued)		
		Unsecured (continued)		
		Debt carried at amortised cost (continued)		
7,616	**–**	Syndicated loan facility ($1,150m) – Drawn down in US dollars and Australian dollars (6) Interest charged at LIBOR plus 0.4% per annum. Loan was repaid in June 2010 and was US dollar-based, the loan was subject to debt covenant arrangements for which no default event occurred.	**–**	1,024
1,772	**–**	Standard Chartered term facility (7) Interest charged at a margin of 4.25% over the lenders' cost of funds (subject to a cap of 1.25% plus LIBOR). Loan was repaid in May 2010 and was US dollar-based.	**–**	238
–	**4**	Brazilian Economic and Social Development Bank Interest charged at a rate of 4.5% per annum. Loans are repayable by June 2020 and are BRL-based.	**–**	–
13,927	**17,378**	Total unsecured borrowings	**2,646**	1,872
		Secured		
		Finance leases		
258	**259**	Turbine Square Two (Pty) Limited The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans (note 36).	**39**	35
115	**86**	Caterpillar Financial Services Corporation Interest charged at an average rate of 5.46% per annum. Loans are repayable in monthly instalments terminating in January 2015 and are US dollar-based. The equipment financed is used as security for these loans.	**13**	16
48	**29**	Mazuma Capital Corporation Interest charged at an average rate of 5.6% per annum. Loans are repayable in monthly instalments terminating in November 2012 and are US dollar-based. The equipment financed is used as security for these loans.	**4**	7
7	**11**	CSI Latina Arrendamento Mercantil S.A. Interest charged at a rate of 3.3% per annum. Loans are repayable by June 2013 and are BRL-based. The equipment financed is used as security for these loans.	**2**	1
14,355	**17,763**	Total borrowings (notes 35 and 36)	**2,704**	1,931
(9,493)	**(886)**	Current portion of borrowings included in current liabilities	**(135)**	(1,277)
4,862	**16,877**	Total long-term borrowings	**2,569**	654

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		26 Borrowings (continued)		
		Amounts falling due		
9,493	**886**	Within one year	**135**	1,277
79	**50**	Between one and two years	**8**	11
4,543	**10,134**	Between two and five years	**1,542**	611
240	**6,693**	After five years	**1,019**	32
14,355	**17,763**	(notes 35 and 36)	**2,704**	1,931
		Currency		
		The currencies in which the borrowings are denominated are as follows:		
14,042	**16,760**	US dollar	**2,552**	1,889
258	**960**	SA rand	**146**	35
55	**43**	Brazilian real	**6**	7
14,355	**17,763**	(notes 35 and 36)	**2,704**	1,931
		Undrawn facilities		
		Undrawn borrowing facilities as at 31 December are as follows:		
–	**6,242**	Syndicated loan ($1bn) – US dollar	**950**	–
1,859	**–**	Standard Chartered PLC – US dollar	**–**	250
929	**–**	Syndicated loan ($1,150m) – US dollar	**–**	125
372	**329**	FirstRand Bank Limited – US dollar	**50**	50
312	**276**	Absa Bank Limited – US dollar	**42**	42
15	**–**	Nedbank Limited – US dollar	**–**	2
220	**913**	FirstRand Bank Limited – SA rand	**139**	30
185	**185**	Standard Bank of SA Limited – SA rand	**28**	25
105	**120**	Nedbank Limited – SA rand	**18**	14
30	**30**	Absa Bank Limited – SA rand	**5**	4
4,027	**8,095**		**1,232**	542
		(1) **Mandatory convertible bonds – issued September 2010**		
–	**5,729**	Senior unsecured fixed-rate bonds	**872**	–
–	**10**	Accrued interest	**2**	–
–	**5,739**		**874**	–

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	

26 Borrowings (continued)

		[2] **Rated bonds – issued April 2010**		
–	**6,570**	Senior unsecured fixed-rate bonds	**1,000**	–
–	**(110)**	Unamortised discount and bond issue costs	**(17)**	–
–	**6,460**		**983**	–
–	**77**	Accrued interest	**12**	–
–	**6,537**		**995**	–

		[3] **3.5% Convertible bonds – issued May 2009**		
5,450	**4,813**	Senior unsecured fixed-rate bonds	**733**	733
(1,033)	**(744)**	Unamortised discount and bond issue costs	**(113)**	(139)
4,417	**4,069**		**620**	594
16	**20**	Accrued interest	**3**	2
4,433	**4,089**		**623**	596

		[4] **FirstRand Bank Limited loan facility (R1.5bn)**		
–	**700**	Drawn down	**107**	–
–	**1**	Accrued interest	**–**	–
–	**701**		**107**	–

		[5] **Syndicated loan facility ($1bn)**		
–	**329**	Drawn down	**50**	–
–	**(79)**	Unamortised loan issue costs	**(12)**	–
–	**250**		**38**	–
–	**1**	Accrued interest	**–**	–
–	**251**		**38**	–

		[6] **Syndicated loan facility ($1,150m)**		
7,621	**–**	Drawn down in US dollars and Australian dollars	**–**	1,025
(9)	**–**	Unamortised loan issue costs	**–**	(1)
7,612	**–**		**–**	1,024
4	**–**	Accrued interest	**–**	–
7,616	**–**		**–**	1,024

		[7] **Standard Chartered term facility**		
1,860	**–**	Drawn down	**–**	250
(103)	**–**	Unamortised loan issue costs	**–**	(14)
1,757	**–**		**–**	236
15	**–**	Accrued interest	**–**	2
1,772	**–**		**–**	238

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		27 Environmental rehabilitation and other provisions		
		Environmental rehabilitation obligations		
		Provision for decommissioning		
1,525	**1,345**	Balance at beginning of year	**181**	161
(51)	**86**	Change in estimates [(1)]	**11**	(6)
(21)	**(1)**	Transfer to assets held for sale	**–**	(2)
59	**62**	Unwinding of decommissioning obligation (note 7)	**9**	7
(167)	**(89)**	Translation	**12**	21
1,345	**1,403**	Balance at end of year	**213**	181
		Provision for restoration		
2,037	**1,764**	Balance at beginning of year	**237**	215
21	**259**	Charge to income statement	**36**	3
10	**343**	Change in estimates [(1)]	**47**	1
(13)	**–**	Transfer to assets held for sale	**–**	(2)
60	**78**	Unwinding of restoration obligation (note 7) [(2)]	**11**	7
(64)	**(45)**	Utilised during the year	**(6)**	(8)
(287)	**(179)**	Translation	**13**	21
1,764	**2,220**	Balance at end of year	**338**	237
		Other provisions		
298	**242**	Balance at beginning of year	**33**	32
23	**128**	Charge to income statement	**17**	3
3	**–**	Change in estimates	**–**	–
(22)	**–**	Transfer to trade and other payables	**–**	(3)
1	**–**	Unwinding of other provisions (note 7)	**–**	–
(84)	**(98)**	Utilised during the year	**(13)**	(10)
23	**(22)**	Translation	**1**	11
242	**250**	Balance at end of year	**38**	33
		Other provisions comprise the following:		
232	**245**	– provision for labour, environmental, tax and civil court settlements in South America [(3)]	**37**	32
10	**5**	– provision for employee compensation claims in Australasia [(4)]	**1**	1
242	**250**		**38**	33
3,351	**3,873**	Total environmental rehabilitation and other provisions	**589**	451

(1) The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relating to rehabilitation estimates and a change in the quantities of material in reserves and corresponding change in the life of mine plan. These provisions are expected to unwind beyond the end of the life of mine.

(2) Included in the unwinding of the restoration obligation is $2m, R13m (2009: nil) which is recoverable from a third party. The asset is included in non-current debtors.

(3) Comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes. The liability is expected to unwind over the next two-to-five-year period.

(4) Comprises an estimate of potential workers compensation liability in Australia based on claims with regard to work-related incidents. The liability is expected to be settled in the next three-to-five-year period.

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	

28 Provision for pension and post-retirement benefits

Defined benefit plans

The group has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:

(38)	**(1)**	AngloGold Ashanti Limited Pension Fund asset	**–**	(5)
1,095	**1,161**	Post-retirement medical scheme for AngloGold Ashanti Limited South African employees	**176**	147
68	**78**	Other defined benefit plans [1]	**12**	10
1,125	**1,238**	Sub-total	**188**	152
		Transferred to other non-current assets (note 20):		
38	**1**	– AngloGold Ashanti Limited Pension Fund	**–**	5
16	**17**	– Post-retirement medical scheme for Rand Refinery employees	**3**	2
–	**1**	– Ashanti Retired Staff Pension Plan	**–**	–
–	**1**	– Retiree Medical Plan for Nufcor South Africa employees	**–**	–
1,179	**1,258**		**191**	159

		[1] Other defined benefit plans comprise the following:		
1	**(1)**	– Ashanti Retired Staff Pension Plan (asset) liability	**–**	–
59	**74**	– Obuasi Mines Staff Pension Scheme	**11**	9
(16)	**(17)**	– Post-retirement medical scheme for Rand Refinery employees (asset)	**(3)**	(2)
17	**17**	– Retiree Medical Plan for North American employees	**3**	2
7	**6**	– Supplemental Employee Retirement Plan (SERP) for North America (USA) Inc. employees	**1**	1
–	**(1)**	– Retiree Medical Plan for Nufcor South Africa employees (asset)	**–**	–
68	**78**		**12**	10

AngloGold Ashanti Limited Pension Fund

The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year. The valuation as at 31 December 2010 was completed at the beginning of 2011 using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pensions, as well as returns on investments.

A formal regulatory valuation is required by legislation every three years. The regulatory valuation effective 31 December 2008 was completed in March 2010. The next regulatory valuation of the Fund will have an effective date no later than 31 December 2011.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

Group – Notes to the financial statements

For the year ended 31 December

28 Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Limited Pension Fund (continued)

Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:

SA Rands 2009	SA Rands 2010	Figures in million	US Dollars 2010	US Dollars 2009
		Benefit obligation		
1,885	**1,998**	Balance at beginning of year	**269**	199
51	**50**	Current service cost	**7**	6
137	**179**	Interest cost	**25**	16
13	**13**	Participants' contributions	**2**	2
(20)	**154**	Actuarial loss (gain)	**21**	(2)
(68)	**(203)**	Benefits paid	**(28)**	(8)
–	**–**	Translation	**38**	56
1,998	**2,191**	Balance at end of year	**334**	269
		Plan assets		
1,785	**2,036**	Balance at beginning of year	**274**	188
165	**209**	Expected return on plan assets	**29**	20
99	**81**	Actuarial gain	**11**	12
42	**56**	Company contributions	**8**	5
13	**13**	Participants' contributions	**2**	2
(68)	**(203)**	Benefits paid	**(28)**	(8)
–	**–**	Translation	**38**	55
2,036	**2,192**	Fair value of plan assets at end of year	**334**	274
38	**1**	Funded status at end of year	**–**	5
38	**1**	Net amount recognised	**–**	5
		Components of net periodic benefit cost		
137	**179**	Interest cost	**25**	16
51	**50**	Current service cost	**7**	6
(165)	**(209)**	Expected return on assets	**(29)**	(20)
23	**20**	Net periodic benefit cost	**3**	2

	2010	2009
	US Dollars	

28 Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Limited Pension Fund (continued)

Assumptions

Assumptions used to determine benefit obligations at the end of the year are as follows:

	2010	2009
Discount rate	**8.50%**	9.25%
Rate of compensation increase [1]	**7.25%**	7.50%
Expected long-term return on plan assets [2]	**9.99%**	10.63%
Pension increase	**4.73%**	4.95%

[1] The short-term compensation rate increase is 7.5% (2009: 7%) and the long-term compensation rate increase is 7.25% (2009: 7.5%).

[2] The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.

Plan assets

AngloGold Ashanti Limited's pension plan asset allocations at the end of the year, by asset category, are as follows:

	2010	2009
Equity securities	**60%**	60%
Debt securities	**36%**	32%
Other	**4%**	8%
	100%	100%

Investment policy

The Trustees have adopted a long-term horizon in formulating the Fund's investment strategy, which is consistent with the term of the Fund's liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.

The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund's assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.

The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund's overall investment philosophy and strategy.

Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund's Investment Sub-Committee at least every six months.

Group – Notes to the financial statements
For the year ended 31 December

28 Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Limited Pension Fund (continued)
Investment policy (continued)

	Number of shares	Percentage of total assets	Fair value	Number of shares	Percentage of total assets	Fair value
US Dollars million		2010			2009	
Related parties						
Investments held in related parties are summarised as follows:						
Equity securities						
AngloGold Ashanti Limited	119,758	1.8%	6	296,410	4.5%	12
Other investments exceeding 5% of total plan assets						
Equities						
Sasol Limited	–		–	424,680	6.2%	17
SABMiller Plc	–		–	759,600	8.0%	22
Bonds						
IFM Corporate Bond Unit Trust	267,975,059	12.2%	41	158,630,977	7.3%	20
Allan Gray Orbis Global Equity Fund	243,210	9.0%	30	312,715	13.0%	36
			71			95
SA Rands million						
Related parties						
Investments held in related parties are summarised as follows:						
Equity securities						
AngloGold Ashanti Limited	119,758	1.8%	39	296,410	4.5%	91
Other investments exceeding 5% of total plan assets						
Equities						
Sasol Limited	–		–	424,680	6.2%	127
SABMiller Plc	–		–	759,600	8.0%	164
Bonds						
IFM Corporate Bond Unit Trust	267,975,059	12.2%	268	158,630,977	7.3%	148
Allan Gray Orbis Global Equity Fund	243,210	9.0%	196	312,715	13.0%	264
			464			703

Cash flows
Contributions
The company expects to contribute $7m, R44m (2010: $6m, R41m) to its pension plan in 2011.

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	

28 Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Limited Pension Fund (continued)
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2009	2010		2010	2009
167		2011	**25**	
167		2012	**25**	
167		2013	**25**	
168		2014	**26**	
169		2015	**26**	
1,353		Thereafter	**207**	

Post-retirement medical scheme for AngloGold Ashanti Limited South African employees

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2010.

Information with respect to the defined benefit liability is as follows:

Benefit obligation

2009	2010		2010	2009
1,070	**1,095**	Balance at beginning of year	**147**	113
4	**6**	Current service cost	**1**	1
75	**97**	Interest cost	**13**	9
(86)	**(104)**	Benefits paid	**(14)**	(10)
32	**67**	Actuarial loss	**9**	4
–	**–**	Translation	**20**	30
1,095	**1,161**	Balance at end of year	**176**	147
(1,095)	**(1,161)**	Unfunded status at end of year	**(176)**	(147)
(1,095)	**(1,161)**	Net amount recognised	**(176)**	(147)

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		28 Provision for pension and post-retirement benefits (continued)		
		Post-retirement medical scheme for AngloGold Ashanti Limited South African employees (continued)		
		Components of net periodic benefit cost		
4	**6**	Current service cost	**1**	1
75	**97**	Interest cost	**13**	9
79	**103**	Net periodic benefit cost	**14**	10
		Assumptions		
		Assumptions used to determine benefit obligations at the end of the year are as follows:		
		Discount rate	**8.50%**	9.25%
		Expected increase in health care costs	**7.60%**	7.00%
		Assumed health care cost trend rates at 31 December:		
		Health care cost trend assumed for next year	**7.60%**	7.00%
		Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**7.60%**	7.00%
	1% point increase	Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:	**1% point increase**	
	13	Effect on total service and interest cost	**2**	
	142	Effect on post-retirement benefit obligation	**22**	
	1% point decrease		**1% point decrease**	
	(11)	Effect on total service and interest cost	**(2)**	
	(120)	Effect on post-retirement benefit obligation	**(18)**	

Cash flows

Contributions

AngloGold Ashanti Limited expects to contribute $14m, R95m (2010: $14m, R104m) to the post-retirement medical plan in 2011.

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	

28 Provision for pension and post-retirement benefits (continued)

Post-retirement medical scheme for AngloGold Ashanti Limited South African employees (continued)

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2009	2010		2010	2009
	95	2011	14	
	105	2012	16	
	107	2013	16	
	108	2014	16	
	107	2015	16	
	639	Thereafter	98	

Other defined benefit plans

Other defined benefit plans include the Ashanti Retired Staff Pension Plan, the Obuasi Mines Staff Pension Scheme, the Post-retirement medical scheme for Rand Refinery employees, the Retiree Medical Plan for North American employees, the Supplemental Employee Retirement Plan for North America (USA) Inc. employees and the Nuclear Fuels South Africa (NUFCOR) – Retiree Medical Plan for Nufcor South Africa employees.

Information in respect of other defined benefit plans for the year ended 31 December 2010 has been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost and is as follows:

Benefit obligation

2009	2010		2010	2009
166	131	Balance at beginning of year	18	17
6	6	Interest cost	1	–
(2)	35	Actuarial loss (gain)	5	–
(14)	(15)	Benefits paid	(2)	(1)
(25)	(14)	Translation	–	2
131	143	Balance at end of year	22	18

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
		28 Provision for pension and post-retirement benefits (continued)		
		Other defined benefit plans (continued)		
		Plan assets		
60	**63**	Fair value of plan assets at beginning of year	**8**	6
4	**5**	Expected return on plan assets	**1**	–
3	**3**	Actuarial gain	**1**	–
(3)	**(4)**	Benefits paid	**(1)**	–
(1)	**(2)**	Translation	**1**	2
63	**65**	Fair value of plan assets at end of year	**10**	8
(68)	**(78)**	Net amount recognised analysed as follows:	**(12)**	(10)
15	**19**	– funded plans	**3**	2
(83)	**(97)**	– unfunded plans	**(15)**	(12)
		Components of net periodic benefit cost		
6	**6**	Interest cost	**1**	–
(4)	**(5)**	Expected return on plan assets	**(1)**	–
2	**1**	Net periodic benefit cost	**–**	–

Cash flows

The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members. The companies do not make contributions to these plans.

Estimated future benefit payments

The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2009	2010		2010	2009
	12	2011	**2**	
	11	2012	**2**	
	11	2013	**2**	
	11	2014	**2**	
	11	2015	**2**	
	87	Thereafter	**12**	

28 Provision for pension and post-retirement benefits (continued)

Five-year defined benefit plan disclosure

Figures in million	2010	2009	2008	2007	2006
US Dollars					
AngloGold Ashanti Limited Pension Fund					
Defined benefit obligation	**334**	269	199	257	224
Plan assets	**(334)**	(274)	(188)	(293)	(262)
Net (funded) unfunded	**–**	(5)	11	(36)	(38)
Experience adjustments on plan liabilities	**–**	3	17	3	14
Experience adjustments on plan assets	**(11)**	(12)	33	1	(40)
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees					
Defined benefit obligation	**176**	147	113	165	156
Unfunded	**176**	147	113	165	156
Experience adjustments on plan liabilities	**1**	16	6	(2)	(8)
Other defined benefit plans					
Defined benefit obligation	**22**	18	17	18	19
Plan assets	**(10)**	(8)	(6)	(9)	(8)
Unfunded	**12**	10	11	9	11
Experience adjustments on plan liabilities	**5**	–	1	1	–
Experience adjustments on plan assets	**–**	–	1	–	–
SA Rands					
AngloGold Ashanti Limited Pension Fund					
Defined benefit obligation	**2,191**	1,998	1,885	1,753	1,568
Plan assets	**(2,192)**	(2,036)	(1,785)	(1,997)	(1,835)
Net (funded) unfunded	**(1)**	(38)	100	(244)	(267)
Experience adjustments on plan liabilities	**3**	24	138	23	95
Experience adjustments on plan assets	**(81)**	(99)	276	6	(272)
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees					
Defined benefit obligation	**1,161**	1,095	1,070	1,121	1,094
Unfunded	**1,161**	1,095	1,070	1,121	1,094
Experience adjustments on plan liabilities	**6**	134	46	(13)	(57)
Other defined benefit plans					
Defined benefit obligation	**143**	131	166	134	132
Plan assets	**(65)**	(63)	(60)	(67)	(63)
Unfunded	**78**	68	106	67	69
Experience adjustments on plan liabilities	**31**	(2)	10	5	3
Experience adjustments on plan assets	**(3)**	(3)	13	(2)	–

Group – Notes to the financial statements

For the year ended 31 December

28 Provision for pension and post-retirement benefits (continued)

Defined contribution funds
Contributions to the various retirement schemes are fully expensed during the year in which they are made and the cost of contributing to retirement benefits for the year amounted to $64m, R471m (2009: $53m, R447m).

Australia (Sunrise Dam)
The region contributes to various approved superannuation funds for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the group of all these contributions amounted to $4m, R26m (2009: $4m, R34m).

Ghana and Guinea (Iduapriem, Obuasi and Siguiri)
AngloGold Ashanti Limited's mines in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invest mainly in Ghana and Guinea government treasury instruments, fixed term deposits and other investments. The cost of these contributions was $5m, R38m (2009: $4m, R34m).

Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Life Assurance Company (Namibia) Limited. Both the company and the employees contribute to this fund. The cost to the group of all these contributions amounted to $1m, R11m (2009: $1m, R10m).

North America (Cripple Creek & Victor)
AngloGold Ashanti Limited US sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti Limited USA. AngloGold Ashanti Limited USA's contributions were $2m, R14m (2009: $2m, R14m).

South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka and TauTona)
South Africa contributes to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to $48m, R353m (2009: $41m, R344m).

South America (AngloGold Ashanti Córrego do Sitío Mineração, Cerro Vanguardia and Serra Grande)
AngloGold Ashanti in South America operates defined contribution arrangements for its employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL (Plano Gerador de Beneficio Livre) fund, similar to the American 401(k) type of plan was started in December 2001. Administered by Bradesco Previdencia e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group. Employees in Argentina contribute 11% of their salaries towards the Argentinean pension fund. The company makes a contribution of 17% of an employee's salary on behalf of employees to the same fund. Contributions amounted to $4m, R29m (2009: $1m, R11m).

Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee's choice, and the company also makes a contribution on the employee's behalf to the same fund. On leaving the group, employees may withdraw their contribution from the fund. From July 2005, the company has set up a supplemental provident fund which is administered by the PPF with membership available to permanent national employees on a voluntary basis. The company makes no contribution towards any retirement schemes for contracted expatriate employees. The company contributes to the NSSF on behalf of expatriate employees. On termination of employment the company may apply for a refund of contributions from the NSSF.

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	

29 Deferred taxation

Deferred taxation relating to temporary differences is made up as follows:

2009	2010		2010	2009
		Liabilities		
9,883	**9,137**	Tangible assets	**1,391**	1,329
85	**67**	Inventories	**10**	11
9	**–**	Derivatives	**–**	1
26	**29**	Other	**4**	4
10,003	**9,233**		**1,405**	1,345
		Assets		
1,326	**1,672**	Provisions	**254**	178
2,488	**7**	Derivatives	**1**	335
998	**1,739**	Tax losses	**264**	134
43	**36**	Other	**6**	6
4,855	**3,454**		**525**	653
5,148	**5,779**	Net deferred taxation liability	**880**	692
		Included in the statement of financial position as follows:		
451	**131**	Deferred tax assets	**20**	61
5,599	**5,910**	Deferred tax liabilities	**900**	753
5,148	**5,779**	Net deferred taxation liability	**880**	692
		The movement on the deferred tax balance is as follows:		
5,363	**5,148**	Balance at beginning of year	**692**	567
304	**39**	Taxation on items included in other comprehensive income	**5**	40
(166)	**923**	Income statement movement	**129**	(17)
(353)	**(331)**	Translation	**54**	102
5,148	**5,779**	Balance at end of year	**880**	692

No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures because it is expected that such earnings will not be distributed as a dividend in the foreseeable future. These foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $532m, R3,492m (2009: $409m, R3,045m).

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		30 Trade, other payables and deferred income		
		Non-current		
58	**58**	Accruals	**9**	8
42	**44**	Deferred income	**7**	5
8	**8**	Other payables	**1**	1
108	**110**		**17**	14
		Current		
2,531	**2,653**	Trade payables	**404**	340
1,569	**1,749**	Accruals	**266**	211
93	**69**	Deferred income	**10**	13
139	**159**	Other payables	**25**	18
4,332	**4,630**		**705**	582
4,440	**4,740**	Total trade, other payables and deferred income	**722**	596

Current trade and other payables are non-interest bearing and are normally settled within 60 days.

2009	2010	**31 Taxation**	2010	2009
1,033	**1,059**	Balance at beginning of year	**142**	109
(1,232)	**(1,371)**	Payments during the year	**(188)**	(147)
1,338	**1,095**	Provision during the year	**147**	164
3	**6**	Transfer to recoverable tax in non-current trade and other receivables and assets held for sale	**1**	–
(83)	**(83)**	Translation	**5**	16
1,059	**706**	Balance at end of year	**107**	142
		Included in the statement of financial position as follows:		
127	**176**	Taxation asset included in trade and other receivables	**27**	17
1,186	**882**	Taxation liability	**134**	159
1,059	**706**		**107**	142

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	

32 Cash generated from operations

2009	2010		2010	2009
(1,173)	**3,036**	Profit (loss) before taxation	**405**	(121)
		Adjusted for:		
		Movement on non-hedge derivatives and other		
14,417	**2,946**	commodity contracts	**408**	1,787
4,615	**5,022**	Amortisation of tangible assets (notes 4, 9 and 15)	**690**	555
1,146	**1,203**	Finance costs and unwinding of obligations (note 7)	**166**	139
(47)	**535**	Environmental rehabilitation and other expenditure	**78**	(6)
(5,148)	**1,076**	Special items	**152**	(683)
18	**18**	Amortisation of intangible assets (notes 4 and 16)	**2**	2
(467)	**921**	Deferred stripping	**125**	(48)
		Fair value adjustment on option component of		
249	**(39)**	convertible bonds	**1**	33
–	**382**	Fair value loss on mandatory convertible bonds	**55**	–
(444)	**(311)**	Interest received (note 3)	**(43)**	(54)
(785)	**(467)**	Share of equity accounted investments' profit (note 8)	**(63)**	(94)
(853)	**250**	Other non-cash movements	**37**	(115)
(951)	**(1,537)**	Movements in working capital	**(299)**	(50)
10,577	**13,035**		**1,714**	1,345
		Movements in working capital:		
634	**(667)**	(Increase) decrease in inventories	**(236)**	(155)
106	**(781)**	(Increase) decrease in trade and other receivables	**(142)**	(45)
(1,691)	**(89)**	Increase (decrease) in trade and other payables	**79**	150
(951)	**(1,537)**		**(299)**	(50)

33 Related parties

2009	2010		2010	2009
		Material related party transactions were as follows (not attributable):		
		Sales and services rendered to related parties		
155	**137**	Joint ventures	**19**	19
(1)	**(5)**	Associates	**(1)**	–
		Purchases and services acquired from related parties		
16	**20**	Associates	**3**	2
		Outstanding balances arising from sale of goods and services and other loans due by related parties		
34	**56**	Joint ventures	**8**	5
59	**17**	Associates	**3**	8

Group – Notes to the financial statements

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	

33 Related parties (continued)

Amounts owed to/due by related parties are unsecured and non-interest bearing. Terms relating to associate and joint venture related parties are detailed in note 17.

Details of guarantees to related parties are included in note 34.

Directors and other key management personnel

Details relating to directors' emoluments and shareholdings in the company are disclosed in the Remuneration and Directors' reports. (Detailed from page 214).

Compensation to key management personnel includes the following:

2009	2010		2010	2009
92	**97**	– short-term employee benefits	**13**	11
13	**12**	– post-employment benefits	**2**	1
23	**9**	– share-based payments	**1**	3
128	**118**		**16**	15

34 Contractual commitments and contingencies

Operating leases

At 31 December 2010, the group was committed to making the following payments in respect of operating leases for amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

Expiry:

2009	2010		2010	2009
70	**116**	– within one year	**18**	9
13	**48**	– between one and two years	**7**	2
28	**12**	– between two and five years	**2**	4
1	**3**	– after five years	**–**	–
112	**179**		**27**	15

34 Contractual commitments and contingencies (continued)

Finance leases

The group has finance leases for plant and equipment, buildings and motor vehicles. The leases for plant and equipment and buildings have terms of renewal but no purchase options. The motor vehicle leases have no purchase options. Renewals are at the option of the specific entity that holds the lease. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

Present value of payments	Minimum payments	Figures in million	Minimum payments	Present value of payments
2010				**2010**
SA Rands				**US Dollars**
37	**68**	Within one year	**10**	**6**
118	**222**	After one year but not more than five years	**34**	**17**
228	**314**	More than five years	**48**	**35**
383	**604**	Total minimum lease payments	**92**	**58**
–	**(221)**	Amounts representing finance charges	**(34)**	**–**
383	**383**	Present value of minimum lease payments	**58**	**58**
2009				**2009**
40	73	Within one year	10	5
149	262	After one year but not more than five years	35	20
241	350	More than five years	48	34
430	685	Total minimum lease payments	93	59
–	(255)	Amounts representing finance charges	(34)	–
430	430	Present value of minimum lease payments	59	59

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
		Capital commitments		
		Acquisition of tangible assets		
976	**1,156**	Contracted for	**176**	131
12,515	**6,494**	Not contracted for	**988**	1,683
13,491	**7,650**	Authorised by the directors	**1,164**	1,814
		Allocated to:		
		Project capital		
1,965	**2,841**	– within one year	**433**	264
4,419	**702**	– thereafter	**107**	594
6,384	**3,543**		**540**	858
		Stay-in-business capital		
5,244	**2,664**	– within one year	**404**	705
1,863	**1,443**	– thereafter	**220**	251
7,107	**4,107**		**624**	956
42	**81**	Share of underlying capital commitments of joint ventures	**12**	6

Group – Notes to the financial statements

For the year ended 31 December

34 Contractual commitments and contingencies (continued)

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
		Purchase obligations		
		Contracted for		
2,573	**2,614**	– within one year	**398**	346
713	**922**	– thereafter	**140**	96
3,286	**3,536**		**538**	442

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Summary of contracted uranium sales as at 31 December 2010
The group had the following forward pricing uranium commitments:

Year	000lbs [1]	Average contracted price ($/lbs) [2]
2011	494	33.97
2012	494	34.35
2013	494	34.74

Great Noligwa, Kopanang and Moab Khotsong produced 1.46m pounds of uranium oxide in 2010 (2009: 1.44m pounds).

[1] Certain contracts allow the buyer to adjust the purchase quantity within a specified range.

[2] Certain contracts are subject to price adjustment mechanisms. In these cases the price disclosed indicates the previous periodic price reset.

In addition, the group had gold sale commitments as disclosed in note 35.

34 Contractual commitments and contingencies (continued)

Liabilities included in the statement of financial position	Guarantees and contingencies	Liabilities included in the statement of financial position	Guarantees and contingencies	Figures in million	Guarantees and contingencies	Liabilities included in the statement of financial position	Guarantees and contingencies	Liabilities included in the statement of financial position
2009		2010			2010		2009	
SA Rands					US Dollars			
				Contingent liabilities				
–	–	–	–	Groundwater pollution (1)	–	–	–	–
–	–	–	–	Deep groundwater pollution – South Africa (2)	–	–	–	–
–	560	–	587	Sales tax on gold deliveries – Brazil (3)	89	–	76	–
–	191	–	219	Other tax disputes – Brazil (4)	34	–	25	–
–	67	–	70	Indirect taxes – Ghana (5)	11	–	9	–
–	–	–	–	ODMWA litigation (6)	–	–	–	–
				Contingent assets				
–	–	–	–	Royalty – Boddington Gold Mine (7)	–	–	–	–
–	–	–	–	Royalty – Tau Lekoa Gold Mine (8)	–	–	–	–
				Guarantees				
				Financial guarantees				
–	100	–	100	Oro Group (Pty) Limited (9)	15	–	13	–
				Hedging guarantees				
3,293	3,293	–	–	Ashanti Treasury Services (10) (13)	–	–	443	443
3,213	3,213	–	–	Geita Management Company (11) (13)	–	–	432	432
1,071	1,071	–	–	AngloGold South America (12) (13)	–	–	144	144
1,679	1,679	–	–	AngloGold USA Trading Company (12) (13)	–	–	226	226
–	–	–	–	Cerro Vanguardia S.A. (12) (13)	–	–	–	–
9,256	10,174	–	976		149	–	1,368	1,245

Contingent liabilities

(1) AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Group – Notes to the financial statements

For the year ended 31 December

34 Contractual commitments and contingencies (continued)

Contingent liabilities (continued)

(3) Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Córrego do Sitío Mineração S.A. manages the operation and its attributable share of the first assessment is approximately $55m, R363m (2009: $47m, R347m). In November 2006, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the company's attributable share of the assessment is approximately $34m, R224m (2009: $29m, R213m). The company believes both assessments are in violation of federal legislation on sales taxes.

(4) MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $10m, R64m (2009: $8m, R66m). AngloGold Ashanti Limited subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $24m, R155m (2009: $17m, R125m).

(5) AngloGold Ashanti (Ghana) Limited received a tax assessment for $11m, R70m (2009: $9m, R67m) during September 2009 in respect of the 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(6) The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on 3 March 2011.

Following the judgement, Mr Mankayi's executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.

The company is still studying the details of the Constitutional Court judgement and will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made for this possible obligation.

Contingent assets

(7) As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R657m. Royalties of $4m, R30m were received during the year.

(8) As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty will be determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties of $3m, R21m were received during the year.

Guarantees

(9) The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $15m, R100m (2009: $13m, R100m). The suretyship agreements have a termination notice period of 90 days.

(10) The group, together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitments of its wholly owned subsidiary Ashanti Treasury Services Limited (ATS).

(11) The group and its wholly owned subsidiary, AngloGold Ashanti Holdings plc, have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the Geita Management Company Limited (GMC) of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due.

(12) The group has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

(13) At 31 December 2010, the group had no open gold hedge contracts.

35 Financial risk management activities

In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the group
Risk management activities within the group are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The newly formed Risk and Information Integrity Committee is responsible for overseeing risk management plans and systems, and the Audit and Corporate Governance Committee oversees financial risks which include a review of treasury activities and the group's counterparties.

The financial risk management objectives of the group are defined as follows:
- safeguarding the group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.

During the year, the group had utilised derivatives as part of its hedging of these risks. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the group completed its final tranche of the hedge buy-back programme and settled all forward gold and foreign exchange contracts that had been used by the group in the past to manage those risks. At year-end there were no net forward sales contracts (2009: 571kg), net call options sold (2009: 120,594kg) and net put options sold (2009: 27,071kg) outstanding.

Cash flow hedges
The group's cash flow hedges consist of commodity and foreign exchange forward contracts that are used to protect against exposures to variability in future commodity, foreign exchange and capital expenditure cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in other comprehensive income and reclassified to earnings as gold income or as an adjustment to depreciation expense pertaining to capital expenditure, when the forecast transactions affect the income statement.

The group does not have any cash flow hedge contracts relating to product sales as at 31 December 2010. Cash flow hedge losses pertaining to capital expenditure of $3m, R21m as at 31 December 2010 (2009: $4m, R27m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense until 2017.

The gains and losses on ineffective portions of such derivatives are recognised in the income statement. During the year to 31 December 2010, a loss of nil (2009: $5m, R40m) was recognised on non-hedge derivatives and other commodity contracts in the income statement due to hedge ineffectiveness.

Group – Notes to the financial statements
For the year ended 31 December

35 Financial risk management activities (continued)
Non-hedge derivatives
Loss on non-hedge derivatives and other commodity contracts is summarised as follows:

Figures in million	2010	2009
US Dollars		
Loss on hedge buy-back costs	**(2,698)**	(797)
(Loss) gain on realised non-hedge derivatives and other commodity contracts	**(277)**	254
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts	**2,273**	(990)
Loss on non-hedge derivatives and other commodity contracts per the income statement	**(702)**	(1,533)
SA Rands		
Loss on hedge buy-back costs	**(18,954)**	(6,315)
(Loss) gain on realised non-hedge derivatives and other commodity contracts	**(2,073)**	2,476
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts	**15,891**	(8,095)
Loss on non-hedge derivatives and other commodity contracts per the income statement	**(5,136)**	(11,934)

The loss on non-hedge derivatives and other commodity contracts was $702m, R5,136m (2009: $1,533m, R11,934m). This is as a result of the accelerated hedge book settlement, normal realised losses on non-hedge derivatives and the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities. In 2009, forward gold contracts previously qualifying for the normal sale exemption were included in the statement of financial position, with a change in fair value recognised in the income statement as a non-hedge derivative loss of $556m, R4,144m.

During 2010, the group eliminated its gold hedge book resulting in full exposure to the prevailing gold price. The loss on scheduled hedge book maturities during 2010 was $277m, R2,073m. The loss on non-hedge derivatives includes a realised loss of $2,698m, R18,954m, relating to the final tranche of the accelerated hedge buy-back of approximately 3Moz that commenced in September 2010 and was concluded on 7 October 2010 at an average price of $1,300/oz. The realised loss mainly consists of accelerated cash settlement of non-hedge derivative positions of $2,611m, R18,333m. The final phase of hedge restructuring was funded with proceeds from the equity offering and the mandatory convertible bonds issued in September, as well as cash from internal sources and debt facilities.

During 2009, the company embarked on a hedge buy-back that resulted in the accelerated settlement of both non-hedge, forward and option gold contracts qualifying for the normal sale exemption (which permits the group to not record such amounts in its financial statements until the maturity date of the contract) under which the group had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. As a result of the accelerated settlement of the normal sale exempted contracts, all remaining contracts scheduled to mature in later periods had been determined to not meet all of the requirements necessary for them to continue to qualify for the normal sales exemption in future periods and were accounted for as non-hedge derivatives and recorded on the statement of financial position at fair value with fair value changes recognised in the income statement.

The total realised loss before taxation as a result of the hedge elimination (hedge buy-back) effected during the year was $2,698m, R18,954m (2009: $797m, R6,315m), of which $2,293m, R16,077m (2009: $217m, R1,719m) was due to the accelerated settlement of non-hedge derivatives and $405m, R2,877m (2009: $580m, R4,596m) was due to the accelerated settlement of forward gold contracts previously qualifying for the normal sale exemption.

Net open hedge position as at 31 December 2010
As at 31 December 2010, AngloGold Ashanti had no outstanding commitments against future production as a result of the elimination of the hedge book. At 31 December 2009, the marked-to-market value of all derivatives, irrespective of accounting designation, making up the hedge position was negative $2.18bn, negative R16.18bn based on a gold price of $1,102 per ounce, exchange rates of $1 = R7.4350 and A$1 = $0.8967 and the market interest rates and volatilities prevailing at that date.

35 Financial risk management activities (continued)

Net open hedge position as at 31 December 2010 (continued)
The table below reflects the hedge position as at 31 December 2010 and includes the effect of all accelerated non-hedge settlements undertaken during the year.

Summary: All open contracts in the group's commodity hedge position as at 31 December 2010

Year	2010	2009
US Dollars/Gold		
Forward contracts		
Amount (kg)	–	(1,295) [1]
$/oz	–	$5,457 [1]
Put options sold		
Amount (kg)	–	25,827
$/oz	–	$764
Call options sold		
Amount (kg)	–	122,460
$/oz	–	$605
SA Rands/Gold		
Rand/Gold		
Forward contracts		
Amount (kg)	–	(1,244) [1]
R/kg	–	R232,225 [1]
Put options sold		
Amount (kg)	–	1,244
R/kg	–	R240,354
Call options sold		
Amount (kg)	–	1,244
R/kg	–	R262,862
Australian Dollars/Gold		
Forward contracts		
Amount (kg)	–	3,110
A$/oz	–	A$646
Call options purchased		
Amount (kg)	–	3,110
A$/oz	–	A$712
Total net gold		
Delta (kg)	–	(108,482) [2]
Delta (oz)	–	(3,487,779) [2]

The open delta hedge position of the group at 31 December 2010 was nil (31 December 2009: 3.49Moz or 108t).

[1] Represents a net long gold position and net short US dollars/rands position resulting from both forward sales and purchases for the period.

[2] The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2009.

Group – Notes to the financial statements

For the year ended 31 December

35 Financial risk management activities (continued)

Net open hedge position as at 31 December 2010 (continued)

As at 31 December 2010, the group had no open forward exchange or option contracts in its currency and gold hedge position.

The mix of hedging instruments, the volume of production hedged and the tenor of the hedge book is continually reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy.

Forward sales contracts require the future delivery of the underlying at a specified price.

A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date.

A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.

The group has sufficient undrawn borrowing facilities available to fund working capital requirements (notes 26 and 36).

The following are the contractual maturities of financial liabilities, including interest payments.

Non-derivative financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		Total
	Million	Effective rate %	Million	Effective rate %	Million	Effective rate %	Million	Effective rate %	Million
2010									
Financial guarantees [3]	15		–		–		–		15
Borrowings	306		142		1,792		1,695		3,935
– In USD	190	5.2	136	5.2	1,775	5.2	1,647	5.7	3,748
– ZAR in USD equivalent	114	7.3	4	9.8	15	9.8	48	9.8	181
– BRL in USD equivalent	2	5.3	2	5.7	2	6.0	–		6
Trade and other payables	703		–		–		–		703
2009									
Financial guarantees [3]	–		–		–		13		13
Borrowings	1,332		41		826		47		2,246
– In USD	1,327	2.3	35	3.5	810	3.5	–		2,172
– ZAR in USD equivalent	3	9.8	4	9.8	12	9.8	47	9.8	66
– BRL in USD equivalent	2	6.1	2	6.0	4	6.0	–		8
Trade and other payables	573		–		–		–		573

[3] Not included in the statement of financial position.

35 Financial risk management activities (continued)

Non-derivative financial liabilities (continued)
The contractual maturities of financial liabilities in SA rands can be calculated by applying the exchange rate in US dollars of $1 = R6.5701 at 31 December 2010 (2009: $1 = R7.4350).

Derivative financial assets and (liabilities)
At 31 December 2010, the group had no open hedge and non-hedge contracts as a result of the hedge book elimination. The following were the undiscounted forecast principal cash flows arising from all derivative contracts included in the statement of financial position (cash flow hedges and non-hedges) as at 31 December 2009 based on scheduled maturity dates:

Figures in million	Within one year	Between one and two years	Between two and five years	After five years	Total
US Dollars					
At 31 December 2009					
Cash inflows from assets	277	46	13	–	336
Cash outflows from liabilities	(722)	(543)	(1,468)	(18)	(2,751)
Net cash outflows	(445)	(497)	(1,455)	(18)	(2,415)
SA Rands					
At 31 December 2009					
Cash inflows from assets	2,068	339	93	–	2,500
Cash outflows from liabilities	(5,367)	(4,038)	(10,915)	(136)	(20,456)
Net cash outflows	(3,299)	(3,699)	(10,822)	(136)	(17,956)

Credit risk
Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Executive Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities. The combined maximum credit risk exposure at the reporting date by class of derivative financial instrument is $1m, R6m (2009: $335m, R2,490m) on a contract-by-contract basis.

The combined maximum credit risk exposure of the group is as follows:

Figures in million	2010	2009	2010	2009
	US Dollars		SA Rands	
Commodity option contracts	–	47	–	351
Forward sale commodity contracts	–	283	–	2,099
Warrants on shares	1	5	6	40
Total derivatives	1	335	6	2,490
Other investments	104	60	682	447
Other non-current assets	7	1	43	12
Trade and other receivables	120	80	790	599
Cash restricted for use (note 22)	43	65	283	481
Cash and cash equivalents (note 23)	575	1,100	3,776	8,176
Total financial assets	850	1,641	5,580	12,205
Financial guarantees	15	13	100	100
Total	865	1,654	5,680	12,305

In addition, the group has also guaranteed the hedging commitments of several subsidiary companies as disclosed in note 34.

Group – Notes to the financial statements

For the year ended 31 December

35 Financial risk management activities (continued)

Credit risk (continued)

Credit risk exposure of all derivatives netted by counterparties amounts to nil (2009: $104m, R773m). Trade and other receivables that are past due but not impaired totalled $85m, R556m (2009: $45m, R337m). Trade and other receivables that are impaired totalled $8m, R21m (2009: $32m, R237m) and other investments that are impaired totalled $2m, R16m (2009: nil). No other financial assets are past due but not impaired.

Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days. No impairment was recognised as the principal receivables continue to be in a sound financial position.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

Fair value of financial instruments

The estimated fair value of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the group's financial instruments as at 31 December are as follows:

Type of instrument

Figures in million	Carrying amount	Fair value	Carrying amount	Fair value
US Dollars	**2010**		**2009**	
Financial assets				
Other investments (note 18)	237	229	175	171
Other non-current assets	7	7	1	1
Trade and other receivables	120	120	80	80
Cash restricted for use (note 22)	43	43	65	65
Cash and cash equivalents (note 23)	575	575	1,100	1,100
Derivatives	1	1	335	335
Financial liabilities				
Borrowings (note 26)	2,704	3,054	1,931	2,153
Trade and other payables	703	702	573	572
Derivatives	176	176	2,701	2,701
SA Rands				
Financial assets				
Other investments (note 18)	1,555	1,507	1,302	1,279
Other non-current assets	43	43	12	13
Trade and other receivables	790	790	599	599
Cash restricted for use (note 22)	283	283	481	481
Cash and cash equivalents (note 23)	3,776	3,776	8,176	8,176
Derivatives	6	6	2,490	2,490
Financial liabilities				
Borrowings (note 26)	17,763	20,060	14,355	16,004
Trade and other payables	4,610	4,603	4,272	4,266
Derivatives	1,158	1,158	20,080	20,080

The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.

35 Financial risk management activities (continued)

Fair value of financial instruments (continued)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use and cash and cash equivalents
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Trade and other receivables and trade and other payables
The fair value of the non-current portion of trade and other receivables and trade and other payables has been calculated using market interest rates.

Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investment is carried at cost. There is no active market for the unlisted equity investment and fair value cannot be reliably measured.

Borrowings
The mandatory convertible bonds are carried at fair value. The convertible and rated bonds are carried at amortised cost and their fair values are their closing market value at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Mandatory convertible bonds carried at fair value
In September 2010, the group issued mandatory convertible bonds at a coupon rate of 6% due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. These bonds are convertible into a variable number of shares ranging from 18,140,000 at a share price equal to or less than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture.

The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The shareholders have authorised that the convertible bonds will be settled in equity and not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the group has chosen to recognise the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognised may differ from the principal amount.

Other convertible bonds that have been issued by the group will only be settled in equity if future events, outside the group's control, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount, in those circumstances the liabilities are recognised at amortised cost.

In determining the fair value liability of the mandatory convertible bonds, the group has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the group is to recognise interest expense separately from fair value adjustments in the income statement. Interest is recognised on the yield to maturity basis determined at the date of issue, which was 4.55%.

The contractual principal amount of the mandatory convertible bonds is $789m, provided the calculated share price of the group is within the range of $43.50 to $54.375. If the calculated share price is below $43.50, the group will recognise a gain on the principal amount and above $54.375 a loss. As at 31 December 2010, the actual share price was $49.23.

The total fair value of the mandatory convertible bonds on 15 September 2010 (date of issue) amounted to $819m. A bond issue discount of $30m was recognised in special items in the income statement. The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

Group – Notes to the financial statements

For the year ended 31 December

35 Financial risk management activities (continued)

Fair value of financial instruments (continued)

Derivatives

The fair value of derivatives are estimated based on ruling market prices, volatilities, interest rates and credit risk as at 31 December 2010 and includes all derivatives carried in the statement of financial position.

The group uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded. The group uses volatility inputs supplied by leading market participants (international banks).

Derivative assets (liabilities) comprise the following:

	Assets			Liabilities		
Figures in million	Cash flow hedge accounted	Non-hedge accounted	Total	Cash flow hedge accounted	Non-hedge accounted	Total
US Dollars	**2010**					
Embedded derivative	–	–	–	–	–	–
Warrants on shares	–	1	1	–	–	–
Option component of convertible bonds	–	–	–	–	(176)	(176)
Total derivatives	–	1	1	–	(176)	(176)
	2009					
Commodity option contracts	–	47	47	–	(2,034)	(2,034)
Forward sale commodity contracts	–	283	283	(37)	(441)	(478)
Gold interest rate swaps	–	–	–	–	(13)	(13)
Sub-total hedging	–	330	330	(37)	(2,488)	(2,525)
Embedded derivative	–	–	–	–	(1)	(1)
Warrants on shares	–	5	5	–	–	–
Option component of convertible bonds	–	–	–	–	(175)	(175)
Total derivatives	–	335	335	(37)	(2,664)	(2,701)

35 Financial risk management activities (continued)

Fair value of financial instruments (continued)

Derivative assets (liabilities) comprise the following: (continued)

	Assets			Liabilities		
Figures in million	Cash flow hedge accounted	Non-hedge accounted	Total	Cash flow hedge accounted	Non-hedge accounted	Total
SA Rands			**2010**			
Embedded derivative	–	–	–	–	**(2)**	**(2)**
Warrants on shares	–	**6**	**6**	–	–	–
Option component of convertible bonds	–	–	–	–	**(1,156)**	**(1,156)**
Total derivatives	–	**6**	**6**	–	**(1,158)**	**(1,158)**
			2009			
Commodity option contracts	–	351	351	–	(15,122)	(15,122)
Forward sale commodity contracts	–	2,099	2,099	(276)	(3,273)	(3,549)
Gold interest rate swaps	–	–	–	–	(99)	(99)
Sub-total hedging	–	2,450	2,450	(276)	(18,494)	(18,770)
Embedded derivative	–	–	–	–	(10)	(10)
Warrants on shares	–	40	40	–	–	–
Option component of convertible bonds	–	–	–	–	(1,300)	(1,300)
Total derivatives	–	2,490	2,490	(276)	(19,804)	(20,080)

At 31 December 2010, the group had no open derivative positions in its hedge book. The impact of credit risk adjustment totalled $150m, R1,113m at 31 December 2009.

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Group – Notes to the financial statements

For the year ended 31 December

35 Financial risk management activities (continued)

Fair value of financial instruments (continued)

The following table sets out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument
Assets measured at fair value

Figures in million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
US Dollars			**2010**				**2009**	
Financial assets at fair value through profit or loss								
Commodity option contracts – non-hedged	–	–	–	–	–	47	–	47
Forward sale commodity contracts – non-hedged	–	–	–	–	–	283	–	283
Warrants on shares	–	1	–	1	–	5	–	5
Available-for-sale financial assets								
Equity securities	124	–	–	124	111	–	–	111
SA Rands								
Financial assets at fair value through profit or loss								
Commodity option contracts – non-hedged	–	–	–	–	–	351	–	351
Forward sale commodity contracts – non-hedged	–	–	–	–	–	2,099	–	2,099
Warrants on shares	–	6	–	6	–	40	–	40
Available-for-sale financial assets								
Equity securities	814	–	–	814	829	–	–	829

35 Financial risk management activities (continued)

Type of instrument (continued)
Liabilities measured at fair value

Figures in million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
US Dollars		**2010**				**2009**		
Financial liabilities at fair value through profit or loss								
Commodity option contracts – non-hedged	–	–	–	–	–	2,034	–	2,034
Forward sale commodity contracts – non-hedged	–	–	–	–	–	441	–	441
Gold interest rate swaps – non-hedged	–	–	–	–	–	13	–	13
Option component of convertible bonds	–	**176**	–	**176**	–	175	–	175
Embedded derivatives	–	–	–	–	–	1	–	1
Mandatory convertible bonds	**872**	–	–	**872**	–	–	–	–
Cash flow hedges								
Forward sale commodity contracts – cash flow hedged	–	–	–	–	–	37	–	37
SA Rands								
Financial liabilities at fair value through profit or loss								
Commodity option contracts – non-hedged	–	–	–	–	–	15,122	–	15,122
Forward sale commodity contracts – non-hedged	–	–	–	–	–	3,273	–	3,273
Gold interest rate swaps – non-hedged	–	–	–	–	–	99	–	99
Option component of convertible bonds	–	**1,156**	–	**1,156**	–	1,300	–	1,300
Embedded derivatives	–	**2**	–	**2**	–	10	–	10
Mandatory convertible bonds	**5,729**	–	–	**5,729**	–	–	–	–
Cash flow hedges								
Forward sale commodity contracts – cash flow hedged	–	–	–	–	–	276	–	276

Group – Notes to the financial statements

For the year ended 31 December

35 Financial risk management activities (continued)

Sensitivity analysis

Derivatives

A principal part of the group's management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors,viz. commodity price, foreign exchange rate and interest rates under varying scenarios. There are no open hedge positions as a result of the hedge book elimination during 2010. Additionally, the group's management of risk is to monitor the sensitivity of the convertible bonds to changes in the AngloGold Ashanti Limited's share price and warrants on shares.

The following table discloses the approximate sensitivities of the US dollar's marked-to-market value of the hedge book, warrants on shares and the convertible bonds to key underlying factors at 31 December 2010 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in underlying factor (+)	Normal sale exempted million	Cash flow hedge accounted million	Non-hedge accounted million	Total change in fair value million	Total change in fair value million
US Dollars			**2010**			**2009**
Hedge book						
Currency (R/$)	**Spot(+R1)**				–	2
Currency (A$/$)	**Spot(+A$0.25)**				–	2
Currency (BRL/$)	**Spot(+BRL0.25)**				–	–
Gold price ($/oz)	**Spot(+$250)**				–	(915)
USD interest rate (%)	**IR(+0.1%)**				–	(4)
AUD interest rate (%)	**IR(+1.5%)**				–	–
Gold interest rate (%)	**IR(+0.1%)**				–	11
Convertible bonds						
AngloGold Ashanti Limited share price (US$)	**Spot(+$1)**			(10)	(10)	(9)
Warrants on shares						
B2Gold Corporation share price	**Spot(+C$0.25)**			1	1	1 [(4)]

35 Financial risk management activities (continued)

Sensitivity analysis (continued)
Derivatives (continued)

	Change in underlying factor (-)	Normal sale exempted million	Cash flow hedge accounted million	Non-hedge accounted million	Total change in fair value million	Total change in fair value million
US Dollars			**2010**			**2009**
Hedge book						
Currency (R/$)	Spot(-R1)				–	(6)
Currency (A$/$)	Spot(-A$0.25)				–	(2)
Currency (BRL/$)	Spot(-BRL0.25)				–	–
Gold price ($/oz)	Spot(-$250)				–	801
USD interest rate (%)	IR(-0.1%)				–	4
AUD interest rate (%)	IR(-1.5%)				–	–
Gold interest rate (%)	IR(-0.1%)				–	(11)
Convertible bonds						
AngloGold Ashanti Limited share price (US$)	Spot(-$1)			9	9	9
Warrants on shares						
B2Gold Corporation share price	Spot(-C$0.25)				–	(1) [4]

IR represents interest rate.

[4]   Change in B2Gold Corporation share price (+) of spot (+C$0.1) and change in share price (–) of spot (–C$0.1).

The sensitivity analysis in SA rands can be calculated by applying the exchange rate in US dollars of $1 = R6.5701 at 31 December 2010 (2009: $1 = R7.4350).

Mandatory convertible bonds

The mandatory convertible bond valuation is primarily linked to the AngloGold Ashanti Limited share price traded on the NYSE and fluctuates with reference to the NYSE share price and market interest rates. A change of $1 in the AngloGold Ashanti Limited share price will generally impact the value of the mandatory convertible bond price in a stable interest environment by $0.83.

Group – Notes to the financial statements

For the year ended 31 December

35 Financial risk management activities (continued)

Sensitivity analysis (continued)
Interest rate risk on other financial assets and liabilities (excluding derivatives)
The group also monitors interest rate risk on other financial assets and liabilities.

The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December 2010 (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.

	Change in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million	Change in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
			2010			2009
Financial assets						
USD denominated (%)	1.00	2	2	1.00	2	2
ZAR denominated (%) [5]	1.50	1	–	1.50	13	2
BRL denominated (%)	2.50	1	1	2.50	4	2
NAD denominated (%)	1.50	3	1	1.50	–	–
Financial liabilities						
USD denominated (%)	1.00	–	–	1.00	13	13
ZAR denominated (%)	1.50	2	–	1.50	–	–

The sensitivity analysis in SA rands can be calculated by applying the exchange rate in US dollars of $1 = R6.5701 at 31 December 2010 (2009: $1 = R7.4350).

[5] This is the only interest rate risk for the company.

Foreign exchange risk
Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2010 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total US dollars million	Change in borrowings total SA rands million	Change in exchange rate	Change in borrowings total US dollars million	Change in borrowings total SA rands million
			2010			2009
Borrowings						
USD denominated (R/$)	Spot (+R1)	–	2,551	Spot (+R1)	–	1,889
ZAR denominated (R/$)	Spot (+R1)	(19)	–	Spot (+R1)	(4)	–
BRL denominated (BRL/$)	Spot (+BRL0.25)	(1)	(5)	Spot (+BRL0.25)	(1)	(7)
USD denominated (R/$)	Spot (-R1)	–	(2,551)	Spot (-R1)	–	(1,889)
ZAR denominated (R/$)	Spot (-R1)	26	–	Spot (-R1)	5	–
BRL denominated (BRL/$)	Spot (-BRL0.25)	1	7	Spot (-BRL0.25)	1	9

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

36 Capital management

The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

During May 2009, the group secured a successful five year convertible bond issue raising $732.5m. The instrument carries a competitive coupon rate of 3.5% and a conversion price of $47.6126, a premium of 37.5% above the VWAP (volume weighted average price) on the day of the issue. The financing extends the tenor for some of the debt and reduces borrowing costs on the term facility. In July 2009, the group applied $797m to further reduce the hedge book and improve earnings leverage to a higher gold price.

During September 2009, $284m before underwriting discount and issue expenses was raised through an offering of 7,624,162 ordinary shares priced at $37.25 or R288.32 per ADS to partially finance the acquisition of an effective 45% interest in the Kibali gold project for a total consideration including liabilities of approximately $344m. The second tranche of the Boddington sale of $240m received towards the end of 2009 was applied to reduce debt.

During April 2010, the group completed the following key financing transactions:
- the issue of $1bn of 10-year and 30-year unsecured notes. The net proceeds were applied to repay and cancel amounts drawn under the $1,150m syndicated loan facility and the 2009 term facility. The offering consisted of $700m of 10-year unsecured notes at a semi-annual coupon of 5.375% and $300m of 30-year unsecured notes at a semi-annual coupon of 6.5%; and
- the entering of a four-year unsecured syndicated loan facility with a group of banks for $1bn which is charged at 175 basis points above LIBOR. The 2009 revolving credit facility, which was undrawn, was cancelled.

During September 2010, the group issued equity and mandatory convertible bonds. The equity offering raised $789m via the issue of 18,140,000 shares. The mandatory convertible bonds issued at a coupon rate of 6% raised a further $789m which will be settled in September 2013 by the issue of shares. On 26 October 2010, shareholders, by the requisite majority, approved a special resolution placing up to a maximum of 18,140,000 ordinary shares under the control of the directors, deliverable upon the conversion of the mandatory convertible bonds. These proceeds along with existing bank balances and facilities were deployed to eliminate all outstanding hedge commitments.

Gearing ratio (Net debt to EBITDA)

Figures in million	2010	2009
US Dollars		
Borrowings (note 26)	2,704	1,931
Mandatory convertible bonds (note 26) [1]	(874)	–
Corporate office finance lease (note 26)	(39)	(35)
Unamortised portion of the convertible and rated bonds	115	137
Cash restricted for use (note 22)	(43)	(65)
Cash and cash equivalents (note 23)	(575)	(1,100)
Net debt	1,288	868
EBITDA [2]	1,897	1,663
Gearing ratio (Net debt to EBITDA)	0.68:1	0.52:1
SA Rands		
Borrowings (note 26)	17,763	14,355
Mandatory convertible bonds (note 26) [1]	(5,739)	–
Corporate office finance lease (note 26)	(259)	(258)
Unamortised portion of the convertible and rated bonds	757	1,019
Cash restricted for use (note 22)	(283)	(481)
Cash and cash equivalents (note 23)	(3,776)	(8,176)
Net debt	8,463	6,459
EBITDA [2]	13,769	13,771
Gearing ratio (Net debt to EBITDA)	0.61:1	0.47:1

[1] For the purposes of this note, the mandatory convertible bonds are treated as equity and excluded from borrowings.

[2] Refer to Non-GAAP note 6 on page 375.

Company – Income statement

For the year ended 31 December

The company annual financial statements represent the South African operations and corporate office.

These company annual financial statements are a statutory requirement and are accordingly presented in South African rands only. The functional currency of the company is South African rands.

Figures in million	Notes	2010	2009
		SA Rands	
Revenue	1	**34,634**	13,525
Gold income	1	**15,827**	12,461
Cost of sales	2	**(10,579)**	(9,161)
Loss on non-hedge derivatives and other commodity contracts	30	**(1,483)**	(4,090)
Gross profit (loss)		**3,765**	(790)
Corporate administration, marketing and other expenses		**(1,026)**	(878)
Exploration costs		**(99)**	(52)
Other operating expenses	3	**(29)**	(41)
Special items	4	**(592)**	(303)
Operating profit (loss)		**2,019**	(2,064)
Dividends received from subsidiaries	1	**18,304**	543
Impairment of investments in subsidiaries	11	**(13,788)**	–
Impairment of investment in Margaret Water Company	10	**(6)**	(4)
Interest received	1	**127**	158
Net inter-company management fee and interest		**35**	35
Exchange gain		**35**	144
Finance costs and unwinding of obligations	5	**(107)**	(89)
Profit (loss) before taxation	6	**6,619**	(1,277)
Taxation	8	**(344)**	855
Profit (loss) for the year		**6,275**	(422)

Company – Statement of comprehensive income

For the year ended 31 December

Figures in million	2010	2009
	SA Rands	
Profit (loss) for the year	6,275	(422)
Net loss on cash flow hedges	–	(92)
Net loss on cash flow hedges removed from equity and reported in gold income	279	699
Hedge ineffectiveness on cash flow hedges	–	22
Deferred taxation thereon	(98)	(220)
	181	409
Net loss on available-for-sale financial assets	(1)	–
Actuarial (loss) gain recognised	(140)	87
Deferred taxation thereon	47	(28)
	(93)	59
Other comprehensive income for the year net of tax	87	468
Total comprehensive income for the year net of tax	6,362	46

Company – Statement of financial position

As at 31 December

Figures in million	Notes	2010	2009
		SA Rands	
ASSETS			
Non-current assets			
Tangible assets	9	14,300	14,140
Investments in associates and joint venture	10	70	54
Investments in subsidiaries	11	41,213	32,697
Other investments	12	44	16
Investment in Environmental Rehabilitation Trust Fund	14	294	294
Intra-group balances	15	413	387
Trade and other receivables	17	230	140
Other non-current assets	16	1	44
		56,565	47,772
Current assets			
Inventories	13	671	674
Trade and other receivables	17	527	288
Derivatives	30	–	944
Current portion of other non-current assets	16	4	1
Cash restricted for use		9	8
Cash and cash equivalents	18	1,000	1,720
		2,211	3,635
Non-current assets held for sale	19	1	529
		2,212	4,164
Total assets		58,777	51,936
EQUITY AND LIABILITIES			
Share capital and premium	20	46,345	40,664
Retained earnings and other reserves		1,000	(4,556)
Total equity		47,345	36,108
Non-current liabilities			
Borrowings	21	257	256
Environmental rehabilitation provisions	22	1,205	769
Provision for pension and post-retirement benefits	23	1,161	1,095
Intra-group balances	15	1,316	1,448
Deferred taxation	24	2,821	1,818
		6,760	5,386
Current liabilities			
Current portion of borrowings	21	703	2
Trade and other payables	25	3,969	1,737
Derivatives	30	–	7,948
Taxation	26	–	699
		4,672	10,386
Non-current liabilities held for sale	19	–	56
		4,672	10,442
Total liabilities		11,432	15,828
Total equity and liabilities		58,777	51,936

Company – Statement of cash flows

For the year ended 31 December

Figures in million	Notes	2010	2009
		SA Rands	
Cash flows from operating activities			
Receipts from customers		16,136	12,832
Payments to suppliers and employees		(10,346)	(8,133)
Cash generated from operations	27	5,790	4,699
Dividends received from subsidiaries	1	611	543
Taxation paid	26	(277)	(148)
Cash utilised for hedge buy-back costs		(7,250)	–
Net cash (outflow) inflow from operating activities		(1,126)	5,094
Cash flows from investing activities			
Capital expenditure			
– project capital		(409)	(566)
– stay-in-business capital		(2,694)	(2,669)
Proceeds from disposal of tangible assets		441	–
Proceeds on disposal of associate		4	–
Acquisition of associate and joint venture		(6)	(16)
Loans advanced to associate and joint venture		(22)	(17)
Loans repaid by associates		–	3
Increase in cash restricted for use		–	(1)
Additional investment in subsidiaries		(2,195)	(3,108)
Intra-group loans repaid		84	44
Interest received		76	157
Repayment of loans advanced		1	1
Net cash outflow from investing activities		(4,720)	(6,172)
Cash flows from financing activities			
Proceeds from issue of share capital		5,656	2,384
Share issue expenses		(144)	(84)
Proceeds from borrowings		2,243	–
Repayment of borrowings		(1,543)	–
Finance costs paid		(46)	(31)
Dividends paid	Group 14	(492)	(392)
Intra-group preference dividends paid		(548)	(537)
Net cash inflow from financing activities		5,126	1,340
Net (decrease) increase in cash and cash equivalents		(720)	262
Cash and cash equivalents at beginning of year		1,720	1,458
Cash and cash equivalents at end of year	18	1,000	1,720

Company – Statement of changes in equity

Figures in million	Share capital and premium	Other capital reserves [1]	Retained earnings	Cash flow hedge reserve [2]	Available-for-sale reserve [3]	Actuarial (losses) gains	Total equity
SA Rands							
Balance at 31 December 2008	38,248	301	(3,234)	(590)	–	(335)	34,390
Loss for the year			(422)				(422)
Other comprehensive income				409		59	468
Total comprehensive (expense) income	–	–	(422)	409	–	59	46
Shares issued	2,500						2,500
Share issue expenses	(84)						(84)
Share-based payments for share awards net of exercised [1]		204					204
Deferred taxation thereon (note 24)		(19)					(19)
Dividends (group note 14)			(392)				(392)
Preference dividends			(537)				(537)
Balance at 31 December 2009	40,664	486	(4,585)	(181)	–	(276)	36,108
Profit for the year			6,275				6,275
Other comprehensive income (expense)				181	(1)	(93)	87
Total comprehensive income (expense)	–	–	6,275	181	(1)	(93)	6,362
Shares issued	5,825						5,825
Share issue expenses	(144)						(144)
Share-based payments for share awards net of exercised [1]		257					257
Deferred taxation thereon (note 24)		(23)					(23)
Dividends (group note 14)			(492)				(492)
Preference dividends			(548)				(548)
Balance at 31 December 2010	46,345	720	650	–	(1)	(369)	47,345

[1] Other capital reserves comprise a surplus on disposal of company shares, held by companies prior to the formation of AngloGold Ashanti Limited of R141m (2009: R141m) and equity items for share-based payments. The grant date fair values of share awards exercised are transferred from other capital reserves to share premium when the ordinary shares are issued.

[2] Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges.

[3] Available-for-sale reserve represents fair value gains or losses on available-for-sale assets.

Company financial statements

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2010	2009
	SA Rands	

1 Revenue

	2010	2009
Revenue consists of the following principal categories:		
Gold income	**15,827**	12,461
By-products (note 2)	**355**	363
Dividends received from subsidiaries – in specie (notes 11 and 27)	**17,693**	–
Dividends received from subsidiaries – in cash (note 27)	**611**	543
Royalties received (note 4)	**21**	–
Interest received (note 27)		
– loans and receivables	**51**	5
– cash and cash equivalents	**76**	153
	34,634	13,525

2 Cost of sales

	2010	2009
Cash operating costs [(1)]	**7,934**	7,222
Insurance reimbursement	**(123)**	–
By-product revenue (note 1)	**(355)**	(363)
	7,456	6,859
Other cash costs	**322**	40
Total cash costs	**7,778**	6,899
Retrenchment costs (note 7)	**138**	77
Rehabilitation and other non-cash costs	**182**	(3)
Production costs	**8,098**	6,973
Amortisation of tangible assets (notes 6, 9 and 27)	**2,450**	2,217
Total production costs	**10,548**	9,190
Inventory change	**31**	(29)
	10,579	9,161
[(1)] Cash operating costs comprises:		
– salaries and wages	**3,969**	3,832
– stores and other consumables	**1,789**	1,876
– fuel, power and water	**1,262**	970
– contractors	**85**	107
– services and other charges	**829**	437
	7,934	7,222

3 Other operating expenses

	2010	2009
Pension and medical defined benefit provisions	**29**	41

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2010	2009
	SA Rands	

4 Special items

Impairment of tangible assets (notes 9 and 19)	501	200
Loss on disposal and derecognition of land, mineral rights and tangible assets	196	113
Impairment of other receivables	44	66
Indirect tax expenses	7	–
Insurance claim recovery	(134)	(79)
Royalties received (note 1)	(21)	–
Profit on disposal of investment	(1)	–
Loan waived	–	3
	592	303

5 Finance costs and unwinding of obligations

Finance costs

Finance lease charges	25	25
Finance costs on bank loans and overdrafts [1]	23	–
Other	–	9
	48	34

Unwinding of obligations

Unwinding of decommissioning obligation (note 22)	36	33
Unwinding of restoration obligation (note 22)	23	22
Total unwinding of obligation costs	59	55
Total finance costs and unwinding of obligations (note 27)	107	89

[1] Finance costs have been determined using the effective interest rate method.

6 Profit (loss) before taxation

Profit (loss) before taxation is arrived at after taking account of:
Auditors' remuneration

– audit fees	41	44
– over provision prior year	(1)	(3)
– other assurance services	9	4
	49	45
Amortisation of tangible assets		
– owned assets	2,433	2,200
– leased assets	17	17
(notes 2, 9 and 27)	2,450	2,217
Community investment	23	25
Operating lease charges	18	139

Company financial statements

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2010	2009
	SA Rands	

7 Employee benefits

Employee benefits including executive directors' salaries and other benefits	**5,049**	4,785
Health care and medical scheme costs		
– current medical expenses	**447**	362
– defined benefit post-retirement medical expenses	**103**	79
Pension and provident plan costs		
– defined contribution	**326**	307
– defined benefit pension plan	**20**	23
Retrenchment costs (note 2)	**138**	77
Share-based payment expense [(1)]	**316**	256
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	**6,399**	5,889
Actuarial defined benefit plan expense analysis		
Defined benefit post-retirement medical		
– current service cost	**6**	4
– interest cost	**97**	75
	103	79
Defined benefit pension plan		
– current service cost	**50**	51
– interest cost	**179**	137
– expected return on plan assets	**(209)**	(165)
	20	23
Actual return on plan assets		
– South Africa defined benefit pension plan	**290**	264

Refer to the Remuneration report for details of directors' emoluments.

[(1)] Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 11. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R316m (2009: R256m) for the company is only in respect of awards made to employees of the company.

8 Taxation

Current taxation		
Mining tax [(1)]	**–**	153
Non-mining tax [(2)]	**43**	33
(Over) under provision prior year	**(629)**	32
(note 26)	**(586)**	218
Deferred taxation		
Temporary differences [(3)]	**(1,384)**	534
Unrealised non-hedge derivatives and other commodity contracts	**2,353**	(1,451)
Change in estimated deferred tax rate [(4)]	**(39)**	(156)
(note 24)	**930**	(1,073)
	344	(855)

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2010	2009
	SA Rands	

8 Taxation (continued)

Tax reconciliation

A reconciliation of the effective tax rate charged in the income statement to the prevailing mining and non-mining tax rate is set out in the following table:

	%	%
Effective tax rate	**5**	67
Disallowable items	**(4)**	(4)
Exchange variation and translation adjustments	**–**	(6)
Impairment of investment in subsidiaries	**(73)**	–
Dividends received	**97**	(15)
Prior year's provision	**10**	2
Change in estimated deferred tax rate [(4)]	**1**	(12)
Other	**(1)**	3
Estimated corporate tax rate [(5)]	**35**	35

[(1)]   There was no mining tax charge in the current year as it was primarily offset by losses from the accelerated non-hedge derivative buy-backs.

[(2)]   Non-mining income is taxed at the higher non-mining tax rate of 35% (2009: 35%) as the company has elected to be exempt from STC. Companies that elected to be subject to STC are taxed at the lower company tax rate, that of 28% (2009: 28%) for non-mining taxation purposes.

[(3)]   Included in temporary differences is a tax credit on the derecognition of tangible assets and impairments in respect of held for sale assets of R193m (2009: R61m).

[(4)]   The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax credit of R39m (2009: tax credit of R156m).

[(5)]   Mining tax on mining income is determined according to a formula based on profit and revenue from mining operations. The company has elected to be exempt from STC and is taxed at a higher rate of company tax for mining and non-mining income tax purposes.

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. The company operates under two tax paying operations, Vaal River Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.

The formula for determining the mining tax rate is:

$Y = 43 - 215/X$ (2009: $Y = 43 - 215/X$)

where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

The maximum statutory mining tax rate is 43% (2009: 43%), non-mining statutory tax rate 35% (2009: 35%) and statutory company tax rate 28% (2009: 28%).

Figures in million	Mine development costs	Mine infra-structure	Mineral rights and dumps	Assets under construction	Land and buildings	Total
SA Rands						

9 Tangible assets

	Mine development costs	Mine infra-structure	Mineral rights and dumps	Assets under construction	Land and buildings	Total
Cost						
Balance at 1 January 2009	20,674	3,915	701	813	265	26,368
Additions						
– project capital	294	2	–	270	–	566
– stay-in-business capital	2,453	216	–	–	–	2,669
Transfers and other movements [1]	(2,018)	(143)	(156)	–	–	(2,317)
Balance at 31 December 2009	21,403	3,990	545	1,083	265	27,286
Accumulated amortisation						
Balance at 1 January 2009	10,042	2,009	275	–	29	12,355
Amortisation for the year (notes 2, 6 and 27)	2,037	141	22	–	17	2,217
Transfers and other movements [1]	(1,334)	(35)	(56)	–	(1)	(1,426)
Balance at 31 December 2009	10,745	2,115	241	–	45	13,146
Net book value at 31 December 2009	10,658	1,875	304	1,083	220	14,140
Cost						
Balance at 1 January 2010	**21,403**	**3,990**	**545**	**1,083**	**265**	**27,286**
Additions						
– project capital	**340**	**(18)**	**–**	**87**	**–**	**409**
– stay-in-business capital	**2,389**	**305**	**–**	**–**	**–**	**2,694**
Transfers and other movements [1]	**(214)**	**48**	**–**	**–**	**–**	**(166)**
Balance at 31 December 2010	**23,918**	**4,325**	**545**	**1,170**	**265**	**30,223**
Accumulated amortisation						
Balance at 1 January 2010	**10,745**	**2,115**	**241**	**–**	**45**	**13,146**
Amortisation for the year (notes 2, 6 and 27)	**2,221**	**186**	**26**	**–**	**17**	**2,450**
Impairment (note 4) [2]	**117**	**(3)**	**–**	**329**	**–**	**443**
Transfers and other movements [1]	**(57)**	**(59)**	**–**	**–**	**–**	**(116)**
Balance at 31 December 2010	**13,026**	**2,239**	**267**	**329**	**62**	**15,923**
Net book value at 31 December 2010	**10,892**	**2,086**	**278**	**841**	**203**	**14,300**

Included in land and buildings are assets held under finance leases with a net book value of R185m (2009: R201m).

The majority of the leased assets are pledged as security for the related finance lease.

No assets are encumbered by project finance.

Company – Notes to the financial statements

For the year ended 31 December

9   Tangible assets (continued)

A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.

[1] Transfers and other movements comprise amounts from changes in estimates of decommissioning assets, asset reclassifications and transfers to/from non-current assets held for sale.

In 2010, transfers to non-current assets held for sale comprised:

• assets with a net book value of R74m relating to Tau Lekoa which were transferred to non-current assets held for sale.

In 2009, transfers to non-current assets held for sale comprised:

• assets with a net book value of R704m relating to Tau Lekoa which were transferred to non-current assets held for sale.

[2] Impairments include the following:

Below 120 level at TauTona – assets under construction
Due to a change in the mine plan resulting from safety-related concerns following seismic activity, the below 120 level development has been abandoned and will not generate future cash flows. An impairment loss of R329m (2009: nil) was recognised in the income statement.

Savuka – mine development and mine infrastructure costs
Due to a change in the mine plan, the Savuka assets have been abandoned and will not generate future cash flows. An impairment loss of R114m (2009: nil) was recognised in the income statement.

The impairment calculation methodology is included in group note 15.

Figures in million	2010	2009
	SA Rands	

10   Investments in associates and joint venture

	2010	2009
The carrying value of investments in associates and joint venture can be analysed as follows:		
Carrying value of investments in associates	**18**	25
Loans advanced to associates [1]	**17**	17
Loan advanced to joint venture [2]	**35**	12
	70	54

In 2010 and 2009, the Margaret Water Company investment was impaired. The impairment tests considered the investment's fair value and anticipated future cash flows. Impairments of R6m (2009: R4m) were recognised in the income statement.

[1] Loans advanced to associates consist of R12m (2009: R12m) to Oro Group (Pty) Limited and R5m (2009: R5m) to Orpheo (Pty) Limited. The Oro Group (Pty) Limited loan bears interest at a rate determined by the Oro Group (Pty) Limited's board of directors and is repayable at its discretion. The Orpheo (Pty) Limited loan is unsecured, interest free and there are no fixed terms of repayment.

[2] The loan advanced to AuruMar (Pty) Limited is interest free and there are no fixed terms of repayment.

10 Investments in associates and joint venture (continued)

Investments in associates comprises:

Name	Effective %		Description
	2010	2009	
Oro Group (Pty) Limited [(3)]	25	25	Manufacture and wholesale of jewellery.
Margaret Water Company	33.3	33.3	Pumping of underground water in the Vaal River Region.
Orpheo (Pty) Limited [(3)]	50	33.3	Design, manufacture and wholesale of jewellery.
Wonder Wise Holdings Limited	–	25	Marketing and wholesale of jewellery.

[(3)] Equity accounting is based on results to 30 September 2010, adjusted for material transactions.

Investment in joint venture comprises:

Name	Effective %		Description
	2010	2009	
AuruMar (Pty) Limited	50	50	Global exploration of marine deposits containing gold as the primary mineral.

Figures in million	2010	2009
	SA Rands	

11 Investment in subsidiaries

Shares at cost:

	2010	2009
Advanced Mining Software Limited	2	2
AGA Zerps Holding Limited	5,028	–
AGRe Insurance Company Limited	14	14
AngloGold Ashanti Americas Investments Limited	–	849
AngloGold Ashanti Holdings plc	32,341	27,677
AngloGold Ashanti USA Incorporated	2,722	2,722
AngloGold Namibia (Pty) Limited	51	51
AngloGold Offshore Investments Limited	–	327
Eastvaal Gold Holdings Limited	917	917
Gansu Jinchanggou Mining Company Limited	15	15
Nuclear Fuels Corporation of SA (Pty) Limited	7	7
Rand Refinery Limited	116	116
	41,213	32,697

During November 2010, a number of the dormant subsidiaries of the group unbundled their underlying assets as part of a rationalisation process to consolidate cross shareholdings, simplify the corporate structure and eliminate unnecessary costs relating to these entities.

As a result of the rationalisation, the company received dividends in specie of R17,693m (note 1). The accounting standards do not allow the offset of the dividends in specie against the carrying values of the investments in subsidiaries and accordingly the carrying values were subject to impairment testing. Impairments following the restructuring of R13,788m were recorded.

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2010	2009
	SA Rands	

12 Other investments

Listed investment
Available-for-sale

	2010	2009
Balance at beginning of year	–	–
Additions	30	–
Fair value adjustments	(1)	–
Balance at end of year	29	–
Market value of listed investment	29	–

The available-for-sale investment consists of ordinary shares in Simmer & Jack Mines Limited received as consideration for the sale of Tau Lekoa mine.

The company's listed available-for-sale equity investment is susceptible to market price risk arising from uncertainties about the future value of the investment.

Unlisted investments
Available-for-sale

	2010	2009
Balance at beginning of year	2	2
Disposals	(1)	–
Balance at end of year [1]	1	2

The available-for-sale investments consist primarily of the Chamber of Mines Building Company Limited.

Held-to-maturity

	2010	2009
Balance at beginning of year	14	14
Balance at end of year	14	14
Book value of unlisted investments	15	16

The investment held-to-maturity consists of the Gold of Africa Museum.

	2010	2009
Total other investments (note 30)	44	16

[1] There is no active market for the unlisted equity investments and fair value cannot be reliably measured. The unlisted equity investments are carried at cost. The company does not intend to sell the investments in the foreseeable future.

13 Inventories

	2010	2009
Work in progress		
– metals in process	288	253
Finished goods		
– gold doré/bullion	1	33
– by-products	267	233
Total metal inventories	556	519
Mine operating supplies	115	155
Total inventories [1]	671	674

[1] The amount of the write-down of metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense is R6m (2009: R1m). This expense is included in cost of sales which is disclosed in note 2.

Figures in million	2010	2009
	SA Rands	

14 Investment in Environmental Rehabilitation Trust Fund

Balance at beginning of year	**294**	294
Balance at end of year	**294**	294

The fund is managed by Rand Merchant Bank and invested mainly in equities, government long bonds and other fixed-term deposits.

15 Intra-group balances

Advanced Mining Software Limited	**(9)**	(10)
AngloGold Ashanti Americas Investments Limited	**–**	(52)
AngloGold Ashanti Australia Limited	**19**	13
AngloGold Ashanti Colombia SA	**7**	–
AngloGold Ashanti Córrego do Sitío Mineração S.A.	**28**	23
AngloGold Ashanti (Ghana) Limited	**82**	85
AngloGold Ashanti Health (Pty) Limited	**(3)**	3
AngloGold Ashanti Holdings plc	**(505)**	(556)
AngloGold Ashanti (Iduapriem) Limited	**22**	9
AngloGold Ashanti North America Inc	**26**	18
AngloGold Ashanti Senegal Investments Limited	**8**	–
AngloGold Namibia (Pty) Limited	**10**	4
AngloGold Offshore Investments Limited	**–**	(5)
AngloGold South America Limited	**(192)**	(202)
Ashanti Goldfields Kilo Scarl	**7**	6
Cerro Vanguardia S.A.	**4**	2
Eastvaal Gold Holdings Limited	**(604)**	(604)
Geita Gold Mining Limited	**40**	88
Mineração Serra Grande S.A.	**5**	3
Nuclear Fuels Corporation of SA (Pty) Limited	**121**	86
Société Ashanti Goldfields de Guinée S.A.	**31**	28
	(903)	(1,061)
Included in the statement of financial position as follows:		
Non-current assets	**413**	387
Non-current liabilities	**(1,316)**	(1,448)
	(903)	(1,061)

During 2009 a loan to a joint venture of R4m was reclassified to trade and other receivables (note 17).

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2010	2009
	SA Rands	

16 Other non-current assets

AngloGold Ashanti Limited Pension Fund (note 23)	1	38
Loans and receivables		
Loan receivable at 31 December 2011 bearing interest at 3% per annum	4	5
Other non-interest bearing loans and receivables – receivable on various dates	–	2
	5	45
Current portion of other non-current assets included in current assets	(4)	(1)
	1	44

17 Trade and other receivables

Non-current		
Other receivables [1]	230	136
Amounts due from related parties (note 15)	–	4
	230	140
Current		
Trade receivables	94	92
Prepayments and accrued income	18	15
Recoverable tax, rebates, levies and duties	326	111
Amounts due from related parties	21	35
Interest receivable	54	12
Other receivables	14	23
	527	288
Total trade and other receivables	757	428

Current trade receivables are non-interest bearing and are generally on terms less than 90 days.

During the year, trade receivables were impaired by R44m (2009: R67m).

[1] The amounts receivable have been discounted to their present value at a rate of 9.25% (2009: 9.25%).

18 Cash and cash equivalents

Cash and deposits on call	851	715
Money market instruments	149	1,005
(note 30)	1,000	1,720

19 Non-current assets and liabilities held for sale

Effective 17 February 2009, the interest in the Tau Lekoa mine together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas in South Africa were classified as held for sale. Tau Lekoa was previously recognised as a combination of tangible and current assets, current and long-term liabilities.

The purchase consideration consists of two components: an initial cash payment or combination of cash payments and Simmer & Jack Mines Limited (Simmers) shares together with future royalty payments.

The Department of Mineral Resources has transferred the mining rights for its Tau Lekoa mine to Buffelsfontein Gold Mines Limited, a wholly owned subsidiary of Simmers. Full ownership of Tau Lekoa and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg passed to Simmers on 1 August 2010.

Following the classification of Tau Lekoa as held for sale, an impairment loss of R58m (2009: R200m) was recognised to reduce the carrying amount of the disposal group to the fair value less costs to sell (note 4).	–	529
Effective 3 November 2010, ISS International Limited (ISSI) was classified as held for sale. AngloGold Ashanti Limited entered into a memorandum of understanding with The Institute of Mine Seismology (IMS) relating to the disposal of ISSI. The transaction was completed on 28 February 2011.	1	–
	1	529
Non-current liabilities held for sale relating to Tau Lekoa mine	–	56
	–	56

20 Share capital and premium

Share capital

Authorised

	2010	2009
600,000,000 ordinary shares of 25 SA cents each	150	150
4,280,000 E ordinary shares of 25 SA cents each	1	1
2,000,000 A redeemable preference shares of 50 SA cents each	1	1
5,000,000 B redeemable preference shares of 1 SA cent each	–	–
	152	152

Issued and fully paid

	2010	2009
381,204,080 (2009: 362,240,669) ordinary shares of 25 SA cents each [1]	95	90
2,806,126 (2009: 3,794,998) E ordinary shares of 25 SA cents each	1	1
2,000,000 (2009: 2,000,000) A redeemable preference shares of 50 SA cents each	1	1
778,896 (2009: 778,896) B redeemable preference shares of 1 SA cent each	–	–
	97	92

Company financial statements

Company – Notes to the financial statements
For the year ended 31 December

Figures in million	2010	2009
	SA Rands	
20 Share capital and premium (continued)		
Share premium		
Balance at beginning of year	**40,572**	38,158
Ordinary shares issued [1]	**5,766**	2,436
E ordinary shares cancelled	**(90)**	(22)
Balance at end of year	**46,248**	40,572
Share capital and premium	**46,345**	40,664

[1] The most significant movement was the equity offering which resulted in the issue of 18,140,000 (2009: 7,624,162) ordinary shares at an issue price of R308.37 (2009: R288.32) per share. Total proceeds of R5.6bn (2009: R2.2bn) were received.

The rights and restrictions applicable to the A and B redeemable preference shares:

A redeemable preference shares are entitled to:
- an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares payments of the nominal value of the A preference shares.

B redeemable preference shares are entitled to:
- an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.

The Moab Mining Right Area consists of the Moab Khotsong mine operations.

The B preference shares will only be redeemable from any net proceeds remaining after the disposal of the Moab Mining Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.

In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.

21 Borrowings

	2010	2009
Unsecured		
FirstRand Bank Limited loan facility (R1.5bn)	**701**	–

Interest charged at JIBAR plus 0.95% per annum. Loan is repayable in May 2011 and is SA rand-based, the loan is subject to debt covenant arrangements for which no default event occurred.

21 Borrowings (continued)

Secured

Finance leases

Turbine Square Two (Pty) Limited	259	258

The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans.

	2010	2009
Total borrowings (note 30)	960	258
Current portion of borrowings included in current liabilities	(703)	(2)
Total long-term borrowings	257	256

Amounts falling due

	2010	2009
Within one year	703	2
Between two and five years	24	15
After five years	233	241
(note 30)	960	258

Undrawn facility

Undrawn borrowing facility as at 31 December is as follows:

	2010	2009
FirstRand Bank Limited – SA rand	800	–

22 Environmental rehabilitation provisions

Provision for decommissioning

	2010	2009
Balance at beginning of year	383	457
Change in estimates [1]	192	(86)
Transfer to assets held for sale	(1)	(21)
Unwinding of decommissioning obligation (note 5)	36	33
Balance at end of year	610	383

Provision for restoration

	2010	2009
Balance at beginning of year	386	440
Charge to income statement	130	13
Change in estimates [1]	58	(61)
Transfer to assets held for sale	(1)	(13)
Unwinding of restoration obligation (note 5) [2]	36	22
Utilised during the year	(14)	(15)
Balance at end of year	595	386
Total environmental rehabilitation provisions	1,205	769

[1] The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relating to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These provisions are expected to unwind beyond the end of the life of mine.

[2] Included in unwinding of restoration obligation is R13m (2009: nil) which is recoverable from a third party. The asset is included in non-current debtors.

Company – Notes to the financial statements

Figures in million	2010	2009
	SA Rands	

23 Provision for pension and post-retirement benefits

Defined benefit plans

The company has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:

	2010	2009
AngloGold Ashanti Limited Pension Fund asset (group note 28)	(1)	(38)
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees (group note 28)	1,161	1,095
	1,160	1,057
Transferred to other non-current assets (note 16):		
– AngloGold Ashanti Limited Pension Fund	1	38
	1,161	1,095

24 Deferred taxation

Deferred taxation relating to temporary differences is made up as follows:

	2010	2009
Liabilities		
Tangible assets	4,947	5,044
Inventories	–	47
Other	5	5
	4,952	5,096
Assets		
Provisions	963	738
Derivatives	–	2,451
Tax losses	1,113	11
Other	55	78
	2,131	3,278
Net deferred taxation liability	2,821	1,818
The movement on the deferred tax balance is as follows:		
Balance at beginning of year	1,818	2,624
Income statement movement (note 8)	930	(1,073)
Taxation on items included in other comprehensive income	50	248
Taxation on cost of ESOP Share Trust establishment	23	19
Balance at end of year	2,821	1,818

25 Trade and other payables

Trade payables	**636**	630
Accruals	**3,333**	1,107
	3,969	1,737

Trade and other payables are non-interest bearing and are normally settled within 60 days.

26 Taxation

Balance at beginning of year	**699**	629
Payments during the year	**(277)**	(148)
Provision during the year (note 8)	**(586)**	218
Balance at end of year	**(164)**	699
Taxation asset included in trade and other receivables (note 17).	**164**	–

27 Cash generated from operations

Profit (loss) before taxation	**6,619**	(1,277)
Adjusted for:		
Movement on non-hedge derivatives and other commodity contracts	**527**	4,146
Amortisation of tangible assets (notes 2, 6 and 9)	**2,450**	2,217
Finance costs and unwinding of obligations (note 5)	**107**	89
Environmental, rehabilitation and other expenditure	**101**	(85)
Special items	**749**	385
Impairment of investment in subsidiaries (note 11)	**13,788**	–
Impairment of investment in Margaret Water Company (note 10)	**6**	4
Interest received (note 1)	**(127)**	(158)
Dividends received from subsidiaries (note 1)	**(18,304)**	(543)
Foreign currency translation on intergroup loans	**(93)**	(221)
Other non-cash movements	**26**	123
Movements in working capital	**(59)**	19
	5,790	4,699
Movements in working capital:		
Decrease (increase) in inventories	**5**	(30)
(Increase) decrease in trade and other receivables	**(357)**	20
Increase in trade and other payables	**293**	29
	(59)	19

Company – Notes to the financial statements

Figures in million	2010	2009
	SA Rands	

28 Related parties

Material related party transactions were as follows:
Sales and services rendered to related parties

Joint ventures	**137**	155
Associates	**(5)**	(1)
Subsidiaries	**369**	397

Purchases and services acquired from related parties

Associates	**20**	16
Subsidiaries	**361**	290

Outstanding balances arising from sale of goods and services and other loans due by related parties

Joint ventures	**21**	34
Associates	**17**	34
Subsidiaries	**707**	681

Outstanding balances arising from purchases of goods and services and other loans owed to related parties

Subsidiaries	**1,316**	1,448

Amounts owed to/due by related parties are unsecured and non-interest bearing. Terms relating to associate and joint venture related parties are detailed in note 10.

Management fees, royalties, interest and net dividends from subsidiaries amounts to R17,794m (2009: R40m). Dividends of R17,693m were received in specie and R611m were received in cash (2009: in cash R1m).

The company has refining arrangements with various refineries around the world including Rand Refinery Limited (Rand Refinery) in which it holds a 53% interest. Rand Refinery refines all of the group's South African gold production and some of the group's African (excluding South Africa) gold production. Rand Refinery charges AngloGold Ashanti Limited a refining fee.

The company did not receive any claims from its insurance subsidiary, AGRe Insurance Company Limited (2009: R68m).

Doubtful debts expensed during the year amounted to R11m (2009: R13m).

Details of guarantees to related parties are included in note 29.

Shareholders
The top 20 shareholders of the company are detailed on page 385.

Refer to page 371 for the list of principal subsidiaries and operating entities.

Figures in million	2010	2009
	SA Rands	

28 Related parties (continued)

Directors and other key management personnel

Details relating to directors' emoluments and shareholdings in the company are disclosed in the Remuneration and Directors' reports. (Detailed from page 214).

	2010	2009
Compensation to key management personnel included the following:		
– short-term employee benefits	**97**	92
– post-employment benefits	**12**	13
– share-based payments	**9**	23
	118	128

29 Contractual commitments and contingencies

Operating leases

At 31 December 2010, the company was committed to making the following payments in respect of operating leases for amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

	2010	2009
Expiry:		
– within one year	**41**	18
– between one and two years	**42**	–
	83	18

Finance leases

The company has finance leases for buildings and motor vehicles. The building leases have terms of renewal but no purchase options and escalation clauses. The motor vehicle leases have no purchase option and have escalation clauses. Renewals are at the option of the lessee. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

Figures in million	Minimum payments	Present value of payments	Minimum payments	Present value of payments
SA Rands	2010		2009	
Within one year	**25**	**–**	25	–
After one year but not more than five years	**127**	**31**	117	18
More than five years	**314**	**228**	349	240
Total minimum lease payments	**466**	**259**	491	258
Amounts representing finance charges	**(207)**	**–**	(233)	–
Present value of minimum lease payments	**259**	**259**	258	258

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2010	2009
	SA Rands	

29 Contractual commitments and contingencies (continued)

Capital commitments

Acquisition of tangible assets

Contracted for	177	506
Not contracted for	2,554	4,676
Authorised by the directors	2,731	5,182
Allocated to:		
Project capital		
– within one year	632	244
– thereafter	608	1,082
	1,240	1,326
Stay-in-business capital		
– within one year	1,491	3,284
– thereafter	–	572
	1,491	3,856

Purchase obligations

Contracted for

– within one year	244	95
– thereafter	45	–
	289	95

Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Summary of contracted uranium sales as at 31 December 2010

Refer to group note 34 for a summary of contracted uranium sales.

29 Contractual commitments and contingencies (continued)

Figures in million	Guarantees and contin-gencies	Liabilities included in the statement of financial position	Guarantees and contin-gencies	Liabilities included in the statement of financial position
SA Rands	**2010**		**2009**	
Contingent liabilities				
Groundwater pollution – South Africa [1]	–	–	–	–
Deep groundwater pollution – South Africa [2]	–	–	–	–
ODMWA litigation [3]	–	–	–	–
Contingent asset				
Royalty – Tau Lekoa Gold Mine [4]	–	–	–	–
Guarantees				
Financial guarantees				
Convertible bonds [5]	**4,813**	**309**	5,446	400
Syndicated loan facility [6]	**6,570**	**363**	8,550	30
Term facility [7]	**–**	**–**	1,859	24
Rated bonds [8]	**6,570**	**1,704**	–	–
Mandatory convertible bonds [9]	**5,184**	**227**	–	–
Oro Group (Pty) Limited [10]	**100**	**–**	100	–
Hedging guarantees				
Ashanti Treasury Services [11] [14]	**–**	**–**	3,293	–
Geita Management Company [12] [14]	**–**	**–**	3,213	–
AngloGold South America [13] [14]	**–**	**–**	1,071	–
AngloGold USA Trading Company [13] [14]	**–**	**–**	1,679	–
Cerro Vanguardia S.A. [13] [14]	**–**	**–**	–	–
	23,237	**2,603**	25,211	454

Contingent liabilities

[1]   The company has identified groundwater contamination plumes at its Vaal River and West Wits operations in South Africa, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

[2]   The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand goldfields. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Company – Notes to the financial statements

29 Contractual commitments and contingencies (continued)

Contingent asset

(3) The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on 3 March 2011.

Following the judgement, Mr Mankayi's executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.

The company is still studying the details of the Constitutional Court judgement and will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made for this possible obligation.

(4) As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the company is entitled to receive a royalty on the production of a total 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty will be determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties of R21m were received during the year.

Guarantees

(5) The company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the convertible bonds amounting to R5,446m issued during 2009, with a maturity date of 22 May 2014 and a fixed coupon of 3.5% payable semi-annually. The company's obligations regarding the guarantees will be direct, unconditional and unsubordinated.

(6) The company, together with AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, has provided guarantees for all payments and other obligations of the borrowers and the other guarantors under the $1bn four-year syndicated loan facility. The company also guaranteed all payments and other obligations of the wholly owned subsidiaries AngloGold Ashanti Holdings plc, AngloGold Ashanti Australia Limited and AngloGold Ashanti USA Incorporated regarding the $1,150m syndicated loan facility which was repaid and cancelled during April 2010.

(7) The company has guaranteed all payments and other obligations of the wholly owned subsidiary AngloGold Ashanti Holdings plc regarding the $250m term facility which was repaid and cancelled during April 2010.

(8) The company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 5.375% rated bonds due 15 April 2020 and the issued $300m 6.5% rated bonds due 15 April 2040.

(9) The company has fully and unconditionally guaranteed on a subordinated basis all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the $789m 6% mandatory convertible bonds issued during 2010, with a maturity date of 15 September 2013.

(10) The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of R100m (2009: R100m). The suretyship agreements have a termination notice period of 90 days.

(11) The company, together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitment of its wholly owned subsidiary Ashanti Treasury Services Limited (ATS).

(12) The company together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the Geita Management Company Limited (GMC) of its obligations under or pursuant to the hedging arrangements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due.

(13) The company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

(14) At 31 December 2010, the group had no open gold hedge contracts.

30 Financial risk management activities

In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for speculative purposes. The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the company

Risk management activities within the company are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The newly formed Risk and Information Integrity Committee is responsible for overseeing risk management plans and systems and the Audit and Corporate Governance Committee oversees financial risks which include a review of treasury activities and the company's counterparties.

The financial risk management objectives of the company are defined as follows:
- safeguarding the company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The company is also exposed to certain by-product commodity price risk.

During the year the company had utilised derivatives as part of its hedging of these risks. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the company completed its final tranche of the hedge buy-back programme and settled all forward gold and foreign exchange contracts that had been used by the company in the past to manage those risks. At year-end, there were no net forward sales contracts (2009: 1,189kg), net call options sold (2009: 44,742kg) and net put options sold (2009: 15,381kg) outstanding.

Cash flow hedges

The company's cash flow hedges consist of commodity forward contracts that are used to protect against exposures to variability in future commodity cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in other comprehensive income and are transferred to earnings as gold income when the forecast transactions affect the income statement.

The company does not have any cash flow hedge contracts relating to product sales as at 31 December 2010.

The gains and losses on ineffective portions of such derivatives are recognised in the income statement. During the year to 31 December 2010, a loss of nil (2009: R22m) was recognised on non-hedge derivatives and other commodity contracts in the income statement due to hedge ineffectiveness.

Company – Notes to the financial statements

30 Financial risk management activities (continued)

Non-hedge derivatives

Loss on non-hedge derivatives and other commodity contracts is summarised as follows:

Figures in million	2010	2009
	SA Rands	
Loss on hedge buy-back costs	**(7,631)**	–
(Loss) gain on realised non-hedge derivatives and other commodity contracts	**(932)**	58
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts	**7,080**	(4,148)
Loss on non-hedge derivatives and other commodity contracts per the income statement	**(1,483)**	(4,090)

The loss on non-hedge derivatives and other commodity contracts was R1,483m (2009: R4,090m). This was as a result of the accelerated hedge book settlement, normal realised losses on non-hedge derivatives and the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and credit risk compared to the previous year. The realised loss as a result of accelerated settlement of non-hedge derivatives was R7,631m (2009: nil) and was due to the hedge book elimination that was effected during the current year.

Net open hedge position as at 31 December 2010

As at 31 December 2010, the company had no outstanding commitments against future production as a result of the elimination of the hedge book. At 31 December 2009, the marked-to-market value of all derivatives, irrespective of accounting designation, making up the hedge position was negative R6.98bn based on a gold price of $1,102 per ounce, an exchange rate of $1 = R7.4350 and the market interest rates and volatilities prevailing at that date.

The table below reflects the hedge position as at 31 December 2010.

Summary: All open contracts in the company's commodity hedge position as at 31 December 2010

Year	2010	2009
US Dollar/Gold		
Forward contracts		
Amount (kg)	–	2,433 [1]
$/oz	–	$532 [1]
Put options sold		
Amount (kg)	–	14,137
$/oz	–	$665
Call options sold		
Amount (kg)	–	43,498
$/oz	–	$522

[1] Represents a net short gold position and net short US dollars position, resulting from both forward sales and purchases for the period.

30   Financial risk management activities (continued)

Net open hedge position as at 31 December 2010 (continued)

Summary: All open contracts in the company's commodity hedge position as at 31 December 2010 (continued)

Year	2010	2009
SA Rand/Gold		
Forward contracts		
Amount (kg)	–	(1,244) [2]
R/kg	–	R232,225 [2]
Put options sold		
Amount (kg)	–	1,244
R/kg	–	R240,326
Call options sold		
Amount (kg)	–	1,244
R/kg	–	R262,832
Total net gold		
Delta (kg)	–	(41,235) [3]
Delta (oz)	–	(1,325,722) [3]

The open delta hedge position of the company at 31 December 2010 was nil (31 December 2009: 1.33Moz or 41t).

[2]   Represents a net long gold position and net short US dollars/rands position, resulting from both forward sales and purchases for the period.

[3]   The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2009.

As at 31 December 2010, the company had no open forward exchange or option contracts in its currency and gold hedge position.

The mix of hedging instruments, the volume of production hedged and the tenor of the hedge book is continually reviewed in the light of changes in operational forecasts, market conditions and the company's hedging policy.

Forward sales contracts require the future delivery of the underlying at a specified price.

A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date.

A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date.

Company – Notes to the financial statements

30 Financial risk management activities (continued)

Interest rate and liquidity risk
Refer note 35 in the group financial statements.

The following are the contractual maturities of financial liabilities, including interest payments.

Non-derivative financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years	
		Effective rate		Effective rate		Effective rate		Effective rate
	Million	%	Million	%	Million	%	Million	%
2010 ZAR								
Financial guarantees [4]	**100**		**–**		**16,567**	**3.7**	**6,570**	**5.7**
Borrowings	**745**	**7.3**	**28**	**9.8**	**99**	**9.8**	**314**	**9.8**
Trade and other payables	**3,969**		**–**		**–**		**–**	
2009 ZAR								
Financial guarantees [4]	10,409	1.6	–		5,446	3.5	100	
Borrowings	26	9.8	26	9.8	91	9.8	350	9.8
Trade and other payables	1,420		–		–		–	

[4] Not included in the statement of financial position.

Derivative financial assets and (liabilities)
At 31 December 2010, the company had no open hedge and non-hedge contracts as a result of the hedge book elimination. The following were the undiscounted forecast principal cash flows arising from all derivative contracts included in the statement of financial position (cash flow hedges and non-hedges) as at 31 December 2009 based on scheduled maturity dates:

Figures in million	Within one year	Between one and two years	Between two and five years	After five years	Total
SA Rands					
At 31 December 2009					
Cash inflows from assets	658	217	93	–	968
Cash outflows from liabilities	(2,172)	(2,694)	(3,746)	–	(8,612)
Net cash outflows	(1,514)	(2,477)	(3,653)	–	(7,644)

30 Financial risk management activities (continued)

Credit risk
Refer note 35 in the group financial statements.

The combined maximum credit risk exposure of the company is as follows:

Figures in million	2010	2009
	SA Rands	
Forward sale commodity contracts	–	944
Total derivatives	–	944
Other investments (note 12)	**14**	14
Other non-current assets	**4**	7
Trade and other receivables	**413**	302
Cash restricted for use	**9**	8
Cash and cash equivalents (note 18)	**1,000**	1,720
Total financial assets	**1,440**	2,995
Financial guarantees	**23,237**	15,955
Hedging guarantees	**–**	9,256
Total	**24,677**	28,206

The company has trade and other receivables that are past due totalling R58m (2009: R153m) and an impairment totalling R44m (2009: R67m). Trade and other receivables arise mainly due to intergroup transactions. The principal receivables continue to be in a sound financial position. No other financial assets are past due but not impaired.

Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the company's financial instruments as at 31 December are as follows:

Type of instrument

Figures in million	Carrying amount	Fair value	Carrying amount	Fair value
SA Rands	**2010**		**2009**	
Financial assets				
Other investments (note 12)	**44**	**43**	16	14
Other non-current assets	**4**	**4**	7	8
Trade and other receivables	**413**	**413**	302	302
Cash restricted for use	**9**	**9**	8	8
Cash and cash equivalents (note 18)	**1,000**	**1,000**	1,720	1,720
Derivatives	**–**	**–**	944	944
Financial liabilities				
Borrowings (note 21)	**960**	**960**	258	258
Trade and other payables	**3,969**	**3,969**	1,737	1,737
Derivatives	**–**	**–**	7,948	7,948

The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Company – Notes to the financial statements

30 Financial risk management activities (continued)

Fair value of financial instruments (continued)
Trade and other receivables
The fair value of the non-current portion of trade and other receivables has been calculated using market interest rates.

Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investment is carried at cost. There is no active market for the unlisted equity investment and fair value cannot be reliably measured.

Borrowings
The interest rate on the borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Derivatives
The fair value of derivatives are estimated based on ruling market prices, volatilities, interest rates and credit risk as at 31 December and includes all derivatives carried in the statement of financial position.

The company uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded. The company uses volatility inputs supplied by leading market participants (international banks).

There are no open hedge positions as a result of the hedge book elimination during 2010.

Derivative assets (liabilities) comprise the following:

		Assets			Liabilities	
	Cash flow hedge	Non-hedge		Cash flow hedge	Non-hedge	
Figures in million	accounted	accounted	Total	accounted	accounted	Total
SA Rands		**2009**			**2009**	
Commodity option contracts	–	–	–	–	(6,127)	(6,127)
Forward sale commodity contracts	–	944	944	(276)	(1,545)	(1,821)
Total derivatives	–	944	944	(276)	(7,672)	(7,948)

At 31 December 2010, the company had no open derivative positions in the hedge book. The impact of credit risk adjustment totalled R393m at 31 December 2009.

The company uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

30 Financial risk management activities (continued)

Fair value of financial instruments (continued)

The following table sets out the company's financial assets and liabilities measured at fair value by level within the fair value hierachy as at 31 December.

Type of instrument

Figures in million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
SA Rands			2010				2009	
Assets measured at fair value								
Financial assets at fair value through profit or loss								
Forward sale commodity contracts – non-hedged	–	–	–	–	–	944	–	944
Available-for-sale financial assets								
Equity securities	29	–	–	29	–	–	–	–
Liabilities measured at fair value								
Financial liabilities at fair value through profit or loss								
Commodity option contracts – non-hedged	–	–	–	–	–	6,127	–	6,127
Forward sale commodity contracts – non-hedged	–	–	–	–	–	1,545	–	1,545
Cash flow hedges								
Forward sale commodity contracts – cash flow hedged	–	–	–	–	–	276	–	276

The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.

Company – Notes to the financial statements

For the year ended 31 December

30 Financial risk management activities (continued)

Sensitivity analysis

Derivatives

A principal part of the company's management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors,viz. commodity price, foreign exchange rate and interest rates under varying scenarios.

The following table discloses the approximate sensitivities of the US dollar's marked-to-market value of the hedge book to key underlying factors at 31 December 2009 (actual changes in the timing and amount of the following variables may differ from the assumed changes below). There are no open hedge positions as a result of the hedge book elimination during 2010.

	Change in underlying factor (+)	Cash flow hedge accounted million	Non-hedge accounted million	Total change in fair value million
SA Rands	**2009**			
Currency (R/$)	Spot(+R1)	–	12	12
Gold price ($/oz)	Spot(+$250)	(93)	(2,492)	(2,585)
ZAR interest rate (%)	IR(+1.5%)	1	–	1

	Change in underlying factor (-)	Cash flow hedge accounted million	Non-hedge accounted million	Total change in fair value million
SA Rands	**2009**			
Currency (R/$)	Spot(-R1)	–	(42)	(42)
Gold price ($/oz)	Spot(-$250)	93	2,170	2,263
ZAR interest rate (%)	IR(-1.5%)	(1)	–	(1)

IR represents interest rate.

Interest rate risk on other financial assets and liabilities (excluding derivatives)

Refer note 35 in the group financial statements.

31 Capital management

Capital is managed on a group basis only and not on a company basis. Refer to note 36 in the group financial statements.

P370   AngloGold Ashanti Annual Financial Statements 2010   Company financial statements

Company financial statements

Principal subsidiaries and operating entities

For the year ended 31 December

Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts.

	Country of incorporation	Shares held		Percentage held	
		2010	2009	2010	2009
Principal subsidiaries					
AngloGold Ashanti Australia Limited	2	**257,462,077**	257,462,077	**100**	100
AngloGold Ashanti Holdings plc	7	**4,095,658,550**	3,785,771,334	**100**	100
		***723,254,927**	*1,304,730,736		
AngloGold Ashanti Holdings Finance plc	7	**100**	100	**100**	100
AngloGold Offshore Investments Limited	4	**1,000**	5,000,000	**100**	100
AngloGold Ashanti USA Incorporated	11	**234**	234	**100**	100
		***500**	*500		
Operating entities [1]					
AngloGold Ashanti Córrego do Sitío Mineração S.A.	3	**4,167,085,000**	833,417,000	**100**	100
AngloGold Ashanti (Ghana) Limited [2]	5	**132,419,585**	132,419,585	**100**	100
AngloGold Ashanti (Iduapriem) Limited	5	**66,270**	66,270	**100**	100
AngloGold Australia (Sunrise Dam) Pty Limited	2	**2**	2	**100**	100
AngloGold Namibia (Pty) Limited	9	**10,000**	10,000	**100**	100
Cerro Vanguardia S.A.	1	**13,875,000**	13,875,000	**92.50**	92.50
AngloGold Ashanti (Colorado) Corp [3]	11	**1,250**	1,250	**100**	100
Geita Gold Mining Limited	10	**2**	2	**100**	100
Mineração Serra Grande S.A.	3	**499,999,996**	499,999,996	**50**	50
Societé Ashanti Goldfields de Guinée S.A.	6	**3,486,134**	3,486,134	**85**	85
Société des Mines de Morila S.A. [4]	8	**400**	400	**40**	40
Société d'Exploitation des Mines d'Or de Sadiola S.A. [4]	8	**38,000**	38,000	**41**	41
Société d'Exploitation des Mines d'Or de Yatela S.A. [4]	8	**400**	400	**40**	40
Teberebie Goldfields Limited	5	**2,066,667**	2,066,667	**100**	100

* Indicates preference shares

[1] All the operating mines in South Africa, namely, Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa (sold 1 August 2010) and TauTona are all held by the parent company, AngloGold Ashanti Limited.

[2] Operates the Obuasi mine in Ghana, a wholly owned operation.

[3] Operates the Cripple Creek & Victor gold mine, a wholly owned operation.

[4] Represents a joint venture entity.

Country of incorporation – key

1	Argentina	7	Isle of Man
2	Australia	8	Mali
3	Brazil	9	Namibia
4	British Virgin Islands (BVI)	10	Tanzania
5	Ghana	11	United States of America
6	Republic of Guinea		

The aggregate interest in the net profits and losses in subsidiaries is as follows:

US Dollars millions	2010	2009
Net profits	**63**	1,090
Net losses	**(963)**	(1,449)
	(900)	(359)

SA Rands millions	2010	2009
Net profits	**460**	9,099
Net losses	**(7,033)**	(12,253)
	(6,573)	(3,154)

Non-GAAP disclosure

From time to time, AngloGold Ashanti Limited may publicly disclose certain 'Non-GAAP financial measures' in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures (headline earnings and gross profit) are used to adjust for fair value movements on the convertible and mandatory bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
		1 Headline loss adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on the convertible and mandatory bonds [1] (adjusted headline loss)		
(6,790)	**962**	Headline earnings (loss) (group note 13)	**122**	(852)
8,095	**(15,891)**	(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	**(2,273)**	990
(1,765)	**2,376**	Deferred tax on unrealised non-hedge derivatives and other commodity contracts (group note 12)	**337**	(221)
249	**(39)**	Fair value adjustment on option component of convertible bonds	**1**	33
–	**382**	Fair value loss on mandatory convertible bonds	**55**	–
(211)	**(12,210)**	Adjusted headline loss [1]	**(1,758)**	(50)
6,006	**17,862**	Hedge buy-back and related costs net of taxation	**2,545**	758
5,795	**5,652**	Adjusted headline earnings excluding hedge buy-back costs	**787**	708

[1] Loss (gain) on unrealised non-hedge derivatives and other commodity contracts in the income statement comprises the change in fair value of all non-hedge derivatives and other commodity contracts, from the previous reporting date or date of recognition (if later) through to the current reporting date.

Headline loss adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on convertible and mandatory bonds, is intended to illustrate earnings after adjusting for:

– the unrealised fair value change in contracts that were still open at the reporting date as well as the unwinding of the historic marked-to-market value of the positions settled in the period;

– the unrealised fair value change in the option component of the convertible bonds amounted to $1m, R39m (2009: $33m, R249m);

– the unrealised fair value change on the the mandatory bonds amounted to $55m, R382m (2009: nil)

– the unrealised fair value change in the onerous uranium contracts; and

– the unrealised fair value change of warrants on shares and the embedded derivative.

Management considers this an important measure for investors as it is used to assess the performance of the operations after the removal of certain accounting volatility that does not directly impact the operations.

1 Headline earnings adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on the convertible and mandatory bonds [1] (adjusted headline earnings) (continued)

2009	2010		2010	2009
(58)	**(3,283)**	**Cents per share** This calculation is based on adjusted headline loss of $1,758m, R12,210m (2009: $50m, R211m) and 371,870,821 (2009: 361,228,295) shares being the weighted average number of ordinary shares in issue during the financial year.	**(473)**	(14)

2 Gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts (adjusted gross (loss) profit)

2009	2010		2010	2009
		Reconciliation of gross profit (loss) to gross (loss) profit adjusted for unrealised non-hedge derivatives and other commodity contracts		
(4,409)	**7,864**	Gross profit (loss)	**1,082**	(578)
8,095	**(15,891)**	(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	**(2,273)**	990
3,686	**(8,027)**	Gross (loss) profit adjusted for unrealised non-hedge derivatives and other commodity contracts [1]	**(1,191)**	412

Gross (loss) profit adjusted for unrealised non-hedge derivatives and other commodity contracts is intended to illustrate earnings after adjusting for:

– The unrealised fair value change in contracts that were still open at the reporting date as well as the unwinding of the historic marked-to-market value of the positions settled in the period;

– The unrealised fair value change on the onerous uranium contracts; and

– The unrealised fair value change of warrants on shares and the embedded derivative.

Gross (loss) profit adjusted for unrealised non-hedge derivatives and other commodity contracts is analysed by origin as follows:

2009	2010		2010	2009
2,371	**(3,900)**	South Africa	**(574)**	263
486	**(1,896)**	Continental Africa	**(287)**	52
(112)	**(1,528)**	Australasia	**(216)**	(17)
2,006	**44**	Americas	**(13)**	242
244	**171**	Other, including corporate and non-gold producing subsidiaries	**24**	28
4,995	**(7,109)**		**(1,066)**	568
(1,309)	**(918)**	Less equity accounted investments	**(125)**	(156)
3,686	**(8,027)**		**(1,191)**	412

Non-GAAP disclosure

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		3 Loss on non-hedge derivatives and other commodity contracts is summarised as follows:		
		Group:		
2,476	**(2,073)**	(Loss) gain on realised non-hedge derivatives	**(277)**	254
(6,315)	**(18,954)**	Hedge buy-back costs	**(2,698)**	(797)
(8,095)	**15,891**	Gain (loss) on unrealised non-hedge derivatives	**2,273**	(990)
(11,934)	**(5,136)**	Loss on non-hedge derivatives and other commodity contracts per the income statement	**(702)**	(1,533)
		Company:		
58	**(932)**	(Loss) gain on realised non-hedge derivatives	**(125)**	7
–	**(7,631)**	Hedge buy-back costs	**(1,082)**	–
(4,148)	**7,080**	Gain (loss) on unrealised non-hedge derivatives	**1,003**	(495)
(4,090)	**(1,483)**	Loss on non-hedge derivatives and other commodity contracts per the income statement	**(204)**	(488)
		4 Price received		
30,745	**38,833**	Gold income per income statement	**5,334**	3,768
(1,056)	**(1,173)**	Adjusted for non-controlling interests	**(161)**	(132)
29,689	**37,660**		**5,173**	3,636
2,476	**(2,073)**	(Loss) gain on realised non-hedge derivatives	**(277)**	254
(6,315)	**(18,954)**	Hedge buy-back costs	**(2,698)**	(797)
2,975	**2,420**	Associates and equity accounted joint ventures' shares of gold income including realised non-hedge derivatives	**330**	357
28,825	**19,053**	Attributable gold income including realised non-hedge derivatives	**2,528**	3,450
142,837	**140,240**	Attributable gold sold – kg and oz (000)	**4,509**	4,592
201,805	**135,862**	Revenue price per unit – R/kg and $/oz	**561**	751

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
		5 Total costs		
18,905	**20,238**	Total cash costs (group note 4)	**2,778**	2,283
(777)	**(642)**	Adjusted for non-controlling interests and non-gold producing companies	**(90)**	(91)
1,412	**1,407**	Associates and equity accounted joint ventures' share of total cash costs	**193**	171
19,540	**21,003**	Total cash costs adjusted for non-controlling interests and non-gold producing companies	**2,881**	2,363
110	**166**	Retrenchment costs (group note 4)	**23**	14
182	**756**	Rehabilitation and other non-cash costs (group note 4)	**109**	22
4,615	**5,022**	Amortisation of tangible assets (group note 4)	**690**	555
18	**18**	Amortisation of intangible assets (group note 4)	**2**	2
(108)	**(266)**	Adjusted for non-controlling interests and non-gold producing companies	**(37)**	(12)
218	**105**	Associates and equity accounted joint ventures' share of production costs	**15**	26
24,575	**26,804**	Total production costs adjusted for non-controlling interests and non-gold producing companies	**3,683**	2,970
143,049	**140,418**	Gold produced – kg and oz (000)	**4,515**	4,599
136,595	**149,577**	Total cash cost per unit – R/kg and $/oz	**638**	514
171,795	**190,889**	Total production cost per unit – R/kg and $/oz	**816**	646
		6 EBITDA		
(1,859)	**3,786**	Operating profit (loss) per the income statement	**518**	(209)
4,615	**5,022**	Amortisation of tangible assets (group note 4)	**690**	555
18	**18**	Amortisation of intangible assets (group note 4)	**2**	2
(5,115)	**634**	Net impairments (reversals) of tangible assets (group notes 6, 13, 15 and 24)	**91**	(683)
–	**16**	Impairment of investment (group notes 6, 13 and 18)	**2**	–
8,095	**(15,891)**	(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 3)	**(2,273)**	990
6,315	**18,954**	Hedge buy-back costs (note 3)	**2,698**	797
–	**396**	Mandatory convertible bond issue discount, underwriting and professional fees	**56**	–
–	**21**	Exchange effects of equity raising	**3**	–
728	**–**	RMB derivative contract buy-back costs	**–**	94
(420)	**191**	Loss (profit) on disposal and abandonment of assets (group note 6)	**25**	(49)
–	**(314)**	Profit on disposal of investments (group note 6)	**(43)**	–
1,394	**936**	Share of associates' EBITDA	**128**	166
13,771	**13,769**		**1,897**	1,663

Management considers EBITDA to be an important measure to investors as it is used by the suppliers of funding as a requirement for the calculation of compliance with debt covenants being net debt to EBITDA (covenant threshold 3:1). Net debt to EBITDA for 2010 is 0.68:1 (2009: 0.52:1).

Non-GAAP disclosure

For the year ended 31 December

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
		7 Interest cover		
13,771	**13,769**	EBITDA (note 6)	**1,897**	1,663
835	**834**	Finance costs (group note 7)	**115**	101
135	**–**	Capitalised finance costs (group notes 7 and 15)	**–**	15
970	**834**		**115**	116
14	**17**	Interest cover – times	**16**	14
		8 Equity		
22,524	**27,023**	Total equity per statement of financial position	**4,113**	3,030
–	**5,739**	Mandatory convertible bonds (group note 26) (1)	**874**	–
22,524	**32,762**	Equity	**4,987**	3,030
		9 Net debt		
4,862	**11,148**	Borrowings – long-term portion (1) (group note 26)	**1,697**	654
9,493	**876**	Borrowings – short-term portion (1) (group note 26)	**133**	1,277
14,355	**12,024**	Total borrowings	**1,830**	1,931
(258)	**(259)**	Corporate office lease (group note 26)	**(39)**	(35)
1,019	**757**	Unamortised portion of the convertible and rated bonds	**115**	137
(481)	**(283)**	Cash restricted for use (group note 22)	**(43)**	(65)
(8,176)	**(3,776)**	Cash and cash equivalents (group note 23)	**(575)**	(1,100)
6,459	**8,463**	Net debt (group note 36)	**1,288**	868

(1)   The mandatory convertible bonds of $874m, R5,739m are treated as equity and excluded from borrowings.

2009	2010	Figures in million	2010	2009
SA Rands			US Dollars	
		10 Net asset value – cents per share		
22,524	**27,023**	Total equity per statement of financial position	**4,113**	3,030
–	**5,739**	Mandatory convertible bonds (group note 26)	**874**	–
22,524	**32,762**	Total equity	**4,987**	3,030
366	**384**	Number of ordinary shares in issue (millions) (group note 25)	**384**	366
6,153	**8,532**	Net asset value – cents per share	**1,299**	828
		Number of ordinary shares in issue consists of: 381,204,080 (2009: 362,240,669) ordinary shares (group note 25) and 2,806,126 (2009: 3,794,998) E ordinary shares (group note 25).		
		11 Net tangible asset value – cents per share		
22,524	**27,023**	Total equity per statement of financial position	**4,113**	3,030
–	**5,739**	Mandatory convertible bonds (group note 26)	**874**	–
(1,316)	**(1,277)**	Intangible assets (group note 16)	**(194)**	(177)
21,208	**31,485**		**4,793**	2,853
366	**384**	Number of ordinary shares in issue (millions) (group note 25)	**384**	366
5,794	**8,199**	Net tangible asset value – cents per share	**1,248**	779
		12 Return on equity		
(211)	**(12,210)**	Headline loss adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on the convertible and mandatory bonds (note 1)	**(1,758)**	(50)
–	**72**	Finance costs on the mandatory convertible bonds (group note 7)	**10**	–
6,006	**17,862**	Cost of hedge buy-back net of taxation	**2,545**	758
5,795	**5,724**	Adjusted headline earnings excluding finance costs on mandatory bonds and hedge buy-back costs	**797**	708
22,524	**32,762**	Equity (note 8)	**4,987**	3,030
23,135	**27,643**	Average equity	**4,009**	2,771
		Note – Equity for 2008 amounted to $2,511m, R23,746m		
25	**21**	Return on equity – %	**20**	26

Management has stated that it is targeting a return on capital of 15% and this measure provides investors with the calculation of management's performance.

Non-GAAP disclosure

2009	2010	Figures in million	2010	2009
SA Rands			**US Dollars**	
		13 Operating cash flow		
3,781	**(5,730)**	Net cash (outflow) inflow from operating activities per statement of cash flows	**(942)**	502
(5,078)	**(5,279)**	Stay-in-business capital expenditure per statement of cash flows	**(723)**	(606)
(1,297)	**(11,009)**		**(1,665)**	(104)
		14 Cash (utilised) generated to cash invested		
3,781	**(5,730)**	Net cash (outflow) inflow from operating activities per statement of cash flows	**(942)**	502
(474)	**(846)**	Dividends paid	**(117)**	(56)
3,307	**(6,576)**	Net cash (utilised) generated	**(1,059)**	446
(2,000)	**(6,362)**	Net cash outflow from investing activities	**(871)**	(195)
1.7	**1.0**		**1.2**	2.3
		15 Market capitalisation		
362	**381**	Number of listed ordinary shares in issue at year-end (millions) (group note 25)	**381**	362
306.29	**326.90**	Closing share price as quoted on the JSE and New York Stock Exchange	**49.23**	40.18
110,951	**124,616**	Market capitalisation	**18,767**	14,555
		16 Average number of employees		
		South Africa	**35,660**	37,425
		Continental Africa	**15,761**	15,267
		Australasia	**494**	1,776
		Americas	**6,582**	5,884
		Other, including corporate and non-gold producing subsidiaries	**3,549**	3,012
			62,046	63,364

Glossary of terms and Non-GAAP metrics

Adjusted gross margin: Adjusted gross profit (loss) divided by gold sales including realised non-hedge derivatives, expressed as a percentage.

Adjusted gross profit (loss): Gross profit (loss) excluding unrealised non-hedge derivatives and other commodity contracts.

Adjusted headline earnings (loss): Headline earnings (loss) excluding unrealised non-hedge derivatives, fair value adjustments on the mandatory convertible bonds and the option component of the convertible bonds, fair value gain (loss) on interest rate swap, adjustments to other commodity contracts and deferred tax thereon.

All injury frequency rate: The total number of injuries and fatalities that occurs per million hours worked.

Available-for-sale financial asset: A financial asset that has been designated as available-for-sale or a financial asset other than those classified as loans and receivables, held-to-maturity investments or derivative instruments.

Average number of employees: The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary. Employee numbers of joint ventures represents the group's attributable share.

BIF: Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.

By-products: Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.

Calc-silicate rock: A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.

Capital expenditure: Total capital expenditure on tangible assets which includes stay-in-business and project capital.

Carbon-in-leach (CIL): Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.

Cash flow hedge: A hedge of exposure to variability in cash flows, that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

Comminution: Comminution is the crushing and grinding of ore to make gold available for treatment. (See also "Milling").

Contained gold: The total gold content (tons multiplied by grade) of the material being described.

Cut-off grade (surface mines): The minimum grade at which a unit of ore will be mined to achieve the desired economic outcome.

Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production.

Development: The process of accessing an orebody through shafts and/or tunnelling in underground mining operations.

Discontinued operation: A component of an entity that, pursuant to a single plan, has been disposed of or abandoned or is classified as held for sale until conditions precedent to the sale have been fulfilled.

Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity, usually consisting of 85% gold on average.

Electro-winning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.

Glossary of terms and Non-GAAP metrics

Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.

EBITDA: Operating profit (loss) before amortisation of tangible and intangible assets, impairment of tangible and intangible assets, profit (loss) on disposal of assets and investments and unrealised non-hedge derivatives, hedge buy-back and restructuring costs plus the share of associates' EBITDA, less profit (loss) from discontinued operations.

Effective tax rate: Current and deferred taxation as a percentage of profit before taxation.

Equity: Total equity plus the mandatory convertible bonds. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.

Feasibility study: A comprehensive design and costing study of the selected option for the development of a mineral project in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the factors reasonably serve as the basis for a final decision to proceed with the development of the project. The overall confidence of the study should be stated.

Financial asset: Cash or cash equivalents, an equity instrument, a contractual right to receive cash, or a contractual right to exchange a financial instrument under favourable conditions.

Financial liability: A contractual obligation to pay cash, deliver equity or transfer other benefits or a contractual obligation to exchange a financial instrument under unfavourable conditions. This includes debt.

Gain (loss) on non-hedge derivatives and other commodity contracts: Fair value changes on derivatives that are neither designated as meeting the normal sale exemption under IAS 39, nor designated as cash flow hedges and other commodity contracts.

Gain (loss) on realised non-hedge derivatives: Represents the cash inflow or outflow impact on the income statement of non-hedge derivatives that were settled during the current year.

Gain (loss) on unrealised non-hedge derivatives and other commodity contracts: This represents the change in fair value, including translation differences, of all open non-hedge derivative positions and adjustments to other commodity contracts from the previous reporting date or date of recognition (if later) through to the current reporting date.

Gold produced: Refined gold in a saleable form derived from the mining process.

Grade: The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).

Held-to-maturity investment: A financial asset with a fixed maturity and fixed or determinable future payments, that management has the positive intent and ability to hold to maturity. The financial asset is classified as a non-current asset, except when it has a maturity within twelve months from the reporting date, in which case it is classified as a current asset.

Indicated Mineral Resource: An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Inferred Mineral Resource: An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Interest cover: EBITDA divided by finance costs.

Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon.

Life of mine (LOM): Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan.

Loans and receivables: A financial asset with fixed or determinable repayments that are not quoted in an active market, other than, a derivative instrument, or a financial asset classified as available-for-sale.

Marked-to market: The fair value change of all financial instruments since initial recognition, net of premiums.

Measured Mineral Resource: A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

Metallurgical plant: A processing plant constructed to treat ore and extract gold.

Milling: A process of reducing broken ore to a size at which concentrating can be undertaken. (See also "Comminution").

Mine call factor: The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

Mineral deposit: A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth's crust.

Mineral Resource: A 'Mineral Resource' is a concentration or occurrence of material of intrinsic economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. A Mineral Resource is subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Monetary asset: An asset which will be settled in a fixed or easily determinable amount of money.

Net asset value per share: Total equity per the statement of financial position plus the mandatory convertible bonds divided by shares in issue.

Net debt: Borrowings (excluding the Turbine Square Two (Proprietary) Limited lease and the mandatory convertible bonds, adjusted for the unamortised portion of the convertible and rated bonds) less cash.

Net operating assets: Tangible assets, current and non-current portion of inventories, current and non-current trade and other receivables (excluding recoverable tax, rebates, levies and duties), less current and non-current trade, other payables and deferred income (excluding unearned premiums on normal sale extended contracts).

Net tangible asset value per share: Total equity as per the statement of financial position plus the mandatory convertible bonds less intangible assets, divided by the number of ordinary shares in issue.

Normal purchase normal sale exemption (NPSE): Hedge contracts designated as meeting the exemption criteria under IAS 39.

Operating cash flow: Net cash inflow from operating activities less stay-in-business capital expenditure.

Ore Reserve: An 'Ore Reserve' is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate that at the time of reporting, extraction could reasonably be justified. An Ore Reserve is subdivided in order of increasing confidence into Probable Ore Reserve and Proved Ore Reserve.

Glossary of terms and Non-GAAP metrics

Ounce (oz) (troy): Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.

Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, Ore Reserve development and stay-in-business capital. This grade is expressed as an in situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

Precipitate: The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.

Prefeasibility study: A comprehensive study of the viability of a range of options for a mineral project that has advanced to a stage at which the preferred mining method in the case of underground mining or the pit configuration in the case of an open pit has been established, and an effective method of mineral processing has been determined. It includes a financial analysis based on realistic assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors that are sufficient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. The overall confidence of the study should be stated. A prefeasibility study is at a lower confidence level than a feasibility study.

Price received ($/oz and R/kg): Attributable gold income including realised non-hedge derivatives divided by attributable ounces or kilograms sold.

Probable Ore Reserve: A 'Probable Ore Reserve' is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Productivity: An expression of labour productivity based on the ratio of grams of gold produced per month to the total number of employees in mining operations.

Proved Ore Reserve: A 'Proved Ore Reserve' is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Project capital: Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.

Reclamation: In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.

Recovered grade: The recovered mineral content per unit of ore treated.

Reef: A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.

Refining: The final purification process of a metal or mineral.

Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Continental Africa (Ghana, Guinea, Mali, Namibia and Tanzania), Australasia, and the Americas (Argentina, Brazil and United States of America).

Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Related party: Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Return on equity: Adjusted headline earnings before finance costs on the mandatory convertible bonds and hedge buy-back costs expressed as a percentage of average equity.

Seismic event: A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.

Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Significant influence: The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.

Smelting: A pyro-metallurgical operation in which gold is further separated from impurities.

Stay-in-business capital: Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development and capital expenditure related to safety, health and the environment.

Stope: Underground excavation where the orebody is extracted.

Stoping: The process of excavating ore underground.

Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.

Tailings dam (slimes dam): Dam facilities designed to store discarded tailings.

Tonne: Used in metric statistics. Equal to 1,000 kilograms.

Ton: Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.

Tonnage: Quantity of material measured in tonnes or tons.

Total cash costs: Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.

Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Total production costs: Total cash costs plus amortisation, retrenchment, rehabilitation and other non-cash costs. Corporate administration and exploration costs are excluded.

Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.

Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

Weighted average number of ordinary shares: The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

Glossary of terms and Non-GAAP metrics

Abbreviations

$	United States dollars
A$ or AUD	Australian dollars
ADS	American Depositary Share
ADR	American Depositary Receipt
AIFR	All injury frequency rate
ARS	Argentinean peso
ASX	Australian Securities Exchange
Au	Contained gold
BCM	Bank cubic metres, i.e. ore in the ground
BRL	Brazilian real
bn	Billion
C$ or CAD	Canadian dollars
capex	Capital expenditure
CDI	Chess Depositary Interests
CHF	Swiss francs
CLR	Carbon Leader Reef
FCFA	Franc Communauté Financiére Africaine
FIFR	Fatal injury frequency rate
g	Grams
g/t	Grams per tonne
g/TEC	Grams per total employee costed
GHC, cedi or ¢	Ghanaian cedi
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
HKD	Hong Kong dollar
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited
King Code	South African King Code on Corporate Governance, 2009 (King III)
kg	Kilograms
LSE	London Stock Exchange
LIBOR	London Interbank Offer Rate
LOM	Life of mine
m²/TEC	Square metres per total employee costed
M or m	Metre or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
N$ or NAD	Namibian dollars
NOSA	National Occupational Safety Association
NYSE	New York Stock Exchange
oz	Ounces (troy)
oz/t	Ounces per ton
R, ZAR or Rand	South African rands
SAMREC	South African Code for the Reporting of Mineral Resources and Mineral Reserves 2007 Edition
SEC	United States Securities and Exchange Commission
SRP	South African Securities Regulation Panel
SOX	Sarbanes-Oxley Act of 2002
t	Tons (short) or tonnes (metric)
tpm	Tonnes/tons per month
tpa	Tonnes/tons per annum
tpd	Tonnes/tons per day
US/USA/United States	United States of America
VCR	Ventersdorp Contact Reef
VCT	Voluntary counselling and testing

Shareholder information

Shareholders at 31 December

According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5% of the ordinary issued share capital of the company:

	Ordinary shares held			
	31 December 2010		31 December 2009	
	Number	%	Number	%
The Bank of New York Mellon*	167,587,981	43.96	176,762,305	48.79
Paulson & Co., Inc	41,000,000	10.76	42,849,864	11.83
Allan Gray Unit Trust Management Limited	31,668,339	8.31	36,689,809	10.13
Fidelity Management & Research	28,383,749	7.45	–	–

* Shares held through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti's ADS custodian.

Top 20 shareholders

The 20 largest holders of the ordinary share capital of the company as at 31 December 2010 were:

	Ordinary shares held	
	Number	%
1. Paulson & Co., Inc.	41,000,000	10.76
2. Allan Gray Unit Trust Management Limited	31,668,339	8.31
3 Fidelity Management & Research	28,383,749	7.45
4. Public Investment Corp. of South Africa	15,593,017	4.09
5. NWQ Investment Management Co. LLC	12,640,631	3.32
6. Tradewinds Global Investors LLC	11,705,520	3.07
7. Government of Ghana	11,257,076	2.95
8. Van Eck Global	11,182,828	2.93
9. Wellington Management Co. LLP	10,509,892	2.76
10. Blackrock Investment Management (UK) Limited	9,822,590	2.58
11. First State Investments International (UK) Limited	9,321,479	2.45
12. Vanguard Group, Inc.	8,055,711	2.11
13. Blackrock Fund Advisors	8,023,092	2.10
14. Franklin Advisers, Inc.	6,966,175	1.83
15. Investec Asset Management (Pty) Limited (South Africa)	6,793,209	1.78
16. Comgest SA	6,741,104	1.77
17. Government of Singapore Investment Corp. Pte Limited	6,061,592	1.59
18. Old Mutual Investment Group South Africa (Pty) Limited	5,489,024	1.44
19. Capital International Research & Management	4,535,237	1.19
20. Northern Cross LLC	4,458,584	1.17

The above list of shareholders may not necessarily reflect the beneficial shareholders.

Shareholder information

Analysis of ordinary shareholdings as at 31 December 2010

Size of shareholding	Number of shareholders	% of total shareholders	Number of shares issued	% of shares issued
1 – 100	2,649	29.27	143,122	0.04
101 – 500	3,841	42.45	868,124	0.23
501 – 1,000	728	8.05	545,931	0.14
1,001 – 5,000	851	9.40	1,926,182	0.51
5,001 – 10,000	192	2.12	1,387,139	0.36
10,001 – 100,000	581	6.42	20,825,694	5.46
Over 100,000	207	2.29	355,507,888	93.26
Total	9,049	100.00	381,204,080	100.00

Shareholder spread at 31 December 2010

Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:

Class	Number of shares	% of shares issued	Number of holders	% of shareholders
Ordinary shares				
Non-public shareholders:				
– Directors	26,135	0.007	4	0.04
– Strategic holdings	11,257,076	2.95	1	0.01
Public shareholders	369,920,869	97.04	9,044	99.95
Total	381,204,080	100.00	9,049	100.00

A redeemable preference shares
B redeemable preference shares } All shares are held by a wholly owned subsidiary company

Stock exchange listings

The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary Interests [1] (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

Stock exchange information at 31 December

		2010	2009	2008	2007	2006
JSE (Share code: ANG)						
Rands per share:						
Market price	– high	**366.31**	369.00	349.00	358.89	387.00
	– low	**266.40**	232.06	150.11	254.00	247.00
	– year end	**326.90**	306.29	252.00	293.00	329.99
Shares traded	– 000	**270,652**	376,590	306,655	216,717	131,476
London Stock Exchange (Share code: AGD)						
Pounds per share:						
Market price	– high	**32.32**	28.53	23.08	23.15	34.72
	– low	**23.15**	16.64	9.93	18.43	17.50
	– year end	**31.79**	27.06	16.66	21.25	20.55
Shares traded	– 000	**2,359**	643	5	648	421
Euronext Paris (Share code: VA)						
Euros per share:						
Market price	– high	**38.50**	31.40	34.79	37.95	52.15
	– low	**25.35**	17.54	10.46	25.21	28.00
	– year end	**36.58**	28.85	18.20	29.05	35.40
Shares traded	– 000	**723**	1,102	1,926	1,609	1,209
Ghana Stock Exchange (Share code: AGA)						
(listing commenced 27 April 2004)						
Ghana Cedis per share: [2]						
Market price	– high	**34.00**	30.00	30.00	30.00	30.00
	– low	**30.00**	30.00	30.00	30.00	30.00
	– year end	**34.00**	30.00	30.00	30.00	30.00
Shares traded	– 000	**9**	118	–	–	1
Euronext Brussels (Share code: ANG)						
Euros per IDR:						
Market price	– high	**38.00**	31.04	34.75	37.55	51.00
	– low	**25.23**	16.83	10.58	25.90	28.10
	– year end	**36.10**	27.85	19.05	30.00	36.00
IDRs traded	– 000	**596**	807	681	704	1,028
Each IDR is equal to one ordinary share						
New York Stock Exchange (Share code: AU)						
US dollars per ADS:						
Market price	– high	**52.86**	47.52	51.35	49.88	62.20
	– low	**34.11**	27.88	13.37	33.80	35.58
	– year end	**49.23**	40.18	27.71	42.81	47.09
ADSs traded	– 000	**504,186**	706,541	588,403	352,041	348,040
Each ADS is equal to one ordinary share						

Shareholder information

Stock exchange information at 31 December continued

		2010	2009	2008	2007	2006
Australian Securities Exchange (Share code: AGG)						
Australian dollars per CDI:						
Market price	– high	**10.50**	11.50	11.31	12.37	16.40
	– low	**7.65**	6.80	4.25	8.85	9.75
	– year end	**9.84**	9.00	7.60	10.10	11.90
CDIs traded	– 000	**6,023**	6,574	5,854	14,993	5,424
Each CDI is equal to one-fifth of one ordinary share						
Ghana Stock Exchange (Share code: AADS)						
(listing commenced 27 April 2004)						
Ghana Cedis per GhDS: (2)						
Market price	– high	**0.60**	0.35	0.35	0.30	0.31
	– low	**0.30**	0.30	0.35	0.30	0.30
	– year end	**0.60**	0.30	0.35	0.30	0.31
GhDSs traded	– 000	**921**	477	183	–	–
Each GhDS is equal to one-hundredth of one ordinary share						

(1) *Clearing House Electronic Sub-register System.*

(2) *Adjusted to address change in currency.*

Shareholders' diary

Financial year-end		31 December 2010
Annual financial statements	posting on or about	31 March 2011
Annual general meeting	11:00 SA time	11 May 2011
Quarterly reports		Released on or about
– Quarter ended 31 March 2011		11 May 2011
– Quarter ended 30 June 2011		1 August 2011
– Quarter ended 30 September 2011		1 November 2011
– Quarter ended 31 December 2011		*16 February 2012

* *Approximate dates.*

Dividends

Dividend number	Date Dividend declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
Interim – number 108	10 August 2010	27 August 2010	10 September 2010	20 September 2010
Final – number 109	15 February 2011	4 March 2011	18 March 2011	28 March 2011
Interim – number 110	*2 August 2011	*19 August 2011	*2 September 2011	*12 September 2011

* *Approximate dates.*

Dividend policy

Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bonds and other debt facilities and other factors.

Withholding tax

On 21 February 2007, the South African Government announced a proposal to replace the Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. The date for the implementation of the withholding tax on dividends has now been announced as 1 April 2012. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax on dividends will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

Annual general meeting

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights

The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.

Options granted in terms of the share incentive scheme do not carry rights to vote.

Change of details

Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Annual financial statements

Should you wish to receive a printed copy of our 2010 annual financial statements, please request same from the contact persons listed at the end of this report or on the company's website.

Notes



Administrative information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

ISIN: ZAE000043485

Share codes:

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor:	UBS

Auditors:	Ernst & Young Inc.

Offices

Registered and corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors

Executive

M Cutifani** (Chief Executive Officer)
S Venkatakrishnan* (Chief Financial Officer)

Non-executive

TT Mboweni [†] (Chairman)
R Gasant [†]
FB Arisman [#]
WA Nairn [†]
Prof LW Nkuhlu [†]
F Ohene-Kena [+]
SM Pityana [†]

[†] South African   * British
[#] American   ** Australian   + Ghanaian

Officers

Company Secretary: Ms L Eatwell

Investor Relations

South Africa

Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
Fax: +27 11 637 6400
E-mail: mbedford@AngloGoldAshanti.com

United States

Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1 646 717-3978
E-mail: sbailey@AngloGoldAshanti.com

Share Registrars

South Africa

Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary

The Bank of New York Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECTSM

BoNY maintains a direct share purchase
and dividend reinvestment plan for
AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

General e-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.AngloGoldAshanti.com and
under the "Investors" tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 31, 2011

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary